As confidentially submitted with the United States Securities and Exchange Commission on December 2, 2014.

This draft registration statement has not been publicly filed with the United States Securities and Exchange

Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Klox Technologies Inc.

(Exact name of Registrant as specified in its charter)

Canada (State or other jurisdiction of incorporation or organization)	2834 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification Number)

275 Boulevard Armand Frappier

Laval, Québec H7V 4A7

Canada

(866) 653-5569

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

CT Corporation System

111 Eighth Avenue

New York, New York 10011

(212) 894-8800

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Marc Recht, Esq. Divakar Gupta, Esq. Richard Segal, Esq. Cooley LLP 500 Boylston Street Boston, MA 02116 (617) 937-2300	Gino Martel, Esq. Pierre-Philippe Taché, Esq. François Brabant, Esq. BCF LLP 1100 René-Lévesque Boulevard West, 25th Floor Montreal, QC H3B 5C9 (514) 397-8500	Mitchell Bloom, Esq. Edward King, Esq. Goodwin Procter LLP 53 State Street Boston, MA 02109 (617) 570-1000	Shahir Guindi, Esq. Christopher Main, Esq. Osler, Hoskin & Harcourt LLP 1000 de la Gauchetière Street West, Suite 2100 Montreal, QC H3B 4W5 (514) 904-8100

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
Common shares, no par value per share(1)	US$	US$

(1)	Includes shares subject to the underwriters’ option to purchase additional shares.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) of the Securities Act.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the United States Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	Subject to Completion	December 2, 2014

             Shares

Common Shares

This is an initial public offering of common shares of Klox Technologies Inc. No public market currently exists for our common shares. We are offering all of the              common shares to be sold in this offering. We expect the public offering price to be between US$         and US$         per share.

We intend to apply to list our common shares on the NASDAQ Global Market under the symbol “KLOX.”

We are an “emerging growth company” as defined under the United States federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements for this and future filings.

Investing in our common shares involves a high degree of risk. Before buying any shares, you should carefully read the discussion of material risks of investing in our common shares in “Risk factors” beginning on page 13 of this prospectus.

Neither the United States Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	US$	US$
Underwriting discounts	US$	US$
Proceeds, before expenses, to us	US$	US$

The underwriters may also purchase up to an additional              common shares from us at the public offering price, less the underwriting discounts payable by us, to cover over-allotments, if any, within 30 days from the date of this prospectus. If the underwriters exercise this option in full, the total underwriting discounts will be US$         and our total proceeds, after underwriting discounts but before expenses, will be US$        .

The underwriters are offering the common shares as set forth under “Underwriting.” Delivery of the shares will be made on or about                     , 2015.

UBS Investment Bank

Canaccord Genuity	Needham & Company

National Bank Securities (USA) Corp.

You should rely only on the information contained in this prospectus or contained in any free writing prospectus filed with the United States Securities and Exchange Commission. Neither we nor the underwriters have authorized anyone to provide you with additional information or information different from that contained in this prospectus or in any free writing prospectus filed with the United States Securities and Exchange Commission. We and the underwriters are offering to sell, and seeking offers to buy, our common shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date on the front cover of this prospectus, or such other dates as are stated in this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common shares.

For investors outside the United States and Canada, neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States and Canada. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

All industry and market data in this prospectus, including information provided by independent industry analysts, is presented in U.S. dollars. Unless otherwise noted, all other financial and other data related to Klox Technologies Inc. in this prospectus is presented in Canadian dollars. All references to “$” in this prospectus refer to Canadian dollars or U.S. dollars, as the context requires based on the foregoing, and as noted at the beginning of each applicable section of this prospectus. All references to “C$” and “CAD” in this prospectus mean Canadian dollars, unless otherwise noted. All references to “US$” and “USD” in this prospectus mean U.S. dollars, unless otherwise noted.

Through and including                     , 2015, (the 25th day after the date of this prospectus) federal securities law may require all dealers that effect transactions in these securities, whether or not participating in this offering, to deliver a prospectus. This is in addition to the dealers’ obligations to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

II-1

CURRENCY TRANSLATION

The table below shows the period end, average, high and low exchange rates of U.S. dollars per Canadian dollar for the periods shown. Average rates are computed based on the inverse noon buying rate of the Federal Reserve Bank of New York for the Canadian dollar on each business day during the relevant year indicated or each business day during the relevant month indicated.

	Month ended
	June 30, 2014		July 31, 2014		August 29, 2014		September 30, 2014		October 31, 2014		November 28, 2014
High	US$	0.9367	US$	0.9404	US$	0.9211	US$	0.9206	US$	0.8980	US$	0.8900
Low		0.9143		0.9167		0.9106		0.8922		0.8858		0.8754
End of Period		0.9367		0.9183		0.9210		0.8922		0.8872		0.8757
Average		0.9232		0.9312		0.9151		0.9083		0.8919		0.8830

	Year ended December 31,										Nine months ended
	2009		2010		2011		2012		2013		September 30, 2014
High	US$	0.9719	US$	1.0040	US$	1.0584	US$	1.0299	US$	1.0164	US$	0.9141
Low		0.7695		0.9280		0.9430		0.9600		0.9348		0.9423
End of Period		0.9559		0.9991		0.9835		1.0042		0.9401		0.8888
Average		0.8763		0.9714		1.0121		1.0007		0.9712		0.8923

On November 28, 2014, the inverse of the noon buying rate was C$1.00=US$0.8757. Unless otherwise specified herein, all U.S. dollar amounts have been converted to Canadian dollar amounts based on the noon buying rate on November 28, 2014, which was US$1.00=C$1.1420.

MARKET, INDUSTRY AND OTHER DATA

Some of the industry and market data contained in this prospectus are based on independent industry publications and other publicly available information. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to this information. These industry publications, surveys and forecasts generally indicate that their information has been obtained from sources believed to be reliable.

II-2

TRADEMARKS

We have proprietary and licensed rights to trademarks used in this prospectus which are important to our business, many of which are registered under applicable intellectual property laws. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the “®” or “™” symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies. Each trademark, trade name or service mark of any other company appearing in this prospectus is the property of its respective holder.

II-3

Prospectus summary

This summary highlights information contained in other parts of this prospectus. Because it is only a summary, it does not contain all of the information that you should consider before investing in our common shares and it is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus. You should read the entire prospectus carefully, especially “Risk Factors,” “Business” and our consolidated financial statements and the related notes, before deciding to buy our common shares. Unless the context otherwise requires, any reference to “Klox,” “Klox Technologies,” “we,” “our” and “us” in this prospectus refers to Klox Technologies Inc. and its subsidiaries. Unless otherwise specified, all references to “$” in this “Prospectus Summary,” other than in the section entitled “—Summary Consolidated Financial Data,” refer to U.S. dollars. All references to “$” in the section entitled “—Summary Consolidated Financial Data” refer to Canadian dollars.

OUR COMPANY

We are a specialty pharmaceutical company focused on developing and commercializing products based on our proprietary BioPhotonic technology platform to address skin and soft tissue disorders. Initially, we intend to focus on indications in the areas of dermatology, wound care and oral health. LumiCleanse and LumiBel, our dermatology treatment systems for acne vulgaris and cosmetic skin care, respectively, are being commercialized with leading global collaborators in Canada and Europe. The gel component of LumiHeal, our wound healing treatment system, has received European marketing authorization, and we intend to commercialize this product on our own. We anticipate commercial launch of LumiCleanse, LumiBel and LumiHeal in Europe in 2015. We are also developing our oral health franchise, including PERIO-1 for the treatment of periodontitis, and we intend to file for CE mark approval for PERIO-1 in early 2015. Through our collaborators’ efforts and our own, we plan to commercialize these and future treatment systems worldwide.

Our BioPhotonic technology platform is a proprietary and novel treatment solution that harnesses the power of light and photo-activated oxygen-rich gel formulations to treat skin and soft tissue disorders. The combination of the emitted wavelengths from the multi-light-emitting diode, or LED, lamps and the light absorbing molecules, or chromophores, contained in our gels are specific to each indication. By varying the interactions between light and gel, we can induce different physiological processes that promote healing specific to the underlying pathology. These physiological processes promote healing with bactericidal properties specific to the underlying pathology and include increased collagen production, altered cellular response and the production of photons and oxygen.

Our topical therapy is non-invasive, non-abrasive, kills bacteria, stimulates healing within a short exposure period and does not require incubation or metabolization of the chromophores. Individual treatment times last less than 10 minutes, with a significant majority of patients reporting treatments to be painless, which we believe may result in improved patient compliance with treatment regimens. Further, treatments are generally well tolerated and do not induce photosensitivity. European regulatory bodies and Health Canada have designated our BioPhotonic treatment systems approved or cleared to date as Class II medical devices for the treatment of acne and for wound healing, enabling us and our collaborators to commercialize treatment systems more quickly in these jurisdictions. In the United States, the Food and Drug Administration, or FDA, has indicated that our LumiHeal treatment system will be regulated as a combination product.

MARKET OPPORTUNITY

Dermatology

The markets that we serve and intend to serve are large and growing. According to VisionGain Ltd., or VisionGain, the medical dermatology market is expected to approach $25.5 billion in global revenues in 2015. Acne treatments accounted for approximately $3.7 billion of global pharmaceutical sales in 2012 and, according to widely-cited data, it is estimated that acne affects nearly 85% of individuals at some point in their lives and 40 to 50 million Americans each year. Inflammatory skin diseases, such as psoriasis, an autoimmune disease that can be associated with a wide range of skin symptoms, and eczema, a skin condition that makes skin red and itchy, collectively accounted for over $9.5 billion in global pharmaceutical sales in 2012, according to VisionGain. While the current standards of care for these dermatology conditions offer benefits and temporary relief to patients, they also possess many limitations, including application site irritation, dryness, stinging, burning and photosensitivity.

The global market for aesthetic dermatology is significant and growing, driven by a large population of consumers who are looking to delay signs of aging and improve general appearance. The International Society of Aesthetic Plastic Surgery conducted a survey of board certified equivalent plastic surgeons in the top global markets for aesthetic procedures and reported that this group performed approximately 23.5 million procedures, comprised of approximately 11.6 million surgical procedures and approximately 11.9 million non-surgical procedures, in 2013. During the same period, consumers spent more than $12 billion on over 11 million physician-administered surgical and non-surgical aesthetic procedures in the United States alone, according to the annual statistics of the American Society for Aesthetic Plastic Surgery. A strong consumer preference for non-surgical options and the increasing availability of effective alternatives have prompted adoption of non-surgical aesthetic procedures by a broader patient population.

Wound care

Chronic wounds are skin lesions that become arrested during the healing process leading to progressive ulceration of the skin and necrosis of the surrounding tissue, and are classified by the underlying condition that results in impaired healing ability. Common treatments for ulcers include bandaging, oral antibiotics and lavage, whereby the affected area is cleaned using a medicated solution. In the United States, the annual cost to the healthcare system of chronic wound treatment and related complications was estimated to exceed $25 billion in 2010, according to research published in Wound Repair and Regeneration. In 2012, chronic wounds in the form of diabetic ulcers, or DUs, venous leg ulcers, or VLUs, and pressure ulcers, or PUs, affected 20 million people worldwide, according to research published in Advances in Skin & Wound Care. Despite the existence of these many different treatments for chronic wounds, many patients do not respond to traditional treatments.

Wound care often occurs in a variety of settings, ranging from the hospital to patients’ homes, with varying standards of care and reimbursement levels. In jurisdictions such as the United States, Canada and the United Kingdom, third-party payors are increasingly scrutinizing treatment methods and reimbursement amounts, resulting in reduced reimbursement for many standards of care. A significant shift in reimbursement practice in the United States for wound care occurred in 2014, following changes instituted by Centers for Medicare & Medicaid Services, which tiered skin substitute products into high and low-paying groups and introduced bundled payments for procedures performed in the hospital outpatient setting. These changes have the potential to impact the use of current skin grafting methods as the use of many high-cost skin substitute products may now be unprofitable to hospitals, which may force providers to consider more cost-effective alternatives.

Oral health

Periodontitis, a condition caused by plaque build-up on teeth, is characterized by the progressive, chronic infection and inflammation of the gums and surrounding tissue. In its mildest form, the disease is termed gingivitis, which is accompanied by swollen, bleeding gums. When gingivitis is not controlled, the disease often progresses to periodontitis. The World Health Organization estimates that 10% to 15% of adults worldwide suffer from advanced periodontal disease. According to the Centers for Disease Control and Prevention, half of Americans age 30 or older have periodontal disease, which includes periodontitis, with the prevalence increasing to 70% for adults age 65 and older. It is estimated that the annual cost of periodontal therapy in the United States alone exceeded $14 billion in 2002, according to research published in Advances in Experimental Medicine and Biology.

PRODUCT CANDIDATES

The following table sets forth our product candidates for the development of our dermatology, wound care and oral health franchises.

In July 2014, we entered into a license and joint venture agreement with LEO Pharma A/S, or LEO, pursuant to which we granted LEO the exclusive global right, excluding Canada, to commercialize our current and future BioPhotonic topical formulations and lamps for dermatological conditions, excluding orphan indications (rare diseases as defined by the FDA and European Medicines Agency), and aesthetic rejuvenation procedures. We anticipate that LEO will begin commercial sales of LumiCleanse and LumiBel in select European countries in 2015, under a new LEO brand. We expect that LEO will begin pursuing regulatory approval or clearance in late 2014 to market LumiCleanse in the United States. We anticipate that LEO will begin commercializing both LumiCleanse and LumiBel in the United States if and when LumiCleanse has been cleared or approved. In November 2013, we entered into a distribution and supply agreement with Sandoz Canada Inc., or Sandoz Canada, pursuant to which we granted Sandoz Canada the exclusive right to commercialize LumiCleanse and LumiBel in Canada. Sandoz Canada began limited commercialization of LumiCleanse and LumiBel in Canada as their flagship branded products in the first half of 2014, and we expect their commercialization efforts to increase significantly in 2015.

In September 2014, we received CE mark approval for the gel component of our LumiHeal treatment system for acute and chronic wounds, including DUs, VLUs, PUs and surgical and traumatic wounds, and we anticipate receiving CE mark approval for the lamp component of LumiHeal in early 2015. We are also establishing sales and marketing infrastructure to support our anticipated commercial launch of LumiHeal in Europe in 2015, and we plan to continue pursuing regulatory approval or clearance to market LumiHeal in the United States. Further, we believe that LumiHeal may be an effective treatment for post-surgical scarring and burns, and we intend to conduct clinical trials of our LumiHeal treatment system for these indications.

PROPRIETARY BIOPHOTONIC PLATFORM

Our proprietary BioPhotonic technology platform consists of two parts—a blue multi-LED lamp and a topical photoconverter gel. The photoconverter gel is applied to the treatment area and is illuminated by the multi-LED lamp at a distance of five centimeters for a predetermined period of less than 10 minutes. Within each indication-specific system, the gel and its chromophores are illuminated by specific wavelengths emitted by the lamp, resulting in the re-emission of a broad spectrum of light that penetrates at various depths into the underlying tissues. This process induces physiological processes that are pathology-specific, including increased collagen production, altered cellular response and the production of oxygen. The combined effect of the inherent properties of our multi-LED light and the production of oxygen that results from treatment with our BioPhotonic technology platform has been shown experimentally to be highly proficient at killing bacteria, including Clostridium difficile, methicillin-resistant Staphylococcus aureus and Propionibacterium acnes. We will continue to develop the gel formulations and lamp specifications used in our BioPhotonic technology platform for the treatment of new indications. As of November 30, 2014, our intellectual property portfolio includes 22 families of issued and pending patent applications relating to our products or product candidates and their methods of use, as well as to our BioPhotonic technology platform. We expect that our U.S. patents and U.S. patent applications, if issued, would expire between 2026 and the mid-2030s.

SOLUTIONS

LumiCleanse for the treatment of acne vulgaris

LumiCleanse has received CE mark approval to treat all stages of acne. We believe that LumiCleanse has the potential to improve outcomes for acne sufferers because it provides a non-invasive, first-line treatment without subjecting patients to some of the side effects associated with some traditional oral, light-based and systemic acne treatments. In addition, LumiCleanse does not require patients to maintain daily treatment regimens which, we believe, may improve overall compliance and efficacy of the treatment when compared to traditional acne therapies.

In 2013, we completed a European registration trial and a follow-up extension trial for LumiCleanse with patients who had a medical history of moderate to severe acne for at least six months, based on the Investigator’s Global Assessment scale, or IGA scale. This was an open-label trial with the primary endpoint being an achievement of a reduction of IGA score by at least two grades from baseline to week

12 of the trial. LumiCleanse demonstrated statistically and clinically significant results for treating acne, with a favorable safety profile and strong patient compliance. Furthermore, the extension trial demonstrated the long-lasting effect of the treatment and replicated the results of the registration trial.

LumiBel for cosmetic skin care

LumiBel offers a non-invasive, non-abrasive, topical approach to skin care without subjecting patients to the harmful side effects often associated with some traditional rejuvenation procedures. With the goal of decreasing the appearance of wrinkles, maximizing skin luminosity and minimizing pore size (rather than decreasing bacterial load), LumiBel deploys our BioPhotonic technology platform in a manner that maximizes collagen production, which has been shown to improve skin texture and tone. The production of oxygen and photons also have demonstrated efficacy in activating collagen synthesis, and are therefore important aspects of LumiBel treatments.

We conducted an open-label, randomized hemifacial trial of LumiBel on 32 female participants to evaluate the effectiveness of our treatment system in the field of cosmetic skin care. This trial demonstrated LumiBel to be a non-invasive, non-abrasive and non-thermal alternative for cosmetic facial rejuvenation treatments, with aesthetic improvements and increases in collagen density. No treatment-related or device-related serious adverse events were reported in our clinical trial and all reported events were mild and transient, including redness and mild swelling. A blinded independent surgeons’ committee found that patients in the treatment group showed a statistically significant improvement as compared to the control groups in the appearance of crow’s feet as well as brow and mouth region wrinkles.

LumiHeal for the treatment of chronic, surgical and traumatic wounds

Our LumiHeal system has been shown to support healing of chronic and other hard-to-heal wounds. These treatments are rapid and easy to administer and generally occur twice per week in connection with wound dressing changes. Further, our topical gels can be stored for long periods at room temperature. We believe that the cost of production of LumiHeal will be low enough that we will be able to profitably commercialize LumiHeal under the new U.S. reimbursement regime for wound healing treatments. Additionally, we intend to investigate LumiHeal’s potential as an effective treatment for post-surgical scarring and burns.

We conducted European case studies in paraplegic patients with PUs to prospectively evaluate the therapeutic impact of LumiHeal treatments on PUs located in the sacral, ischial, trochanteric and heel regions. During the study period, 13 stage III and two stage II PUs were treated twice weekly with LumiHeal. Evaluation of these 15 chronic wounds demonstrated complete closure in 47% of cases following an average length of treatment of 85 days, and 100% of wounds progressed to granulation.

Currently, we are performing three clinical trials in Canada and expect that the results of these trials will be available in the first quarter of 2015. The primary endpoints are safety and tolerability of the LumiHeal system as an adjunctive therapy to the current standard of care. Efficacy endpoints being investigated include optimal treatment frequency, rate of complete wound closure, time to complete wound closure, incidence of wound breakdown, wound area reduction and wound volume reduction over time. While the trials remain in progress, preliminary results are consistent with those obtained in our European case studies, and no serious adverse events have been reported. In early 2015, we expect to begin an observational registry study of approximately 100 patients in Italy to evaluate the safety and efficacy of LumiHeal in the treatment of DFUs, VLUs and PUs under commercial conditions. We also intend to assess patient quality of life as well as the overall impact on wounds management.

STRATEGY

Our goal is to be a leading global specialty pharmaceutical company focused on the development and commercialization of our proprietary BioPhotonic technology platform for the treatment of skin and soft tissue disorders. Our strategy to achieve this goal includes:

Accelerate commercialization of our dermatology franchise through strategic collaborations

We are commercializing our dermatology franchise with leading global collaborators. Sandoz Canada began limited commercialization of LumiCleanse and LumiBel in Canada as their flagship branded products in the first half of 2014, and we expect their commercialization efforts to increase significantly in 2015. As an affiliate of Novartis, Sandoz Canada is well-established in the global pharmaceutical market and has demonstrated a commitment to the dermatology sector since its acquisition of Fougera Pharmaceuticals in 2012. Through our collaboration with LEO, we anticipate the commercial introduction of LumiCleanse and LumiBel in select European countries in 2015 under a new LEO brand. LEO is a global dermatology leader, which we believe makes them an ideal collaborator as we enter the European market. We are supporting LEO’s efforts to launch LumiCleanse and LumiBel in the United States and other geographies, including Asia, subject to the receipt of required regulatory approvals and clearances.

Focus on direct commercialization of our wound care system and expand our geographic market

We received CE mark approval for the gel component of LumiHeal in September 2014 and anticipate receiving CE mark approval for the lamp component of LumiHeal in early 2015. We are establishing sales and marketing infrastructure to support our anticipated commercial launch of LumiHeal in Europe in 2015. We intend to focus our initial direct sales efforts on commercializing LumiHeal in Europe, which represents approximately 40% of the global advanced wound care market according to GlobalData, for the treatment of DUs, VLUs, PUs and surgical and traumatic wounds specifically in hospital and outpatient settings. Thereafter, we intend to selectively expand our sales and marketing efforts to other geographies, including in the United States and Canada, subject to receipt of required regulatory approvals and clearances. Further, we believe that LumiHeal may be an effective treatment for post-surgical scarring and burns, and we intend to conduct post-market clinical studies of our LumiHeal treatment system for these indications.

Advance and commercialize our oral health franchise with leading strategic collaborators

We have obtained favorable outcomes in preliminary clinical evaluations of our periodontitis treatment system, PERIO-1, and we intend to file for CE mark approval early in 2015. We are engaged in discussions with potential strategic collaborators to commercialize and further develop PERIO-1. Further, we intend to conduct clinical trials with strategic collaborators to assess the effectiveness of PERIO-1 for the treatment of gingivitis, the precursor condition to periodontitis. We intend to aggressively leverage our prior experience in the oral health market, including the growth and sale of our cosmetic teeth-whitening business to Valeant Pharmaceuticals International, Inc., to expeditiously advance our oral health franchise.

Further develop our BioPhotonic technology platform to address additional indications

Our experienced team is deploying its deep understanding of BioPhotonics in order to rapidly establish proof-of-concept for novel indications within and beyond our dermatology, wound care and oral health franchises. Our internal research and development group is leveraging relationships with leading academic institutions and other collaborators to address additional indications.

RISK FACTORS

Our business is subject to numerous risks and uncertainties, including those highlighted in the section entitled “Risk Factors” immediately following this prospectus summary. These risks include, but are not limited to, the following:

➢	We have incurred significant losses since our inception and we will continue to incur significant losses for the foreseeable future and may never be profitable.

➢	To market and sell our dermatology products now and in the future, and our oral health product candidates if and when approved or cleared, we depend and will depend on third-party strategic collaborators, and they may not be successful.

➢	All of our recent revenue has been received from our strategic collaborators and from the sale of our cosmetic teeth-whitening business to Valeant Pharmaceuticals International, Inc.

➢	If we fail to develop and retain a direct sales force, our business could suffer.

➢	While certain of our products are commercially available, these products, as well as product candidates that we may be able to commercialize in the future under applicable regulatory regimes, may fail to achieve the degree of market acceptance necessary for commercial success.

➢	Our products or product candidates may cause adverse effects or have other properties that could delay or prevent their regulatory approval or clearance or limit the scope of any approved label or market acceptance, or result in significant negative consequences following marketing approval or clearance, if any.

➢	We rely on third parties to manufacture the components of our BioPhotonic technology platform, some of whom are single-source suppliers, and the commercialization of any of our products could be stopped, delayed or made less profitable if those third parties fail to provide us with sufficient quantities of product, fail to do so at acceptable quality levels or prices or fail to maintain or achieve satisfactory regulatory compliance.

➢	We may require additional financing and if we fail to obtain such financing, we could be forced to delay, reduce or eliminate our product development programs.

➢	The regulatory approval or clearance processes of the FDA, the European Medicines Agency and comparable foreign authorities and notifying bodies are lengthy, time consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval or clearance for our products or product candidates, our business will be substantially harmed.

IMPLICATIONS OF BEING AN EMERGING GROWTH COMPANY

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. These provisions include:

➢	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act;

➢	presenting only two years of audited consolidated financial statements in addition to any required interim consolidated financial statements and correspondingly reduced disclosure in management’s discussion and analysis of financial condition and results of operations; and

➢	to the extent that we no longer qualify as a foreign private issuer, (1) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and (2) exemptions from the requirements of holding a non-binding advisory vote on executive compensation, including golden parachute compensation.

We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earliest of: (1) the last day of the fiscal year in which we have more than $1 billion in annual revenue; (2) the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates; (3) the issuance, in any three-year period, by our company of more than $1 billion in non-convertible debt securities held by non-affiliates; or (4) the last day of the fiscal year ending after the fifth anniversary of our initial public offering. We may choose to take advantage of some but not all of these exemptions. For example, Section 107 of the JOBS Act provides that an emerging growth company can use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Given that we currently report and expect to continue to report under International Financial Reporting Standards as issued by the International Accounting Standards Board, or IASB, we have irrevocably elected not to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required by the IASB.

IMPLICATIONS OF BEING A FOREIGN PRIVATE ISSUER

We are also considered a “foreign private issuer” pursuant to Rule 405 promulgated under the Securities Act of 1933, as amended. In our capacity as a foreign private issuer, we are exempt from certain rules under the Securities Exchange Act of 1934, as amended, or the Exchange Act, that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our common shares. Moreover, we are not required to file periodic reports and financial statements with the United States Securities and Exchange Commission, or SEC, as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. In addition, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by United States residents and any of the following three circumstances applies: (1) the majority of our executive officers or directors are United States citizens or residents; (2) more than 50% of our assets are located in the United States; or (3) our business is administered principally in the United States.

We have taken advantage of certain reduced reporting and other requirements in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold equity securities.

CORPORATE INFORMATION

Klox Technologies Inc. was incorporated under the Canada Business Corporations Act on December 7, 2007. The principal executive offices of Klox Technologies Inc. are currently located at 275 Boulevard Armand Frappier, Laval, Québec H7V 4A7, Canada. Its telephone number is (866) 653-5569.

The offering

Common shares offered by us	shares (or shares if the underwriters exercise their option to purchase additional shares in full)

Common shares to be outstanding immediately after this offering	shares (or shares if the underwriters exercise their option to purchase additional shares in full)

Use of proceeds	We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and estimated offering expenses payable by us, will be approximately $ million (or approximately C$ million), or approximately $ million (or approximately C$ million) if the underwriters exercise their option to purchase additional shares in full, based on an assumed initial public offering price of $ per share (or approximately C$ per share), which is the midpoint of the price range set forth on the cover page of this prospectus.

We intend to use the net proceeds from this offering to fund clinical trials for our wound care franchise, to commercialize our wound care products in the European market and for working capital requirements and other general corporate purposes. See “Use of Proceeds” for more information.

Proposed NASDAQ Global Market symbol	“KLOX”

Risk factors	See “Risk factors” beginning on page 13 of this prospectus for a discussion of factors you should consider before deciding to invest in our common shares.

The number of common shares to be outstanding after this offering is based on 15,331,466 of our common shares outstanding as of November 30, 2014, and excludes:

➢	1,321,550 common shares issuable upon the exercise of options outstanding as of November 30, 2014 pursuant to our stock option plan, at a weighted-average exercise price of C$7.33 per share;

➢	214,642 common shares available for future issuance under our stock option plan; and

➢	30,460 common shares issuable upon the exercise of warrants outstanding as of November 30, 2014, at an exercise price of C$5.00 per share.

Except as otherwise noted, all information in this prospectus:

➢	assumes no issuance or exercise of options or warrants after November 30, 2014;

➢	assumes the amendment of our articles of incorporation and the amendment and restatement of our by-laws in connection with the consummation of this offering; and

➢	assumes no exercise by the underwriters of their option to purchase additional common shares.

Summary consolidated financial data

The following tables present our historical summary consolidated financial data for the periods, and as of the dates, indicated. Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We derived the consolidated statements of loss and comprehensive loss for the years ended December 31, 2012 and 2013 and the consolidated statement of financial position data as of December 31, 2013 from our audited consolidated financial statements and the related notes thereto appearing elsewhere in this prospectus. We derived the consolidated statements of loss and comprehensive loss for the nine months ended September 30, 2013 and 2014 and the consolidated statement of financial position data as of September 30, 2014 from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited financial statements on the same basis as the audited consolidated financial statements, and the unaudited consolidated financial data includes, in our opinion, all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and results of operations for these periods. Our historical results are not necessarily indicative of the results that should be expected in the future and our interim results are not necessarily indicative of the results that should be expected for the full year.

You should read this summary consolidated financial data together with our consolidated financial statements and related notes included elsewhere in this prospectus and the information under the sections titled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Year ended December 31,		Nine months ended September 30,
	2012	2013	2013	2014
	(CAD, in thousands, except share and per share data)
Consolidated statement of loss and comprehensive loss:
Revenue	$25	$223	$192	$1,457
Cost of sales	—	12	5	306

Gross profit	25	211	187	1,151
Expenses:
General and administrative expenses	3,579	4,903	3,593	5,593
Research and development expenses	4,451	4,364	3,042	3,067
Investment tax credits and government assistance	(1,359)	(1,827)	(1,029)	(860)
Depreciation of property and equipment	35	43	32	38
Amortization of intangibles	3	4	2	5
Financial (income) expenses	3,723	(10)	1	(38)
Share-based payments	340	479	362	1,265
Foreign exchange gain	(111)	(99)	(64)	(1,287)
Share of losses from FB Health S.p.A., an associate	83	73	73	—
Gain on disposal of FB Health S.p.A., an associate	—	—	—	(445)

Total expenses	10,744	7,930	6,012	7,340

Net loss from continuing operations	$(10,719)	$(7,719)	$(5,825)	$(6,189)
Net earnings from discontinued operations	3,111	—	—	—

Net loss and comprehensive loss	$(7,608)	$(7,719)	$(5,825)	$(6,189)

Loss per share from continuing operations attributable to common shareholders, basic and diluted	$(0.91)	$(0.56)	$(0.43)	$(0.42)

Earnings per share from discontinued operations attributable to common shareholders, basic and diluted	$0.26	$—	$—	$—

Weighted average common shares outstanding, basic and diluted	11,799,661	13,704,853	13,581,261	14,613,658

	As of September 30, 2014
	Actual	As adjusted(1)(2)
	(CAD, in thousands)
Consolidated statement of financial position data:
Cash	$10,831	$
Short-term investments	22,400
Investment tax credits and other government assistance receivable	1,364
Total assets	35,964
Trade payables and accrued liabilities	3,990
Deferred revenues	16,581
Total liabilities	20,737
Total shareholders’ equity	15,227

(1)	The as adjusted column gives effect to the sale by us of common shares in this offering at an assumed initial public offering price of US$ per share (or approximately C$ per share), which is the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting underwriting discounts and estimated offering expenses payable by us.
(2)	Each US$1.00 (or approximately C$ ) increase (decrease) in the assumed initial public offering price of US$ per share (or approximately C$ per share), which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the amount of cash, total assets and total shareholders’ equity by approximately C$ million (or approximately US$ million), assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts. Similarly, each increase (decrease) of 1,000,000 shares in the number of common shares offered by us would increase (decrease) the amount of cash, total assets and total shareholders’ equity by approximately C$ million (or approximately US$ million), assuming that the assumed initial public offering price remains the same and after deducting underwriting discounts. The as adjusted information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing.

Risk factors

An investment in our common shares involves a high degree of risk. You should carefully consider the following information about these risks, together with the other information appearing elsewhere in this prospectus, before deciding to invest in our common shares. The occurrence of any of the following risks could have a material adverse effect on our business, financial condition, results of operations and future growth prospects. In these circumstances, the market price of our common shares could decline, and you may lose all or part of your investment.

RISKS RELATED TO OUR BUSINESS AND INDUSTRY

We have incurred significant losses since our inception and we will continue to incur significant losses for the foreseeable future and may never be profitable.

We have a limited operating history. To date, we have focused primarily on developing our BioPhotonic technology platform and our leading products, LumiCleanse, LumiBel and LumiHeal. LumiCleanse and LumiBel are currently being commercialized in Canada by Sandoz Canada and are expected to be commercialized by LEO in Europe in 2015. We expect to commercialize LumiHeal in 2015 in Canada and Europe. The introduction of our products in other jurisdictions and our product candidates in any jurisdictions will require substantial additional development time and resources as we solicit and attempt to obtain regulatory approvals and/or implement commercialization strategies. We may not generate significant revenue from sales of our products or product candidates in the near-term, if ever. We have incurred significant net losses of approximately C$7.6 million and C$7.7 million for the years ended December 31, 2012 and 2013, respectively. As of September 30, 2014, we had an accumulated deficit of $30.1 million.

Historically, we have devoted most of our financial resources to research and product development. To date, we have financed our operations primarily through the sale of equity and convertible debentures and through government investment tax credits. The size of our future net losses will depend, in part, on the rate of future expenditures and our ability to generate revenue. To date, only LumiCleanse and LumiBel have been commercialized, and such commercialization has occurred only in Canada. If we are unable to successfully commercialize our products in other jurisdictions, if our product candidates are not successfully developed or commercialized, or if revenue is insufficient following commercial launch, we will not achieve profitability and our business may fail.

Because of the numerous risks and uncertainties associated with cosmetic, medical device and pharmaceutical product development, we are unable to fully-predict the timing or amount of our expenses, which we expect to increase as we expand our development activities, product portfolio and commercial infrastructure. As a result of the foregoing, we expect to continue to incur significant and increasing losses and negative cash flows for the foreseeable future. We believe that our existing cash, short-term investments and future cash flows from operating activities will be sufficient to meet our current anticipated cash needs based on our current operations for at least the next 12 months.

To market and sell our dermatology products now and in the future, and our oral health product candidates if and when approved or cleared, we depend and will depend on third-party strategic collaborators, and they may not be successful.

We are substantially dependent on third-party strategic collaborators, including LEO and Sandoz Canada, to market and sell our dermatology products. If these strategic collaborators are not successful

Risk factors

in selling our dermatology products, we may be unable to increase or maintain our level of revenue. As we grow our business and seek to bring additional products and product candidates to market, we will need to attract additional strategic collaborators to assist us in commercializing those products that we choose not to sell directly in certain geographies or at all, including PERIO-1. Our strategic collaborators may not commit the necessary resources to market and sell our products or prioritize the sale of our products. If current or future strategic collaborators do not perform adequately or if we are unable to locate strategic collaborators in particular geographic areas, we may not realize revenue growth. Further, exclusivity arrangements with current and future strategic collaborators, including LEO and Sandoz Canada, may prevent us from securing new strategic collaborators for certain products and/or geographies. If our current and future strategic collaborators fail to meet sales thresholds, our revenue streams generated from such collaborations may be materially impaired.

We and our present and future strategic collaborators may fail to develop or effectively commercialize products covered by our present and future arrangements if:

➢	we do not achieve our objectives under such agreements;

➢	our strategic collaborators become competitors of ours or enter into agreements with our competitors; or

➢	we or our strategic collaborators encounter regulatory hurdles that prevent approval and commercialization of our products.

In addition, conflicts may arise with our strategic collaborators, such as conflicts concerning the interpretation of clinical data, differences in the pursuit of regulatory approval or clearance pathways, the achievement of milestones, the interpretation of financial provisions or the ownership of intellectual property. Our current and future strategic collaborators, including LEO and Sandoz Canada, may choose to focus their development and sales efforts on their own proprietary products and technology, which may divert attention and resources from our joint development and sales efforts. If any conflicts arise with our existing or future strategic collaborators, they may act in their self-interest, which may be adverse to our best interest. If we or our strategic collaborators are unable to develop or commercialize our products, or if conflicts arise with our strategic collaborators, we will be delayed or prevented from developing and commercializing products which will harm our business and financial results.

All of our recent revenue has been received from our strategic collaborators and from the sale of our cosmetic teeth-whitening business to Valeant Pharmaceuticals International, Inc.

In 2012 and 2013, 53% and 99%, respectively, of our revenue was derived from the sale of our cosmetic teeth-whitening business to Valeant Pharmaceuticals International, Inc., or Valeant. In the nine months ended September 30, 2014, C$1.3 million, or 91% of our aggregate revenue was generated from our strategic collaborators, while the remaining 9% was derived from the sale of our cosmetic teeth-whitening business to Valeant. If either or both of our current collaborations were to be terminated or fail to generate increasing levels of revenue, we could require significant additional capital in order to proceed with development and commercialization of our product candidates, or we may require additional collaborations in order to help fund such development and commercialization. If adequate funds or collaborators are not available to us on a timely basis or on favorable terms, we may be required to delay, limit, reduce or terminate our research and development efforts or other operations.

If we fail to develop and retain a direct sales force, our business could suffer.

We are establishing sales and marketing infrastructure to support our anticipated commercial launch of LumiHeal in Europe in 2015. As we launch new products and increase our current marketing efforts

Risk factors

with respect to existing products and expand into new geographies, we will need to retain, grow and develop our direct sales personnel, distributors and agents. We have made, and intend to continue to make, a significant investment in recruiting and training sales representatives and developing our commercial infrastructure. There is significant competition for personnel experienced in relevant cosmetic, medical device and pharmaceutical sales. Once hired, the training process is lengthy because it requires significant education for new sales representatives to achieve the level of clinical competency with our products expected by physicians and other healthcare providers. Upon completion of the training, our sales representatives typically require lead time in the field to grow their network of accounts and achieve the productivity levels we expect them to reach in any individual territory. If we are unable to attract, motivate, develop and retain a sufficient number of qualified sales personnel, and if our sales representatives do not achieve the productivity levels we expect them to reach, our revenue will not grow at the rate we expect and our financial performance will suffer. Also, to the extent we hire personnel from our competitors, we may have to wait until applicable non-competition provisions have expired before deploying such personnel in restricted territories or incur costs to relocate personnel outside of such territories, and we may be subject to allegations that these new hires have been improperly solicited, or that they have divulged to us proprietary or other confidential information of their former employers.

While certain of our products are commercially available, these products, as well as product candidates that we may be able to commercialize in the future under applicable regulatory regimes, may fail to achieve the degree of market acceptance necessary for commercial success.

LumiCleanse has received regulatory approval to be marketed and sold in Canada and Europe, and LumiBel is in good standing to be marketed and sold in these jurisdictions. Nevertheless, these products, as well as product candidates that we may be able to commercialize in the future under applicable regulatory regimes, may fail to achieve the degree of market acceptance by physicians, hospital administrators, patients, caregivers, healthcare payors and others in the medical community necessary for commercial success. Market acceptance of our products and any product candidate that we are able to commercialize in the future depends on a number of factors, including:

➢	the timing of market introduction of the product as well as competitive products;

➢	the clinical indications for which the product is approved or cleared in each applicable jurisdiction;

➢	the convenience and ease of administration to patients of the product;

➢	the potential and perceived advantages of such product over alternative treatments;

➢	the cost of treatment in relation to alternative treatments;

➢	the availability of coverage and adequate reimbursement and pricing by third-party payors and government authorities;

➢	the willingness of patients to pay out-of-pocket in the absence of coverage by third-party payors, including government authorities;

➢	the prevalence and severity of adverse side effects, including limitations or warnings contained in a product’s approved labeling; and

➢	the effectiveness of sales and marketing efforts by us and our collaborators.

Even if a product displays a favorable safety profile and efficacy in preclinical studies and clinical evaluations or trials, market acceptance of the product will not be known until after it is launched. If our

Risk factors

products or product candidates are commercialized and fail to achieve an adequate level of acceptance by physicians, hospital administrators, patients and the medical community, we will be unable to generate significant revenues, and we may not become profitable.

Our products or product candidates may cause adverse effects or have other properties that could delay or prevent their regulatory approval or clearance or limit the scope of any approved label or market acceptance, or result in significant negative consequences following marketing approval or clearance, if any.

Treatment with our products or product candidates may produce undesirable side effects or adverse reactions or events. Although our products and product candidates have been generally well tolerated by patients in clinical trials and evaluations to date, some adverse events have been reported. Further, clinical trials and evaluations of our products and product candidates may not uncover all possible adverse effects that patients may experience, and any side effects could be attributed to our unique treatment formulations or methods. Such characteristics could cause us, our Institutional Review Boards, or IRBs, clinical trial sites, the U.S. Food and Drug Administration, or FDA, the European Medicines Agency, or EMA, Health Canada or other regulatory authorities or notifying bodies to interrupt, delay or halt clinical trials and could result in a more restrictive label or indications for use or the delay, denial or withdrawal of regulatory approval or clearance, which may harm our business, financial condition and prospects significantly.

Further, if any of our products or product candidates cause serious or unexpected side effects after receiving marketing approval or clearance, a number of potentially significant negative consequences could result, including:

➢	regulatory authorities or notifying bodies may withdraw their approval or clearance of the product or impose restrictions on its distribution;

➢	the FDA and/or foreign equivalents may require implementation of a Risk Evaluation and Mitigation Strategy, or REMS, or equivalent;

➢	regulatory authorities or notifying bodies may require the addition of labeling statements, such as warnings or contraindications;

➢	we may be required to change the way the product is administered or conduct additional clinical studies;

➢	we could be sued and held liable for harm caused to patients; and

➢	our reputation may suffer.

Any of these events could prevent us from achieving or maintaining market acceptance of the affected product or product candidate and could substantially increase the costs of commercializing our products and product candidates.

Our products and product candidates may fail to offer material commercial advantages over other treatments.

The therapeutic advantages that we believe are offered or may be offered by LumiCleanse, LumiBel, LumiHeal and PERIO-1 or any of our other product candidates may fail to materialize, or may not be recognized by physicians, hospital administrators, patients, caregivers, healthcare payors and others in the medical community. For example, physicians may have become accustomed to using topical retinoids or oral therapies for the treatment of acne or may be unaccustomed to using medical devices for the treatment of skin conditions generally, making it more difficult to convince a prescribing physician that

Risk factors

patients should switch to LumiCleanse. Patients may also prefer to make fewer office visits than may be required by our treatment regimens. The therapeutic advantages of our products and product candidates may not be sufficient to either move market share to us or expand the population of patients employing our treatment systems.

The successful commercialization of our products and, if approved or cleared, our product candidates is dependent on us maintaining strong relationships with the medical community.

The research, development, and commercialization of our products and product candidates depends upon us maintaining strong working relationships with the medical community. We rely on these professionals to provide us with considerable knowledge and experience regarding the development, marketing and commercialization of our products. If we are unable to maintain our strong relationships with these professionals and continue to receive their advice and input, our products and product candidates may not be developed and marketed in line with their needs and expectations. Accordingly, the development and commercialization of our products and product candidates could suffer, which could have a material adverse effect on our business and results of operations.

Clinical development is a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials may not be predictive of future trial results. Failure can occur at any stage of clinical development.

Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. The results of preclinical studies and early clinical trials and evaluations of our products and product candidates may not be predictive of the results of later stage clinical trials. A number of companies in the cosmetic, medical device and pharmaceutical industries have suffered significant setbacks in advanced clinical trials due to lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier trials.

Our products and product candidates are in various stages of development, from early stage to commercialization. Clinical trial failures may occur at any stage and may result from a multitude of factors both within and outside our control, including flaws in formulation, adverse safety or efficacy profile and flaws in trial design, among others. If the trials result in negative or inconclusive results, we or our collaborators may decide, or regulators may require us, to discontinue trials of the product candidates or conduct additional clinical trials or preclinical studies. In addition, data obtained from trials and studies are susceptible to varying interpretations, and regulators may not interpret our data as favorably as we do, which may delay, limit or prevent regulatory approval or clearance. For these reasons, our future clinical trials may not be successful.

We do not know whether any future clinical trials we may conduct will demonstrate consistent or adequate efficacy and safety to obtain regulatory approval or clearance to market our products or product candidates where required. If any product candidate for which we are conducting clinical trials is found to be unsafe or lack efficacy, we will not be able to obtain regulatory approval or clearance, if necessary, for it. If we are inhibited in our ability to continue marketing our commercially available products or are unable to bring any of our future products to market, our business would be materially harmed and our ability to create long-term shareholder value will be limited.

Risk factors

Delays in clinical trials are common and have many causes, and any delay could result in increased costs to us and could jeopardize or delay our ability to obtain regulatory approval or clearance and commence product sales.

We may experience delays in clinical trials of our products and product candidates. Our planned clinical trials may not begin on time, have an effective design or be completed on schedule, if at all. Our clinical trials can be delayed for a variety of reasons, including:

➢	inability to raise or delays in raising funding necessary to initiate or continue a trial;

➢	delays in obtaining regulatory approval to commence a trial;

➢	delays in reaching agreement with the FDA or other regulatory authority on final trial design;

➢	imposition of a clinical hold for safety reasons or following an inspection of our clinical trial operations or trial sites by the FDA or other regulatory authorities or notifying bodies;

➢	delays in reaching agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical trial sites, or failure by such CROs to carry out the clinical trial at each site in accordance with the terms of our agreements with them;

➢	delays in obtaining required IRB approval at each site;

➢	difficulties or delays in having patients complete participation in a trial or return for post-treatment follow-up;

➢	clinical sites electing to terminate their participation in one of our clinical trials, which would likely have a detrimental effect on subject enrollment;

➢	time required to add new clinical sites; or

➢	delays by our contract manufacturers to produce and deliver sufficient supply of clinical trial materials.

If initiation or completion of our planned clinical trials is delayed for any of the above reasons or other reasons, our development costs may increase, our regulatory approval process could be delayed and our ability to commercialize our products could be materially harmed, which could have a material adverse effect on our business.

Historically, we have found it difficult and may in the future find it difficult to enroll clinical sites and patients in our clinical trials, which could delay or prevent development of our products or product candidates.

Identifying and qualifying clinical sites and patients to participate in clinical trials of our products and product candidates are critical to our success. The timing of our clinical trials depends on the speed at which we can recruit clinical sites and patients to participate in testing our products or product candidates as well as completion of required follow-up periods. We may not be able to identify, recruit and enroll a sufficient number of clinical sites and patients, or those with required or desired characteristics or to complete our clinical trials in a timely manner. Clinical site and patient enrollment and completion of the trials are affected by factors including:

➢	severity of the disease under investigation;

➢	design of the trial protocol;

➢	size of the patient population;

➢	eligibility criteria for the trial in question;

Risk factors

➢	perceived risks and benefits of the product candidate under trial;

➢	availability of competing therapies and clinical trials;

➢	efforts to facilitate timely enrollment in clinical trials;

➢	patient referral practices of physicians; and

➢	ability to monitor patients adequately during and after treatment.

In addition, the economic arrangements and clinical practice requirements that we propose for clinical trial sites may impact the willingness of such sites to participate in our trials, and the proximity of clinical trial sites to populations of patients with applicable pathologies may impact our ability to enroll suitable patients.

If we are unable to achieve and maintain coverage and adequate levels of reimbursement for certain of our approved or cleared current or future products, their commercial success may be severely hindered.

We expect that a portion of sales of our approved or cleared products or product candidates, including LumiHeal and PERIO-1, will depend on the availability of coverage and adequate reimbursement from third-party payors. Patients who are provided medical treatment for their conditions generally rely on third-party payors to reimburse all or part of the costs associated with their treatment. Coverage and adequate reimbursement from third-party payors, including governmental healthcare programs, such as Medicare and Medicaid, and commercial payors, is critical to new product acceptance. Third-party payors decide which drugs and treatments they will cover and the amount of reimbursement. Reimbursement by a third-party payor may depend upon a number of factors, including, but not limited to, the third-party payor’s determination that use of a product is:

➢	a covered benefit under its health plan;

➢	safe, effective and medically necessary;

➢	appropriate for the specific patient;

➢	cost-effective; and

➢	neither cosmetic, experimental nor investigational.

In particular, in the United States, the Medicare and Medicaid programs increasingly are used as models for how private payors and other governmental payors develop their coverage and reimbursement policies for drugs and other medical products and services, particularly for new and innovative products and therapies, which has resulted in lower average selling prices. Further, the increased emphasis on managed healthcare in the United States will put additional pressure on product pricing, coverage, reimbursement and utilization, which may adversely affect our product sales and results of operations. These pressures can arise from policies and practices of managed care groups, judicial decisions and governmental laws and regulations related to Medicare, Medicaid and healthcare reform, coverage and reimbursement policies and pricing in general. Additionally, third-party payors may deem certain of our products to be cosmetic in nature and may refuse to cover or may severely limit reimbursement amounts for, our products. If third-party payors do not provide adequate coverage and reimbursement levels for our products, market acceptance of our product candidates could be limited.

In some foreign countries, the proposed pricing of a medical technology must be approved before it may be lawfully marketed. In addition, in certain foreign markets, the pricing of medical technologies is subject to government control and reimbursement may in some cases be unavailable. The requirements

Risk factors

governing pricing vary widely from country to country. For example, the European Union provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. A member state may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical technologies will allow favorable reimbursement and pricing arrangements for any of our products.

Third-party payors, whether foreign or domestic, or governmental or commercial, are developing increasingly sophisticated methods of controlling healthcare costs. In addition, in the United States, no uniform policy requirement for coverage and reimbursement for pharmaceutical products exists among third-party payors. Therefore, coverage and reimbursement for pharmaceutical products and procedures employing medical devices can differ significantly from payor to payor. As a result, the coverage determination process is often a time-consuming and costly process that could require us to provide scientific, clinical and cost-effectiveness support for the use of our products to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance. Even if we obtain coverage for a given product, the resulting reimbursement levels might not be adequate for us to achieve or sustain profitability or may require co-payments that patients find unacceptably high.

We may experience pricing pressures in connection with the sale of LumiHeal and PERIO-1 and our other products and product candidates due to the trend toward managed healthcare, the increasing influence of health maintenance organizations and additional legislative and regulatory initiatives. If we fail to successfully secure and maintain adequate coverage and reimbursement for our products or are significantly delayed in doing so, we will have difficulty achieving market acceptance of our products and expected revenue and profitability which would have a material adverse effect on our business, prospects, financial condition and results of operations.

We rely on third parties to manufacture the components of our BioPhotonic technology platform, some of whom are single-source suppliers, and the commercialization of any of our products could be stopped, delayed or made less profitable if those third parties fail to provide us with sufficient quantities of product, fail to do so at acceptable quality levels or prices or fail to maintain or achieve satisfactory regulatory compliance.

We do not own any manufacturing facilities, and we do not currently, and do not expect in the near future, to independently conduct any aspects of our product manufacturing. The facilities and processes used by our third-party contract manufacturers and secondary service providers must successfully pass inspections by the applicable regulatory authorities and notifying bodies. We are currently completely dependent on our third-party contract manufacturers and secondary service providers for the production of all components of our BioPhotonic treatment systems, including LumiCleanse, LumiBel and LumiHeal, and our other product candidates in accordance with applicable guidelines and regulations, including, but not limited to, quality control, quality assurance and the maintenance of records and documentation requirements.

Although we have established relationships for the development and manufacture of components of our BioPhotonic technology systems, our third-party manufacturers may not perform as agreed, may be unable to comply with the guidelines and regulations of the FDA, the EMA, Health Canada and any other state and foreign regulatory authorities or notifying bodies or may terminate their relationship with

Risk factors

us. For example, our relationship with the two primary manufacturers of our lamps may be terminated by them upon three-months prior notice and we contract with the sole manufacturer of our gel on a purchase order basis. As some of our suppliers are single-source, if we need to enter into alternative arrangements, it could delay our product candidate development and commercialization activities and have a material and adverse effect on our business and results of operation. Our reliance on these third parties reduces our control over these activities, but does not relieve us of our responsibility to ensure compliance with all required legal, regulatory and scientific standards, other contractual agreements and any applicable trial protocols. If these third parties do not successfully carry out their duties, meet expected deadlines or conduct our studies in accordance with regulatory requirements or our stated study plans and protocols, we will not be able to commercialize our products or complete, or may be delayed in completing, clinical trials required to support future regulatory submissions and approval or clearance of our product candidates. The number of third-party manufacturers with the necessary manufacturing and regulatory expertise and facilities is limited, and it could be expensive and take a significant amount of time to arrange for alternative suppliers, which could have a material adverse effect on our business. We might be unable to identify manufacturers for long-term commercial supply on acceptable terms or at all. Manufacturers are subject to ongoing periodic announced and unannounced inspections by the FDA, the EMA, Health Canada and other governmental authorities and notifying bodies to ensure compliance with application regulations. If the FDA, the EMA, Health Canada or other governmental authority or notifying body has any concerns following an inspection of these manufacturing facilities, the facility may be ordered to cease operations until such issues are resolved, which could have a material adverse effect on our business.

The manufacture of pharmaceutical and medical technology products is complex and requires significant expertise and capital investment, including the development of advanced manufacturing techniques and process controls. We and our contract manufacturers, product fabricators and secondary service providers must comply with applicable guidelines and regulations. Manufacturers of pharmaceutical and medical technology products often encounter difficulties in production, particularly in scaling up and validating initial production. These problems include difficulties with production costs and yields, quality control, including stability of the product, quality assurance testing, operator error, shortages of qualified personnel, as well as compliance with strictly enforced United States federal, state and foreign regulations. Furthermore, if microbial, viral or other contaminations are discovered in our products or in the manufacturing facilities in which our products are made, such manufacturing facilities may need to be closed for an extended period of time to investigate and remedy the contamination. We cannot assure you that any stability or other issues relating to the manufacture of any of our products will not occur in the future. Additionally, our contract manufacturers or secondary service providers may experience manufacturing difficulties due to resource constraints or as a result of labor disputes or unstable political environments. If our contract manufacturers or secondary service providers were to encounter any of these difficulties, or otherwise fail to comply with their contractual obligations, our ability to commercialize our products or provide any product candidates to patients in clinical trials would be jeopardized. Any delay or interruption in the supply of clinical trial supplies could delay the completion of clinical trials, increase the costs associated with maintaining clinical trial programs and, depending upon the period of delay, require us to commence new clinical trials at additional expense or terminate clinical trials completely.

Any adverse developments affecting the commercial manufacturing of our products may result in shipment delays, inventory shortages, product withdrawals or recalls, or other interruptions in the supply of our products or product candidates. We may also have to take inventory write-offs and incur other charges and expenses for products or product candidates that fail to meet specifications, undertake costly remediation efforts or seek more costly manufacturing alternatives. Accordingly, failures or difficulties

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faced at any level of our supply chain could materially adversely affect our business and delay or impede the development and commercialization of any of our products or product candidates and could have a material adverse effect on our business, prospects, financial condition and results of operations.

We may require additional financing and if we fail to obtain such financing, we could be forced to delay, reduce or eliminate our product development programs.

Developing pharmaceutical products, including conducting preclinical studies and clinical trials, is expensive. We expect our development expenses to substantially increase in connection with our ongoing activities, particularly as we develop and advance our clinical programs.

We estimate that the net proceeds from this offering will be approximately US$                     million (or approximately C$                     million), based on an assumed initial public offering price of US$                     per share (or approximately C$                     per share), the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and estimated offering expenses payable by us. Regardless of our expectations as to how long our net proceeds from this offering will fund our operations, changing circumstances may cause us to consume capital more rapidly than we currently anticipate. For example, our product development efforts could encounter technical or other difficulties that could increase our development costs more than we expect. If we are unable to generate sufficient revenue from the sale of our existing products, we may require additional capital prior to obtaining regulatory approval or clearance for our product candidates.

We have a secured line of credit, and common shareholders may be adversely affected by the rights of our lenders.

We are currently party to a secured line of credit with a Canadian chartered bank in the amount of C$2 million and with registered liens on all of our assets. Our indebtedness and other financial obligations increase the possibility that we may be unable to pay, when due, the principal of, interest on, or other amounts due in respect of, our indebtedness. If we breach any of our obligations under the line of credit or are unable to pay our indebtedness under the line of credit when due, this could result in an event of default. In such event, the lenders may elect to declare all outstanding borrowings, together with accrued and unpaid interest and other amounts payable under the loan, to be immediately due and payable. Any such occurrence would have an immediate and negative impact on our business and results of operations.

Our line of credit is also personally guaranteed by one of our largest shareholders and member of our board of directors, Dr. Francesco Bellini. In the event that Dr. Francesco Bellini no longer guarantees our line of credit, we would likely no longer have access to the line of credit which could negatively impact our financial flexibility.

We face significant competition from other companies, and our operating results will suffer if we fail to compete effectively.

The industry in which we operate is highly competitive, subject to rapid technological change and significantly affected by new drug and product introductions and market activities of other participants. As a result, even if the size of the markets for our core franchises increase, we can make no assurance that our revenue will increase. In addition, new competitors could enter the market. To compete effectively, we will need to continue to demonstrate that our products are attractive relative to alternative products and treatments. We believe that our continued success depends on our ability to:

➢	innovate and maintain scientifically advanced technology;

➢	continue to build and maintain strong relationships with strategic collaborators;

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➢	continue to build and expand our sales and marketing infrastructure;

➢	successfully market our products;

➢	continue to develop proprietary products;

➢	successfully conduct clinical studies that expand our markets;

➢	obtain and maintain patent protection for our products and any new products we develop;

➢	secure and preserve regulatory approvals or clearances;

➢	achieve manufacturing efficiencies; and

➢	attract and retain skilled personnel.

Our current and potential competitors are or may be substantially larger than us and may enjoy competitive advantages, including:

➢	more established distribution networks;

➢	entrenched relationships with physicians, specialists and other healthcare providers;

➢	products and procedures that are less expensive;

➢	greater experience in launching, marketing, distributing and selling products;

➢	greater experience in obtaining and maintaining FDA and other regulatory clearances and approvals;

➢	established relationships with healthcare providers and payors; and

➢	greater financial and other resources for product development, sales and marketing, acquisitions of products and companies, and intellectual property protection.

We have encountered and expect to continue to encounter potential physician and other customers who, due to existing relationships with our competitors, are committed to or prefer the products offered by these competitors.

For these and other reasons, we may not be able to compete successfully against our current or potential future competitors, and sales of our products may decline.

The risks inherent in our international operations may adversely impact our revenues, results of operations and financial condition.

The sale and shipment of our products and services across international borders, as well as the purchase of components from international sources, subject us to extensive foreign governmental trade regulations. Compliance with such regulations is costly. Any failure to comply with applicable legal and regulatory obligations could impact us in a variety of ways that include, but are not limited to, significant criminal, civil and administrative penalties, including imprisonment of individuals, fines and penalties, denial of export privileges, seizure of shipments and restrictions on certain business activities. Failure to comply with applicable legal and regulatory obligations could result in the disruption of our shipping and sales activities.

Our commercialization of LumiCleanse, LumiBel, LumiHeal and our other product candidates may expose us and our representatives, agents and strategic collaborators to risks inherent in operating in foreign jurisdictions, including:

➢	our ability to obtain, and the costs associated with obtaining, export licenses and other required export or import licenses or approvals;

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➢	operating under government-run healthcare systems and changes in third-party reimbursement policies;

➢	changes in duties and tariffs, taxes, trade restrictions, license obligations and other non-tariff barriers to trade;

➢	burdens of complying with a wide variety of foreign laws and regulations related to healthcare products;

➢	costs of localizing product and service offerings for foreign markets;

➢	business practices favoring local companies;

➢	longer payment cycles and difficulties collecting receivables through foreign legal systems;

➢	difficulties in enforcing or defending agreements and intellectual property rights; and

➢	changes in foreign political or economic conditions.

We cannot ensure that one or more of these factors will not harm our business. Any material decrease in our international revenues or inability to expand our international operations would adversely impact our revenues, results of operations and financial condition.

In addition, given the nature of our international operations, we are also exposed to financial risk related to the fluctuation of foreign exchange rates and the degree of volatility of those rates. While currency risk is limited to the proportion of our business transactions denominated in currencies other than the Canadian dollar, we expect that this proportion will grow as we expand internationally. We do not currently use derivative financial instruments to reduce our foreign exchange exposure. Further, the translation of our operating results into Canadian dollars may be adversely affected by a strengthening Canadian currency once non-Canadian facilities are in operation.

If we fail to attract and keep senior management and key personnel, in particular our chief executive officer, we may be unable to successfully develop our product candidates, conduct our clinical trials and commercialize our product candidates.

We are highly dependent on our chief executive officer, Dr. Lise Hébert, and other members of our senior management team. The loss of the services of any of these individuals would be expected to significantly negatively impact the development and commercialization of our products and product candidates, our existing collaborative relationships and our ability to successfully implement our business strategy. We do not maintain “key person” insurance policies on the lives of these individuals or the lives of any of our other employees. The announcement of the loss of one of our key employees could negatively affect our share price.

Recruiting and retaining qualified commercial, development, scientific, clinical and manufacturing personnel are and will continue to be critical to our success. Furthermore, replacing executive officers and key employees may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth of skills and experience required to successfully develop, gain regulatory approval of and commercialize our products and product candidates. We may be unable to hire, train, retain or motivate these key personnel on acceptable terms given the intense competition among numerous biopharmaceutical and medical technology companies for similar personnel.

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We will need to expand our organization, and we may experience difficulties in managing this growth, which could disrupt our operations.

As of September 30, 2014, we had 28 employees in Canada and two employees in the United States. As our company matures, we expect to expand our employee base to increase our managerial, scientific and engineering, operational, sales, marketing, financial and other resources and to hire more consultants and contractors. For example, we are currently planning to hire a sales force in Europe in connection with our anticipated LumiHeal launch in 2015. This and other future growth will impose significant additional responsibilities on our management, including the need to identify, recruit, maintain, motivate and integrate additional employees, consultants and contractors. Also, our management may need to divert a disproportionate amount of its attention away from our day-to-day activities and devote a substantial amount of time to managing these growth activities. We may not be able to effectively manage the expansion of our operations, which may result in weaknesses in our infrastructure, give rise to operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. Future growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of our existing or future product candidates. If our management is unable to effectively manage our growth, our expenses may increase more than expected, our ability to generate and grow revenue could be reduced and we may not be able to implement our business strategy.

Our employees, independent contractors, principal investigators, consultants, vendors, CROs and any collaborators with which we may collaborate may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

We are exposed to the risk that our employees, independent contractors, principal investigators, consultants, vendors, CROs and the collaborators with which we work may engage in fraudulent or other illegal activity. Misconduct by these persons could include intentional, reckless or negligent conduct or unauthorized activity that violates: laws or regulations, including those laws requiring the reporting of true, complete and accurate information to the FDA, the EMA, Health Canada or other governmental regulatory authorities and notifying bodies; manufacturing standards; federal, state and foreign healthcare fraud and abuse laws and data privacy; or laws that require the true, complete and accurate reporting of financial information or data. In particular, sales, marketing and other business arrangements in the healthcare industry are subject to extensive laws intended to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws may restrict or prohibit a wide range of business activities, including research, manufacturing, distribution, pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Activities subject to these laws also involve the improper use of information obtained in the course of clinical trials, or illegal misappropriation of cosmetic, medical device or pharmaceutical product, which could result in regulatory sanctions or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations, and serious harm to our reputation. In addition, U.S. federal procurement laws impose substantial penalties for misconduct in connection with government contracts and require certain contractors to maintain a code of business ethics and conduct. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, possible exclusion from participation in Medicare, Medicaid and other U.S. federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of our operations, any of which could adversely affect our ability to operate our business and our operating results.

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If product liability lawsuits are brought against us, we may incur substantial liabilities and may be required to limit commercialization of our product candidates.

We face an inherent risk of product liability as a result of the clinical testing, manufacturing and commercialization of our products and product candidates. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in a product, negligence, strict liability or breach of warranty. Claims could also be asserted under consumer protection acts. If we are unable to obtain insurance coverage at levels that are appropriate to maintain our business and operations, or if we are unable to successfully defend ourselves against product liability claims, we may incur substantial liabilities or otherwise cease operations. Product liability claims may result in:

➢	termination of further development of unapproved product candidates or significantly reduced demand for any approved products;

➢	material costs and expenses to defend the related litigation;

➢	payment of substantial damages, fine and/or penalities in the event that we do not prevail in defending against a claim;

➢	a diversion of time and resources across the entire organization, including our executive management;

➢	product recalls, withdrawals or labeling restrictions;

➢	termination of our collaboration relationships or disputes with our collaborators; and

➢	reputational damage negatively impacting our other product candidates in development.

If we fail to obtain and retain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims, we may not be able to continue to develop our product candidates. We maintain product liability insurance in an amount of C$10 million for our commercialized products and our product candidates. Although we believe that we have sufficient coverage, there can be no assurance that such levels will be sufficient for our needs. Moreover, our insurance policies have various exclusions, and we may be in a dispute with our carrier as to the extent and nature of our coverage, including whether we are covered under the applicable product liability policy. If we are not able to ensure coverage or are required to pay substantial amounts to settle or otherwise contest the claims for product liability, our business and operations would be negatively affected.

We rely significantly on information technology and any failure, inadequacy, interruption or security lapse of that technology, including any cybersecurity incidents, could harm our ability to operate our business effectively.

Despite the implementation of security measures, our internal computer systems and those of third parties with which we contract are vulnerable to damage from cyber-attacks, computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. System failures, accidents or security breaches could cause interruptions in our operations, and could result in a material disruption of our product development and clinical activities and business operations, in addition to possibly requiring substantial expenditures of resources to remedy. The loss of product development or clinical trial data could result in delays in our regulatory approval or clearance efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and our development programs and the development of our product candidates could be delayed.

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Environmental laws and regulations subject us to a number of risk and could result in significant liabilities and costs.

Various countries require companies selling a broad range of electrical equipment to conform to regulations such as the Waste Electrical and Electronic Equipment, or WEEE, and the European Directive 2002/95/Ec on restriction of hazardous substances, or RoHS. New environmental standards such as these could require us to redesign our products in order to comply with the standards, require the development of compliance administration systems or otherwise limit our flexibility in running our business or require us to incur substantial compliance costs. For example, RoHS requires that certain substances be removed from all electronic components. The WEEE directive makes producers of electrical and electronic equipment financially responsible for specified collection, recycling, treatment and disposal of past and future covered products. Alternative designs implemented in response to regulation may be more costly to produce, resulting in an adverse effect on our gross profit margin. If we cannot develop compliant products in a timely fashion or properly administer our compliance programs, our revenue may also decline due to lower sales, which would adversely affect our operating results.

Although we currently use contract manufacturing organizations, or CMOs, to manufacture our products, we may in the future manufacture products on our own and may be subject to environmental liability as a result our failure, or the failure of our CMOs, to comply with applicable laws, rules and regulations concerning the environment and the use and disposal of hazardous substances. For example, we use hydrogen peroxide in our products. In high-concentrations, hydrogen peroxide is an aggressive oxidizer, will corrode many materials and must be stored, transported and disposed of in accordance with applicable environmental, health and safety laws, rules and regulations.

If we or our CMOs were found to be non-compliant with any applicable law, rule or regulation related to the environment or the use and disposal of hazardous substances, we could be subject to fines, penalties and/or restrictions imposed by government agencies that could adversely affect our operating results.

Our operating results and liquidity needs could be negatively affected by market fluctuations and economic downturn.

Our operating results and liquidity could be negatively affected by economic conditions generally, in Europe, Canada, the United States and elsewhere around the world. The market for discretionary medical products and procedures may be particularly vulnerable to unfavorable economic conditions. Some patients may consider certain of our products and product candidates to be discretionary, and if full reimbursement for such products is not available, demand for these products may be tied to the discretionary spending levels of our targeted patient populations. Domestic and international equity and debt markets have experienced and may in the future experience heightened volatility and turmoil based on domestic and international economic conditions and concerns. In the event that economic conditions and concerns worsen and the markets continue to remain volatile, our operating results and liquidity could be adversely affected by those factors in many ways, including weakening demand for certain of our products and making it more difficult for us to raise funds if necessary, and our share price may decline.

We have funded our historical operations in part through government investment tax credits, and we expect these tax credits to decrease as a result of us becoming a publicly-traded entity.

Historically, we have funded our operations in part through government investment tax credits, and we expect these tax credits to decrease as a result of us becoming a publicly-traded entity. As a publicly-

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traded entity, the Canadian federal tax credits will not be refundable and we will only record the federal tax credits to the extent that it is probable that we will be able to use such credits to reduce taxes otherwise due in the foreseeable future. We do not expect to record the federal tax credits in the near-term, given that we have a history of losses. As a publicly traded entity, our Québec provincial investment tax credit rate is not expected to significantly decrease in the near-term.

RISK RELATED TO GOVERNMENT REGULATION

We are heavily dependent on the successful development, regulatory approval or clearance and commercialization of our lead products, LumiCleanse and LumiBel, and our lead product candidates, LumiHeal and PERIO-1.

Although we have been granted regulatory approval to commercialize LumiCleanse in Canada and Europe and are in good standing to market LumiBel in those jurisdictions, we do not have any products that have been granted regulatory approval or clearance in the United States or in any other leading international market. We cannot commercialize LumiCleanse, LumiHeal, PERIO-1 or any future product candidates in the United States without first obtaining regulatory approval or clearance for the product from the United States Food and Drug Administration, or FDA, nor can we commercialize LumiCleanse, LumiHeal, PERO-1 or any future product candidates outside of the United States without obtaining regulatory approval from comparable foreign regulatory authorities. While LumiBel is regulated as a cosmetic in Canada and Europe and it is therefore only required that we provide notice to applicable notifying bodies before commencing commercial sales, we anticipate that LEO will begin commercializing LumiBel in the United States only once LumiCleanse has been cleared or approved. The FDA review process typically takes years to complete and approval or clearance is never guaranteed. While we believe that LumiBel should be regulated as a cosmetic that does not require regulatory approval in the United States, the FDA could disagree and require LumiBel to be approved according to other regulatory pathways. As a result, our near-term prospects, including our ability to finance our operations and generate revenue, are substantially dependent on our ability to obtain regulatory approval or clearance for and, if approved, to successfully commercialize LumiCleanse, LumiBel, LumiHeal, PERIO-1 and future product candidates in a timely manner.

Obtaining regulatory approval for marketing of any product candidate in one country does not ensure we will be able to obtain regulatory approval in other countries. However, a failure or delay in obtaining regulatory approval in one country may have a negative effect on the regulatory process in other countries.

To date, Canadian and European regulators have characterized LumiCleanse and LumiHeal as Class II medical devices and regulated them accordingly. However, the regulatory pathway for LumiCleanse, LumiHeal and PERIO-1 in other jurisdictions may be different because these products combine both a therapeutic agent and a medical device. For example, in the United States, the FDA has indicated that our LumiHeal treatment for chronic wounds will be regulated as a combination product. The need for oversight and review by different bureaus or centers within the regulatory authority could result in time delays with respect to the anticipated marketing approval or clearance for products incorporating our BioPhotonic technology platform and additional costs in development and preparation of responses to the regulatory authority while our product submissions are under review.

Risk factors

The regulatory approval or clearance processes of the FDA, the EMA and comparable foreign authorities and notifying bodies are lengthy, time consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval or clearance for our products or product candidates, our business will be substantially harmed.

The time required to obtain approval or clearance by the FDA, the EMA and comparable foreign authorities and notifying bodies is unpredictable but typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities and notifying bodies. Further, because our BioPhotonic treatment systems comprise both gel and lamp components that generally require separate approval or clearance before we can commercialize a system, we may face additional difficulties and/or delays in obtaining required approvals or clearances. Approval policies, regulations or the type and amount of clinical and other data necessary to gain approval or clearance have in the past, and may in the future, change during the course of a product’s commercialization or a product candidate’s clinical development and may vary among jurisdictions. In addition, our products and product candidates contain electrical, software and other components that have in the past, and may in the future, impact our regulatory approval or clearance process, and the regulatory standards applicable to electrical, software and other components change frequently and are subject to interpretation. To date, we have obtained regulatory approval for LumiCleanse in Canada and Europe and are in good standing to market LumiBel in those jurisdictions, but it is possible that none of our existing products or product candidates or any product candidates we may seek to develop in the future will ever obtain regulatory or notifying body approval in the United States or other jurisdictions.

Our products and product candidates could fail to receive regulatory approval or clearance for many reasons, including, but not limited to, the following:

➢	the FDA or comparable foreign regulatory authorities or notifying bodies may require us to pursue more burdensome regulatory pathways than we currently anticipate;

➢	the results of any clinical trials that we conduct may not meet the level of statistical significance required by the FDA or comparable foreign regulatory authorities or notifying bodies for approval or clearance;

➢	we may be unable to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks, including with respect to electrical components and software;

➢	the FDA or comparable foreign regulatory authorities or notifying bodies may observe deficiencies in the manufacturing processes or facilities of third-party manufacturers with which we contract for clinical and commercial supplies; and

➢	the approval policies or regulations of the FDA or comparable foreign regulatory authorities or notifying bodies may change significantly in a manner rendering our clinical and/or other data insufficient for approval or clearance.

This lengthy approval process as well as the unpredictability of future clinical trial results may result in our failing to obtain regulatory or notifying body approval or clearance to market our products and product candidates, which would harm our business, results of operations and prospects significantly.

In addition, even if we were to obtain approval or clearance, regulatory authorities and notifying bodies may approve any of our products or product candidates for fewer or more limited indications than we request, may not approve the price we intend to charge for our products, may grant approval or clearance contingent on the performance of costly post-marketing clinical trials or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate. Any of the foregoing scenarios could harm the commercial prospects for our product candidates.

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We have conducted and may in the future conduct clinical trials for our product candidates outside the United States, and the FDA and applicable foreign regulatory authorities may not accept data from such trials.

We have conducted and may in the future choose to conduct one or more of our clinical trials outside the United States, including in Canada and Europe. For example, we completed a registration trial and a follow-up extension trial for LumiCleanse in Europe. The acceptance of study data from clinical trials conducted outside the United States or another jurisdiction by the FDA or applicable foreign regulatory authority may be subject to certain conditions. In cases where data from foreign clinical trials are intended to serve as the basis for marketing approval or clearance in the United States, the FDA will not approve the application on the basis of foreign data alone unless the following are true: the data is applicable to the United States population and United States medical practice; the studies were performed by clinical investigators of recognized competence; FDA’s clinical trial design requirements, including sufficient size of patient populations and statistical powering, are met and the data are considered valid without the need for an on-site inspection by the FDA or, if the FDA considers such an inspection to be necessary, the FDA is able to validate the data through an on-site inspection or other appropriate means. Many foreign regulatory bodies have similar requirements. In addition, such foreign studies would be subject to the applicable local laws of the foreign jurisdictions where the studies are conducted. There can be no assurance the FDA or applicable foreign regulatory authority will accept data from trials conducted outside of the United States or the applicable jurisdiction. If the FDA or any applicable foreign regulatory authority does not accept such data, it would result in the need for additional trials, which would be costly and time-consuming and delay aspects of our business plan, and/or which may result in our products or product candidates not receiving approval or clearance for commercialization in the applicable jurisdiction.

The FDA has indicated that it will designate LumiHeal as a combination product and that the FDA Center for Drug Evaluation and Research, or CDER, will lead regulatory review of LumiHeal in the United States. It is also possible that CDER may lead regulatory review of our other products and product candidates in the United States. Accordingly, if the FDA does not conclude that our products or product candidates that are regulated as drugs satisfy the requirements for the 505(b)(2) regulatory approval pathway, or if the requirements for approval of any of our products or product candidates under Section 505(b)(2) are not as we expect, the approval pathway for our products will likely take significantly longer, cost significantly more and encounter greater complications and risks than anticipated, and in any case may not be successful.

The FDA has indicated that it will designate LumiHeal as a combination product and that the FDA Center for Drug Evaluation and Research, or CDER, will lead regulatory review of LumiHeal in the United States. It is also possible that CDER may lead regulatory review of our other products and product candidates in the United States. To the extent that our products and product candidates are regulated as drugs in the United States, we intend to seek FDA approval through the Section 505(b)(2) regulatory pathway. The Drug Price Competition and Patent Term Restoration Act of 1984, also known as the Hatch-Waxman Amendments, added Section 505(b)(2) to the Federal Food, Drug, and Cosmetic Act. Section 505(b)(2) permits the submission of a new drug application, or NDA, where at least some of the information required for approval comes from studies that were not conducted by or for the applicant, and for which the applicant has not received a right of reference.

If the FDA does not allow us to pursue the Section 505(b)(2) regulatory pathway as anticipated, or even if we are allowed to utilize Section 505(b)(2), we may need to conduct additional preclinical or clinical trials, provide additional data and information and meet additional standards for regulatory approval. In

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any event, the time and financial resources required to obtain FDA approval for any product or product candidate regulated as a drug in the United States, and complications and risks associated with these product candidates, would likely substantially increase. Moreover, inability to pursue the Section 505(b)(2) regulatory pathway could result in new competitive products reaching the market more quickly than our product candidates, which would likely harm our competitive position and prospects. Even if we are allowed to pursue the Section 505(b)(2) regulatory pathway, we cannot assure you that our product candidates will receive the requisite approvals for commercialization.

In addition, notwithstanding the approval of a number of products by the FDA under Section 505(b)(2) over the last several years, certain parties have objected to the FDA’s interpretation of Section 505(b)(2). If the FDA’s interpretation of Section 505(b)(2) is successfully challenged, the FDA may be required to change its Section 505(b)(2) policies and practices, which could delay or even prevent the FDA from approving any NDA that we submit under Section 505(b)(2). In addition, the pharmaceutical industry is highly competitive, and Section 505(b)(2) NDAs are subject to special requirements designed to protect the patent rights of sponsors of previously approved drugs that are referenced in a Section 505(b)(2) NDA. These requirements may give rise to patent litigation and mandatory delays in approval of our NDAs for up to 30 months depending on the outcome of any litigation. It is not uncommon for a manufacturer of an approved referenced product to file a citizen petition with the FDA seeking to delay approval of, or impose additional approval requirements for, pending competing products. If successful, such petitions can significantly delay, or even prevent, the approval of the new product. However, even if the FDA ultimately denies such a petition, the FDA may substantially delay approval while it considers and responds to the petition. In addition, even if we are able to utilize the Section 505(b)(2) regulatory pathway, there is no guarantee this would ultimately lead to faster product development or earlier approval.

There can be no assurance that our products or product candidates, even if primarily regulated as devices by the FDA, will be eligible for the shorter 510(k) premarket notification clearance process as opposed to the more lengthy and costly premarket approval, or PMA, process.

There can be no assurance that our products and product candidates, even if primarily regulated as devices by the FDA, will be eligible for the shorter 510(k) clearance process as opposed to the more lengthy and costly premarket approval, or PMA, process. For example, the FDA has been reviewing its 510(k) process and could change the criteria to obtain clearance, which could affect our ability to obtain timely reviews and increase the resources needed to meet new criteria. The FDA has also issued, and may in the future issue, draft guidance documents that, if implemented, will likely entail additional regulatory burdens. These additional regulatory burdens could delay our ability to obtain new clearances, increase the costs of compliance or restrict our ability to maintain our current clearances. Regulatory delays or failures to obtain and maintain marketing authorizations, including 510(k) clearances and PMA approvals, could disrupt our business, harm our reputation, and adversely affect our sales.

Additionally, modifications to our products may require the submission of new 510(k) premarket notifications or PMA applications. If a modification is implemented to address a safety concern, we may also need to initiate a recall or cease distribution of the affected device. In addition, if the modified devices require the submission of a 510(k) or PMA and we distribute such modified devices without a new 510(k) clearance or PMA approval, we may be required to recall or cease distributing the devices. The FDA can review a manufacturer’s decision not to submit a modification and may disagree. The FDA may also on its own initiative determine that clearance of a new 510(k) or approval of a new PMA submission is required. Where we determine that modifications to our products require clearance of a new 510(k) or approval of a new PMA or PMA supplement, we may not be able to obtain those additional clearances or approvals for the modifications or additional indications in a timely manner, or at all.

Risk factors

If we receive additional regulatory approvals or clearances for our products or product candidates, we will be subject to additional regulatory obligations and continued regulatory review, which may result in significant additional expense, and we may be subject to penalties if we fail to comply with regulatory requirements.

Any regulatory approvals or clearances that we may receive for our products or product candidates will contain approved indications for use, and we will be required to market any approved or cleared products in accordance within the limitations of the indications for use in our approved labeling. In addition, any regulatory or notifying body approvals or clearances may contain conditions for approval or requirements for potentially costly post-marketing testing and surveillance to monitor the safety and efficacy of the product. In addition, if the FDA or a comparable regulatory authority outside the United States approves or clears any of our products or product candidates, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion, import, export and recordkeeping for the product will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with current good manufacturing practice, or cGMP, Quality System Regulation, or QSR, requirements and current good clinical practice, or GCP, requirements for any clinical trials that we conduct post-approval. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in, among other things:

➢	restrictions on the marketing or manufacturing of the product, withdrawal of the product from the market, or voluntary or mandatory product recalls;

➢	fines, warning or untitled letters or holds on clinical trials;

➢	refusal by the FDA to approve pending applications or supplements to approved applications filed, or suspension or revocation of product approvals;

➢	product seizure or detention, or refusal to permit the import or export of products; and

➢	injunctions, the imposition of civil penalties or criminal prosecution, including fines and imprisonment.

We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. Any government investigation of alleged violations of law could require us to expend significant time and resources in response and could generate negative publicity. If we are not able to maintain regulatory compliance or if we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, regulatory sanctions may be applied or we may lose any marketing approval or clearance that we may have obtained, and we may not achieve or sustain profitability, which would adversely affect our business, prospects, financial condition and results of operations.

If we or our suppliers fail to comply with the FDA’s QSR or ISO Quality Management Systems, manufacturing of our products could be negatively impacted and sales of our products could suffer.

The manufacturing processes of our CMOs, and our manufacturing practices to the extent we begin manufacturing our own products in the future, must be in compliance with the FDA’s QSR for U.S. purposes. We and our CMOs are also subject to similar state and foreign requirements and licenses, including the MDD-93/42/EEC and the ISO 13485 Quality Management Systems, or QMS, standard applicable to medical devices. In addition, we and our CMOs must engage in regulatory reporting in the case of potential patient safety risks and are subject to market surveillance activities and periodic

Risk factors

unannounced inspections and/or audits of our facilities, procedures, and records by governmental agencies, including the FDA, state authorities and comparable foreign agencies. If we or our CMOs fail to comply with the QSR, QMS, or other applicable regulations and standards, our operations could be disrupted and our manufacturing interrupted, and we may be subject to enforcement actions if our corrective and preventive actions are not adequate to ensure compliance. Further, if our current CMOs fail to comply with the QSR, QMS, or other applicable regulations and standards, we may be required to contract with alternate CMOs, which may result in substantial delays in our manufacturing processes and increases in our manufacturing costs, and which would adversely affect our business, prospects, financial condition and results of operations.

Failure to take adequate corrective action in response to inspectional observations or any notice of deficiencies from a regulatory inspection or audit could result in partial or total shut-down of our or our CMO’s manufacturing operations unless and until adequate corrections are implemented, voluntary or FDA-ordered recall, FDA seizure of affected devices, court-ordered injunction or consent decree that could impose additional regulatory oversight and significant requirements and limitations on our manufacturing operations, significant fines, suspension or withdrawal of marketing clearances and approvals, and criminal prosecutions, any of which would cause our business to suffer. Furthermore, our key component suppliers may not currently be or may not continue to be in compliance with applicable regulatory requirements, which may result in manufacturing delays for our products and cause our revenue to decline.

If we fail to comply with healthcare and other regulations, we could face substantial penalties and our business operations and financial condition could be adversely affected.

Even though we do not and will not control referrals of healthcare services or bill directly to Medicare, Medicaid or other third-party payors, certain U.S. federal and state healthcare laws and regulations pertaining to fraud and abuse and patients’ rights, among other things, are and will be applicable to our business. We could be subject to regulation by both the federal government and the states in which we conduct our business. The regulations that may affect our ability to operate include, without limitation:

➢	The federal healthcare program Anti-Kickback Statute, which prohibits, among other things, any person from knowingly and willfully offering, soliciting, receiving or providing remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual for, or the purchase, order or recommendation of, any good or service for which payment may be made under federal healthcare programs, such as the Medicare and Medicaid programs.

➢	The federal civil and criminal false claims laws prohibit, among other things, any person or entity from knowingly presenting, or causing to be presented, a false claim for payment to, or approval by, the federal government, including the Medicare and Medicaid programs, or knowingly making, using, or causing to be made or used a false record or statement material to a false or fraudulent claim or to avoid, decrease or conceal an obligation to pay money to the federal government.

➢	The federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, created new federal criminal statutes that prohibit among other actions, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payors, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense, and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services.

Risk factors

➢	The federal civil monetary penalties statute imposes penalties against any person or entity that, among other things, is determined to have presented or caused to be presented a claim to a federal health program that the person knows or should know is for an item or service that was not provided as claimed or is false or fraudulent.

➢	The federal transparency requirements, also referred to as federal Physician Payments Sunshine Act, under the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, collectively, the ACA, that requires certain manufacturers of drugs, devices, biologics and medical supplies to report to the Department of Health and Human Services information related to payments to physicians and teaching hospitals and other transfers of value and physician ownership and investment interests.

➢	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, which governs the conduct of certain electronic healthcare transactions and protects the security and privacy of protected health information.

➢	Foreign and state law equivalents of each of the above United States federal laws, such as, anti-kickback and false claims laws that may apply to items or services reimbursed by any third-party payor, including commercial insurers; state laws that restrict payments that may be made to healthcare providers and other potential referral sources; state laws that require manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways, thus complicating compliance efforts.

The ACA, among other things, amends the intent requirement of the federal Anti-Kickback Statute and criminal healthcare fraud statutes. A person or entity no longer needs to have actual knowledge of this statute or specific intent to violate it. In addition, the ACA provides that the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act.

If our operations are found to be in violation of any of the laws or regulations described above, comparable laws and regulations of non-U.S. jurisdictions or any other governmental regulations that apply to us, we may be subject to penalties, including civil and criminal penalties, damages, fines and the curtailment or restructuring of our operations. Any penalties, damages, fines, curtailment or restructuring of our operations could adversely affect our ability to operate our business and our financial results. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business. Moreover, achieving and sustaining compliance with applicable federal and state privacy, security and fraud laws may prove costly.

Guidelines, regulations and recommendations published by government agencies can reduce the use of our products and product candidates.

Government agencies promulgate regulations and guidelines applicable to our products and the product candidates that we are developing. Recommendations of government agencies may relate to such matters as usage, dosage, route of administration, categorization and use of combination therapies. Regulations or guidelines suggesting the reduced use of our products and the product candidates that we are developing or the use of competitive or alternative products as the standard of care to be followed by patients and healthcare providers could result in decreased use of our products and product candidates or negatively impact our ability to gain market acceptance and market share.

Risk factors

Healthcare reform measures could hinder or prevent our product candidates’ commercial success.

In the United States, there have been and we expect there will continue to be a number of legislative and regulatory changes to the healthcare system in ways that could affect our future revenue and profitability and the future revenue and profitability of our potential customers. Federal and state lawmakers regularly propose and, at times, enact legislation that would result in significant changes to the healthcare system, some of which are intended to contain or reduce the costs of medical products and services. For example, one of the most significant healthcare reform measures in decades, the ACA, was enacted in 2010. The ACA contains a number of provisions, including those governing enrollment in federal healthcare programs, reimbursement changes and fraud and abuse measures, all of which will impact existing government healthcare programs and will result in the development of new programs.

While the United States Supreme Court upheld the constitutionality of most elements of the ACA in June 2012, other legal challenges are still pending final adjudication in several jurisdictions. In addition, Congress has also proposed a number of legislative initiatives, including possible repeal of the ACA. At this time, it remains unclear whether there will be any changes made to the ACA, whether to certain provisions or its entirety. We cannot assure you that the ACA, as currently enacted or as amended in the future, will not adversely affect our business and financial results and we cannot predict how future federal or state legislative or administrative changes relating to healthcare reform will affect our business.

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. For example, the Budget Control Act of 2011, among other things, created the Joint Select Committee on Deficit Reduction to recommend proposals for spending reductions to Congress. The Joint Select Committee did not achieve a targeted deficit reduction of at least US$1.2 trillion for the years 2013 through 2021, which triggered the legislation’s automatic reduction to several government programs, including aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, starting in 2013. In January 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, or the ATRA. The ATRA, among other things, also reduced Medicare payments to several providers, including hospitals and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. We cannot predict whether any additional legislative changes will affect our business.

There likely will continue to be legislative and regulatory proposals at the federal and state levels directed at containing or lowering the cost of healthcare. We cannot predict the initiatives that may be adopted in the future or their full impact. The continuing efforts of the government, insurance companies, managed care organizations and other payors of healthcare services to contain or reduce costs of healthcare may adversely affect:

➢	our ability to set a price that we believe is fair for our products;

➢	our ability to generate revenue and achieve or maintain profitability; and

➢	the availability of capital.

Further, changes in regulatory requirements and guidance may occur and we may need to amend clinical study protocols to reflect these changes. Amendments may require us to resubmit our clinical study protocols to Institutional Review Boards for reexamination, which may impact the costs, timing or successful completion of a clinical study. In light of widely publicized events concerning the safety risk of certain drug products, regulatory authorities, members of Congress, the Governmental Accounting Office, medical professionals and the general public have raised concerns about potential drug safety issues. These events have resulted in the recall and withdrawal of drug products, revisions to drug labeling that further limit use of the drug products and establishment of risk management programs that

Risk factors

may, for instance, restrict distribution of drug products or require safety surveillance and/or patient education. The increased attention to drug safety issues may result in a more cautious approach by the FDA to clinical studies and the drug approval process. Data from clinical studies may receive greater scrutiny with respect to safety, which may make the FDA or other regulatory authorities more likely to terminate or suspend clinical studies before completion, or require longer or additional clinical studies that may result in substantial additional expense and a delay or failure in obtaining approval or approval for a more limited indication than originally sought.

Given the serious public health risks of high profile adverse safety events with certain drug products, the FDA may require, as a condition of approval, costly risk evaluation and mitigation strategies, or REMS, which may include safety surveillance, restricted distribution and use, patient education, enhanced labeling, special packaging or labeling, expedited reporting of certain adverse events, preapproval of promotional materials and restrictions on direct-to-consumer advertising.

We could be adversely affected by violations of the United States Foreign Corrupt Practices Act, or FCPA, the Corruption of Foreign Public Officials Act , or CFPOA, and other worldwide anti-bribery laws.

We are subject to the FCPA and the CFPOA, which prohibit companies and their intermediaries from making payments in violation of law to non-United States government officials, in the case of the FCPA, or to non-Canadian government officials, in the case of the CFPOA, for the purpose of obtaining or retaining business or securing any other improper advantage. We have ongoing relationships with various non-United States companies, such as LEO and Sandoz Canada. Our significant reliance on foreign suppliers, manufacturers and collaborators demands a high degree of vigilance in preventing our employees and consultants from participation in corrupt activity, because these foreign entities could be deemed our agents and we could be held responsible for their actions. Furthermore, a company may be found liable for violations under the CFPOA by not only its employees, but also its third-party agents. The FCPA, CFPOA and similar anti-bribery laws to which we may be subject are complex and far-reaching in nature, and, as a result, we cannot assure you that we would not be required in the future to alter one or more of our practices to be in compliance with these laws or any changes in these laws or the interpretation thereof. Any violations of these laws, or allegations of such violations, could disrupt our operations, involve significant management distraction and involve significant costs and expenses, including legal fees. We could also suffer severe penalties, including criminal and civil penalties, disgorgement, and other remedial measures.

RISKS RELATED TO OUR INTELLECTUAL PROPERTY

If our intellectual property related to our products or product candidates is not adequate, we may not be able to compete effectively in our market.

We rely upon a combination of patents, trade secret protection and confidentiality agreements to protect the intellectual property related to our products, product candidates and technology. Any disclosure to or misappropriation by third parties of our confidential or proprietary information could enable competitors to duplicate or surpass our technological achievements, thus eroding our competitive position in our market.

The strength of patents in the pharmaceutical and medical device fields involves complex legal and scientific questions and can be uncertain. The patent applications that we own or in-license may fail to result in issued patents in the United States or in foreign countries. Even if patents do successfully issue, third parties may challenge their validity, enforceability or scope, which may result in such patents being

Risk factors

narrowed, invalidated or held unenforceable. For example, United States patents may be challenged by third parties via inter partes review, post grant review, derivation or interference proceedings at the United States Patent and Trademark Office, or USPTO, and European patents may be challenged via an opposition proceeding at the European Patent Office. Furthermore, if were to assert our patent rights against a competitor, the competitor could challenge the validity and/or enforceability of the asserted patent rights. Although a granted United States patent is entitled to a statutory presumption of validity, its issuance is not conclusive as to its validity or its enforceability and it may not provide us with adequate proprietary protection or competitive advantages against competitors with similar products.

If the breadth or strength of protection provided by the patents and patent applications we hold or pursue with respect to our products and product candidates is successfully challenged, we may face unexpected competition that could have a material adverse impact on our business. Even if they are unchallenged, our patents and patent applications may not adequately protect our intellectual property or prevent others from designing around our claims. For example, a third party may develop a competitive product that provides therapeutic benefits similar to our products or product candidates, but is sufficiently different to fall outside the scope of our patent protection.

Furthermore, if we encounter delays in our clinical trials or entry onto the market in a particular jurisdiction, the period of time during which we could market a particular product under patent protection would be reduced.

Even where laws provide protection, costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and the outcome of such litigation would be uncertain. If we or one of our future collaborators were to initiate legal proceedings against a third party to enforce a patent covering a product or our technology, the defendant could counterclaim that our patent is invalid and/or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, lack of written description, or non-enablement. Grounds for an unenforceability assertion could, for example, be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to validity, for example, we cannot be certain that there is no invalidating prior art, of which we and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability against one or more of our patents, we would lose at least part, and perhaps all, of the patent protection for one or more of our products or product candidates. Such a loss of patent protection could have a material adverse impact on our business.

Moreover, we may be subject to a third-party preissuance submission of prior art to the USPTO, or become involved in derivation, reexamination, inter partes review, post-grant review or interference proceedings challenging our patent rights. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate, our patent rights, allow third parties to commercialize our technology or products and compete directly with us. In addition, if the breadth or strength of protection provided by our patents and patent applications is threatened, it could dissuade companies from collaborating with us to license, develop or commercialize current or future product candidates.

Risk factors

We may not seek to protect our intellectual property rights in all jurisdictions throughout the world and we may not be able to adequately enforce our intellectual property rights even in the jurisdictions where we seek protection.

Filing, prosecuting and defending patents on product candidates in all countries and jurisdictions throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States could be less extensive than in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, even if we do elect to pursue patent rights outside the United States, we may not be able to obtain relevant claims and/or we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions.

Competitors may use our technologies in jurisdictions where we do not pursue and obtain patent protection to develop their own products and further, may possibly export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our products and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing. Even if we pursue and obtain issued patents in particular jurisdictions, our patent claims or other intellectual property rights may not be effective or sufficient to prevent third parties from competing with us.

The laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the United States. Many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. The legal systems of some countries, particularly developing countries, do not favor the enforcement of patents and other intellectual property protection. This could make it difficult for us to stop the infringement of our patents, if obtained, or the misappropriation of our other intellectual property rights. For example, many foreign countries have compulsory licensing laws under which a patent owner must grant licenses to third parties. In addition, many countries limit the enforceability of patents against third parties, including government agencies or government contractors. In these countries, patents may provide limited or no benefit.

Patent protection must ultimately be sought on a country-by-country basis, which is an expensive and time-consuming process with uncertain outcomes. Accordingly, we may choose not to seek patent protection in certain countries. Furthermore, while we intend to protect our intellectual property rights in major markets for our products, we cannot ensure that we will be able to initiate or maintain similar efforts in all jurisdictions in which we may wish to market our products. Accordingly, our efforts to protect our intellectual property rights in such countries may be inadequate.

We may become subject to claims alleging that we infringe third parties’ patents or proprietary rights and/or claims seeking to invalidate our patents, which would be costly, time-consuming and, if successfully asserted against us, delay or prevent the development and commercialization of one or more of our products or product candidates.

Our commercial success depends upon our ability, and the ability of our collaborators, to develop, manufacture, market and sell our products and product candidates and to use our proprietary technologies without infringing the proprietary rights of third parties. There have been many lawsuits and other proceedings worldwide asserting patents and other intellectual property rights in the pharmaceutical industry. We cannot guarantee that our current products or product candidates, or any future product candidates, will not infringe existing or future third-party patents. Because patent applications can take many years to issue and may be confidential for 18 months or more after filing,

Risk factors

there may be applications now pending of which we are unaware and which may later result in issued patents that we may infringe by commercializing our current or future products or product candidates. We may fail to identify such patent applications or may identify pending patent applications of potential interest but incorrectly predict the likelihood that such patent applications may issue with claims of relevance to our technology. In addition, we may be unaware of one or more issued patents that would be infringed by the manufacture, sale or use of a current or future product or product candidate, or we may incorrectly conclude that a third party patent is invalid, unenforceable or not infringed by our activities. If we were to challenge the validity of an issued United States patent in court, we would need to overcome a statutory presumption of validity that attaches to every United States patent. This means that in order to prevail, we would have to present clear and convincing evidence as to the invalidity of the patent’s claims. There is no assurance that a court would find in our favor on questions of infringement or validity. Furthermore, if were to assert our patent rights against a competitor, the competitor could counterclaim that we infringe their intellectual property, and some of our competitors have substantially greater resources than we do. Moreover, we may face claims from non-practicing entities that have no relevant product revenue and against whom our own patent portfolio may thus have no deterrent effect.

We may be subject to third-party claims in the future against us or our collaborators that would cause us to incur substantial expenses and, if successful against us, could cause us to pay substantial damages, including treble damages and attorney’s fees if we are found to have been willfully infringing a third party’s patents. We may be required to indemnify future collaborators against such claims. If a patent infringement suit, or a suit alleging infringement or misappropriation of some other form of intellectual property, were brought against us or our collaborators, we or they could be forced to stop or delay research, development, manufacturing or sales of the product or product candidate that is the subject of the suit. As a result of patent infringement claims, or in order to avoid potential claims, we or our collaborators may choose to seek, or be required to seek, a license from the third party and would most likely be required to pay license fees or royalties or both. These licenses may not be available on acceptable terms, or at all. Even if we or our collaborators were able to obtain a license, the rights may be nonexclusive, which would give our competitors access to the same intellectual property. Ultimately, we could be prevented from commercializing a product, or forced to redesign it, or to cease some aspect of our business operations if, as a result of actual or threatened patent infringement claims, we or our collaborators are unable to enter into licenses on acceptable terms. Even if we are successful in defending against such claims, such litigation can be expensive and time consuming and would divert management’s attention from our core business. Any of these events could harm our business significantly.

In addition to infringement claims against us, if third parties prepare and file patent applications in the United States that also claim technology similar or identical to ours, we may have to participate in interference or derivation proceedings in the USPTO to determine which party is entitled to a patent on the disputed invention. We may also become involved in similar or analogous opposition proceedings in the European Patent Office or similar offices in other jurisdictions regarding our intellectual property rights with respect to our products and technology. Since patent applications are confidential for a period of time after filing, we cannot be certain that we were the first to file any patent application related to our product candidates.

If we are unable to protect the confidentiality of our trade secrets and know-how, our business and competitive position would be harmed.

In addition to seeking patents, we also rely on trade secret protection and confidentiality agreements to protect proprietary know-how that may not be patentable, processes for which patents may be difficult to obtain and/or enforce and any other elements of our product development processes that involve

Risk factors

proprietary know-how, information or technology that is not covered by patents. Although we require all of our employees to assign their inventions to us, and endeavor to execute confidentiality agreements with all of our employees, consultants, advisors and any third parties who have access to our proprietary know-how, information or technology, we cannot be certain that we have executed such agreements with all parties who may have helped to develop our intellectual property or who had access to our proprietary information, nor can we be certain that our agreements will not be breached, are valid and enforceable . We cannot guarantee that our trade secrets and other confidential proprietary information will not be disclosed or that competitors will not otherwise gain access to our trade secrets notwithstanding the existence of security and precautionary measures. Despite these efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Our trade secrets may also be obtained by third parties by other means, such as breaches of our physical or computer security systems and such third parties may be impossible to identify or be located in a country where appropriate legal action would not be available. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. Moreover, if any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent them, or those to whom they communicate it, from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor, our competitive position would be harmed.

Changes in U.S. and foreign patent law could diminish the value of patents in general, thereby impairing our ability to protect our products.

As is the case with other pharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the pharmaceutical industry involves both technological and legal complexity. Therefore, obtaining and enforcing pharmaceutical patents is costly, time consuming and inherently uncertain. In addition, the United States has recently enacted and is currently implementing wide-ranging patent reform legislation. The United States Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents once obtained. Depending on future actions by the United States Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future. The same uncertainty regarding the evolution and development of patent law must also be taken into consideration for foreign countries and jurisdictions.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

The USPTO and various foreign patent agencies require compliance with a number of procedural, documentary, fee payment and other provisions to maintain patent applications and issued patents. Noncompliance with these requirements can result in abandonment or lapse of a patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, competitors might be able to enter the market earlier than would otherwise have been the case.

Risk factors

We may be subject to claims by third parties asserting that our employees or we have misappropriated their intellectual property, or claiming ownership of what we regard as our own intellectual property.

Some of our employees were previously employed at other companies, including actual or potential competitors. We may also engage advisors and consultants who are concurrently employed at other organizations or who perform services for other entities. Although we try to ensure that our employees, advisors and consultants do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or our employees, advisors or consultants have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such party’s former employer or in violation of an agreement with or legal obligation in favor of another party. Litigation may be necessary to defend against these claims.

In addition, while it is our policy to require our employees, consultants, advisors and contractors who may be involved in the development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who in fact develops intellectual property that we regard as our own. Our and their assignment agreements may not be self-executing or may be breached, and we may be forced to bring claims against third parties, or defend claims they may bring against us, to determine the ownership of what we regard as our intellectual property. Similarly, we may be subject to claims that an employee, advisor or consultant performed work for us that conflicts with that person’s obligations to a third party, such as an employer or former employer, and thus, that the third party has an ownership interest in the intellectual property arising out of work performed for us. Litigation may be necessary to defend against these claims.

If we fail in prosecuting or defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in prosecuting or defending against such claims, litigation could result in substantial costs and be a distraction to management.

If our trademarks and trade names are not adequately protected, then we may not be able to build brand recognition in our markets of interest, nor prevent competitors from using confusingly similar brands, and our business may be adversely affected.

Our registered or unregistered trademarks or trade names may be opposed, challenged, infringed, diluted or declared invalid. In addition, the eventual use of our marks could be determined to be infringing other third party marks. We may not be able to protect our rights to these trademarks and trade names, for which we need to build brand recognition among potential collaborators, licensees or customers in our markets of interest. At times, competitors may adopt trade names or trademarks similar to ours, which could impede our ability to build brand recognition, result in loss of distinctiveness or dilution, and possibly lead to market confusion resulting in diminished rights or loss of rights altogether. In addition, there could be potential trade name or trademark infringement claims brought against us, our collaborators, licensees or our customers, by owners of other registered trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names, which could eventually result in material and costly litigation. Over the long term, if we are unable to establish brand recognition based on our trademarks and trade names, and we are unsuccessful in enforcing them due to variations in trademark law protection and enforcement in different jurisdictions, it may impact our ability to compete effectively, and our business may be adversely affected. Our efforts to protect or enforce our trademarks, and our other forms of non-patent-related intellectual property such as our trade secrets, domain names, copyrights or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and could adversely impact our financial condition or results of operations.

Risk factors

RISKS RELATED TO OUR COMMON SHARES AND THIS OFFERING

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. In addition, we will become subject to other reporting and corporate governance requirements, including certain requirements of the NASDAQ Global Market, or NASDAQ, and certain provisions of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley, which will impose significant compliance obligations upon us. We will also be required to ensure that we have the ability to prepare financial statements that are fully compliant with all applicable reporting requirements on a timely basis. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources. The Exchange Act requires, among other things, that we file annual reports with respect to our business and operating results. Sarbanes-Oxley, as well as rules subsequently implemented by the SEC, and NASDAQ, have imposed increased regulation and disclosure and require enhanced corporate governance practices of public companies. Our efforts to comply with evolving corporate governance laws, regulations and standards are likely to result in increased administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. These changes will require a significant commitment of additional resources, which we expect will be between US$         million and US$         million per year. We may need to hire more employees in the future to comply with these requirements, which will increase our costs and expenses.

We may not be successful in implementing these requirements and implementing them could materially adversely affect our business. In addition, if we fail to implement the requirements with respect to our internal accounting and audit functions, our ability to report our operating results on a timely and accurate basis could be impaired. If we do not implement such requirements in a timely manner or with adequate compliance, we might be subject to sanctions or investigations by regulatory authorities, such as the SEC, or NASDAQ. Any such action could harm our reputation and the confidence of investors, customers and other third parties with which we do business, and could materially adversely affect our business and cause the trading price of our shares to fall.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed.

We also expect that being a public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

Risk factors

We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our common shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if the market value of our common shares held by non-affiliates exceeds US$700 million as of any June 30 before that time, in which case, we would no longer be an emerging growth company as of the following December 31. We cannot predict if investors will find our common shares less attractive because we may rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and our share price may be more volatile.

Any failure to maintain an effective system of internal controls may result in material misstatements of our consolidated financial statements or cause us to fail to meet our reporting obligations or fail to prevent fraud; and in that case, our shareholders could lose confidence in our financial reporting, which would harm our business and could negatively impact the price of our common shares.

Effective internal controls are necessary for us to provide reliable financial reports and prevent fraud. If we fail to maintain an effective system of internal controls, we might not be able to report our financial results accurately or prevent fraud; and in that case, our shareholders could lose confidence in our financial reporting, which would harm our business and could negatively impact the price of our common shares. Prior to this offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. While we believe that, in preparation for this offering, we have hired sufficient personnel and implemented additional review procedures to allow us maintain an effective system of internal controls, we cannot assure you that the measures we have taken to date, or any measures we may take in the future, will be sufficient to avoid potential material weaknesses in our internal control. Even if we conclude that our internal control over financial reporting provides reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, because of its inherent limitations, internal control over financial reporting may not prevent or detect fraud or misstatements. Failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our results of operations or cause us to fail to meet our future reporting obligations.

Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future. If we fail to timely achieve and maintain the adequacy of our internal control over financial reporting, we may not be able to produce reliable financial reports or help prevent fraud. Our failure to achieve and maintain effective internal control over financial reporting could prevent us from complying with our reporting obligations on a timely basis, which could result in the loss of investor confidence in the reliability of our consolidated financial statements, harm our business and negatively impact the trading price of our common shares.

Risk factors

No public market for our common shares currently exists, and an active public trading market may not develop or be sustained following this offering.

Prior to this offering, there has been no public market for our common shares. Although we have applied to list our common shares on NASDAQ, an active trading market may not develop following the closing of this offering or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair value of your shares. An inactive market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.

Our share price may be volatile and you may be unable to sell your shares at or above the initial public offering price.

The trading price of our common shares is likely to be volatile and could fluctuate widely regardless of our operating performance. As a result of this volatility, you may not be able to sell your common shares at or above the initial public offering price, if at all.

The initial public offering price for the shares of our common shares sold in this offering will be determined by negotiation between the representatives of the underwriters and us. This price may not reflect the market price of our common shares following this offering. In addition, the market price of our common shares is likely to be highly volatile and may fluctuate substantially in response to, among other things, the risk factors described in this prospectus and other factors, many of which are beyond our control, including:

➢	announcements of data from our clinical trials;

➢	actual or anticipated fluctuations in our results of operations;

➢	variance in our financial performance from the estimates we provide to the public or the expectations of market analysts;

➢	conditions and trends in our industry and the markets we serve;

➢	announcements of significant new products by us or our competitors;

➢	changes in our pricing policies or the pricing policies of our competitors;

➢	changes in recommendations by securities analysts that elect to follow our common shares;

➢	legislation or regulatory policies, practices, or actions;

➢	the commencement or outcome of litigation;

➢	the sale of our common shares or other securities in the future by us or our shareholders, including upon expiration of market standoff or contractual lock-up agreements;

➢	developments or disputes concerning our intellectual property or other proprietary rights;

➢	recruitment or departure of key personnel;

➢	changes in market valuation or earnings of our competitors;

➢	the trading volume of our common shares;

➢	changes in the estimation of the future size and growth rate of our markets; and

➢	general economic conditions.

Risk factors

In addition, the market prices of the shares of new issuers and of companies with smaller market capitalizations like us have been volatile and from time to time have experienced significant share price and trading volume changes unrelated or disproportionate to the operating performance of those companies. In the past, shareholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

If securities or industry analysts do not publish research or reports about our business, or publish negative reports about our business, our share price and trading volume could decline.

The trading market for our common shares will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. If securities analysts do not cover our common shares after the closing of this offering, the lack of research coverage may cause the market price of our common shares to decline. If one or more of the analysts who may cover us change their recommendation regarding our common shares adversely, or provide more favorable relative recommendations about our competitors, our common shares price would likely decline. If one or more analysts who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our common shares price or trading volume to decline.

Investors based in the United States may be unable to bring actions or enforce judgments against us, certain of our directors and officers or certain of the experts named in this prospectus under United States federal securities laws.

We are incorporated under the laws of Canada, and our principal executive offices are located in Canada. A majority of our directors and officers and certain of the experts named in this prospectus reside principally in Canada and a substantial portion of our assets and all or a substantial portion of the assets of these persons are located outside the United States. Consequently, it may not be possible for our United States based shareholders to effect service of process within the United States upon us or those persons. Furthermore, it may not be possible for our United States based shareholders to enforce judgments obtained in United States courts based upon the civil liability provisions of the United States federal securities laws or other laws of the United States against us or those persons. There is doubt as to the enforceability in original actions in Canadian courts of liabilities based upon the United States federal securities laws, and as to the enforceability in Canadian courts of judgments of United States courts obtained in actions based upon the civil liability provisions of the United States federal securities laws.

As a foreign private issuer, we are not subject to certain United States securities law disclosure requirements that apply to a domestic United States issuer, which may limit the information which would be publicly available to our shareholders.

As a foreign private issuer, we are not required to comply with all the periodic disclosure requirements of the Exchange Act, and therefore, there may be less publicly available information about us than if we were a United States domestic issuer. For example, we are not subject to the proxy rules in the United States and disclosure with respect to our annual meetings will be governed by Canadian requirements.

Our charter documents and certain Canadian legislation could delay or deter a change of control, limit attempts by our shareholders to replace or remove our current management and limit the market price of our common shares.

Our authorized preferred shares are available for issuance from time to time at the discretion of our board of directors, without shareholder approval. Our articles grant our board of directors the authority,

Risk factors

subject to the Canada Business Corporations Act, or CBCA, to determine the special rights and restrictions granted to or imposed on any unissued series of preferred shares, and those rights may be superior to those of our common shares. Further, the Investment Canada Act subjects any acquisition of control of a company by a non-Canadian to government review if the value of the assets as calculated pursuant to the legislation exceeds a threshold amount or in other circumstances determined at the discretion of the Canadian government. A reviewable acquisition may not proceed unless the relevant minister is satisfied that the investment is likely to be of net benefit to Canada and the Canadian government is satisfied that no other important concerns arise from the acquisition of control. Any of the foregoing could prevent or delay a change of control and may deprive or limit strategic opportunities to our shareholders to sell their shares.

Limitations on the ability to acquire and hold our common shares may be imposed under the Hart-Scott Rodino Act, the Competition Act (Canada) and other applicable antitrust legislation.

Limitations on the ability to acquire and hold our common shares may be imposed under the Hart-Scott Rodino Act, the Competition Act (Canada) and other applicable antitrust legislation. Such legislation generally permits the relevant governmental authority to review any acquisition of control over or of significant interest in us, and grants the authority to challenge or prevent an acquisition on the basis that it would, or would be likely to, result in a substantial prevention or lessening of competition. In addition, the Investment Canada Act subjects an “acquisition of control” of a “Canadian business” (as those terms are defined therein) by a non-Canadian to governmental review if the book value of the Canadian business’ assets as calculated pursuant to the legislation exceeds a threshold amount or in other circumstances determined at the discretion of the Canadian government. A reviewable acquisition may not proceed unless the relevant minister is satisfied that the investment is likely to be of net benefit to Canada and the Canadian government is satisfied that no other important concerns arise from the acquisition of control. Any of the foregoing could prevent or delay a change of control and may deprive our shareholders of the opportunity to sell their common shares at a control premium.

We have broad discretion in the use of net proceeds from this offering and may not use them effectively.

Although we currently intend to use the net proceeds from this offering in the manner described in “Use of Proceeds,” we will have broad discretion in the application of the net proceeds. Shareholders may not agree with such uses and the net proceeds may be used for corporate purposes that do not improve our operating results or market value. Until the net proceeds are used, they may be placed in investments that do not produce income or that lose value. Our failure to apply these net proceeds effectively could affect our ability to continue to develop and sell our products and grow our business, which could cause the value of your investment to decline.

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

The initial public offering price will be substantially higher than the tangible book value per share of our common shares based on the total value of our tangible assets less our total liabilities immediately following this offering. Therefore, if you purchase our common shares in this offering, you will experience immediate and substantial dilution of approximately US$                     per share (or approximately C$                     per share) in the price you pay for our common shares as compared to its pro forma as adjusted net tangible book value, assuming an initial public offering price of US$                     per share (or approximately C$                     per share), which is the midpoint of the

Risk factors

estimated price range set forth on the cover page of this prospectus. To the extent outstanding options and warrants to purchase common shares are exercised, there will be further dilution. For further information on this calculation, please read “Dilution” elsewhere in this prospectus.

U.S. holders of our common shares may suffer adverse tax consequences if we are characterized as a passive foreign investment company.

Generally, if, for any taxable year, at least 75% of our gross income is passive income, or at least 50% of the value of our assets is attributable to assets that produce passive income or are held for the production of passive income, including cash, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. For purposes of these tests, passive income includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. If we are characterized as a PFIC, U.S. holders of our common shares may suffer adverse tax consequences, including having gains realized on the sale of our common shares treated as ordinary income, rather than capital gain, the loss of the preferential rate applicable to dividends received on our common shares by individuals who are U.S. holders, and having interest charges apply to distributions by us and the proceeds of sales of our common shares. See “Material United States and Canadian Income Tax Considerations—U.S. Federal Income Tax Consequences to U.S. Holders—Passive Foreign Investment Company Rules.”

Our status as a PFIC will depend on the composition of our income and the composition and value of our assets (which, assuming we are not a “controlled foreign corporation” under Section 957(a) of the Code for the year being tested, may be determined in large part by reference to the market value of our common shares, which may be volatile) from time to time. Our status may also depend, in part, on how quickly we utilize the cash proceeds from this offering in our business. With respect to the 2014 taxable year and foreseeable future taxable years, we presently do not anticipate that we will be a PFIC based upon the expected value of our assets, including any goodwill, and the expected composition of our income and assets. However, our status as a PFIC is a fact-intensive determination made on an annual basis and we cannot provide any assurances regarding our PFIC status for the current or future taxable years.

Our directors, officers and principal shareholders have significant voting power and may take actions that may not be in the best interests of our other shareholders.

As of November 30, 2014, our executive officers, directors and principal shareholders and their affiliates collectively controlled approximately 81% of our outstanding common shares, with the Bellini family and their affiliates collectively controlling approximately 78% of our common shares. After this offering, assuming no exercise of the underwriters’ option to purchase additional shares, our officers, directors and principal shareholders and their affiliates collectively will control approximately     % of our outstanding common shares, with the Bellini family and their affiliates collectively controlling approximately     % of our common shares. As a result, these shareholders, if they act together, will be able to control the management and affairs of our company and most matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change of control and might adversely affect the market price of our common shares. This concentration of ownership may not be in the best interests of our other shareholders.

Risk factors

Future sales of our common shares in the public market could cause our share price to decline and impair our ability to raise future capital through the sale of our equity securities.

Sales of a substantial number of our common shares in the public market after this offering, or the perception that these sales might occur, could depress the market price of our common shares and could impair our ability to raise capital through the sale of additional equity securities. Based on the total number of our outstanding shares of common shares as of November 30, 2014, upon the closing of this offering, we will have              shares of common shares outstanding, assuming no exercise of our outstanding options and warrants.

All of the common shares sold in this offering will be freely tradable without restrictions or further registration under the Securities Act of 1933, as amended, or Securities Act. The remaining 15,331,466 common shares outstanding after this offering, based on shares outstanding as of November 30, 2014, will be restricted as a result of securities laws, lock-up agreements, or other contractual restrictions that restrict transfers after the date of this prospectus, subject to certain extensions.

We intend to file a registration statement on Form S-8 under the Securities Act to register up to approximately              shares of our common shares for issuance under our stock option plan. Once we register these shares, they can be freely sold in the public market in the United States upon issuance and once vested, subject to a lock-up period and other restrictions provided under the terms of the applicable plan and/or the option agreements entered into with option holders.

We do not intend to pay cash dividends in the foreseeable future, and as a result your ability to achieve a return on your investment will depend on appreciation in the price of our common shares.

We have never declared or paid any cash dividends on our common shares or any other securities and do not intend to pay any cash dividends in the foreseeable future. We currently intend to retain our future earnings, if any, for use in the expansion and operation of our business and for general corporate purposes. Any future determination relating to our dividend policy will be at the discretion of our board of directors based upon our financial condition, results of operations, contractual restrictions, capital requirements, business prospectus and other factors our board of directors may deem relevant. Accordingly, investors must rely on sales of their common shares after price appreciation, which may never occur, as the only way to realize any future gains on their investments.

After the completion of this offering, we may be at an increased risk of securities class action litigation.

Historically, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because medical device and pharmaceutical companies have experienced significant share price volatility in recent years. If we were to be sued, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business.

Special note regarding forward looking statements

This prospectus, including the sections titled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements. In some cases you can identify these statements by forward-looking words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “project,” “plan,” “expect” or the negative or plural of these words or similar expressions. These forward-looking statements include, but are not limited to, statements concerning the following:

➢	our and our strategic collaborators’ ability to successfully commercialize our products in the United States, Canada and Europe;

➢	our and our strategic collaborators’ ability to receive the required regulatory approvals and clearances to successfully market and sell our products in the United States;

➢	our ability to successfully advance our pipeline of product candidates;

➢	the outcome or success of our clinical trials;

➢	the rate and degree of market acceptance of our products;

➢	our ability to develop sales and marketing capabilities;

➢	the effects of increased competition as well as innovations by new and existing competitors in our market;

➢	our ability to obtain funding for our operations;

➢	our ability to employ a dual-source revenue model to fund development of our non-partnered products;

➢	the level and availability of third party payor reimbursement for our products;

➢	our ability to effectively manage our anticipated growth;

➢	our ability to maintain, protect and enhance our intellectual property rights and proprietary technologies;

➢	our ability to operate our business without infringing the intellectual property rights and proprietary technology of third parties;

➢	costs associated with defending intellectual property infringement, product liability and other claims;

➢	regulatory developments in the United States, Europe, Canada and other jurisdictions;

➢	our ability to attract and retain qualified employees and key personnel and further expand our overall headcount;

➢	our expectations regarding the period during which we qualify as an emerging growth company under the JOBS Act;

➢	statements regarding future revenue, hiring plans, expenses, capital expenditures, capital requirements and share performance;

➢	our expected use of proceeds of this offering; and

➢	the future trading prices of our common shares and the impact of securities analysts’ reports on these prices.

Special note regarding forward looking statements

The foregoing list should not be construed as exhaustive, and should be read in conjunction with the other cautionary statements included in this prospectus, including under “Risk Factors.”

These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the section titled “Risk Factors.” Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, except as required by law, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Our forward-looking statements in this prospectus represent our views only as of the date of this prospectus. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

Use of proceeds

We estimate that we will receive net proceeds from this offering of approximately US$                     million (or approximately C$                     million ), or approximately US$                     million (or approximately C$                     million ) if the underwriters exercise their option to purchase additional shares in full, based upon an assumed initial public offering price of US$                     per share (or approximately C$                     per share), which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and estimated offering expenses payable by us.

A US$1.00 (or approximately C$                     ) increase (decrease) in the assumed initial public offering price of US$                     per share (or approximately C$                     per share) would increase (decrease) the net proceeds to us from this offering by approximately US$                     million (or approximately C$                     per share), assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts. An increase (decrease) of 1,000,000 shares from the expected number of shares to be sold in this offering, assuming no change in the assumed initial public offering price per share, would increase (decrease) our net proceeds from this offering by approximately US$                     million (or approximately C$                     per share).

We intend to use the net proceeds of this offering as follows:

➢	approximately US$ million to fund clinical trials for our wound care franchise;

➢	approximately US$ million to commercialize our wound care products in the European market; and

➢	the balance for working capital requirements and other general corporate purposes.

Pending these uses, we intend to invest our net proceeds from this offering primarily in short-term investments, including investment-grade debt instruments and demand deposits.

The expected use of net proceeds from this offering represents our intentions based upon our present plans and business conditions. We cannot predict with certainty all of the particular uses for the proceeds of this offering or the amounts that we will actually spend on the uses set forth above. Accordingly, our management will have significant flexibility in applying the net proceeds of this offering. The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations and the anticipated growth of our business.

Dividend policy

We have never declared or paid any dividends on our common shares. We currently intend to retain our future earnings, if any, for use in the expansion and operation of our business, and therefore do not anticipate declaring or paying cash dividends on our common shares in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on a number of factors, including our financial condition, results of operations, contractual restrictions, capital requirements, business prospects, restrictions imposed by applicable law and other factors that our board of directors may deem relevant.

Capitalization

The following table sets forth our cash and short-term investments and capitalization as of September 30, 2014:

➢	on an actual basis; and

➢	on a pro forma as adjusted basis to give effect to (1) the issuance of 16,730 common shares upon the exercise of options and warrants from September 30, 2014 through November 30, 2014 and (2) the sale by us of common shares in this offering at an assumed initial public offering price of US$ per share (or approximately C$ per share), which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and estimated offering expenses payable by us.

You should read the information in this table together with our financial statements and accompanying notes, “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus.

	As of September 30, 2014
	Actual	Pro forma as adjusted(1)
	(CAD, in thousands, except share data)
Cash and short-term investments	$33,231	$

Repayable government assistance loan	152
Share Capital:
Common shares, no par value per share, 15,314,736 shares issued and outstanding, actual; shares issued and outstanding, pro forma as adjusted	$44,142	$
Total equity reverses	1,155
Deficit	(30,070)

Total shareholders’ equity	15,227

Total capitalization	$15,379	$

(1)	Each US$1.00 (or approximately C$ ) increase (decrease) in the assumed initial public offering price of US$ per share (or approximately C$ per share), which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) each of cash and short-term investments, common shares, total shareholders’ equity and total capitalization by approximately C$ million (or approximately US$ million), assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares offered by us would increase (decrease) cash and short-term investments, total shareholders’ equity and total capitalization by approximately C$ million (or approximately US$ million), assuming the assumed initial public offering price remains the same, and after deducting underwriting discounts. The pro forma as adjusted information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at pricing.

Capitalization

As of September 30, 2014, we had 15,314,736 common shares outstanding.

As of November 30, 2014, we had 15,331,466 common shares outstanding, which excludes:

➢	1,321,550 common shares issuable upon the exercise of options outstanding as of November 30, 2014 pursuant to our stock option plan, at a weighted-average exercise price of C$7.33 per share;

➢	214,642 common shares available for future issuance under our stock option plan; and

➢	30,460 common shares issuable upon the exercise of warrants outstanding as of November 30, 2014, at an exercise price of C$5.00 per share.

The pro forma as adjusted outstanding share information in the table above is based the number of common shares outstanding as of November 30, 2014, and excludes:

➢	common shares issuable upon the exercise of options outstanding pursuant to our stock option plan;

➢	common shares available for future issuance under our stock option plan; and

➢	common shares issuable upon the exercise of warrants outstanding.

Dilution

If you invest in our common shares, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common shares and the pro forma as adjusted net tangible book value per share of our common shares immediately after this offering. The historical net tangible book value of our common shares as of September 30, 2014 was C$15.2 million (or approximately US$13.6 million), or C$0.99 per share (or approximately US$0.88 per share). Historical net tangible book value per share represents our total tangible assets less our total liabilities, divided by the number of outstanding common shares.

After giving further effect to the receipt of the net proceeds from our sale of         common shares at an assumed initial public offering price of US$         per share (or approximately C$         per share), which is the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting underwriting discounts and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of September 30, 2014 would have been approximately US$         million (or approximately C$         million), or US$         per share (or approximately C$         per share). This represents an immediate increase in pro forma as adjusted net tangible book value of US$         per share (or approximately C$         per share) to our existing shareholders and an immediate dilution of US$         per share (or approximately C$         per share) to investors purchasing common shares in this offering.

The following table illustrates this dilution on a per share basis to new investors:

Assumed initial public offering price per share			US$
Historical net tangible book value per share as of September 30, 2014	US$	0.88
Increase in pro forma as adjusted net tangible book value per share attributed to new investors purchasing shares in this offering	US$
Pro forma as adjusted net tangible book value per share after giving effect to this offering

Dilution in pro forma as adjusted net tangible book value per share to new investors in this offering			US$

Each US$1.00 (or approximately C$         ) increase (decrease) in the assumed initial public offering price of US$         per share (or approximately C$         per share) would increase (decrease) the pro forma as adjusted net tangible book value by US$         per share (or approximately C$         per share) and the dilution to new investors by US$         per share (or approximately C$         per share), assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts. Similarly, each increase (decrease) of 1,000,000 shares in the number of common shares offered by us would increase (decrease) the pro forma as adjusted net tangible book value by approximately US$         per share (or approximately C$         per share) and decrease the dilution to new investors by US$         per share (or approximately C$         per share) , assuming the assumed initial public offering price remains the same and after deducting underwriting discounts. If the underwriters exercise their option to purchase additional shares in full, the pro forma as adjusted net tangible book value per share would be US$         per share (or approximately C$         per share), and the dilution in pro forma as adjusted net tangible book value per share to investors in this offering would be US$         per share (or approximately C$         per share).

Dilution

The table below summarizes as of November 30, 2014, on a pro forma as adjusted basis described above, the number of our common shares, the total consideration and the average price per share (i) paid to us by our existing shareholders and (ii) to be paid by new investors purchasing our common shares in this offering at an assumed initial public offering price of US$         per share (or approximately C$         per share), the midpoint of the price range set forth on the cover page of this prospectus, before deducting underwriting discounts and estimated offering expenses payable by us.

	Shares purchased			Total consideration			Average price per share
	Number	Percent		Amount	Percent
(CAD, in millions, except per share data)
Existing shareholders			%	$		%	$
New investors

Total		100.0%		$	100.0%		$

As of September 30, 2014, we had 15,314,736 common shares outstanding.

As of November 30, 2014, we had 15,331,466 common shares outstanding, which excludes:

➢	1,321,550 common shares issuable upon the exercise of options outstanding as of November 30, 2014 pursuant to our stock option plan, at a weighted-average exercise price of C$7.33 per share;

➢	214,642 common shares available for future issuance under our stock option plan; and

➢	30,460 common shares issuable upon the exercise of warrants outstanding as of November 30, 2014, at an exercise price of C$5.00 per share.

To the extent that options or warrants are exercised, new options or other securities are issued under our stock option plan, or we issue additional common shares in the future, there will be further dilution to investors participating in this offering. In addition, we may choose to raise additional capital because of market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our shareholders.

Selected consolidated financial data

The following tables present our historical consolidated financial data for the periods, and as of the dates, indicated. Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

We derived the consolidated statements of loss and comprehensive loss for the years ended December 31, 2012 and 2013 and the consolidated statement of financial position data as of December 31, 2012 and 2013 from our audited consolidated financial statements and the related notes thereto appearing elsewhere in this prospectus. We derived the consolidated statements of loss and comprehensive loss for the nine months ended September 30, 2013 and 2014 and the consolidated statement of financial position data as of September 30, 2014 from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited financial statements on the same basis as the audited consolidated financial statements, and the unaudited consolidated financial data include, in our opinion, all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and results of operations for these periods. Our historical results are not necessarily indicative of the results that should be expected in the future and our interim results are not necessarily indicative of the results that should be expected for the full year.

You should read this selected consolidated financial data together with our consolidated financial statements and related notes included elsewhere in this prospectus and the information under the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Year ended December 31,		Nine months ended September 30,
	2012	2013	2013	2014
	(CAD, in thousands, except share and per share data)
Consolidated statement of loss and comprehensive loss:
Revenue	$25	$223	$192	$1,457
Cost of sales	—	12	5	306

Gross profit	25	211	187	1,151
Expenses:
General and administrative expenses	3,579	4,903	3,593	5,593
Research and development expenses	4,451	4,364	3,042	3,067
Investment tax credits and government assistance	(1,359)	(1,827)	(1,029)	(860)
Depreciation of property and equipment	35	43	32	38
Amortization of intangibles	3	4	2	5
Financial (income) expenses	3,723	(10)	1	(38)
Share-based payments	340	479	362	1,265
Foreign exchange gain	(111)	(99)	(64)	(1,287)
Share of losses from FB Health S.p.A., an associate	83	73	73	—
Gain on disposal of FB Health S.p.A., an associate	—	—	—	(445)

Total expenses	10,744	7,930	6,012	7,340

Net loss from continuing operations	$(10,719)	$(7,719)	$(5,825)	$(6,189)
Net earnings from discontinued operations	3,111	—	—	—

Net loss and comprehensive loss	$(7,608)	$(7,719)	$(5,825)	$(6,189)

Loss per share from continuing operations attributable to common shareholders, basic and diluted	$(0.91)	$(0.56)	$(0.43)	$(0.42)

Earnings per share from discontinued operations attributable to common shareholders, basic and diluted	$0.26	$—	$—	$—

Weighted average common shares outstanding, basic and diluted	11,799,661	13,704,853	13,581,261	14,613,658

Selected consolidated financial data

	As of December 31,		As of September 30, 2014
	2012	2013
	(CAD, in thousands)
Consolidated statement of financial position data:
Cash	$5,297	$3,835	$10,831
Short-term investments	—	—	22,400
Investment tax credits and other government assistance receivable	1,132	1,457	1,364
Total assets	7,274	5,744	35,964
Trade payables and accrued liabilities	1,897	2,455	3,990
Deferred revenues	—	143	16,581
Total liabilities	2,049	2,776	20,737
Total shareholders’ equity	5,225	2,968	15,227

Management’s discussion and analysis of financial condition and results of operations

You should read the following discussion of our financial condition and results of operations in conjunction with the “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes thereto included elsewhere in this prospectus. In addition to historical information, the following discussion and analysis contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results and the timing of events could differ materially from those anticipated in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in sections titled “Risk Factors” and “Special Note Regarding Forward-Looking Statements.”

All amounts included herein with respect to the years ended December 31, 2012 and 2013 are derived from our audited consolidated financial statements and all amounts included herein with respect to the nine months ended September 30, 2013 and 2014 are derived from our unaudited interim condensed consolidated financial statements. The audited consolidated financial statements for the years ended December 31, 2012 and 2013 are prepared pursuant to International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. As permitted by the rules of the SEC for foreign private issuers, we do not reconcile our financial statements to U.S. generally accepted accounting principles.

Unless otherwise specified, all references to “$” in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section refer to Canadian dollars.

OVERVIEW

We are a specialty pharmaceutical company focused on developing and commercializing products based on our proprietary BioPhotonic technology platform to address skin and soft tissue disorders. Initially, we intend to focus on indications in the areas of dermatology, wound care and oral health. LumiCleanse and LumiBel, our dermatology treatment systems for acne vulgaris and cosmetic skin care, respectively, are being commercialized with leading global collaborators in Canada and Europe. The gel component of LumiHeal, our wound healing treatment system, has received European marketing authorization, and we intend to commercialize this product on our own. We anticipate commercial launch of LumiCleanse, LumiBel and LumiHeal products in Europe in 2015. We are also developing our oral health franchise, including PERIO-1 for the treatment of periodontitis, and we intend to file for CE mark approval for PERIO-1 in early 2015. Through our collaborators’ efforts and our own, we plan to commercialize these and future treatment systems worldwide.

We are commercializing our dermatology franchise, including LumiCleanse and LumiBel, with leading global collaborators. In July 2014, we entered into a license and joint venture agreement with LEO Pharma A/S, or LEO, pursuant to which we granted LEO the exclusive global right, excluding Canada, to commercialize our current and future BioPhotonic topical formulations and lamps for dermatological conditions, excluding orphan indications (rare diseases as defined by the U.S. Food and Drug Administration, or FDA, and European Medicines Agency, or EMA), and aesthetic rejuvenation procedures. We anticipate that LEO will begin commercial sales of LumiCleanse and LumiBel in select European countries in 2015, under a new LEO brand and CE mark. We expect that LEO will begin

Management’s discussion and analysis of financial condition and results of operations pursuing regulatory approval or clearance to market LumiCleanse in the United States. We anticipate that LEO will begin commercializing both LumiCleanse and LumiBel in the United States if and when LumiCleanse has been cleared or approved. In November 2013, we entered into a distribution and supply agreement with Sandoz Canada Inc., or Sandoz Canada, pursuant to which we granted Sandoz Canada the exclusive right to commercialize LumiCleanse and LumiBel in Canada. Sandoz Canada began limited commercialization of LumiCleanse and LumiBel in Canada as their flagship branded products in the first half of 2014, and we expect their commercialization efforts to increase significantly in 2015.

In September 2014, we received CE mark approval for the gel component of our LumiHeal treatment system for acute and chronic wounds, including diabetic ulcers, venous leg ulcers, pressure ulcer and surgical and traumatic wounds, and we anticipate receiving CE mark approval for the lamp component of LumiHeal in early 2015. We are also establishing sales and marketing infrastructure to support our anticipated commercial launch of LumiHeal in Europe in 2015 and we plan to continue pursuing regulatory approval or clearance to market LumiHeal in the United States.

In November 2012, we completed the sale of all the assets relating to our cosmetic teeth-whitening business to Valeant Pharmaceuticals International, Inc., or Valeant, for cash proceeds of US$4.0 million. For ten years following the closing date, we are entitled to receive annual royalties equal to 10% of net sales of the acquired business, subject to an annual maximum of US$1.0 million.

We have a limited operating history. We may not generate significant revenue from sales of our products or product candidates in the near-term, if ever. We have incurred significant net losses of approximately $7.6 million and $7.7 million for the years ended December 31, 2012 and 2013, respectively. As of September 30, 2014, we had an accumulated deficit of $30.1 million. Historically, we have devoted most of our financial resources to research and development. To date, we have financed our operations primarily through the sale of equity and convertible debentures and through government investment tax credits. The size of our future net losses will depend, in part, on the rate of future expenditures and our ability to generate revenue.

KEY FACTORS AFFECTING OUR PERFORMANCE

We believe that there are several important factors that have impacted, and that we expect to continue to impact, our results of operations.

Investment in research and development and clinical trials

Historically, a significant percentage of our operating expenses were focused on research and development as we developed and conducted clinical trials for LumiCleanse, LumiBel and LumiHeal. We expect that our research and development expenses will continue to be substantial in future periods as we seek regulatory approval or clearance of our product candidates in the United States, conduct further clinical trials of LumiHeal and develop new products and product enhancements based on our BioPhotonic technology platform.

Intellectual property portfolio

In conjunction with our research and development efforts, we plan to continue seeking broad patent protection for intellectual property that relates to our BioPhotonic technology platform. Our success has and will continue to depend significantly on our ability to obtain and maintain patent and other proprietary protection for commercially important technology, inventions and know-how related to our business, defend and enforce our patents, preserve the confidentiality of our trade secrets and operate without infringing the valid and enforceable patents and other proprietary rights of third parties. We also

Management’s discussion and analysis of financial condition and results of operations rely on know-how and continuing technological innovation to develop, strengthen, and maintain our proprietary position in the fields targeted by our products and product candidates. We expect that the costs related to prosecution and protection of our intellectual property will continue to be significant.

Strategic collaborations

Our future growth is dependent in part on our ability to form and build strong strategic collaborations such as those entered into with LEO and Sandoz Canada. In the nine months ended September 30, 2014, $1.3 million or 91% of our aggregate revenue was generated from our strategic collaborations. We believe these strategic collaborations will enable us to accelerate our revenue growth and enhance the geographic diversity of our revenue sources. In addition, we have depended on these collaborations for capital to facilitate the development of our product candidates in our wound care and oral health franchises. We are also currently engaged in discussions with potential strategic collaborators to commercialize and further develop our oral health candidate, PERIO-1. For a description of our strategic collaborations, see “Business—License and Collaboration Agreements.”

Commercial organization and marketing efforts

We currently retain all rights to sell and market our products and product candidates within our wound care franchise and intend to engage in direct commercialization of this franchise. We recently began building our commercial organization and have made, and intend to continue to make, a significant investment in recruiting and training our sales managers and sales representatives. We intend to leverage revenues from our collaborations to fund, in part, the development of our commercial organization.

We also plan to invest in programs to educate physicians who treat wounds about the advantages of our BioPhotonic technology platform and our LumiHeal product. This will require a significant commitment from our commercial organization, and the length and complexity of our sales cycle can vary depending upon the physician’s practice specialization, prevailing medical practice standards and geographic location. Our ability to grow direct sales revenue from our wound care franchise depends substantially on the success of these efforts.

We also believe that in order to grow sales of our LumiHeal product, we will be required to enter into purchasing contracts with hospital facilities and networks. In many hospitals, we will not be able to sell our products unless and until a purchasing contract has been executed. This contracting process can be lengthy and time-consuming, and may require extensive negotiation and attention from our management. In some cases, contract bidding processes are only open for limited periods of time, and we may not be successful in bidding. Our inability to successfully enter into purchasing contracts would likely adversely affect the market acceptance and penetration of our LumiHeal product.

Manufacturing capacity

We currently rely on contract manufacturing organizations, or CMOs, to manufacture all of our products. We currently use a CMO based in Canada for the manufacture of our gels, as well as CMOs based in Canada and the United States for the manufacture of our multi-LED lamps, and we believe that our current CMOs have the capacity to increase our manufacturing production. As our revenue increases, we may consider in-sourcing manufacturing of our gels in order to increase profitability by leveraging economies of scale; however, in the short term, such efforts would require significant time and expense and may adversely affect our results of operations and liquidity. We are also exploring establishing secondary manufacturing sites in other jurisdictions, either through CMO relationships or on our own.

Management’s discussion and analysis of financial condition and results of operations

Dual-source revenue

We intend to rely on a dual-source revenue model, using collaborations and direct commercialization strategies, to bring our product and product candidates to market globally. We believe that this approach will allow us to leverage capital from our strategic collaborations to fund the development of our non-partnered product candidates. We also intend to selectively expand our sales and marketing efforts as we bring new direct-sale products to market, while likewise continuing to rely on third-party collaborators to accelerate our revenue growth and geographic diversity.

COMPONENTS OF RESULTS OF OPERATIONS

Revenue

Our revenues primarily consist of licensing fees and royalties. We have begun to recognize revenues from the distribution of our LumiCleanse and LumiBel product offerings through our strategic collaborations with LEO and Sandoz Canada, the majority of which are licensing fees. Licensing fees are deferred and recognized as revenue on a straight-line basis over the performance obligation period.

In 2012, we completed the sale of all the assets relating to our teeth-whitening business to Valeant in order to focus on our core product candidates, which are diversified across our three franchises of dermatology, wound care and oral health. In 2013, we derived the majority of our revenues in the form of royalty payments earned in connection with this transaction.

Cost of sales

Cost of sales includes the cost of raw materials, contract manufacturing costs, any reserves for inventory obsolescence and distribution-related expenses (e.g. freight and duty). We currently outsource all manufacturing related to our LumiCleanse and LumiBel product offerings to CMOs. Our cost of sales have been limited to-date, as Sandoz Canada only began commercialization of LumiCleanse and LumiBel in 2014. We expect our cost of sales to increase in the future as Sandoz Canada increases commercialization of LumiCleanse and LumiBel, and as we commence commercialization of LumiHeal on our own.

Expenses

General and administrative expenses

General and administrative expenses consist primarily of personnel costs, including salaries, bonuses and related costs for our administrative, business development, intellectual property, finance and accounting staff and our executive management team. Additional general and administrative expenses include non-personnel costs such as lease costs for our facilities; patent and trademark maintenance and prosecution costs; royalties; marketing expenses; business travel expenses; fees paid to consultants and subcontractors; professional fees, including audit, tax-related and legal fees; insurance costs; and other general corporate expenses.

We expect our general and administrative expenses to increase as we continue to support our growth and as we prepare to become, and operate as, a public company. Such costs include increases in our finance and legal personnel, additional external legal and audit fees and expenses and costs associated with compliance with the regulations governing public companies. We also expect to incur increased costs for directors’ and officers’ liability insurance and an enhanced investor relations function.

Management’s discussion and analysis of financial condition and results of operations

In order to continue to grow our business, geographic footprint and brand awareness, we expect to invest significant resources in sales and marketing, including increasing the number of our sales and account management teams. As a result, we expect sales and marketing expense to increase as we invest to penetrate new markets and new clients.

Research and development expenses

Research and development expenses consist primarily of personnel costs, including salaries, bonuses and related costs for our laboratory, research, development and clinical staff; fees paid for contract research; laboratory supplies; fees paid to research and development consultants and subcontractors; business travel expenses; the costs of clinical trials and internal research programs; and the expansion and enhancement of our proprietary BioPhotonic technology platform.

We expect our research and development expenses to increase significantly as we grow and enhance our product portfolio and further develop our products and product candidates. Our research and development efforts are focused on clinical trials and medical affairs, as well as product and technological development. In particular, we expect that our research and development expenses will increase significantly in the near-term, as we plan to conduct clinical trials in the United States and Canada to further our wound care franchise.

Depreciation of property and equipment

Depreciation of property and equipment expenses includes the amortization of our furniture and fixtures, computer hardware and research and development equipment. We amortize our property and equipment using the straight-line method over their estimated useful lives.

Amortization of intangibles

Amortization of intangibles expenses includes the amortization of our trademarks and computer software. We amortize our intangibles using the straight-line method over their estimated useful lives. We expect the amortization of our intangible assets to increase in the future.

Investment tax credits and government assistance

Investment tax credits include the amounts received or receivable from the Canadian federal government and the Québec provincial government on qualifying research and development expenditures that have been incurred by us. We expect these tax credits to decrease as a result of us becoming a publicly-traded entity. As a Canadian-controlled private corporation that meets certain conditions, the federal and provincial investment tax credits are refundable to us. As a publicly-traded entity, the federal tax credits will not be refundable and we will only record the federal tax credits to the extent that it is probable that we will be able to use such credits to reduce taxes otherwise due in the foreseeable future. We do not expect to record the federal tax credits in the near-term, given that we have a history of losses. As a publicly-traded entity, our Québec provincial investment tax credit rate is not expected to significantly decrease in the near-term.

Government assistance consists primarily of a non-interest bearing, government loan obtained from the Canadian government supporting the economic development of businesses and regions.

Financial expenses (income)

Financial expenses (income) consist primarily of interest incurred on borrowings under our convertible debentures, which converted into common shares in 2012; accreted interest on our non-interest bearing

Management’s discussion and analysis of financial condition and results of operations government assistance loan; interest on bank indebtedness; and bank fees, offset by financial income related to interest earned on our outstanding cash and short-term investments.

Our financial expenses in 2012 also included expenses related to the issuance of additional common shares to holders of convertible debentures in connection with the conversion of such debentures. The expense represents the difference, at the date of amendment and conversion of our convertible debentures into common shares, between the fair value of shares issued to the debenture holders under the revised terms of the debentures and the fair value of the shares that would have been received by such holders under the original terms of the debentures.

Share-based payments

Share-based payments expense is attributable to the vesting of stock options and warrants awarded to employees, members of our board of directors and certain consultants. Share-based payments also include deferred share units, or DSUs, that were issued to members of our board of directors as compensation for their participation in board meetings and to certain management personnel as an alternative to bonus cash compensation. Currently, the price of DSUs is based on the fair value of our common shares as established by our board of directors. The DSUs are redeemable only upon the participant’s resignation, termination, retirement or death, in cash, at a value equal to the number of DSUs credited, multiplied by the fair market value described above. For DSUs, compensation expense is measured based on the fair value of our common shares from the date of grant through to the settlement date.

Foreign exchange gain (loss)

Foreign exchange gain (loss) consists of both realized and unrealized foreign exchange gains and losses arising from transactions denominated in foreign currencies, primarily the U.S. dollar, as well as the translation of the account balances of our wholly-owned subsidiaries denominated in foreign currencies to our functional currency at the reporting date. Although our foreign operations are currently not significant, we intend to expand our operations internationally. Our financial position and results of operations will be affected by economic conditions and foreign currency exchange rates in the countries where we plan to operate. We are currently exposed to changes in exchange rates in the United States and, to a lesser extent, Europe. Exposure to fluctuations in U.S. dollar exchange rates represents our most significant foreign currency exchange risk, as most of our cash and short-term investments are currently held in U.S. dollars. As we expect to begin commercialization in Europe in the near-term, we expect that our exposure to changes in European currency exchange rates will become more significant.

Share of losses from FB Health S.p.A., an associate

Share of losses from our equity investment in FB Health S.p.A., an associate, or FBH, represents our share of the losses of FBH, over which we had significant influence through our ownership of 187,727 common shares of FBH as of December 31, 2013, which represented a 20.61% interest in FBH. In July 2014, we disposed of our investment in FBH for $0.4 million and recognized a gain in the same amount since our share of losses in prior periods had reduced the carrying value of our investment in FBH to zero.

Management’s discussion and analysis of financial condition and results of operations

RESULTS OF OPERATIONS

The following table sets forth our consolidated results of operations:

	Year ended December 31,		Nine months ended September 30,
	2012	2013	2013	2014
	(CAD, in thousands)
Consolidated results of operations:
Revenue	$25	$223	$192	$1,457
Cost of sales	—	12	5	306

Gross profit	25	211	187	1,151
Expenses:
General and administrative expenses	3,579	4,903	3,593	5,593
Research and development expenses	4,451	4,364	3,042	3,067
Investment tax credits and government assistance	(1,359)	(1,827)	(1,029)	(860)
Depreciation of property and equipment	35	43	32	38
Amortization of intangibles	3	4	2	5
Financial (income) expenses	3,723	(10)	1	(38)
Share-based payments	340	479	362	1,265
Foreign exchange gain	(111)	(99)	(64)	(1,287)
Share of losses from FB Health S.p.A., an associate	83	73	73	—
Gain on disposal of FB Health S.p.A., an associate	—	—	—	(445)

Total expenses	10,744	7,930	6,012	7,340

Net loss from continuing operations	(10,719)	(7,719)	(5,825)	(6,189)
Net earnings from discontinued operations	3,111	—	—	—

Net loss and comprehensive loss	$(7,608)	$(7,719)	$(5,825)	$(6,189)

Comparison of nine months ended September 30, 2013 and 2014

Revenue

	Nine months ended September 30,
	2013	2014
	(CAD, in thousands)
Revenue	$192	$1,457

Revenues increased from $0.2 million for the nine months ended September 30, 2013 to $1.5 million for the nine months ended September 30, 2014. Revenues in the 2013 period were comprised mainly of transition service fees of $0.1 million charged to Valeant upon the transition of our cosmetic teeth-whitening business, as well as royalty revenues of $75,000 on Valeant’s net sales from the acquired business. Revenues in the 2014 period were comprised of $0.9 million of licensing revenue recognized, $0.4 million from sales of our LumiCleanse and LumiBel products and $0.1 million of royalty revenues from Valeant.

Management’s discussion and analysis of financial condition and results of operations

Cost of sales

	Nine months ended September 30,
	2013	2014
	(CAD, in thousands)
Cost of sales	$5	$306

Cost of sales increased from $5,000 for the nine months ended September 30, 2013 to $0.3 million for the nine months ended September 30, 2014, mainly as a result of the commercialization of our LumiCleanse and LumiBel product offerings during 2014.

General and administrative expenses

	Nine months ended September 30,
	2013	2014
	(CAD, in thousands)
General and administrative expenses	$3,593	$5,593

General and administrative expenses increased from $3.6 million for the nine months ended September 30, 2013 to $5.6 million for the nine months ended September 30, 2014. The increase was primarily due to a $1.7 million increase in professional fees related to our intellectual property and patent pending portfolio, as well as professional fees incurred in connection with negotiation of the LEO collaboration, in the nine months ended September 30, 2014. Further, we experienced an increase of approximately $0.1 million in our overall rental expenses for facilities and equipment in the nine months ended September 30, 2014.

Research and development expenses

	Nine months ended September 30,
	2013	2014
	(CAD, in thousands)
Research and development expenses	$3,042	$3,067

Research and development expenses remained relatively stable, as we incurred approximately $3.0 million of expenses for both the nine months ended September 30, 2013 and 2014. In the 2014 period, we experienced decreases of $0.5 million in clinical studies and related contract research organization, or CRO, costs and $0.1 million in travel-related expenses for research and development activities, offset primarily by an increase in professional fees of $0.2 million, laboratory supplies and materials expenses of $0.2 million and preclinical study costs of $0.2 million.

Depreciation of property and equipment

	Nine months ended September 30,
	2013	2014
	(CAD, in thousands)
Depreciation of property and equipment	$32	$38

Depreciation of property and equipment increased from $32,000 for the nine months ended September 30, 2013 to $38,000 for the nine months ended September 30, 2014. This increase was primarily due to depreciation expense related to the additions of research and development equipment and computer hardware. Our property and equipment is amortized over a five year useful life on a straight-line basis.

Management’s discussion and analysis of financial condition and results of operations

Amortization of intangibles

	Nine months ended September 30,
	2013	2014
	(CAD, in thousands)
Amortization of intangibles	$2	$5

Amortization of intangibles increased from $2,000 for the nine months ended September 30, 2013 to $5,000 for the nine months ended September 30, 2014, primarily due to the addition of new trademarks to our intellectual property portfolio and computer software purchases. Our trademarks and computer software are amortized over ten and five year useful lives, respectively, on a straight-line basis.

Investment tax credits and government assistance

	Nine months ended September 30,
	2013	2014
	(CAD, in thousands)
Investment tax credits and government assistance	$(1,029)	$(860)

Investment tax credits and government assistance decreased from $1.0 million for the nine months ended September 30, 2013 to $0.9 million for the nine months ended September 30, 2014. This decrease was primarily due to a decrease in eligible, refundable investment tax credits on qualified research and development expenses of $0.1 million to be reimbursed by the federal and provincial government tax authorities of Canada and Québec, respectively. Our tax credits are based on eligible expenditures and are not considered part of our income tax position.

Financial (income) expenses

	Nine months ended September 30,
	2013	2014
	(CAD, in thousands)
Financial (income) expenses	$1	$(38)

Financial (income) expense decreased from an expense of $1,000 for the nine months ended September 30, 2013 to income of $38,000 for the nine months ended September 30, 2014. Our financial income reflects an increase in interest income of approximately $42,000 for the nine months ended September 30, 2014 earned on our greater outstanding cash balances and short-term investments in the 2014 period, which was a result of payments received from Sandoz Canada and LEO, primarily offset by an increase in accreted interest expense on our government assistance loan of approximately $4,000.

Share-based payments

	Nine months ended September 30,
	2013	2014
	(CAD, in thousands)
Share-based payments	$362	$1,265

Share-based payments expense increased from $0.4 million for the nine months ended September 30, 2013 to $1.3 million for the nine months ended September 30, 2014, primarily as a result of increased issuances of DSUs to members of our board of directors and revaluations of previously issued DSUs, as well as increased stock option grants to employees, directors and consultants.

Management’s discussion and analysis of financial condition and results of operations

During the nine months ended September 30, 2013 and 2014, we granted zero and 8,335 DSUs, respectively, at a price per unit of $22.70 for the 2014 period. Share-based payments expense related to DSUs increased from approximately $0.1 million for the nine months ended September 30, 2013 to $0.8 million for the nine months ended September 30, 2014. As of September 30, 2013 and 2014, there were 40,000 and 50,002 DSUs granted and outstanding, respectively.

During the nine months ended September 30, 2013 and 2014, we granted options to purchase 95,000 and 360,000 common shares, respectively, at weighted-average exercise prices of $7.34 and $10.21, respectively. Share-based payments expense related to stock options increased from approximately $0.3 million for the nine months ended September 30, 2013 to $0.4 million for the nine months ended September 30, 2014. As of September 30, 2013, there were options to purchase 816,050 common shares outstanding, of which 221,931 were exercisable. As of September 30, 2014, there were options to purchase 1,176,050 common shares outstanding, of which 358,441 were exercisable.

Foreign exchange gain

	Nine months ended September 30,
	2013	2014
	(CAD, in thousands)
Foreign exchange gain	$(64)	$(1,287)

Foreign exchange gain increased from $64,000 for the nine months ended September 30, 2013 to approximately $1.3 million for the nine months ended September 30, 2014. The increase was primarily due to an overall increase of $1.1 million in unrealized foreign exchange gains resulting from an increase in outstanding cash balances and short-term investments denominated in U.S. dollars.

Share of losses from FB Health S.p.A., an associate

	Nine months ended September 30,
	2013	2014
	(CAD, in thousands)
Share of losses from FB Health S.p.A., an associate	$73	—

Share of losses from our equity investment in FBH for the nine months ended September 30, 2013 represents our share of the losses of FBH. As of September 30, 2013, our share of losses incurred by FBH exceeded the initial value of our interest in FBH, thereby reducing our investment to zero. As a result, we thereafter discontinued recognizing our share of losses. In July 2014, we disposed of our investment in FBH for $0.4 million and recognized gain in the same amount, since our share of losses in prior periods had reduced the carrying value of our investment FBH to zero.

Comparison of years ended December 31, 2012 and 2013

Revenue

	Year ended December 31,
	2012	2013
	(CAD, in thousands)
Revenue	$25	$223

Revenues increased from $25,000 for the year ended December 31, 2012 to $0.2 million for the year ended December 31, 2013, primarily as a result of royalty revenues on Valeant’s net sales from the

Management’s discussion and analysis of financial condition and results of operations acquired business. In late 2013, we entered into our agreement with Sandoz Canada and received an up-front license fee at that time. However, this fee was deferred and is being recognized as revenue over the performance period of our obligations, and our 2013 revenues included only an insignificant amount of this deferred licensing fee.

Cost of sales

	Year ended December 31,
	2012	2013
	(CAD, in thousands)
Cost of sales	$—	$12

In late 2013, we incurred cost of sales as a result of the commercialization of our LumiCleanse and LumiBel product offering pursuant to our agreement with Sandoz Canada.

General and administrative expenses

	Year ended December 31,
	2012	2013
	(CAD, in thousands)
General and administrative expenses	$3,579	$4,903

General and administrative expenses increased from $3.6 million for the year ended December 31, 2012 to $4.9 million for the year ended December 31, 2013. The increase was primarily due to a $0.5 million increase in personnel costs, mainly as a result of annual salary increases, as well as a $0.2 million increase in our overall rental expenses for facilities in 2013.

Research and development expenses

	Year ended December 31,
	2012	2013
	(CAD, in thousands)
Research and development expenses	$4,451	$4,364

Research and development expenses decreased slightly from $4.5 million for the year ended December 31, 2012 to $4.4 million for the year ended December 31, 2013, primarily due to a decrease in external test and samples costs of $0.2 million, offset by an increase in travel-related expenses for research and development activities of $0.1 million.

Depreciation of property and equipment

	Year ended December 31,
	2012	2013
	(CAD, in thousands)
Depreciation of property and equipment	$35	$43

Depreciation of property and equipment increased from $35,000 for the year ended December 31, 2012 to $43,000 for the year ended December 31, 2013. This increase is primarily due to depreciation expense related to the additions of research and development equipment and computer hardware. Our property and equipment is amortized over a five year useful life on a straight-line basis.

Management’s discussion and analysis of financial condition and results of operations

Amortization of intangibles

	Year ended December 31,
	2012	2013
	(CAD, in thousands)
Amortization of intangibles	$3	$4

Amortization of intangibles increased from $3,000 for the year ended December 31, 2012 to $4,000 for the year ended December 31, 2013, primarily due to the addition of new trademarks to our intellectual property portfolio and computer software purchases. Our trademarks and computer software are amortized over ten and five year useful lives, respectively, on a straight-line basis.

Investment tax credits and government assistance

	Year ended December 31,
	2012	2013
	(CAD, in thousands)
Investment tax credits and government assistance	$(1,359)	$(1,827)

Investment tax credits and government assistance increased from $1.4 million for the year ended December 31, 2012 to $1.8 million for the year ended December 31, 2013. This increase was primarily due to an increase in eligible, refundable investment tax credits on qualified research and development expenses of $0.4 million to be reimbursed by the federal and provincial government tax authorities of Canada and Québec, respectively. Our tax credits are based on eligible expenditures and are not considered part of our income tax position.

Financial (income) expenses

	Year ended December 31,
	2012	2013
	(CAD, in thousands)
Financial (income) expenses	$3,723	$(10)

Financial (income) expenses decreased from an expense of $3.7 million for the year ended December 31, 2012 to income of $10,000 for the year ended December 31, 2013.

In July 2011, we issued US$5.0 million of convertible debentures to be disbursed in five tranches of US$1.0 million, with a maturity date of July 6, 2016. The convertible debentures were convertible, at any time, into common shares at the option of the holder at a conversion price of US$0.833 per share. As of December 31, 2011, we had drawn $3.0 million. In February 2012, we drew down on the remaining $2.0 million of convertible debentures. Also in February 2012, we entered into agreements with the debenture holders to immediately convert the full amount of the debentures into an aggregate of 6,919,567 common shares, which included additional shares issued to these debenture holders. As a result of this transaction, we incurred a non-recurring charge of $3.6 million.

Accreted interest on our government assistance loan and our interest revenues earned on our outstanding cash balances remained fairly stable from 2012 to 2013.

Management’s discussion and analysis of financial condition and results of operations

Share-based payments

	Year ended December 31,
	2012	2013
	(CAD, in thousands)
Share-based payments	$340	$479

Share-based payments expense increased from $0.3 million for the year ended December 31, 2012 to $0.5 million for the year ended December 31, 2013, primarily as a result of the increased value of our common shares underlying stock options granted in 2013 and revaluation of a warrant previously issued to a member of our board of directors.

During the years ended December 31, 2012 and 2013, we granted options to purchase 256,500 and 157,000 common shares, respectively, at weighted-average exercise prices of $5.00 and $7.40, respectively. Share-based payments expense related to stock options increased from $0.1 million for the year ended December 31, 2012 to $0.4 million for the year ended December 31, 2013. As of December 31, 2012, there were options to purchase 746,050 common shares outstanding, of which 162,121 were exercisable. As of December 31, 2013, there were options to purchase 832,050 common shares outstanding, of which 277,361 were exercisable.

During the years ended December 31, 2012 and 2013, we granted 40,000 and 1,667 DSUs, respectively, at a price per unit of $5.00 and $7.50, respectively. Share-based payments expense related to DSUs decreased from $0.2 million for the year ended December 31, 2012 to $0.1 million for the year ended December 31, 2013. As of December 31, 2012 and 2013, there were 40,000 and 41,667 DSUs granted and outstanding, respectively.

In 2012, we issued a warrant to purchase 30,460 common shares to a member of our board of directors at an exercise price of $5.00 per share in exchange for increasing his personal guarantee of our credit facility.

Foreign exchange gain

	Year ended December 31,
	2012	2013
	(CAD, in thousands)
Foreign exchange gain	$(111)	$(99)

Foreign exchange gain remained relatively stable at $0.1 million for the years ended December 31, 2012 and 2013.

Share of losses from FB Health, S.p.A., an associate

	Year ended December 31,
	2012	2013
	(CAD, in thousands)
Share of losses from FB Health, S.p.A., an associate	$83	$73

Share of losses from our equity investment in FBH decreased from $83,000 for the year ended December 31, 2012 to $73,000 for the year ended December 31, 2013. During the year ended December 31, 2012, our share of the losses incurred by FBH brought our equity investment balance to $7,675. In February 2013, we increased our equity investment in FBH by $65,558, bringing our equity

Management’s discussion and analysis of financial condition and results of operations investment balance up to $73,233. However, as of December 31, 2013, our share of losses incurred by FBH exceeded our interest in FBH, thereby reducing our investment to zero. As a result, we thereafter discontinued recognizing our share of losses.

Net earnings from discontinued operations

	Year ended December 31,
	2012	2013
	(CAD, in thousands)
Net earnings from discontinued operations	$3,111	—

In November 2012, we completed the sale of all of the assets relating to our cosmetic teeth-whitening business to Valeant for gross cash proceeds of US$4.0 million. As a result of this sale, we classified the results of the disposed assets, up to the date of the disposal, as a discontinued operation, and the proceeds to us from the sale, net of transaction costs and pre-sale losses from operations as net earnings from discontinued operations. For ten years following the closing date, we are entitled to receive annual royalties equal to 10% of net sales of the acquired business, subject to an annual maximum of US$1.0 million.

LIQUIDITY AND CAPITAL RESOURCES

Since our inception, we have generated significant losses and expect to continue to generate losses for the foreseeable near future. As of September 30, 2014, we had $33.2 million in cash and short-term investments. We also have a bank line of credit with a Canadian chartered bank in the authorized amount of $2.0 million, on which we have not drawn down to date. Historically, our sources of cash have primarily included private placements of equity securities, issuance of convertible debentures, up-front fees from licensing and strategic collaborations, proceeds on the sale and royalties derived from our cosmetic teeth-whitening business, as well as receipt of refundable investment tax credits and government assistance loans. We have utilized, and may continue to utilize, private placements of securities to finance our operations. For the years ended December 31, 2012 and 2013 and the nine months ended September 30, 2014, we issued common shares for aggregate proceeds of $7.3 million, $5.2 million and $18.0 million, respectively.

In November 2012, we completed the sale of all the assets relating to our teeth whitening business to Valeant for cash proceeds of US$4.0 million.

In November 2013, we entered into a distribution and supply agreement with Sandoz Canada pursuant to which we granted Sandoz Canada the exclusive right to commercialize LumiCleanse and LumiBel in Canada. In connection with the execution of the agreement, Sandoz Canada paid us $0.1 million in November 2013 and $0.4 million in January 2014. Further, upon our achievement of certain milestones, Sandoz Canada paid us an additional $0.9 million. The milestone payments are potentially refundable to Sandoz Canada if (1) none of our patents relating to our acne or skin rejuvenation products are issued, (2) if issued, any such patents are thereafter invalidated in Canada before 2018 or (3) the agreement is terminated by Sandoz under certain circumstances specified in the agreement before 2018.

In July 2014, we entered into a license and joint venture agreement with LEO pursuant to which we granted LEO the exclusive global right, excluding Canada, to commercialize our current and future BioPhotonic topical formulations and lamps for dermatological conditions, excluding orphan indications

Management’s discussion and analysis of financial condition and results of operations

(rare diseases as defined by the FDA and EMA), and aesthetic rejuvenation procedures. Under the agreement, we received a US$15.0 million up-front payment from LEO. In connection with entering into the agreement, LEO made a US$10.0 million equity investment in our common shares.

The following table shows a summary of our cash flows for the nine months ended September 30, 2013 and 2014:

	Nine months ended September 30,
	2013	2014
	(CAD, in thousands)
Cash, beginning of period	$5,297	$3,835
Net cash (used in) provided by operating activities	(6,251)	10,766
Net cash used in investing activities	(75)	(22,089)
Net cash provided by financing activities	5,170	18,003
Effect of foreign exchange rate changes on cash	(37)	316

Cash, end of period	$4,104	$10,831

Operating activities

The net cash provided by operating activities results primarily from up-front licensing fees paid to us by Sandoz Canada, offset by research and development and general and administrative expenses. Net cash provided by operating activities increased significantly for the nine months ended September 30, 2014 compared to the nine month period ended September 30, 2013, mainly as a result of the up-front licensing fees received.

Cash used in operating activities during the nine months ended September 30, 2013 of $6.3 million reflected our net loss of $5.9 million, which was adjusted for non-cash charges of $0.4 million and a negative change in operating assets and liabilities of $0.8 million. Non-cash adjustments primarily included share-based payments of $0.4 million and equity participation in losses of FBH of $0.1 million. The amount of operating assets and liabilities is a net outflow of $0.8 million, as the increase in our current assets exceeded the increase in current and other liabilities, mainly due to an increase in tax credits and other government assistance receivable of $1.0 million.

Cash provided by operating activities during the nine months ended September 30, 2014 of $10.8 million reflected our net loss of $6.2 million, which was adjusted for non-cash charges of $0.3 million and a positive change in operating assets and liabilities of $17.2 million. Non-cash adjustments primarily included share-based payments of $1.3 million, offset by $1.1 million related to unrealized gains on foreign exchange and a $0.4 million gain on disposal of our equity investment in FBH. The amount of operating assets and liabilities is a net inflow of $17.2 million, as the increase in our current and other liabilities exceeded the increase in current assets, mainly as a result of an increase of $16.4 million in deferred revenues resulting from up-front licensing fees obtained as a result of collaborations.

Investing activities

The net cash used in investing activities consists primarily of short-term investments, capital expenditures and our equity investment in FBH. Net cash used in investing activities increased from $75,000 in the nine months ended September 30, 2013 to $22.1 million in the nine months ended September 30, 2014, primarily as a result of an increase in short-term investments and purchases of property, equipment and intangible assets in 2014, offset by proceeds on the sale of our investment in FBH.

Management’s discussion and analysis of financial condition and results of operations

Cash used in investing activities during the nine months ended September 30, 2013 of $75,000 included additions to property and equipment of approximately $9,000, as well as an increase in an investment in FBH of approximately $66,000.

Cash used in investing activities during the nine months ended September 30, 2014 of $22.1 million included short-term investments of $22.4 million, additions to property and equipment of approximately $93,000 and additions to our intangible assets of approximately $41,000, offset by proceeds on the sale of our investment in FBH of $0.4 million.

Financing activities

The net cash provided by financing activities consists of proceeds from the issuance of common shares, net of issuance costs. Net cash provided by financing activities increased from $5.2 million for the nine months ended September 30, 2013 to $18.0 million for the nine months ended September 30, 2014 due to issuances of common shares during the 2014 period.

The following table shows a summary of our cash flows for the years ended December 31, 2012 and 2013:

	Years ended December 31,
	2012	2013
	(CAD, in thousands)
Cash (bank overdraft), beginning of period	$(15)	$5,297
Net cash used in operating activities	(6,675)	(6,568)
Net cash provided by (used in) investing activities	3,498	(98)
Net cash provided by financing activities	8,489	5,096
Effect of foreign exchange rate changes on cash	—	108

Cash, end of period	$5,297	$3,835

Operating activities

The net cash used in operating activities stems primarily from research and development and general and administrative expenses. Net cash used in operating activities was fairly consistent between the years ended December 31, 2012 and December 31, 2013.

Cash used in operating activities during the year ended December 31, 2012 of $6.7 million reflected our net loss of $7.6 million, which was adjusted for non-cash charges of $0.8 million and a negative change in operating assets and liabilities of $0.1 million. Non-cash adjustments primarily included share-based payments of $0.3 million, equity participation in losses of FBH of $0.1 million and $3.6 million in the fair value of additional consideration issued in connection with the conversion outstanding convertible debentures into common shares, offset by $3.4 million related to the gain on sale of the assets of our cosmetic teeth-whitening business to Valeant. The amount of operating assets and liabilities is a net inflow of $0.1 million, as the increase in current assets exceeded the increase in our current and other liabilities.

Cash used in operating activities during the year ended December 31, 2013 of $6.6 million reflected our net loss of $7.7 million, which was adjusted for non-cash charges of $0.5 million and a negative change in operating assets and liabilities of $0.6 million. Non-cash adjustments primarily included share-based payments of $0.5 million and equity participation in losses of FBH of $0.1 million, offset by $0.1 million

Management’s discussion and analysis of financial condition and results of operations related to unrealized gains on foreign exchange. The amount of operating assets and liabilities is a net inflow of $0.6 million, as the increase in current assets exceeded the increase in our current and other liabilities.

Investing activities

The net cash provided by (used in) investing activities consists primarily of capital expenditures, our investment in FBH, loans to a former shareholder and proceeds on the sale of our cosmetic teeth-whitening business. Net cash provided by investing activities decreased from $3.5 million in the year ended December 31, 2012 to $(0.1) million in the year ended December 31, 2013, primarily as a result of the sale of our cosmetic teeth-whitening business to Valeant in 2012.

Cash provided by investing activities during the year ended December 31, 2012 of $3.5 million primarily included $3.6 million of proceeds on the disposal of our cosmetic teeth-whitening business, offset by additions to property and equipment and investment in FBH of $0.1 million.

Cash used in investing activities during the year ended December 31, 2013 of $0.1 million included additions to property, equipment and intangibles, as well as an investment in FBH.

Financing activities

The net cash provided by financing activities consists primarily of proceeds from the issuance of common shares, net of issuance costs, proceeds from the issuance of convertible debentures and government assistance loans, offset by bank indebtedness and advances to shareholders. Net cash provided by financing activities decreased from $8.5 million in the year ended December 31, 2012 to $5.1 million in the year ended December 31, 2013, primarily as a result of lower proceeds from the issuance of common shares and convertible debentures.

Cash provided by financing activities during the year ended December 31, 2012 of $8.5 million primarily included $7.2 million of proceeds from the issuance of common shares, net of issuance costs, and $2.0 million of proceeds from the issuance of convertible debentures, offset by bank indebtedness of $0.7 million.

Cash provided by financing activities during the year ended December 31, 2013 of $5.1 million was a result of proceeds from the issuance of common shares, net of issuance costs.

Our primary use of cash is to fund our operating expenses, which consist principally of research and development and general and administrative expenses. As of September 30, 2014, we had an accumulated deficit of $30.1 million. We expect to incur additional losses in the future as we conduct research and development and pre-commercialization activities, potential commercialization and marketing activities and support the administrative and reporting requirements of being a public company.

We believe that our existing cash, short-term investments and future cash flows from operating activities will be sufficient to meet our current anticipated cash needs based on our current operations for at least the next 12 months. To the extent our cash and short-term investments, cash flows from operating activities, and net proceeds of this offering are insufficient to fund our future activities, we may need to raise additional funds through bank credit arrangements and/or debt or equity financings. We may also need to raise additional funds in the event we determine in the future to effect one or more acquisitions of businesses, technologies or products.

Management’s discussion and analysis of financial condition and results of operations

Although we believe that the foregoing items reflect our most likely uses of cash in the near-term, we cannot predict with certainty all of our particular short-term cash uses or the timing or amount of cash used. If cash generated from operations is insufficient to satisfy our working capital and capital expenditure requirements, we may be required to sell additional equity or enter into credit facility agreements. This capital may not be available on satisfactory terms, if at all. Furthermore, any additional equity financing may be dilutive to our shareholders, and debt financing, if available, may include restrictive covenants. If we are unable to raise additional capital when required or on acceptable terms, we may be required to significantly delay or scale back one or more of our product development programs or other aspects of our business plan. We also may be required to relinquish, license or otherwise dispose of rights to products or product candidates that we would otherwise seek to commercialize or develop ourselves on terms that are less favorable than might otherwise be available.

For a discussion of other factors that may impact our future liquidity and capital funding requirements, see “Risk Factors.”

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The following table summarizes our commitments to settle contractual obligations at December 31, 2013:

	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
	(CAD, in thousands)
Operating leases	$635	$1,315	$896	—	$2,846

The commitment amounts in the table above are associated with contracts that are enforceable and legally binding and that specify all significant terms, including fixed or minimum services to be used, fixed, minimum or variable price provisions, and the approximate timing of the actions under the contracts. The table does not include obligations under agreements that we can cancel without a significant penalty.

In addition to the above operating lease contracts, we have agreed and committed to pay other amounts for clinical trials and royalties on product sales. Details regarding these obligations are set forth in Note 24 of our consolidated financial statements.

OFF-BALANCE SHEET ARRANGEMENTS

We do not have any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. We do not engage in off-balance sheet financing arrangements. In addition, we do not engage in trading activities involving non-exchange traded contracts. We therefore believe that we are not materially exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in these relationships.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements that have been prepared in accordance with IFRS, as issued by the IASB.

Management’s discussion and analysis of financial condition and results of operations

The preparation of our consolidated financial statements requires us to make estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures. The results of our analysis provide the basis for making assumptions about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may vary from these estimates under different assumptions or conditions. We evaluate our estimates, judgments and assumptions on an on-going basis. Our most critical accounting policies are summarized below. See Notes 2 and 3 to our consolidated financial statements beginning on page F-1 of this prospectus for a description of our other significant accounting policies.

Revenue recognition

Revenue from strategic collaborators includes non-refundable up-front amounts received on the signing of applicable agreements, milestone payments, research and development payments, contract manufacturing fees and royalties based on specified percentages of net product sales.

We recognize collaborative research and development revenues as services are provided consistent with the performance requirements of the contract. Non-refundable up-front payments received on the signing of collaboration agreements are deferred and amortized into revenue on a straight-line basis over the performance obligation period unless we have no ongoing performance requirements, in which case such payments are recorded into revenue upon receipt. Our continuing involvement and remaining obligations are reviewed on a regular basis. Revenue relating to milestone payments is recognized when we attain applicable milestones and no other performance obligation is required. In situations where there are multiple elements, we unbundle these elements based on their fair value or defer and amortize our revenue over the term of the arrangement if we are not able to determine fair value.

Revenue from sale of goods is recognized when all of the following conditions are satisfied: we have transferred titled to the buyer; we relinquish the significant risks and rewards of ownership of the goods; we retain neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold; the amount of revenue can be measured reliably; it is probable that the economic benefits associated with the transaction will flow to us; and the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Royalty revenues are recognized as earned on an accrual basis in accordance with the terms of the contractual agreements.

Share-based payments

We measure and recognize share-based payments expense for all stock options granted to our employees, directors and consultants based on the estimated fair value of the award on the grant date. We use the Black-Scholes valuation model to estimate the fair value of stock option awards. The fair value is recognized as an expense, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award, on a graded vesting basis. The determination of the grant date fair value of options using an option pricing model is affected by our estimated common share fair value and requires management to make a number of assumptions, including the expected life of the option, the volatility of the underlying share, the risk-free interest rate and expected dividends.

Historically, for all periods prior to this offering, the fair values of our common shares underlying our stock option awards were estimated on each grant date by our board of directors. Given the absence of a public trading market of our common shares, our board of directors exercised reasonable judgment and

Management’s discussion and analysis of financial condition and results of operations considered a number of objective and subjective factors to determine the best estimate of the fair value of our common shares, including:

➢	arm’s length equity financing transactions;

➢	our stage of development;

➢	our operational and financial performance;

➢	the nature of our products and our competitive position in the marketplace;

➢	the value of companies that we consider peers based on a number of factors, including similarity to us with respect to industry and business model;

➢	the likelihood of achieving a liquidity event, as defined in our stock option plan;

➢	current business conditions and projections;

➢	the history of our company and our introduction of new products; and

➢	the lack of marketability of our common shares.

In determining the fair value of our stock option awards, the risk-free interest rate for each award was based on the rate for Canada Treasury zero-coupon bonds with maturities similar to the expected term of the award being valued. The expected life was based on a review of the period that our stock option awards are expected to be outstanding. The expected dividend yield is zero as we have not declared dividends and our expectation is not to pay dividends in the foreseeable future. We do not have relevant historical data to develop our volatility assumptions and as a result, we use the volatility of several public peer companies to determine our expected volatility.

We also issue DSUs as compensation to directors and designated employees. Upon termination of service, DSU participants are entitled to receive a cash payment equal to the fair value of one of our common shares for each DSU credited to such participant’s account on the date of settlement. For DSUs, compensation cost is measured based on the fair value of our common shares, calculated in the same manner as described above, from the date of grant through to the settlement date. Any changes in the fair value of our common shares through the settlement date result in an adjustment to the compensation cost for those awards and are recognized immediately in the statements of loss and comprehensive loss in the period in which they occur.

Following the completion of this initial public offering, our board of directors will determine the fair value of each underlying common share based on the closing price of our common shares as reported on the date of grant or measurement date, as applicable.

Investment tax credits and government assistance

Government assistance is recorded as a reduction of the related expense or the cost of the asset acquired. Government assistance is recorded when reasonable assurance exists that we have complied with the terms and conditions of the approved assistance program.

Investments tax credits are accounted for under the cost reduction method, whereby the investment tax credits are applied against the carrying value of the related expense or asset. Investment tax credits are recorded when the qualifying expenditures have been incurred and when there is reasonable assurance that the tax credits will be realized. Investment tax credits are subject to audit by applicable tax authorities.

Management’s discussion and analysis of financial condition and results of operations

Compound instruments

The component parts of compound instruments issued by us are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangement. At the date of issue, the fair value of the liability component is estimated using the prevailing market interest rate for a similar non-convertible instrument. This amount is recorded as a liability on an amortized cost basis using the effective interest method until extinguished upon conversion or at the instrument’s maturity date. The equity component is determined by deducting the amount of the liability component from the fair value of the compound instrument as a whole. This is recognized and included in equity, net of income tax effects, and is not subsequently remeasured.

JOBS ACT TRANSITION PERIOD

In April 2012, the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, was enacted. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies.

We are in the process of evaluating the benefits of relying on other exemptions and reduced reporting requirements under the JOBS Act. Subject to certain conditions, as an emerging growth company, we may rely on certain of these exemptions, including without limitation, providing an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act and complying with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, known as the auditor discussion and analysis. We would cease to be an emerging growth company upon the earliest of: (1) the last day of the fiscal year in which we have more than US$1 billion in annual revenue; (2) the date we qualify as a “large accelerated filer,” with at least US$700 million of equity securities held by non-affiliates; (3) the issuance, in any three-year period, by our company of more than US$1 billion in non-convertible debt securities held by non-affiliates; or (4) the last day of the fiscal year ending after the fifth anniversary of our initial public offering.

QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in interest rates and foreign exchange rates as well as, to a lesser extent, inflation.

Interest rate risk

We are exposed to market risks in the ordinary course of our business. Our cash and short-term investments include cash in readily available checking accounts and guaranteed investment certificates. These securities are not dependent on interest rate fluctuations that may cause the principal amount of these assets to fluctuate. Additionally, our government assistance loan is non-interest bearing and thus not subject to changes in market interest rates.

Management’s discussion and analysis of financial condition and results of operations

Foreign currency exchange risk

The majority of our cash flows, financial assets and liabilities are denominated in Canadian dollars, which is our functional and reporting currency. We are exposed to financial risk related to the fluctuation of foreign exchange rates and the degree of volatility of those rates. Currency risk is limited to the proportion of our business transactions denominated in currencies other than the Canadian dollar, primarily for capital expenditures, debt and various operating expenses such as salaries and professional fees. We also purchase property, plant and equipment in Canadian dollars. We do not currently use derivative financial instruments to reduce our foreign exchange exposure and management does not believe our current exposure to currency risk to be significant. Going forward we anticipate that our sales and expenses will be denominated in the local currency of the country in which they occur. As a result, while our revenue and operating expenses are mostly economically hedged on a transactional basis, the translation of our operating results into Canadian dollars may be adversely affected by a strengthening Canadian currency once non-Canadian sales occur. We may decide to manage our exposure to this risk by hedging our foreign currency exposure, principally through derivative contracts.

A hypothetical strengthening of 10% of the U.S. dollar against the Canadian dollar would have an impact of $129,229 in 2013 ($96,872 in 2012) on our loss from continuing operations for the year, and a hypothetical strengthening of 10% of the Euro against the Canadian dollar would have an impact of $31,318 in 2013 ($64,874 in 2012). A hypothetical weakening of 10% of either the U.S. dollar or the Euro against the Canadian dollar would have a comparable impact on our loss from continuing operations.

Inflation risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

RECENT ACCOUNTING PRONOUNCEMENTS

As required under IFRS, effective January 1, 2013 and 2014, we adopted various new and revised accounting standards. The application and subsequent impact of these new and revised accounting standards are summarized in Note 2 of our consolidated financial statements.

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Unless otherwise specified, all references to “$” in this “Business” section refer to U.S. dollars.

OVERVIEW

We are a specialty pharmaceutical company focused on developing and commercializing products based on our proprietary BioPhotonic technology platform to address skin and soft tissue disorders. Initially, we intend to focus on indications in the areas of dermatology, wound care and oral health. LumiCleanse and LumiBel, our dermatology treatment systems for acne vulgaris and cosmetic skin care, respectively, are being commercialized with leading global collaborators in Canada and Europe. The gel component of LumiHeal, our wound healing treatment system, has received European marketing authorization, and we intend to commercialize this product on our own. We anticipate commercial launch of LumiCleanse, LumiBel and LumiHeal in Europe in 2015. We are also developing our oral health franchise, including PERIO-1 for the treatment of periodontitis, and we intend to file for CE mark approval for PERIO-1 in early 2015. Through our collaborators’ efforts and our own, we plan to commercialize these and future treatment systems worldwide.

Our BioPhotonic technology platform is a proprietary and novel treatment solution that harnesses the power of light and photo-activated oxygen-rich gel formulations to treat skin and soft tissue disorders. The combination of the emitted wavelengths from the multi-light-emitting diode, or LED, lamps and the light absorbing molecules, or chromophores, contained in our gels are specific to each indication. By varying the interactions between light and gel, we can induce different physiological processes that promote healing specific to the underlying pathology. These physiological processes promote healing with bactericidal properties specific to the underlying pathology and include increased collagen production, altered cellular response and the production of photons and oxygen.

Our topical therapy is non-invasive, non-abrasive, kills bacteria, stimulates healing within a short exposure period and does not require incubation or metabolization of the chromophores. Individual treatment times last less than 10 minutes, with a significant majority of patients reporting treatments to be painless, which we believe may result in improved patient compliance with treatment regimens. Further, treatments are generally well tolerated and do not induce photosensitivity. European regulatory bodies and Health Canada have designated our BioPhotonic treatment systems approved or cleared to date as Class II medical devices for the treatment of acne and for wound healing, enabling us and our collaborators to commercialize treatment systems more quickly in these jurisdictions. In the United States, the Food and Drug Administration, or FDA, has indicated that our LumiHeal treatment system will be regulated as a combination product.

We are commercializing our dermatology franchise, including LumiCleanse and LumiBel, with leading global collaborators. In July 2014, we entered into a license and joint venture agreement with LEO Pharma A/S, or LEO, pursuant to which we granted LEO the exclusive global right, excluding Canada, to commercialize our current and future BioPhotonic topical formulations and lamps for dermatological conditions, excluding orphan indications (rare diseases as defined by the FDA and European Medicines Agency, or EMA), and aesthetic rejuvenation procedures. We anticipate that LEO will begin commercial sales of LumiCleanse and LumiBel in select European countries in 2015, under a new LEO brand and CE mark. We expect that LEO will begin pursuing regulatory approval or clearance in late 2014 to market LumiCleanse in the United States. We anticipate that LEO will begin commercializing both LumiCleanse and LumiBel in the United States if and when LumiCleanse has been cleared or approved. In November 2013, we entered into a distribution and supply agreement with Sandoz Canada Inc., or Sandoz Canada, pursuant to which we granted Sandoz

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Canada the exclusive right to commercialize LumiCleanse and LumiBel in Canada. Sandoz Canada began limited commercialization of LumiCleanse and LumiBel in Canada as their flagship branded products in the first half of 2014, and we expect their commercialization efforts to increase significantly in 2015.

In September 2014, we received CE mark approval for the gel component of our LumiHeal treatment system for acute and chronic wounds, including diabetic ulcers, or DUs, venous leg ulcers, or VLUs, pressure ulcers, or PUs, and surgical and traumatic wounds, and we anticipate receiving CE mark approval for the lamp component of LumiHeal in early 2015. We are also establishing sales and marketing infrastructure to support our anticipated commercial launch of LumiHeal in Europe in 2015, and we plan to continue pursuing regulatory approval or clearance to market LumiHeal in the United States. Further, we believe that LumiHeal may be an effective treatment for post-surgical scarring and burns, and we intend to conduct clinical trials of our LumiHeal treatment system for these indications.

We have obtained favorable outcomes in preliminary clinical evaluations of our periodontitis treatment system, PERIO-1, and we intend to file for CE mark approval early in 2015. We are engaged in discussions with potential strategic collaborators to commercialize and further develop PERIO-1. In addition, we intend to conduct clinical trials with strategic collaborators to assess the effectiveness of PERIO-1 for the treatment of gingivitis, the precursor condition to periodontitis.

The markets that we serve and intend to serve are large and growing. According to VisionGain Ltd., or VisionGain, the medical dermatology market is expected to approach $25.5 billion in global revenues in 2015. Acne treatments accounted for approximately $3.7 billion of global pharmaceutical sales in 2012 and inflammatory skin diseases, such as psoriasis and eczema, collectively accounted for over $9.5 billion in global pharmaceutical sales in 2012, according to VisionGain. In 2013, consumers spent more than $12 billion on over 11 million physician-administered surgical and non-surgical aesthetic procedures in the United States alone, according to annual statistics of the American Society for Aesthetic Plastic Surgery, or ASAPS.

In the United States, the annual cost to the health care system of chronic wound treatment and related complications was estimated to exceed $25 billion in 2010, according to research published in Wound Repair and Regeneration. In 2012, chronic wounds in the form of DUs, VLUs and PUs affected 20 million people worldwide, according to research published in Advances in Skin & Wound Care. The World Health Organization, or WHO, estimates that 10% to 15% of adults worldwide suffer from advanced periodontal disease. According to the Centers for Disease Control and Prevention, or CDC, half of Americans age 30 or older have periodontal disease, with the prevalence increasing to 70% for adults age 65 and older. In Europe and the United States, almost $100 billion and $64 billion, respectively, is spent annually on oral health care, according to industry data. It is estimated that the annual cost of periodontal therapy in the United States alone exceeded $14 billion in 2002, according to research published in Advances in Experimental Medicine and Biology.

Our current senior management team has over 80 years of combined experience across the cosmetic, medical device and pharmaceutical industries, including introduction and successful expansion of several product lines. Working together, members of our management team have consummated our relationships with LEO and Sandoz Canada, and grew and sold our cosmetic teeth-whitening business to Valeant Pharmaceuticals International, Inc. As of September 30, 2014, we had cash, cash equivalents and short-term investments of C$33.2 million. As of November 30, 2014, our patent portfolio included four U.S. patents, 12 non-U.S. patents and a total of over 150 pending U.S. and non-U.S. patent applications, including four allowed U.S. patent applications.

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STRATEGY

Our goal is to be a leading global specialty pharmaceutical company focused on the development and commercialization of our proprietary BioPhotonic technology platform for the treatment of skin and soft tissue disorders. Our strategy to achieve this goal includes:

Accelerate commercialization of our dermatology franchise through strategic collaborations

We are commercializing our dermatology franchise with leading global collaborators. Sandoz Canada began limited commercialization of LumiCleanse and LumiBel in Canada as their flagship branded products in the first half of 2014, and we expect their commercialization efforts to increase significantly in 2015. As an affiliate of Novartis, Sandoz Canada is well established in the global pharmaceutical market and has demonstrated a commitment to the dermatology sector since its acquisition of Fougera Pharmaceuticals in 2012. We also received CE mark approval for LumiCleanse in November 2013 and, through our collaboration with LEO, we anticipate the commercial introduction of LumiCleanse and LumiBel in select European countries in 2015 under a new LEO brand. LEO is a global dermatology leader, which we believe makes them an ideal collaborator as we enter the European market. We are supporting LEO’s efforts to launch LumiCleanse and LumiBel in the United States and other geographies, including Asia, subject to the receipt of required regulatory approvals and clearances.

Focus on direct commercialization of our wound care system and expand our geographic market

We received CE mark approval for the gel component of LumiHeal in September 2014 and anticipate receiving CE mark approval for the lamp component of LumiHeal in early 2015. We are establishing sales and marketing infrastructure to support our anticipated commercial launch of LumiHeal in Europe in 2015. We intend to focus our direct sales efforts on commercializing LumiHeal in Europe, which represents approximately 40% of the global advanced wound care market according to GlobalData, for the treatment of DUs, VLUs, PUs and surgical and traumatic wounds specifically in hospital and outpatient settings. Thereafter, we intend to selectively expand our sales and marketing efforts to other geographies, including in the United States and Canada, subject to receipt of required regulatory approvals. In certain markets, such as Asia, we may elect to commercialize our wound care systems with strategic collaborators. Further, we believe that LumiHeal may be an effective treatment for post-surgical scarring and burns, and we intend to conduct post-market clinical studies of our LumiHeal treatment system for these medications.

Advance and commercialize our oral health franchise with leading strategic collaborators

We have obtained favorable outcomes in preliminary clinical evaluations of our periodontitis treatment system, PERIO-1, and we intend to file for CE mark approval early in 2015. We are engaged in discussions with potential strategic collaborators to commercialize and further develop PERIO-1. Further, we intend to conduct clinical trials with strategic collaborators to assess the effectiveness of PERIO-1 for the treatment of gingivitis, the precursor condition to periodontitis. We intend to aggressively leverage our prior experience in the oral health market, including the growth and sale of our cosmetic teeth-whitening business to Valeant, to expeditiously advance our oral health franchise.

Further develop our BioPhotonic technology platform to address additional indications

Our experienced team is deploying its deep understanding of BioPhotonics in order to rapidly establish proof-of-concept for novel indications within and beyond our dermatology, wound care and oral health franchises. Our internal research and development group is leveraging relationships with leading academic institutions and other collaborators to address additional indications. As of November 30, 2014, our intellectual property portfolio includes 22 families of issued and pending patent applications relating to our products or product candidates and their methods of use, as well as to our BioPhotonic technology platform. We expect that our U.S. patents and U.S. patent applications, if issued, would expire between 2026 and the mid-2030s.

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PROPRIETARY BIOPHOTONIC PLATFORM

Our BioPhotonic technology platform consists of two parts—a blue multi-LED lamp and a topical photoconverter gel. The photoconverter gel is applied to the treatment area and is illuminated by a multi-LED lamp at a distance of five centimeters for a predetermined period of less than 10 minutes. Within each indication-specific system, the gel and its chromophores are illuminated by specific wavelengths emitted by the lamp, resulting in the re-emission of a broad spectrum of light that penetrates at various depths into the underlying tissues. This process induces physiological processes that are pathology-specific, including increased collagen production, altered cellular response and the production of oxygen. The combined effect of the inherent properties of the multi-LED light and the production of oxygen that results from treatment with our BioPhotonic technology platform has been shown experimentally to be highly proficient at killing bacteria, including Clostridium difficile, methicillin-resistant Staphylococcus aureus and Propionibacterium acnes.

In a treatment procedure using our BioPhotonic technology platform, a layer of gel approximately two millimeters thick is applied to the skin surface in the treatment area and is illuminated using the blue multi-LED lamp. Due to a phenomenon known as Stoke’s shift, the photoconversion properties of the gel, once activated by the modulated blue multi-LED light, allow for a broad spectrum of wavelengths to reach the epidermis and dermis, each of which has distinct penetrating and healing properties. For example, photons within the visible spectrum of mid to long-range wavelengths penetrate deeper into the skin and stimulate collagen production and healing processes.

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The composition of the gels, the wavelengths of multi-LED light emitted in the treatment and the duration of exposure all vary by indication such that the nature of the cellular responses induced are uniquely tailored to the underlying pathology. For our dermatology and wound healing treatment systems, we employ a proprietary multi-LED light, whereas our oral care treatment system can be illuminated by a standard dental curing lamp modified with our proprietary tip for the treatment of deeper pockets. The chromophores in the gel instantly respond to the wavelengths of light emitted by the lamp and, by means of photo-bleaching, induce fluorescence through the production of photons. As a result of this photo-bleaching, the gel loses color and this color-loss provides confirmation to the user that the BioPhotonic reaction has been effectively completed. Following completion of treatment, the gel is removed.

We will continue to develop the gel formulations and lamp specifications used in our BioPhotonic technology platform for the treatment of new indications. Our BioPhotonic technology platform induces healing within a short exposure period without requiring incubation or metabolization of the chromophores in our gels. Accordingly, patient treatments are generally well tolerated and do not induce photosensitivity. Individual treatment times last less than 10 minutes, with a significant majority of patients reporting treatments to be painless, which we believe may result in improved patient compliance with treatment regimens. The number of treatments that a patient will undergo varies by indication and the severity of the individual patient’s pathology. In clinical trials and evaluations performed to date, no treatment-related or device-related serious adverse events were reported, which supports the favorable safety profile of our platform.

MARKET OPPORTUNITY

We are focused on developing and commercializing our proprietary BioPhotonic technology platform for the treatment of skin and soft tissue disorders, initially in the areas of dermatology, wound care and oral health.

Dermatology

Skin is the largest and fastest-growing organ in the human body and is affected by over 3,000 different conditions and diseases, many of which have profound effects on patients’ lives. These conditions and diseases fall within the broad categories of either medical dermatology, which focuses on the treatment of pathologies such as acne, psoriasis, eczema and rosacea, or aesthetics, which focuses on improving the patient’s appearance, most frequently reducing the signs of aging.

The medical dermatology market addresses many highly prevalent conditions that can have significant, multidimensional effects on patients’ quality of life, including their physical, functional and emotional well-being. For example, acne patients have equated their condition as comparable to other serious diseases, such as diabetes, epilepsy, asthma and arthritis, while psoriasis has been shown to affect a patient’s quality of life to an extent similar to cancer, arthritis, hypertension, heart disease, diabetes and depression. Dermatology patients generally are known to endure anxiety, embarrassment and other psychosocial effects.

According to VisionGain, the medical dermatology market is expected to approach $25.5 billion in global revenues in 2015. Acne treatments accounted for approximately $3.7 billion of global pharmaceutical sales in 2012 and, according to widely-cited data, it is estimated that acne affects nearly 85% of individuals at some point in their lives and 40 to 50 million Americans each year. Inflammatory skin diseases, such as psoriasis, an autoimmune disease that can be associated with a wide range of skin symptoms, and eczema, a skin condition that makes skin red and itchy, collectively accounted for over

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$9.5 billion in global pharmaceutical sales in 2012. According to the 2010 National Ambulatory Medical Care Survey, there are approximately 56 million annual office visits for medical dermatology conditions in the United States alone.

While the current standards of care for these dermatology conditions offer benefits and temporary relief to patients, they also possess many limitations. Topical therapeutics carry potential side effects including application site irritation, such as dryness, stinging, burning and photosensitivity, and care must be taken to avoid contact with the eyes. Further, in June 2014 the FDA issued a warning letter indicating that certain topical acne treatments containing benzoyl peroxide and/or salicylic acid can cause severe allergic reactions that are potentially life-threatening. Oral antibiotics’ main mechanisms of action are anti-inflammatory and antibacterial, and often carry gastrointestinal side effects. In addition, certain other oral acne therapies are highly regulated because of potentially serious side effects such as Crohn’s disease, ulcerative colitis, liver damage and birth defects. Further, oral hormonal therapies can cause mood disturbance, loss of muscle mass and sexual side effects. In the case of antibiotic therapies, high doses of tetracycline or doxycycline can cause gastrointestinal and nervous system side effects, as well as permanent tooth discoloration, and may result in microorganisms becoming antibiotic resistant. Injected biologic therapies are inconvenient and can carry potentially severe side effects on patients’ immune systems. Light-based and laser therapies may induce pain, redness and other side effects, including photosensitivity.

The global market for aesthetic dermatology is significant and growing, driven by a large population of consumers who are looking to delay signs of aging and improve general appearance. The International Society of Aesthetic Plastic Surgery, or ISAPS, conducted a survey of board certified equivalent plastic surgeons in the top markets for aesthetic procedures and reported that this group performed approximately 23.5 million procedures, comprised of approximately 11.6 million surgical procedures and approximately 11.9 million non-surgical procedures, in 2013. Based on 2011 data, the most recent year that offers comprehensive global total procedural data, approximately 29.5% were performed in Asia, 28.5% were performed in North America, 24.1% were performed in Europe, and 15.4% were performed in South America, according to ISAPS. In 2013, consumers spent more than $12 billion on over 11 million physician-administered surgical and non-surgical aesthetic procedures in the United States. A strong consumer preference for non-surgical options and the increasing availability of effective alternatives have prompted adoption of non-surgical aesthetic procedures by a broader patient population. These trends have made non-surgical procedures the primary driver of growth in the aesthetic medicine market, accounting for 83% of the total number of procedures performed by plastic surgeons in the United States in 2013, according to ASAPS. According to ASAPS, of the top five non-surgical procedures in the United States, skin related procedures, including botulinum toxin, hyaluronic acid, microdermabrasion and photorejuvenation, accounted for four of the top five procedures. Of the approximately $5.1 billion spent in the United States annually on non-surgical cosmetic procedures, injectable and skin rejuvenation procedures accounted for approximately $2.7 billion and $1.9 billion, respectively, according to ASAPS.

Wound Care

Chronic wounds are skin lesions that become arrested during the healing process leading to progressive ulceration of the skin and necrosis of the surrounding tissue, and are classified by the underlying condition that results in impaired healing ability. Common types of chronic wounds are DUs, caused by diabetic ischemia; VLUs, caused by venous valve incompetence; and PUs, also known as bed sores. In the United States, the annual cost to the healthcare system of chronic wound treatment and related complications was estimated to exceed $25 billion in 2010. Chronic and other hard to heal wounds affect approximately 20 million patients around the world annually, according to research published in

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Advances in Skin & Wound Care, which in 2013 resulted in over $6.2 billion in annual spending on advanced wound care treatment, according to research published by Espicom Business Intelligence.

Obesity and diabetes are major contributors to chronic wounds. According to the International Diabetes Federation, or IDF, the worldwide prevalence of diabetes was approximately 380 million in 2013 and is expected to grow to approximately 590 million by 2035, due in part to an aging population and the rising incidence of obesity. In the United States alone, the IDF estimated that approximately 24 million people, or approximately 11% of the adult population, had diabetes in 2013. Aging is also a common factor in these pathologies, and rates of chronic wounds globally are expected to increase as the number of individuals age 65 and over grows to 1 billion by 2030. Common treatments for ulcers include bandaging, oral antibiotics and lavage, whereby the affected area is cleaned using a medicated solution. More advanced treatments often begin with surgical or non-surgical debridement to remove non-viable tissue and include moist wound care dressings, skin substitute and scaffold therapies, negative pressure wound therapy, or NPWT, growth factor-based therapies, platelet-rich plasma therapies, or PRP, and collagen-based wound dressings. Despite the existence of these many different treatments for chronic wounds, many patients do not respond to traditional treatments. Only 9% of stage II ulcers in hospitalized individuals achieve complete healing before patient death, according to research published in the Journal of Pain and Symptom Management. Accordingly, more effective treatments are still needed. In particular, DFUs are often recalcitrant to treatment and result in lower extremity amputation in approximately 15% of cases, according to research published in Ostomy Wound Management, and as many as 58% of patients with diabetes who have undergone an initial amputation require a contralateral amputation within three to five years thereafter, according to research published in Clinical Diabetes. According to research published in Diabetes Care, incremental clinical care and related costs for treatment of a DFU in the United States ranged from $11,710 to $16,883 per patient in 2012.

Surgical wounds form as a result of various types of surgical procedures, which may be investigative or corrective, minor or major, open (traditional) or minimal access, elective or emergency, incisions (simple cuts) or excisions (removal of tissue). Approximately 230 million major surgical procedures are performed worldwide, of which 80 million are performed in the United States each year, according to 2006 estimates by the CDC. Traumatic wounds form as a result of cuts, lacerations or puncture wounds, which have caused damage to the skin and underlying tissue. Severe traumatic wounds may require surgical intervention to close the wound and stabilize the patient. In the United States alone, millions receive post-surgical wound care annually. Taken together, the aggregate worldwide cost of treating surgical and traumatic wounds exceeded $8.7 billion in 2013, accordingly to Kalorama Information. While surgical and traumatic wounds are generally expected to progress through the normal phases of wound healing (resulting in closure of the wound), dirt, bacteria and resulting infections, as well as comorbidities, may impair the healing process. This impairment may also lead to scar formation, which is a significant clinical problem that can result in disability, disfigurement and patient frustration.

Burns are life threatening and debilitating traumatic injuries causing considerable morbidity and mortality. A burn may result from thermal, electrical or chemical means that destroy the skin to varying depths. According to Critical Care, burns are also among the most expensive traumatic injuries because of long and costly hospitalization, rehabilitation and wound and scar treatment. The worldwide burn treatment market grew at a compounded annual growth rate of 7.8% from 2003 to 2008, when it reached $2.1 billion, according to Kalorama Information.

Wound care often occurs in a variety of settings, including hospitals, long-term care facilities, independent wound clinics, physicians’ offices and patients’ homes. Treatment in each setting is associated with different standards of care, delivery methods and budgetary or reimbursement models,

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which also vary by jurisdiction. Further, third-party payors are increasingly seeking to reduce the costs associated with wound care, and treatment methods have been under increased scrutiny by Health Technology Assessments, or HTAs. Organizations such as the National Institute for Health and Care Excellence in the United Kingdom and the Ontario Health Technology Advisory Committee in Canada independently carry out HTAs and their conclusions have impacted reimbursement decisions related to wound care, especially in the home setting in their respective countries. A significant shift in reimbursement practice in the United States for wound care occurred in 2014, following changes instituted by Centers for Medicare & Medicaid Services, or CMS, which tiered skin substitute products into high and low-paying groups and introduced bundled payments for procedures performed in the hospital outpatient setting. After the shift, CMS now pays a single amount to cover both the cost of the graft and procedure for Medicare beneficiaries in hospital outpatient settings, as opposed to reimbursing for each separately under the old system. These changes have the potential to impact the use of current skin grafting methods as the use of many high-cost skin substitute products may now be unprofitable to hospitals, which may force providers to consider more cost-effective alternatives.

Oral Health

Periodontitis, a condition caused by plaque build-up on teeth, is characterized by the progressive, chronic infection and inflammation of the gums and surrounding tissue. In its mildest form, the disease is termed gingivitis, which is accompanied by swollen, bleeding gums. When gingivitis is not controlled, the disease often progresses to periodontitis. This chronic infection and inflammation causes destruction of teeth’s supporting structures, primarily bone and periodontal ligament, and results in the formation of spaces between the gums and teeth, or periodontal pockets.

Periodontitis is the most common cause of adult tooth loss. The WHO estimates that 10% to 15% of adults worldwide suffer from advanced periodontal disease. According to the CDC, half of Americans age 30 or older have periodontal disease, which includes periodontitis, with the prevalence increasing to 70% for adults age 65 and older. In 2006, dentists in the United States conducted nearly 12 million scaling and root planing procedures to reverse the effects of periodontitis, according to research published in Periodontology 2000 in 2013. In Europe and the United States alone, almost $100 billion and $64 billion, respectively, is spent annually on oral health care, according to industry data. It is estimated that the annual cost of periodontal therapy in the United States alone exceeds $14.0 billion.

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PRODUCT CANDIDATE PIPELINE

Our products and disclosed product pipeline consist of the following:

Dermatology

We are commercializing our dermatology systems, LumiCleanse and LumiBel, in collaboration with our leading global collaborators.

In July 2014, we entered into a license and joint venture agreement with LEO, pursuant to which we granted LEO the exclusive global right, excluding Canada, to commercialize our current and future BioPhotonic topical formulations and lamps for dermatological conditions, excluding orphan indications (rare diseases as defined by the FDA and EMA), and aesthetic rejuvenation procedures. We anticipate that LEO will begin commercial sales of LumiCleanse and LumiBel in select European countries in 2015, under a new LEO brand and CE mark, and, in late 2014, begin pursuing regulatory approval or clearance to market LumiCleanse in the United States. We anticipate that LEO will begin commercializing both LumiCleanse and LumiBel in the United States if and when LumiCleanse has been cleared or approved.

In November 2013, we entered into a distribution and supply agreement with Sandoz Canada Inc., or Sandoz Canada, pursuant to which we granted Sandoz Canada the exclusive right to commercialize LumiCleanse and LumiBel in Canada. Sandoz Canada began limited commercialization of LumiCleanse and LumiBel in Canada as their flagship branded products in the first half of 2014, and we expect their commercialization efforts to increase significantly in 2015.

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LumiCleanse for the treatment of acne vulgaris

LumiCleanse is our treatment for all stages of acne vulgaris. We anticipate that LEO will begin commercial sales of LumiCleanse in select European countries in 2015 and that LEO will simultaneously pursue an approval or clearance and reimbursement strategy for LumiCleanse in the United States. LumiCleanse is currently marketed in Canada through our collaboration with Sandoz Canada.

Approximately 150 million patients globally and 40 to 50 million patients in the United States each year are affected by acne vulgaris, and acne treatments accounted for approximately $3.7 billion in global pharmaceutical sales in 2012, notwithstanding a highly-genericized market. Further, the leading treatment options have been available for over 30 years, and we believe that growth in this market recently has been significantly limited by a lack of innovation in new product development. LumiCleanse offers a rapid, non-invasive, non-abrasive and topical approach to acne treatment and it has received CE mark approval to treat all stages of acne, without subjecting patients to some of the harmful side effects often associated with traditional topical, light-based and systemic treatments.

Acne vulgaris

Acne vulgaris is a skin condition that affects nearly 85% of individuals at some point in their lives. Patients affected by acne are prone to clogging of the pores, long-term lesions and associated scarring on the face, neck, chest and back. These physical manifestations have been shown to have a serious social and emotional impact on patients, who often experience a lower quality of life as a result of acne’s effects. For example, acne patients have equated their condition as comparable to other serious diseases, such as diabetes, epilepsy, asthma and arthritis. Effective treatment can dramatically improve acne patients’ quality of life and self-esteem.

Acne and its associated symptoms result from an interaction of four primary pathogenic factors:

➢	excessive production of sebum by sebaceous glands;

➢	alterations in skin cells that, in concert with excess sebum production, contribute to clogging of the pores through which sebum is normally released to the skin surface, also called comedone formation;

➢	colonization of the area in and around the sebaceous gland by the Propionibacterium acnes bacteria, which are nourished by sebum; and

➢	inflammation often associated with colonization by bacteria and their breakdown of sebum into irritating breakdown products.

Limitations of traditional treatments for acne

Current acne treatment protocols suggest a stepwise process beginning with hygiene and topical treatments, followed by oral medication for more severe or persistent cases. While topical therapies have been shown to be effective in the treatment of milder acne, they are nevertheless associated with localized skin irritation and are generally ineffective for the treatment of moderate or severe cases. Systemic treatments, such as oral antimicrobials and isotretinoin, have demonstrated efficacy in certain more severe acne cases, but results are inconsistent and the associated side effects may be significant. Patients may also fail to comply with their treatment regimens, making traditional methods less effective. Light-based treatments and laser therapies may address the compliance problems associated with other traditional treatments, but likewise have inconsistent effectiveness, are often painful for the patient and are associated with photosensitivity and localized skin irritation.

Topical retinoids.    Topical retinoids target the alterations in skin cells that contribute to clogging of the pores, and are among the most commonly used prescription acne medications. Retinoids are provided to

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patients in a topical gel that must be applied daily to the area affected by acne. These treatments have been shown to reduce lesions associated with acne by 40 to 70%, representing only a limited degree of efficacy relative to systemic treatments, and often produce significant side effects for patients, including peeling of the skin, cutaneous erythema and edema.

Topical and oral antimicrobials.    Antimicrobials target bacterial colonization and inflammation. They are widely used topically and, in more severe diseases, orally. Topical antimicrobials, such as benzoyl peroxide, are often associated with side effects similar to those seen in topical retinoids. While antimicrobials have been shown to be effective, particularly when administered systemically, there is growing interest in limiting the use of antibiotics in acne because of concerns regarding bacterial resistance and the associated possibility that the efficacy of topical antibiotics in acne may be declining. Further, high doses of tetracycline or doxycycline can cause gastrointestinal and nervous system side effects, as well as permanent tooth discoloration. Despite these concerns, oral antibiotics remain widely used because they tend to be more effective than available topical therapies and safer or better tolerated than other systemic acne treatments.

Oral isotretinoin.    Oral isotretinoin significantly reduces sebum production. Even in very severe acne cases, efficacy is dramatic, with nearly all patients achieving partial or complete clearance after one course of therapy and a substantial proportion requiring no further acne treatment. Isotretinoin is an oral medication prescribed to patients suffering from the most severe forms of acne. Although isotretinoin has been shown to be effective in treating acne, it is highly regulated because of the serious side effects it produces in patients. Patients who are prescribed isotretinoin can experience dry mouth, upset stomach, depression and, in severe cases, ulcerative colitis and liver damage. Isotretinoin has also been associated with undesired defects during pregnancy, including hearing and vision problems and the physical malformation of the fetus.

Oral hormonal therapies.    Oral agents that reduce the activity of sex hormones called androgens are also highly effective. These treatments reduce sebum production, which is stimulated by androgens. They are most often used in the form of contraceptives. Hormonal therapies have well-known, systemic side effects, such as mood disturbance and reduced sexual desire. As such, they are not widely used in men or in women not seeking contraception. While oral hormonal therapies are predominantly used for purposes other than acne treatment, approximately 10% of oral contraceptives are primarily used for the treatment of acne, according to VisionGain.

Light-based treatments.    Light-based treatments generally rely on the potential bactericidal effects of specified wavelengths of light to prevent the multiplication of the Propionibacterium acnes bacterium, and certain treatments also seek to shrink the sebaceous glands in order to reduce sebum production. While these treatments may address the compliance problems associated with other traditional treatments, they have inconsistent effectiveness, especially in more severe cases, and are associated with photosensitivity and localized skin irritation. Further, treatments may be painful for the patient.

Our solution: LumiCleanse

We believe that LumiCleanse has the potential to improve outcomes for acne sufferers because it provides a non-invasive, first-line treatment without subjecting patients to some of the side effects associated with some traditional oral, light-based and systemic acne treatments. In addition, LumiCleanse does not require patients to maintain daily treatment regimens which, we believe, may improve overall compliance and efficacy of the treatment when compared to traditional acne therapies.

LumiCleanse deploys our BioPhotonic technology platform for the treatment of acne and includes elements to address key pathogenic factors associated with the condition. The multi-LED lamp is

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designed to reduce the hyperactivity of the sebaceous glands and thereby assists in the killing of the Propionibacterium acnes bacteria, which are nourished by sebum. The BioPhotonic effect of the illumination of chromophores by the multi-LED light experimentally demonstrated bactericidal properties, as opposed to the simply bacteriostatic activity shown by the multi-LED light alone. We believe that these effects, combined with the reported increased collagen production resulting from the BioPhotonic treatments, can play a key role in addressing the disease, its symptoms and associated scarring.

European clinical trials conducted as part of the CE mark registration have shown LumiCleanse to be well tolerated and effective at treating acne, with a favorable safety profile. Reported events, such as redness and hyperpigmentation, were mild to moderate and transient and no patients experienced any serious adverse events.

LumiCleanse clinical development

In 2013, we completed a European registration trial and a follow-up extension trial for LumiCleanse. Participating patients were 16 to 30 years old and had a medical history of moderate to severe acne for at least six months, based on the Investigator’s Global Assessment scale, or IGA scale. At the onset of the study, 40% of the 90 patients were categorized as having severe acne on the IGA scale. Following a one-week screening period, enrolled patients were treated twice weekly for six weeks, with observational follow-up visits over the ensuing six weeks. Patients were treated on only one half of the face, or hemiface, which was randomly selected.

The primary endpoint for the study was the achievement of a reduction of IGA score by at least 2 grades from baseline to week 12 of the registration trial. Secondary endpoints included (1) a measurement of the proportion of patients achieving at least 40% reduction in the number of inflammatory lesions at both weeks 6 and 12, compared to baseline; (2) a measurement of the proportion of patients achieving a reduction of at least one IGA grade at both weeks 6 and 12, compared to baseline; (3) a measurement of the proportion of patients achieving a reduction to grade 0 or 1 on the IGA scale at both weeks 6 and 12; (4) an evaluation of the study treatment based on the Cardiff Acne Disability Index questionnaire; (5) a quantitative evaluation of pain based on a visual analog score; and (6) safety evaluations.

In the registration trial, 51.7% of the treated hemifaces met the primary endpoint compared to 18.0% of untreated hemifaces, a statistically significant result (p < 0.0001). None of the patients experienced serious adverse events and any reported events, such as redness and hyperpigmentation, were mild and transient. Overall, the therapy was well tolerated by the patients and patient compliance was strong, with patients on average completing 11.4 of 12.0 planned treatments.

The secondary endpoints of the registration trial were also all met, with, for example, 81.6% of the treated group showing at least a 40.0% reduction in inflammatory lesions, as compared to only 46.0% of the untreated group (p < 0.0001).

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Photographic documentation of patient’s progress, as shown below, validated the IGA scale assessment.

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Investigators also anecdotally noted a favorable impact of the LumiCleanse treatment on lesion scarring.

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Patients who successfully completed the registration trial were given the option to enroll in an extension trial, which monitored the long-term impact of the treatment regimen on the initially-treated hemiface (without additional treatments) and also treated the other hemiface over a six-week treatment period, with a subsequent six-week follow-up period.

The primary objective of the extension study was to investigate the duration of response to the treatment in the hemiface treated during the registration study. For the purposes of the extension study, duration was defined as the amount of time from the patient’s best response (i.e. the time at which the patient was at the lowest IGA grade during the pendency of the registration trial) until the patient returned to baseline (i.e. IGA grade 3 or 4). At week 24, it was calculated that the rate of return to baseline was 15.5%, demonstrating a clear long-lasting effect of the treatment, and no patient reverted all the way back to true baseline on the initially-treated hemiface. Of the patients who met the primary endpoint of the registration trial, 92% maintained a two IGA grade or better improvement at week 24. Further, at

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week 12 of the extension study, 75% of hemifaces treated during this extension study showed a decrease of at least one IGA grade. When looking at the same primary endpoint as in the registration trial, 47% of patients in the extension study showed a decrease of at least two IGA grades on the hemiface treated in the extension, thereby replicating the results of the registration study.

Photographic documentation of patient’s progress, as shown below, validated the IGA scale assessment.

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LumiBel for cosmetic skin care

LumiBel offers a non-invasive, non-abrasive, topical approach to skin care without subjecting patients to some of the harmful side effects often associated with some traditional rejuvenation procedures. LumiBel is currently marketed in Canada through our collaboration with Sandoz Canada. We expect that LEO will begin commercializing LumiBel in select European countries in 2015 and that LEO will begin commercializing LumiBel in the United States if and when LumiCleanse has been cleared or approved for

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U.S. marketing. While we believe that LumiBel should be regulated as a cosmetic that does not require regulatory approval in the United States, the FDA could disagree and require LumiBel to be approved according to other regulatory pathways.

Cosmetic skin care

Skin aging most commonly results from damage caused by chronic exposure to ultraviolet light, a phenomenon known as photoaging or dermatoheliosis. Photoaging exacerbates physiological aging of the skin, leading to dermal and epidermal degeneration, collagen and matrix destruction, and the consequent development of wrinkles and loss of skin luminosity.

The global market for aesthetic dermatology is significant and growing, driven by a large population of consumers who are looking to delay signs of aging and improve general appearance. ISAPS conducted a survey of board certified equivalent plastic surgeons in the top global markets for aesthetic procedures and reported that this group performed approximately 23.5 million procedures, including approximately 11.6 million surgical procedures and approximately 11.9 million non-surgical procedures, in 2013. In 2013, consumers spent more than $12 billion on over 11 million physician-administered surgical and non-surgical aesthetic procedures in the United States. A strong consumer preference for non-surgical options and the increasing availability of effective alternatives have prompted adoption of non-surgical aesthetic procedures by a broader patient population. These trends have made non-surgical procedures the primary driver of growth in the aesthetic medicine market, accounting for 83% of the total number of procedures performed by plastic surgeons in the United States in 2013. Of the top five non-surgical procedures in the United States, skin related procedures, including botulinum toxin, hyaluronic acid, microdermabrasion and photorejuvenation, accounted for four of the top five procedures. Of the approximately $5.1 billion spent in the United States annually on non-surgical cosmetic procedures, injectable and skin rejuvenation procedures accounted for approximately $2.7 billion and $1.9 billion, respectively.

Limitations of traditional skin care treatments

Many medical treatments are available to treat wrinkles, rejuvenate the skin and provide patients with a more youthful appearance. The most popular treatments include invasive surgical procedures, minimally-invasive needle injections and a variety of other procedures, many of which are energy-based.

Surgical procedures.    Of the various aesthetic alternatives for reducing wrinkles and rejuvenating appearance, invasive surgical procedures, such as cosmetic eyelid surgery, tummy tucks and facelifts, can create the most pronounced and long-lasting changes in appearance. They are performed by plastic surgeons with the patient under anesthesia. Compared to alternative treatments, however, invasive surgical procedures are expensive, costing thousands of dollars, and can involve weeks of post-surgical recovery and time away from work. They carry risk of infection, adverse reactions to anesthesia and hematoma, or accumulation of blood under the skin that may require removal.

Injections.    Popular alternatives for temporarily improving appearance and reducing wrinkles include toxins, such as Botox, and soft tissue fillers, such as Restylane and Juvederm, that are injected under the skin. These injections are typically administered by dermatologists. In most instances, they involve little or no restricted recovery time for the patients. The effects of these procedures are temporary, however, and require repeat treatment, with Botox typically lasting from four to seven months and injectable fillers typically lasting up to one year.

Chemical peels and microdermabrasion.    Chemical peels use acidic solutions to peel away the epidermis, while microdermabrasion generally utilizes small sand crystals to resurface the skin. These techniques can

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lead to burning, irritation and scarring, and more severe complications such as changes in skin color. In addition, patients undergoing these treatments are often required to avoid sun exposure for up to several weeks following a procedure.

Light-based treatments.    Laser and light-based skin rejuvenation procedures typically involve the process of damaging the patient’s skin in a controlled manner in order to induce the skin’s natural healing process. The objective is to stimulate the growth of new skin, resulting in a more youthful appearance. Primary skin rejuvenation approaches include the bulk ablative and bulk non-ablative approaches. Bulk ablative rejuvenation is often limited to patients with light skin and is rarely used off the face. Bulk CO2 laser treatments are one example of this approach. Bulk CO2 laser procedures and other bulk ablative procedures can be effective in rejuvenating the skin, however they often expose patients to substantial pain, long healing times and substantial risk of complications including infection, scarring and in some cases hypopigmentation. A second approach to skin rejuvenation is a bulk non-ablative approach, which stimulates the skin’s natural healing process by mildly damaging collagen in the dermis without breaking or removing one or more layers of the skin. Intense pulsed light treatments are one example of this approach. This approach is less invasive and associated with shorter patient downtime. Nevertheless, intense pulsed light and other bulk non-ablative approaches commonly have limited effectiveness, inconsistent results and side effects, including temporary bruising, localized darkening and scarring of the skin.

Our solution: LumiBel

LumiBel offers a non-invasive, non-abrasive and non-thermal approach to skin care without subjecting patients to some of the harmful side effects often associated with some traditional rejuvenation procedures. No treatment-related or device-related serious adverse events were reported in our clinical trial and all reported events were mild and transient, including redness and mild swelling. A significant majority of patients report treatment with LumiBel to be painless.

LumiBel deploys our BioPhotonic technology platform for cosmetic skin care. With the goal of decreasing the appearance of wrinkles, maximizing skin luminosity and minimizing pore size (rather than decreasing bacterial load), LumiBel deploys our BioPhotonic technology platform in a manner that maximizes collagen production, which has been shown to improve skin texture and tone. The production of oxygen and photons also have demonstrated efficacy in activating collagen synthesis, and are therefore important aspects of LumiBel treatments notwithstanding the fact that their bactericidal properties are not of paramount importance in treating this indication. Finally, the ability of LumiBel to modulate the cellular responses associated with the early phases of healing augment its value for skin care treatments.

LumiBel clinical development

We conducted a randomized open-label hemifacial trial of LumiBel on 32 female participants to evaluate the effectiveness of our BioPhotonic technology platform in the field of cosmetic skin care. This study demonstrated LumiBel to be a non-invasive, non-abrasive and non-thermal alternative for cosmetic facial rejuvenation treatments.

Eligible patients were randomized into four groups, as follows:

➢	Group A received treatment with our proprietary chromophore photoconverter gel combined with a control, white-LED, light.

➢	Group B received treatment with a control gel combined with our proprietary, multi-LED, light.

➢	Group C received treatment with a retinol cream alone, the reference standard treatment.

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➢	Group D received treatment with the combination of our proprietary chromophore photoconverter gel and our multi-LED light.

Patients received treatment weekly on one hemiface, which was randomly selected, for one month and were evaluated for an additional three months during weekly clinical visits, and through weekly digital photo, weekly self-assessments, and tissue biopsies at the beginning of, and three months into, the study.

In Group D, multiple facial subunits showed aesthetic improvement and collagen density increases after the study treatment regimen. Of 32 enrolled patients, 30 completed the full trial. The number of patients reporting adverse events, consisting primarily of erythema and brow and eyelid edema, was small, and no clear differences were noted among the groups.

A blinded independent surgeons’ committee found that patients in Group D showed a statistically significant improvement as compared to the other groups in the appearance of crow’s feet as well as brow and mouth region wrinkles, and a patient satisfaction survey disclosed significant improvement in Groups B and D. Testing performed on the skin biopsy samples further demonstrated a 400% increase in collagen deposition from baseline in Group D, a substantial increase as compared to Groups A, B and C.

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Photographic documentation of patient’s progress, as shown below, validated the investigators’ assessment.

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Other dermatological indications

We believe that our BioPhotonic technology platform may have utility for the treatment of other inflammatory skin diseases, such as psoriasis, eczema and rosacea. Many dermatological conditions are characterized by similar underlying defects, and the nature of these pathologies suggests that they may benefit from a combination of increased collagen production, modulation of cellular response and the production of photons and bactericidal oxygen. Taken together, inflammatory skin diseases collectively accounted for over $9.5 billion in global pharmaceutical sales in 2012.

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Current treatments for inflammatory skin diseases include (1) topical therapeutics, which may cause site irritation such as dryness, stinging, burning and redness; (2) oral anti-inflammatory and antibacterial treatments, which often cause gastrointestinal side effects and may cause antibiotic resistance; (3) injected biologics, which are inconvenient and may adversely impact patients’ immune systems; and (4) laser therapies, which may induce pain, redness, purple discoloration or swelling.

Psoriasis

Psoriasis is a chronic, complex, immune-mediated disease that requires long-term treatment. It is commonly considered the most prevalent autoimmune disease in the world. Psoriasis is characterized by a red, scaly rash that covers different areas of the body to varying degrees. Approximately 80% of psoriasis patients have plaque psoriasis, according to the Cleveland Clinic. These patients typically have symmetrically distributed plaques of thickened, inflamed, red skin covered with silvery scales located on portions of the body, including the elbows, knees, scalp or back. The World Psoriasis Day Consortium, estimates that psoriasis affects 125 million people worldwide. Industry sources sized the global drug market for psoriasis at $6 billion in 2012. According to the National Psoriasis Foundation, the diagnosed prevalence of psoriasis in the United States is approximately 7.5 million people, or approximately 2.2% of the population, in 2012.

Eczema

Eczema, or atopic dermatitis, is a condition that makes skin red and itchy and is common in children but can occur at any age. Eczema is chronic and tends to flare periodically. Signs and symptoms vary widely from person to person and may include: itching, red to brownish-gray patches, small raised bumps and thickened, cracked, dry and scaly skin, as well as raw, sensitive, swollen skin as a result of excessive scratching. Most sufferers of eczema also have Staphylococcus aureus bacteria, also known as staph bacteria, on their skin. Staph bacteria multiply rapidly when the skin barrier is broken and fluid is present on the skin. This, in turn, may worsen symptoms, particularly in young children. ASDReports has estimated that the global market for eczema therapeutics was $2 billion in 2010, with an expected compounded annual growth rate of 8.2%. In the United States, over 31 million patients exhibit symptoms of eczema, with approximately 18 million having moderate to severe eczema, according to the National Eczema Association.

Rosacea

Rosacea is a common skin disorder that often begins as redness in the cheeks, nose, chin, or forehead. Many patients find that this redness can be triggered by environmental factors such as temperature changes. It can also be triggered by stress and is sometimes mistaken for blushing. Women may be more likely to experience rosacea; however, men are more likely to have more severe forms of the disease. Rosacea sufferers often find that this redness can flare, appearing and disappearing, but over time certain areas of the face may stay red. These areas sometimes have visible blood vessels or tiny pimples that may look similar to acne. As with acne, there are some microorganisms that seem to play a role in symptoms. Some people also find their skin to be more sensitive to irritation and can experience burning or itching sensations. Like acne, there is an emotional side to the disease as well. In a survey performed by the National Rosacea Society in 2009 that included over 500 people with rosacea, 42% reported feeling sad or depressed by the appearance of their skin. In this survey, rosacea was second only to weight gain as the top age-related concern. In 2011, approximately 14 million adults in the United States had rosacea, resulting in a U.S. market size of $500 million, according to industry research. In 2012, the global rosacea market was estimated to be $900 million, according to GMR Data.

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Wound Care

LumiHeal for the treatment of chronic, surgical and traumatic wounds

We are developing LumiHeal for the treatment of chronic and other hard-to-heal wounds, including DUs, VLUs and PUs, and surgical and traumatic wounds. We currently retain all rights to sell and market LumiHeal and, following receipt of CE mark approval with respect to the gel component of LumiHeal in September 2014, plan to begin direct sales of LumiHeal in Europe in 2015. We also plan to initiate clinical trials of LumiHeal in the United States in 2015.

Chronic, surgical and traumatic wounds

Chronic wounds are skin lesions that become arrested during the healing process leading to progressive ulceration of the skin and necrosis of the surrounding tissue. Most chronic wounds are associated with restricted circulation at the wound site, resulting in failure to recruit the necessary immune cells to stimulate wound healing and lack of oxygen to support tissue regrowth. The initial lesion that develops into a chronic wound can begin with any sort of irritation or tissue damage. As the wound site progressively degenerates, increased inflammation destabilizes the protein network underlying the skin, which in turn prevents new cells from migrating into the wound site to induce closure. Additionally, wound healing is inhibited by the growth of bacterial biofilms in the absence of an adequate immune response, leading to increased tissue degeneration and necrosis.

Chronic wounds are classified by the underlying condition that leads to the impaired healing ability. Common types of chronic wounds are DUs, caused by diabetic ischemia; VLUs, caused by venous valve incompetence; and PUs, also known as bed sores. In 2012, chronic wounds, in the form of DUs, VLUs and PUs affected 20 million people worldwide. Obesity and diabetes are major contributors to chronic wounds. According to the International Diabetes Foundation, or IDF, the worldwide prevalence of diabetes was approximately 380 million in 2013 and is expected to grow to approximately 590 million by 2035, due in part to an aging population and the rising incidence of obesity. In the United States alone, the IDF estimated that approximately 24 million people, or approximately 11% of the adult population, had diabetes in 2013. Aging is also a common factor in these pathologies, and rates of chronic wounds globally are expected to increase as the number of individuals age 65 and over grows to 1 billion by 2030.

Surgical wounds form as a result of various types of surgical procedures, which may be investigative or corrective, minor or major, open (traditional) or minimal access, elective or emergency, incisions (simple cuts) or excisions (removal of tissue). Traumatic wounds form as a result of cuts, lacerations or puncture wounds, which have caused damage to the skin and underlying tissue. Severe traumatic wounds may require surgical intervention to close the wound and stabilize the patient. While surgical and traumatic wounds are generally expected to progress through the normal phases of wound healing (resulting in closure of the wound), dirt, bacteria and/or comorbidities may impair the healing process. This impairment may also lead to scar formation, which is a significant clinical problem that can result in disability, disfigurement and patient frustration.

In the United States, the annual cost to the healthcare system of chronic wound treatment and related complications was estimated to exceed $25 billion in 2010.

The normal healing process for any wound includes four typical and well characterized stages:

➢	Inflammation. Once a blood clot forms, the blood vessels dilate to allow for important healing cells to reach the wound. The inflammation phase is dominated by the presence of neutrophils and macrophages at the wound site, which remove debris and dying tissue through an autolytic process.

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➢	Granulation. Thereafter, the wound is infiltrated by proliferating fibroblasts that create a provisional extracellular matrix, or ECM. Growth factors promote the proliferation of fibroblasts, their migration to the wound and ECM formation, allowing the wound to undergo neoangiogenesis, whereby new blood vessels are established in the site.

➢	Epithelialization. Following the granulation phase, epithelial cells migrate from the wound edge inward. Epithelialization cannot proceed until sufficient granulation of the wound has occurred because basal keratinocytes begin migrating before proliferating and require viable tissue across which to migrate. However, where sufficient granulation has occurred, keratinocyte proliferation at the wound edge allows the process to continue until the wound has been closed.

➢	Remodeling. After the wound has been closed, disorganized type III collagen fibers are replaced by ordered patterns of type I collagen along tension lines. Cellular activity during this phase decreases, along with the number of blood vessels in the wound, as the additional blood flow is no longer needed. This phase can take up to two years to complete, and even after this period, wounds may appear red and raised or be associated with an unwanted scar.

Diabetic ulcers

Diabetes is a metabolic disorder that impairs glucose regulation leading to chronically elevated blood sugar. Patients with diabetes are extremely susceptible to the development of chronic wounds and ulcers, particularly on the feet, due to several factors, including an impaired ability to fight infections, a deficient cellular response to injury and nerve damage, or neuropathy, which can reduce limb sensation and ultimately cause skin injuries to go unnoticed until they develop into ulcers. The wound healing process in dysglycemic patients is also significantly impaired compared to that which occurs in normal healthy tissue. Diabetes alters over 100 known physiologic factors resulting in deficient cellular signaling and an insufficient inflammatory response to infection, impairing wound healing at each of the four primary stages. Tissue biopsies from chronic diabetic wounds display numerous pathologies, and it is possible that any break of the skin of a diabetic patient can precipitate life-threatening complications requiring surgery and amputation.

Among the approximately 380 million individuals globally living with diabetes in 2013, DFUs were a significant clinical problem that occurred in approximately 15% of patients, according to the American Podiatric Medical Association. These ulcers often lead to hospitalization, pain and a low quality of life. DFUs are often recalcitrant to treatment and result in lower extremity amputation in approximately 15% of cases. Further, as many as 58% of patients with diabetes who have undergone an initial amputation require a contralateral amputation within three to five years thereafter. The incremental clinical care and related costs for treatment a DFU in the United States ranged from $11,710 to $16,883 per patient in 2012.

Venous leg ulcers

Chronic venous insufficiency or the inability of blood vessels in the leg to properly return blood to the heart, varicose veins and chronic venous hypertension can result in reduced blood flow and pooling of blood in the legs. This can lead to fluid leakage into surrounding tissue, swelling, increased pressure on the veins, and eventually the formation of VLUs. The risk of VLUs is increased by heart disease and other vascular diseases, blood clots, obesity, smoking, lack of physical activity or work that requires many hours of standing. While the exact etiology is uncertain, VLUs are thought to be caused by valve dysfunction resulting in venous hypertension. VLUs are more common in women, older individuals and the obese, and are often associated with previous leg injuries, deep venous thrombosis, or phlebitis. VLUs commonly recur and can persist for weeks or even years. The persistent nature of VLUs increases morbidity and mortality risk, and significantly reduces patients’ quality of life.

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VLUs affect more than 2.2 million people annually around the world, according to industry research. Current VLU treatments are generally expensive and have not produced effective patient outcomes, which, we believe, creates a large unmet medical need. The annual financial burden to treat patients with venous ulcers in the United States is estimated to be $2.5 to $3.5 billion per year, according to research published by the Association of the Advancement of Wound Care.

Pressure ulcers

PUs are degenerative chronic wounds caused by irritation and restriction of circulation at a wound site due to persistent pressure or abrasion. Commonly referred to as bed sores, PUs are associated with immobility in bed-ridden or paralyzed patients, but can also be present in patients with neuropathic disorders that prevent sensation at the wound site. Persistent pressure or abrasion damages the underlying venous tissue leading to the release of adhesion molecules from endothelial cells that recruit inflammatory cells. The elderly are at particular risk for the formation of PUs due to weakened immune systems and declining numbers of platelets and endothelial progenitor cells.

In certain European countries, almost one in five hospitalized patients has a PU, and in the United Kingdom, it is estimated that 4% of the National Health Service budget is spent annually on patients with PUs, according to a study published by the National Pressure Ulcer Advisory Panel and European Pressue Ulcer Advisory Panel. The elderly population in the developed world is increasing, which we believe will accelerate the need for more effective treatment of PUs. According to industry reports, U.S. expenditures for treating patients with PU have been estimated at $11 billion per year.

Limitations of traditional wound healing treatments

Common treatments for ulcers include bandaging, oral antibiotics and lavage, whereby the affected area is cleaned using a medicated solution. Nevertheless, only 9% of stage II ulcers in hospitalized individuals achieve complete healing before patient death. More advanced treatments often begin with surgical or non-surgical debridement to remove non-viable tissue and include moist wound care dressings, skin substitute and scaffold therapies, NPWT, growth factor-based therapies, PRP and collagen-based wound dressings. Despite the existence of these many different treatments for chronic wounds, many patients do not respond to traditional treatments and more effective treatments are still needed. Further, the U.S. reimbursement landscape for wound healing is in a state of flux. We believe that the new reimbursement levels for wound healing treatments may result in reimbursements that are below the wholesale cost for certain of these treatments.

Moist wound care dressings.    Moist wound care dressings, including hydrogels, hydrocolloids, alginate foams, transparent films, activated charcoal and composite dressings and antimicrobial dressings containing silver, honey or iodine, were developed as an alternative to traditional wet-to-dry bandages and gauze. While moist wound care dressings are the cornerstone of wound care treatment and are widely accepted to be superior to leaving wounds open, they have been in use since the 1960s and a substantial unmet market need remains.

Skin substitutes and scaffold therapies.    Skin substitute and graft therapies work by introducing skin-like material and scaffolds into the wound to facilitate healing. The leading products in this category are Dermagraft and Apligraf, both of which introduce living human cells into the wound that are then able to proliferate and grow along a biocompatible matrix. While some randomized controlled trials have demonstrated the efficacy of skin substitutes and scaffold therapies, data remains limited and these treatments are currently approved only for certain limited indications, require refrigeration and have a short shelf-life. Moreover, certain studies raise doubt about the cost-effectiveness of these treatment options.

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Negative pressure wound therapy (NPWT).    Using this technique, the wound dressing is vacuum sealed with a pump as a means of promoting healing. The negative pressure draws fluid out of the wound, including infectious material, and also increases blood flow to the area, both of which are important components for wound healing. A meta-analysis of trials of NPWT revealed that this treatment is associated with 26% faster healing relative to gauze wrapping. Although NPWT is widely-used in the United States and other developed countries, it is costly and requires patients to wear or carry a device at all times for the duration of the treatment, which may last weeks or months.

Growth factor-based therapies.    Growth factors are endogenous proteins that stimulate fibroblast proliferation and promote long-term healing by speeding up the process of granulation. Examples of growth factor-based therapies include Smith & Nephew’s Regranex, which is considered part of the standard of care for DFUs, as well as Adocia’s BioChaperone PDGF-BB and Derma Sciences’ DSC127, which are clinical-stage topical drugs in development. Growth factor-based therapies are supported by limited clinical data, are currently most often used for the treatment of DFUs and VLUs and are only available in limited jurisdictions, primarily the United States. Further, treatments require that the growth factor gel be applied and removed in 12-hour cycles, and studies have shown that high doses of Regranex may be carcinogenic.

Platelet-rich plasma therapies (PRP).    PRP therapies involve extracting and concentrating platelets from the patient’s plasma and injecting it back into the wound. The high concentration of platelets infuses high levels of important growth factors and cytokines in the wound site, which can promote wound healing. Autologel and SafeBlood are two PRP therapies that are used in the treatment of chronic wounds. However, limited clinical data is available to support the efficacy of PRP, and treatments are complex and time consuming since they require collection, centrifuging and altering of patients’ blood prior to application.

Collagen-based wound dressing.    Collagen is a fully biodegradable and bioactive material that stimulates the natural wound healing process. Collagen dressings are most commonly derived from bovine sources, although porcine or fish sources are sometimes used. Collagen provides strength and structure to a wound, acts as a scaffold for fibroblast attachment, promotes tissue formation and speeds healing. Collagen dressings also maintain a wound in a moist environment and are believed to interact with cells and matrix proteins in the wound bed to promote healing. However, collagen-based wound dressings may result in the formation of a hematoma in cases where full hemostasis has not been achieved prior to application. Further, collagen does not possess bactericidal properties and collagen-based wound dressings may be degraded by the presence of infection at the wound site.

Our solution: LumiHeal

We believe that LumiHeal, which employs our BioPhotonic technology platform, offers an innovative, cost-effective treatment alternative for the healing of chronic and other hard-to-heal wounds.

Our LumiHeal system has been shown to support healing of chronic and other hard-to-heal wounds. The photoconversion properties of the gel, once activated by the modulated blue multi-LED light, allow for a broad spectrum of wavelengths (within the visible range) to penetrate the skin and, in combination with the production of oxygen, are believed to induce a healing cascade and assist in killing bacteria. Scientific literature supports that yellow-orange light assists in granulation by promoting fibroblast proliferation and angiogenesis, and that the re-emission of green light promotes growth factor production. The re-emitted green light is also known to assist in epithelialization and remodeling by stimulating collagen production and keratinocyte proliferation.

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LumiHeal treatments are rapid and easy to administer and generally occur twice per week in connection with wound dressing changes. In addition, our topical gels can be stored for long periods at room temperature. Further, we believe that the cost of production of LumiHeal will be low enough that we will be able to profitably commercialize LumiHeal under the new U.S. reimbursement regime for wound healing treatments.

To date, none of the patients enrolled in our current clinical evaluations experienced serious adverse events, and any reported events were mild and transient.

LumiHeal clinical development

We have and are evaluating the safety and efficacy of LumiHeal in the following four studies:

➢	Safety evaluation for LumiHeal treatment of DFUs. This Canadian study is a prospective open-label case series in ten patients with DFUs. In this trial, LumiHeal is administered until wound closure or for a maximum of 24 weeks, with an 8-week follow-up period to assess maintenance of wound closure.

➢	Safety evaluation for LumiHeal treatment of VLUs. This Canadian study is a prospective open-label case series in ten patients with VLUs. In the study, LumiHeal is administered until wound closure or for a maximum of 16 weeks, with an 8-week follow-up period to assess maintenance of wound closure.

➢	Safety evaluation for LumiHeal treatment of PUs. This Canadian study is a prospective open-label case series in five patients with stage II and III PUs. In the study, LumiHeal is administered until wound closure or for a maximum of 16 weeks, with an 8-week follow-up period to assess maintenance of wound closure.

➢	European case studies for LumiHeal treatment of PUs. We conducted European case studies in paraplegic patients with PUs to prospectively evaluate the safety and therapeutic impact of LumiHeal treatments on PUs located in the sacral, ischial, trochanteric and heel regions. All patients were evaluated at baseline and serially with wound biopsies, measurements, photography and general indicators of patient wellness, including blood tests and clinical examinations. During the study period, 13 stage III and two stage II PUs were treated twice weekly with LumiHeal. Evaluation of these 15 chronic wounds demonstrated complete closure in 47% of cases following an average length of treatment of 85 days, and 100% of wounds progressed to granulation.

We expect that the results of the three Canadian trials will be available in the first quarter of 2015. The primary endpoints are safety and tolerability of the LumiHeal system as an adjunctive therapy to the current standard of care, which includes debridement, cleansing, pressure relief, moisture control, management of wound infection, wound dressing and nutrition management. The trials are also examining the following additional endpoints: adverse events, serious adverse events, device incidents, pain assessment, clinical laboratory parameters, vital signs, physical examination and percentages of patients with infections requiring systemic antibiotics and concomitant medications. Efficacy endpoints being investigated include optimal treatment frequency, rate of complete wound closure, time to complete wound closure, incidence of wound breakdown, wound area reduction and wound volume reduction over time. The trials are also examining health-related changes in quality of life resulting from treatment. While the trials remain in progress, preliminary results are consistent with those obtained in our European case studies and a review of publically available treatments with light therapy, and no serious adverse events have been reported.

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Photographic documentation of two patients’ progress is shown below.

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In early 2015, we expect to begin an observational registry study of approximately 100 patients in Italy to evaluate the safety and efficacy of LumiHeal in the treatment of DFUs, VLUs and PUs under commercial conditions. We anticipate that 15 local specialists will use LumiHeal in patient care, with the goal of replicating the safety and efficacy results observed in clinical trials. We also intend to assess patient quality of life as well as the overall impact on wounds management.

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Burns

We believe that our BioPhotonic technology platform may have utility for the treatment of burns, as the factors that inhibit burn healing are substantially similar to those that impact the healing of chronic and other hard-to-heal wounds.

Burns may be life threatening and debilitating traumatic injuries causing considerable morbidity and mortality. A burn may result from thermal, electrical or chemical means that destroy the skin to varying depths. Burns are also among the most expensive traumatic injuries because of long and costly hospitalization, rehabilitation and wound and scar treatment. The worldwide burn treatment market grew at a compounded annual growth rate of 7.8% from 2003 to 2008, when it reached $2.1 billion, according to Kalorama Information.

Complex burns often need rapid and complex care by specialist teams and facilities. Treatment may involve lengthy hospital stays, many surgical procedures including grafts and or amputation and months and years of rehabilitation and counseling. Current treatment procedures for burns substantially overlap with those currently used for chronic and other hard-to-heal wounds, and are therefore subject to many of the same limitations.

Oral Health

PERIO-1 for the treatment of periodontitis and gingivitis

Periodontitis and gingivitis

Periodontitis, a condition caused by plaque build-up on teeth as a result of poor oral hygiene practices, is characterized by the progressive, chronic infection and inflammation of the gums and surrounding tissue. The precursor to periodontitis, gingivitis, is accompanied by swollen, bleeding gums. When gingivitis is not controlled, the disease often progresses to periodontitis. This chronic infection and inflammation causes destruction of teeth’s supporting structures, primarily bone and periodontal ligament, and results in the formation of spaces between the gums and teeth, or periodontal pockets.

An average case of gingivitis affects three to four teeth, according to research published in Clinical Microbiology Reviews, and result in the formation of periodontal pockets. These periodontal pockets provide a site for the accumulation of disease-causing bacteria. With increasing depth of the pocket, bacterial plaque becomes less accessible to typical oral hygiene practices, such as brushing and flossing, and routine dental procedures, such as checkups and cleanings. Beyond a depth of four millimeters, brushing and bacterial mouth rinses, which may be effective in treating gingivitis, cannot reach the base of the pocket or the bacteria that cause the disease. A pocket depth of five to seven millimeters constitutes moderate periodontitis and a pocket depth of greater than seven millimeters constitutes severe periodontitis. The destructive process associated with periodontitis will continue at the base of the pocket in spite of the continuing use of effective oral hygiene unless treated by an oral care professional.

If left untreated, periodontitis will progress and eventually lead to tooth and bone loss. Cross-sectional and prospective epidemiological studies have shown that periodontitis increases the risk of poor glycemic control in patients with diabetes as well as diabetes complications and associated morbidity. Successful periodontal interventions also improve glycemic control in type 2 diabetes patients. Periodontitis is independently associated with cardiovascular diseases and adverse pregnancy outcomes in some populations. Additional emerging evidence also appears to link periodontitis with nosocomial pulmonary infections, certain types of cancer and rheumatoid arthritis.

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Periodontitis is the most common cause of adult tooth loss. The WHO estimates that 10% to 15% of adults worldwide suffer from advanced periodontal disease. According to the CDC, half of Americans age 30 or older have periodontal disease, which includes periodontitis, with the prevalence increasing to 70% for adults age 65 and older. In 2006, dentists in the United States conducted nearly 12 million scaling and root planing procedures to reverse the effects of periodontitis. In Europe and the United States, almost $100 billion and $64 billion, respectively, is spent annually on oral health care. It is estimated that the annual cost of periodontal therapy in the United States alone exceeded $14 billion in 2002.

We are currently conducting a clinical trial on the effectiveness of our BioPhotonic technology in the treatment of periodontitis, and are seeking a strategic collaborator for the worldwide commercialization of PERIO-1. To date, we have obtained favorable outcomes in preliminary clinical evaluations of PERIO-1. We believe that PERIO-1 may also be effective for the treatment of gingivitis, and also intend to conduct clinical trials with our potential strategic collaborators to assess this hypothesis.

Limitations of current treatments for periodontitis

Prevention through strong oral hygiene practices, including daily removal of plaque with dental floss and a toothbrush, and routine cleaning by a dentist or hygienist at six-month to one-year intervals, remains the best means of combatting the pathology and its precursor, gingivitis. However, education surrounding proper oral hygiene practices remains weak, as reflected by the high prevalence of periodontitis and gingivitis. Further, poor awareness of the importance of good oral hygiene and the causes and consequences of oral health pathologies has led to limited innovation in the oral health field.

Currently, effective treatment of periodontitis is possible only through periodic professional intervention. The most common treatment is a mechanical procedure, scaling and root planing, or SRP, which may require the oral care professional to anesthetize the gums and remove accumulated plaque above and below the gumline. A patient’s typical course of treatment involves two SRP procedures annually. For more serious cases, treatment may include various forms of gum surgery. All such treatment procedures can be painful, may increase gum recession and root sensitivity and may compromise aesthetics, but may not be curative because the bacteria typically return and the infection recurs. In an attempt to stabilize the disease progression, oral care professionals generally place patients on maintenance programs that involve frequent follow-up for evaluation and ongoing SRP. Systemic antibiotics have occasionally been used in conjunction with SRP to treat periodontitis. However, concerns over side effects and drug resistance have prompted the search for alternatives. Although these treatments have been moderately effective in improving patient outcomes, the persistence of periodontal disease in approximately 50% of adults over age 30 demonstrates the need for new and effective treatments that can reduce the severity of, and the number of patients suffering from, periodontal disease.

Our solution: PERIO-1

We are developing PERIO-1, which deploys our BioPhotonic technology platform as an adjunct treatment to SRP to slow and reverse the spread of periodontitis in patients in a low-cost, non-invasive manner. We believe that the combined bactericidal effects of the multi-LED light and the production of oxygen that results from the photoconversion of chromophores are of particular value in treating patients with periodontitis. PERIO-1 can be illuminated by a standard dental curing lamp modified with our proprietary tip for the treatment of deeper pockets. We believe that treatment with BioPhotonics also modulates gum tissue cells to reduce the inflammation associated with bacterial colonization.

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In a clinical trial, the addition of PERIO-1 to SRP procedures significantly improved the outcome for patients suffering from periodontitis, and no adverse side effects were reported by patients. Further, dentists involved in the trial anecdotally noted that the addition of PERIO-1 made SRP procedures easier and less time consuming to perform.

PERIO-1 clinical development

We conducted a study to evaluate PERIO-1 in conjunction with SRP procedures. In the study, we compared outcomes for patients who were exposed to a single PERIO-1 treatment as an adjunct to SRP procedures against patients who were treated with SRP procedures alone. The primary endpoint was to measure patients’ clinical attachment level, a measure for determining the severity of periodontitis. Secondary endpoints included pain and measurements of bleeding on probing.

As shown below, the addition of a single PERIO-1 treatment to traditional SRP procedures led to a gain, on average, of approximately 2.73 millimeters in clinical attachment level after 12 months, while SRP procedures alone led to a gain of approximately 1.25 millimeters. Results related to the secondary endpoint showed that patients receiving the PERIO-1 treatment also experienced less bleeding and pain than patients treated only with SRP procedures.

	SRP		SRP + PERIO-1
	Mean CAL (mm)	Change from baseline (mm)	Mean CAL (mm)	Change from baseline (mm)
Baseline	6.07	—	5.84	—
6 months	5.15	0.92	3.37	2.47
12 months	4.82	1.25	3.11	2.73

LICENSING AND COLLABORATION AGREEMENTS

License and Joint Venture Agreement with LEO Pharma A/S

Overview

On July 9, 2014, we entered into a license and joint venture agreement with LEO pursuant to which we granted LEO the exclusive global right, excluding Canada, to commercialize our current and future BioPhotonic topical formulations and lamps for dermatological conditions, excluding orphan indications (rare diseases as defined by the FDA and EMA), and skin rejuvenation procedures.

Under the agreement, we and LEO agreed to explore the further development and possible commercialization of BioPhotonic treatments and products in the areas of dermatology and skin rejuvenation. Unless otherwise approved by the joint steering committee, or JSC, governing the relationship between the parties under the agreement, LEO is responsible for conducting all future clinical studies covering the licensed products and technology, including certain pre-defined acne studies. LEO will reimburse us for our costs and expenses incurred in our research and development activities in accordance with development plans and budgets approved by the JSC pursuant to the agreement, up to a certain threshold. Except for existing approvals obtained by us, LEO is solely responsible, at its sole cost, for securing all regulatory approvals necessary for the manufacture and commercialization of the products and technologies covered by the agreement. LEO also maintains sole responsibility for all commercialization and, generally, commercial manufacturing activities under the agreement, subject to our obligations to provide reasonable support and assistance.

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Subject to certain restrictions under the agreement, LEO has granted us a non-exclusive, worldwide, irrevocable, royalty-free, fully-paid, sublicensable license under certain inventions created by LEO in the chronic and other hard-to-heal wounds, oral health, certain aesthetics applications and other mutually agreed fields. LEO has also granted us, subject to certain restrictions, an option to obtain a non-exclusive, worldwide, royalty-bearing sublicensable license to certain inventions created by LEO outside of the fields of dermatology, skin rejuvenation, chronic and other hard-to-heal wounds, oral health, certain aesthetics applications and other mutually agreed fields.

We and LEO govern our relationship under the agreement via the JSC and various appointed subcommittees.

Exclusivity Restrictions

During the term of the agreement, we have agreed with LEO that we will not commercialize BioPhotonic products for dermatology and skin rejuvenation applications in any country, other than Canada. During the term of the agreement, LEO has agreed to focus on the development and commercialization of our BioPhotonic products and not to pursue certain competing, as determined pursuant to the agreement, products for dermatology and skin rejuvenation applications in any country, as further specified in the agreement.

Financial

Under the agreement, we received a $15 million up-front payment from LEO. In addition, subject to certain specified reductions, we are entitled to receive (i) a percentage in the mid-thirties share of cash and non-cash consideration received by LEO, subject to certain deductions, from sub-licenses or other transfers of rights to third parties with respect to the products licensed to LEO and (ii) a tiered royalty based on the adjusted net sales of such licensed products starting at a percentage in the low double digits up to a percentage in the mid to upper twenties based on the amount of such sales.

Term and Termination

Our agreement with LEO has a perpetual term, but may be terminated in certain specified instances. Either party may terminate the entire agreement in the case of a patent challenge or an uncured material breach by the other party, insolvency of the other party or force majeure. The agreement also may be terminated with respect to certain particular product candidates or products because the parties decide not to further develop or commercialize them under the agreement.

In addition, we may terminate the agreement for LEO’s failure to use commercially reasonable efforts to diligently develop and commercialize products under the agreement. LEO may terminate the agreement: (i) within 45 days following the completion of the first U.S. acne study conducted under the agreement if LEO determines the continuation of the agreement is not feasible, (ii) without cause at any time after the two-year anniversary of the date of the agreement, or at any time within 45 days following receipt of the results of the first U.S. acne study, whichever is later; or (iii) following a change of control of us by a pre-defined competitor of LEO.

In the event that we become the insolvent party, LEO has the option to purchase our entire interest in the defined joint venture business, subject to the terms of the agreement.

Security Interest

Given the potential exposure that licensees face under Canadian law in the event that licensors become insolvent, we have granted LEO a security interest under our rights in specific patent rights (secured for the sum of C$50 million) as collateral security to ensure the ongoing enforceability of the licenses granted to LEO pursuant to the agreement.

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Equity Investment

In connection with entering into the agreement and as part of the consideration exchanged, LEO made a $10 million equity investment in our common shares, which it still holds. LEO invested in our common shares at a valuation of $300 million.

Distribution and Supply Agreement with Sandoz Canada Inc.

On November 15, 2013, we entered into a distribution and supply agreement with Sandoz Canada pursuant to which we granted Sandoz Canada the exclusive right to commercialize LumiCleanse and LumiBel in Canada. Pursuant to the agreement, Sandoz Canada may market and sell these products to physician offices and licensed clinics throughout Canada for use as acne and skin care treatments performed by qualified professionals. Additionally, we agreed with Sandoz Canada that we would not make or sell any other competing BioPhotonic products in Canada for a period of up to five years following execution of the agreement.

Under the agreement, Sandoz Canada is responsible for all sales, marketing and distribution obligations, while we retain all manufacturing and supply obligations for LumiCleanse and LumiBel, which we may fulfill through a third party manufacturer or through our own direct manufacturing. In addition, we are principally responsible for all regulatory and marketing authorizations necessary to market and sell the products in Canada.

In connection with the execution of the agreement, Sandoz Canada paid us C$145,000 in November 2013 and C$405,000 in January 2014. Further, upon our achievement of certain milestones, Sandoz Canada paid us an additional C$900,000. The milestone payments are potentially refundable to Sandoz Canada in the event that none of our patents relating to our acne or skin rejuvenation products are issued or, if issued, are thereafter invalidated in Canada before 2018. Additionally, we are entitled to receive a 40% share of net profits from the sale of LumiCleanse and LumiBel by Sandoz Canada, subject to reductions under limited circumstances. The agreement requires that Sandoz Canada purchase all components of the products from us at the cost of manufacture, up to a specified maximum.

The initial term of the agreement is for a period of five years, subject to automatic extension under certain circumstances described in the agreement. The agreement contains standard termination provisions for material breach, insolvency and events that could have a material adverse effect on a party’s ability to perform under the agreement. In addition, we have the right to terminate the agreement (i) based on Sandoz Canada’s failure to perform, (ii) if Sandoz Canada challenges our patents, (iii) if, following the second year of the agreement, our annual profit share is less than C$400,000 or (iv) if, during the first three years of the agreement, Sandoz Canada fails to achieve minimum purchase and payment requirements. Sandoz Canada may terminate the agreement if we are unable to obtain regulatory approvals for the products, if none of the patents covering the products issues or, if issued, are invalidated before 2018, or if we are unable to supply products to Sandoz Canada for an extended period of time.

SALES AND MARKETING

We are commercializing our dermatology systems, LumiCleanse and LumiBel, with leading global collaborators, we intend to directly commercialize our wound care franchise, including LumiHeal, and we are actively engaged with prospective collaborators for the commercialization of our oral health franchise, including PERIO-1. Our BioPhotonic technology platform has the potential to be effective for the treatment of additional indications. We intend to rely on a dual-source revenue model, using collaborations and direct commercialization strategies, to bring these treatments to market globally.

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In July 2014, we entered into a license and joint venture agreement with LEO, pursuant to which we granted LEO the exclusive global right, excluding Canada, to commercialize our current and future BioPhotonic topical formulations and lamps for dermatological conditions, excluding orphan indications (rare diseases as defined by the FDA and EMA), and aesthetic rejuvenation procedures. We anticipate that LEO will begin commercial sales of LumiCleanse and LumiBel in select European countries in 2015, under a new LEO brand and CE mark, and, in late 2014, begin pursuing regulatory approval or clearance to market LumiCleanse in the United States. We anticipate that LEO will begin commercializing both LumiCleanse and LumiBel in the United States if and when LumiCleanse has been cleared or approved. In November 2013, we entered into a distribution and supply agreement with Sandoz Canada Inc., or Sandoz Canada, pursuant to which we granted Sandoz Canada the exclusive right to commercialize LumiCleanse and LumiBel in Canada. Sandoz Canada began limited commercialization of LumiCleanse and LumiBel in Canada as their flagship branded products in the first half of 2014, and we expect their commercialization efforts to increase significantly in 2015.

In September 2014, we received CE mark approval for the gel component of our LumiHeal treatment system for acute and chronic wounds, including DUs, VLUs, PUs and surgical and traumatic wounds, and we anticipate receiving CE mark approval for the lamp component of LumiHeal in early 2015. We are establishing sales and marketing infrastructure to support our anticipated commercial launch of LumiHeal in Europe in 2015 and we plan to continue pursuing regulatory approval or clearance to market LumiHeal in the United States. Further, we believe that LumiHeal may be an effective treatment for post-surgical scarring and burns, and we intend to conduct clinical trials of our LumiHeal treatment system for these indications.

We have obtained favorable outcomes in preliminary clinical evaluations of our periodontitis treatment system, PERIO-1, and we intend to file for CE mark approval early in 2015. We are engaged in discussions with potential strategic collaborators to commercialize and further develop PERIO-1. In addition, we intend to conduct clinical trials with strategic collaborators to assess the effectiveness of PERIO-1 for the treatment of gingivitis, the precursor condition to periodontitis.

COMPETITION

Our industry is highly competitive and subject to rapid and significant change. While we believe that our development and commercialization experience, scientific knowledge and industry relationships provide us with competitive advantages, we face competition from cosmetic, pharmaceutical, medical device and biotechnology companies, including specialty pharmaceutical companies, and generic drug companies, academic institutions, government agencies and research institutions.

Many of our competitors have significantly greater financial, technical and human resources than we have. Mergers and acquisitions in the cosmetic, pharmaceutical, medical device and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. Our commercial opportunity could be reduced or eliminated if our competitors develop or market products or other novel therapies that are more effective, safer or less costly than our current or future product candidates, or obtain regulatory approval for their products more rapidly than we may obtain approval for our product candidates. Our success will be based in part on our ability to identify, develop and manage a portfolio of product candidates that are safer and more effective than competing products.

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INTELLECTUAL PROPERTY

Our success depends significantly on our ability to obtain and maintain patent and other proprietary protection for commercially important technology, inventions and know-how related to our business, defend and enforce our patents, preserve the confidentiality of our trade secrets and operate without infringing the valid and enforceable patents and other intellectual proprietary rights of others. We have sought, and plan to continue to seek, patent protection in the United States and other countries for our proprietary technologies that we believe are important to our business. We seek to obtain and maintain patents for patentable aspects of our products or product candidates, their methods of use and any other inventions that are important to our business model and maintaining a competitive advantage over our competitors. We also rely on know-how and continuing technological innovation to develop, strengthen, and maintain our proprietary position in the fields targeted by our products and product candidates.

Patents and Patent Applications

With regard to the products we develop, we intend to pursue, when appropriate, patents directed to our compositions-of-matter, kits, devices and to methods-of-use. Our patent portfolio includes 22 patent families relating to our products or product candidates and their methods of use, as well as to our technology platform. We are pursuing a global patent strategy and we typically seek patent protection in North America, Europe, and Asia. As of November 30, 2014, our patent portfolio included four U.S. patents, 12 non-U.S. patents and a total of over 150 pending U.S. and non-U.S. patent applications, including four allowed U.S. patent applications.

We have a pending U.S. patent application with composition-of-matter claims covering the gel components used or that may be used in our LumiCleanse, LumiBel, LumiHeal and PERIO-1 treatment systems. If issued, this patent is expected to expire in 2026. We are pursuing or plan to pursue similar claims in other jurisdictions.

With regard to LumiCleanse, we also have one issued U.S. patent and one allowed U.S. patent application directed to treating acne. The issued patent and the allowed patent application, once granted, are expected to expire in 2029. In addition, we have a granted patent in each of Australia, Japan, and New Zealand, and patent applications pending in other jurisdictions.

With regard to LumiBel, we also have one issued U.S. patent and one allowed U.S. patent application directed to a method of reversing or mitigating skin aging. The issued patent and the allowed patent application, once granted, are expected to expire in 2029. In addition, we have a granted patent in each of Australia, Japan, and New Zealand, and patent applications pending in other jurisdictions.

With regard to LumiHeal, we also have one issued U.S. patent and one allowed U.S. patent application directed to a method of wound healing. The issued patent and the allowed patent application, once granted, are expected to expire in 2029. In addition, we have a granted patent in each of Australia, Japan, and New Zealand, and patent applications pending in other jurisdictions.

With regard to PERIO-1, we have one issued U.S. patent and one allowed U.S. patent application directed to a method of treating periodontal disease. The issued patent and the allowed patent application, once granted, are expected to expire in 2029. In addition, we have a granted patent in Australia, New Zealand and South Africa, and patent applications pending in other jurisdictions.

In addition, we have 12 patent families in which we are pursuing protection for other aspects of our technology platform, including different compositions containing chromophore combinations, formulations, carriers, lamps, and devices.

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The term of individual patents depends upon the legal term of the patents in the countries in which they are obtained. In most countries in which we file, the patent term is 20 years from the earliest date of filing a non-provisional patent application. In the United States, a patent’s term may be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the U.S. Patent and Trademark Office in granting a patent, or may be shortened if a patent is terminally disclaimed over another patent. We expect that our U.S. patents and U.S. patent applications, if issued, and if appropriate maintenance and other governmental fees are paid, would expire between 2026 and the mid-2030s. The term of patents and patent applications in our portfolio in foreign jurisdictions, if the appropriate maintenance, renewal, annuity, and other government fees are paid, are also expected to expire between 2026 and the mid-2030s.

Trademarks

In the United States, Canada and Europe, we have pending applications to register our key trademarks relating to the products we intend to commercialize. In addition, we also have an application pending in the United States, and have obtained registrations in Canada and Mexico, for KLOX TECHNOLOGIES.

Trade Secrets and Proprietary Information

Trade secrets play an important role in protecting our products and provide protection beyond patents and regulatory exclusivity. We also seek to preserve the integrity and confidentiality of our proprietary technology and processes by maintaining physical security of our premises and physical and electronic security of our information technology systems. We seek to protect our proprietary information, including our trade secrets and proprietary know-how, by requiring third parties with whom we contract for services related to our products, including manufacturing services, to agree to terms in our agreements with such third parties that protect our confidential and trade secret information. We also require our employees, consultants and other advisors to execute proprietary information and confidentiality agreements upon the commencement of their employment or engagement. These agreements generally provide that all confidential information developed or made known during the course of the relationship with us be kept confidential and not be disclosed to third parties except in specific circumstances. In the case of our employees, the agreements typically also provide that all inventions resulting from work performed for us, utilizing our property or relating to our business and conceived or completed during employment shall be our exclusive property to the extent permitted by law. Where appropriate, agreements we obtain with our consultants also typically contain similar assignment of invention obligations. Further, we require confidentiality agreements from entities that receive our confidential data or materials.

REGULATORY MATTERS

European regulatory bodies and Health Canada have designated our BioPhotonic technology platform as a Class II medical device for the treatment of acne and for wound healing, enabling us and our collaborators to commercialize treatment systems more quickly in these jurisdictions. We hold CE mark approval for the gel component of LumiHeal, along with a CE mark approval for our acne vulgaris product. In the United States, the FDA has indicated that our LumiHeal treatment system will be regulated as a combination product. FDA’s Office of Combination Products designates a primary mode of action for such drug/device combination products, with the respective primary center within FDA leading the regulatory review for the product, in consultation with the secondary designated center. The FDA has indicated that the Center for Drug Evaluation and Research, or CDER, will lead regulatory review of LumiHeal in the United States.

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The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval may subject an applicant and/or sponsor to a variety of administrative or judicial sanctions, including refusal by FDA to approve pending applications, withdrawal of an approval, imposition of a clinical hold, issuance of warning letters and other types of letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement of profits, or civil or criminal investigations and penalties brought by FDA and the Department of Justice, or DOJ, or other governmental entities.

Drug-device combination products

Combination products are therapeutic products that combine drugs, devices, and/or biological products. Because combination products involve components that are regulated under different types of regulatory requirements, and by different FDA centers, they raise regulatory, policy, and review management challenges. Differences in regulatory pathways for each component can impact the regulatory processes for all aspects of product development and management, including preclinical testing, clinical investigation, marketing applications, manufacturing and quality control, adverse event reporting, promotion and advertising, user fees, and post-approval modifications.

The FDA’s Office of Combination Products, or OCP, provides determination of the FDA center with primary jurisdiction for the review and regulation of a combination product. FDA OCP assigns the lead center for a combination product based upon its primary mode of action, which is defined as “the single mode of action of a combination product that provides the most important therapeutic action of the combination product.”

FDA’s assigned lead center has primary responsibility for the review and regulation of a combination product; however a second center is often involved in the review process, especially to provide input regarding the “secondary” component. In most instances, the lead center applies its usual regulatory pathway. OCP has indicated that LumiHeal is a combination product and has assigned primary jurisdiction for review of its marketing application to CDER.

Medical devices

Unless an exemption applies, each medical device distributed commercially in the United States will require either prior 510(k) clearance or premarket approval, or PMA, from the FDA. The FDA classifies medical devices into one of three classes. Class I devices are subject to only general controls, such as establishment registration and device listing, labeling, medical device reporting, and prohibitions against adulteration and misbranding. Class II medical devices generally require 510(k) clearance before they may be commercially marketed in the United States. The FDA will clear a medical device for commercial distribution through the 510(k) premarket notification process if the FDA is satisfied that the submitted product has been demonstrated to be substantially equivalent to another legally marketed device, or predicate, device, and otherwise meets the FDA’s requirements. Class II devices are also subject to general controls and may be subject to performance standards and other special controls. Devices deemed by the FDA to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices, or devices deemed not substantially equivalent to a predicate device, are placed in Class III, generally requiring submission of a PMA supported by clinical trial data. FDA will review the PMA in its evaluation of the safety and effectiveness of the device.

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Unless an exemption applies, each new or significantly modified medical device we seek to commercially distribute in the United States will require either a substantial equivalence determination under Section 510(k) of the Federal Food, Drug, and Cosmetic Act, or FFDCA, also referred to as a 510(k) clearance, or approval from the FDA through the pre-market approval, or PMA, process. Both the 510(k) clearance and PMA processes can be expensive, lengthy and require payment of significant user fees. Pursuant to the Medical Device User Fee and Modernization Act of 2002, or MDUFMA, as reauthorized in 2007 and 2012, unless a specific exemption applies, both 510(k) premarket notifications and PMA applications are subject to user fees. The PMA user fees are significantly higher. For example, the standard fee for the 2015 fiscal year for a 510(k) pre-market notification application is $5,018, while the fee for a PMA is $250,895.

The FDA classifies medical devices into one of three classes—Class I, Class II or Class III—depending on the degree of risk associated with each medical device and the extent of control needed to provide reasonable assurance of safety and effectiveness. Classification of a device is important because the class to which a device is assigned determines, among other things, the necessity and type of FDA review required prior to marketing the device. Class I devices are those for which reasonable assurance of safety and effectiveness can be assured by adherence to general controls that include compliance with the applicable portions of FDA’s Quality System Regulation, or QSR, facility registration and product listing, reporting of adverse medical events, and appropriate, truthful and non-misleading labeling, advertising, and promotional materials. Class I also includes devices for which there is insufficient information to determine that general controls are sufficient to provide reasonable assurance of the safety and effectiveness of the device or to establish special controls to provide such assurance, but that are not life-supporting or life-sustaining or for a use which is of substantial importance in preventing impairment of human health, and that do not present a potential unreasonable risk of illness or injury.

While most Class I devices are exempt from the 510(k) premarket notification requirements, only about 60 types of Class II devices are exempt from the premarket notification requirement. As a result, manufacturers of most Class II devices are required to submit to the FDA premarket notifications under Section 510(k) of the FFDCA requesting classification of their devices in order to market or commercially distribute those devices. To obtain a 510(k), a substantial equivalence determination for their devices, manufacturers must submit to the FDA premarket notifications demonstrating that the proposed device is “substantially equivalent” to a predicate device already on the market. A predicate device is a legally marketed device that is not subject to premarket approval, i.e., a device that was in legally marketed prior to May 28, 1976 (pre-amendments device) and for which a PMA is not required, a device that has been reclassified from Class III to Class I or Class II, or a device that was found substantially equivalent through the 510(k) process. If the FDA agrees that the device is substantially equivalent to a predicate device currently on the market, it will grant 510(k) clearance. If the device is not “substantially equivalent” to a previously cleared device, the device is automatically a Class III device. The device manufacturer, or sponsor, must then fulfill more rigorous premarket approval requirements, or can request a risk-based classification determination for the device in accordance with the “de novo” process, which is a route to market for medical devices that are low to moderate risk, but are not substantially equivalent to a predicate device. We have expressed to FDA that our LumiHeal treatment system should be subject premarket notification under Section 510(k) of the FFDCA. However, FDA has concluded that LumiHeal is a combination drug-device product that will be reviewed by CDER, which will receive device review information from the Center for Devices and Radiological Health, or CDRH. The FDA may apply the same combination product review requirements to other of our products that may be submitted to the FDA in the future.

The FDA’s 510(k) clearance process generally takes from three to twelve months from the date the premarket notification is submitted, but can take significantly longer. A manufacturer can also submit a

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petition for direct de novo review if the manufacturer is unable to identify an appropriate predicate device and the new device or new use of the device presents a moderate or low risk. Any modification that constitutes a major change in the intended use, design or manufacture of a device previously determined to be substantially equivalent under Section 510(k) of the FFDCA requires a new premarket notification under Section 510(k) and may even, in some circumstances, require a PMA, if the change raises complex or novel scientific issues. The FDA requires every manufacturer to make the determination regarding the need for a new 510(k) premarket notification in the first instance, but the FDA may review any manufacturer’s decision. If the FDA disagrees with a manufacturer’s determination, the FDA can require the manufacturer to cease marketing and/or recall the device until 510(k) clearance or PMA is obtained. If we successfully obtain marketing clearance or approval for LumiHeal and the FDA requires us to seek 510(k) premarket clearance or premarket approval for any later modifications, we may be required to cease marketing and/or recall the modified device, if already in distribution, until 510(k) clearance or PMA may be obtained and we could be subject to significant regulatory fines or penalties. Furthermore, our products could be subject to voluntary recall if we or the FDA determines, for any reason, that our products pose a risk of injury or are otherwise defective. Moreover, the FDA can order a mandatory recall if there is a reasonable probability that our device would cause serious adverse health consequences or death. Delays in receipt or failure to receive marketing clearances or approvals, the loss of previously received marketing clearances or approvals, or the failure to comply with existing or future regulatory requirements could reduce our sales, profitability and future growth prospects.

Clinical trials are typically required to support a PMA application and are sometimes required for a 510(k) clearance. All clinical investigations of devices to determine safety and effectiveness must be conducted in accordance with the FDA’s IDE, or Investigational Device Exemption, regulations that govern investigational device labeling, prohibit commercialization or promotion of the investigational device, and specify recordkeeping, reporting and monitoring responsibilities of study sponsors and study investigators. If the device presents a “significant risk,” as defined by the FDA, the agency requires the device sponsor to submit an IDE application to the FDA, which must become effective prior to commencing human clinical trials. The IDE application must be supported by appropriate data, such as animal and laboratory testing results to justify the proposed investigation in humans. The IDE will automatically become effective 30 days after receipt by the FDA, unless the FDA denies the application or notifies the company that the investigation is on hold and may not begin. If the FDA determines that there are deficiencies or other concerns with an IDE that requires modification, the FDA may permit a clinical trial to proceed under a conditional approval. The IDE application must be approved in advance by the FDA for a specified number of patients, unless the product is deemed a non-significant risk device and eligible for abbreviated IDE requirements, requiring only approval by one or more Institutional Review Boards, or IRBs, without separate approval from the FDA. The abbreviated IDE requirements include monitoring the investigation, ensuring that the investigators obtain informed consent, and labeling and record-keeping requirements. Generally, clinical trials for a significant risk device may begin once the IDE application is approved by the FDA and the study protocol and informed consent documents are approved by appropriate institutional review boards at the clinical trial. The FDA’s approval of an IDE allows clinical testing to go forward, but it does not bind the FDA to accept the results of the trial as sufficient to prove the product’s safety and effectiveness, even if the trial meets its intended success criteria. All clinical trials must begin at a specific number of investigational sites with a maximum number of patients, as approved by the FDA. The clinical studies must be conducted under the review of an independent institutional review board to ensure the protection of the patients’ rights. Generally, clinical trials for a significant risk device may begin once the IDE application is approved by the FDA and the study protocol and informed consent documents are approved by appropriate institutional review boards at the clinical trial sites. Generally, upon completion of these human clinical studies, a manufacturer seeks approval of a Class III medical device from the FDA by submitting a PMA

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application. A PMA application must be supported by extensive data, including the results of the clinical studies, as well as testing and literature to establish the safety and effectiveness of the device. Required records and reports are subject to inspection by the FDA. The results of clinical testing may be unfavorable or, even if the intended safety and effectiveness success criteria are achieved, may not be considered sufficient for the FDA to grant approval or clearance of a product. The commencement or completion of any clinical trial may be delayed or halted, or be inadequate to support approval of a PMA application, for numerous reasons, including, but not limited to, the following:

➢	the FDA or other regulatory authorities may place the clinical trial on hold if an approved IDE represents an unreasonable risk to the safety of the subjects of the clinical investigation;

➢	patients do not enroll in clinical trials at the rate expected;

➢	patients do not comply with trial protocols;

➢	patient follow-up is not at the rate expected;

➢	patients experience adverse side effects;

➢	patients die during a clinical trial, even though their death may not be related to the products that are part of our trial;

➢	IRBs and third-party clinical investigators may delay or reject the trial protocol;

➢	third-party clinical investigators decline to participate in a trial or do not perform a trial on the anticipated schedule or consistent with the clinical trial protocol, good clinical practices or other FDA requirements;

➢	we or third-party organizations do not perform data collection, monitoring and analysis in a timely or accurate manner or consistent with the clinical trial protocol or investigational or statistical plans;

➢	third-party clinical investigators have significant financial interests related to us or our study that the FDA deems to make the study results unreliable, or the company or investigators fail to disclose such interests;

➢	regulatory inspections of our clinical trials or manufacturing facilities may, among other things, require us to undertake corrective action or suspend or terminate our clinical trials;

➢	changes in governmental regulations or administrative actions;

➢	the interim or final results of the clinical trial are inconclusive or unfavorable as to safety or effectiveness; or

➢	the FDA concludes that our trial design is inadequate to demonstrate safety and effectiveness.

Lastly, we expect to submit a PMA application that must be supported by valid scientific evidence and typically includes extensive technical, pre-clinical, clinical, manufacturing and labeling data, to demonstrate to the FDA’s satisfaction the safety and effectiveness of the device. A PMA application also must include a complete description of the device and its components, a detailed description of the methods, facilities and controls used to manufacture the device, and proposed labeling. After a PMA application is submitted and found to be sufficiently complete, the FDA begins an in-depth review of the submitted information. During this review period, the FDA may request additional information or clarification of information already provided. Also during the review period, an advisory panel of experts from outside the FDA may be convened to review and evaluate the application and provide recommendations to the FDA. In addition, the FDA generally will conduct a pre-approval inspection of the manufacturing facility to evaluate compliance with QSR, which requires manufacturers to implement and follow design, testing, control, documentation and other quality assurance procedures.

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FDA review of a PMA application generally takes between one and three years, but may take significantly longer. The FDA can delay, limit or deny approval of a PMA application for many reasons, including:

➢	the data from pre-clinical studies and clinical trials may be insufficient or inadequate to support approval;

➢	the manufacturing process or facilities may not meet applicable requirements; and

➢	changes in FDA approval policies or adoption of new regulations may require additional data.

If an FDA evaluation of a PMA application is favorable, the FDA will either issue an approval letter, or approvable letter, which usually contains requests for additional information or specific conditions that must be met in order to secure approval of the PMA. When and if those conditions have been fulfilled to the satisfaction of the FDA, the agency will issue a PMA approval letter authorizing commercial marketing of a device. The approval letter contains standard conditions of approval, e.g., to abide by advertising and final printed labeling requirements and to submit adverse event reports, annual reports, and PMA supplements for certain changes, and may contain additional conditions such as a post-approval study. If the FDA’s evaluation of a PMA application or manufacturing facilities is not favorable, the FDA will deny approval of the PMA or issue a not approvable letter. If the FDA determines that additional tests or clinical trials are necessary to obtain PMA approval, the PMA approval may be delayed for several months or years while the trials are conducted and data is submitted in an amendment to the PMA. The PMA process can be expensive, uncertain and lengthy and a number of devices for which FDA approval has been sought by other companies have never been approved by the FDA for marketing.

New PMA applications or PMA supplements may be required for modifications to the manufacturing process, labeling, device specifications, materials or design of a device that has been approved through the PMA process. PMA supplements often require submission of the same type of information as an initial PMA application, except that the supplement is limited to information needed to support any changes from the device covered by the approved PMA application and may or may not require as extensive technical or clinical data or the convening of an advisory panel.

FDA regulations require establishments to register and list medical devices they manufacture for distribution. Registered establishments are subject to FDA inspection on a routine basis for compliance with QSR. These regulations require that we manufacture our products and maintain related documentation in a prescribed manner with respect to manufacturing, testing and control activities, and product release for distribution. Failure by us or by our suppliers to comply with applicable regulatory requirements can result in enforcement action by the FDA or state authorities, which may include any of the following sanctions:

➢	warning letters, fines, injunctions, consent decrees and civil penalties;

➢	customer notifications, repair, replacement, refunds, recall or seizure of our products;

➢	operating restrictions, partial suspension or total shutdown of production;

➢	delay in processing marketing applications for new products or modifications to existing products;

➢	mandatory product recalls;

➢	withdrawing approvals that have already been granted; and

➢	criminal prosecution resulting in fines and imprisonment.

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The Medical Device Reporting, or MDR, laws and regulations require that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if the malfunction were to recur.

Deaths or serious injuries alleged to have been associated with the use of medical devices, as well as product malfunctions that likely would cause or contribute to death or serious injury if the malfunction were to recur must be reported in Canada, Europe and other countries with similar reporting requirements, such as the Medical Device Vigilance System relating to EC-Directives or medical devices. In addition, the FDA prohibits an approved device from being marketed for “off-label” (i.e., unapproved) use. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability, including substantial monetary penalties and criminal prosecution.

Both 510(k) cleared and approved PMA devices are subject to laws applicable to voluntary and mandatory device recalls to address problems when a device is defective and could be a risk to health, There are also requirements for device manufacturers under the corrections and removals reporting regulations, which require that manufacturers report to the FDA field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FFDCA that may present a risk to health.

Also, the FDA may require us to conduct post-market surveillance studies or establish and maintain a system for tracking our products through the chain of distribution to the patient level. The FDA and the Food and Drug Branch of the California Department of Health Services enforce regulatory requirements by conducting periodic, unannounced inspections and market surveillance. Inspections may include the manufacturing facilities of our subcontractors.

We and our contract manufacturers, specification developers and some suppliers of components or device accessories, also are required to manufacture our products in compliance with current Good Manufacturing Practice, or GMP, requirements set forth in the QSR. The QSR requires a quality system for the design, manufacture, packaging, labeling, storage, installation and servicing of marketed devices, and it includes extensive requirements with respect to quality management and organization, device design, buildings, equipment, purchase and handling of components or services, production and process controls, packaging and labeling controls, device evaluation, distribution, installation, complaint handling, servicing, and record keeping. The FDA evaluates compliance with the QSR through periodic unannounced inspections that may include the manufacturing facilities of our subcontractors. If the FDA believes that we or any of our contract manufacturers or regulated suppliers are not in compliance with these requirements, it can shut down our manufacturing operations, require recall of our products, refuse to approve new marketing applications, institute legal proceedings to detain or seize products, enjoin future violations or assess civil and criminal penalties against us or our officers or other employees.

Drugs

The clinical testing, manufacturing, labeling, storage, distribution, record keeping, advertising, promotion, import, export and marketing, among other things, of our product candidates are governed by extensive regulation by governmental authorities in the United States and other countries. The FDA, under the FFDCA, regulates pharmaceutical products in the United States. The steps required before a drug may be approved for marketing in the United States generally include:

➢	preclinical laboratory tests and animal tests conducted under Good Laboratory Practice, or GLP, requirements;

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➢	the submission to the FDA of an IND application for human clinical testing, which must become effective before human clinical trials commence;

➢	adequate and well-controlled human clinical trials to establish the safety and effectiveness of the product and conducted in accordance with Good Clinical Practice, or GCP, requirements;

➢	the submission to the FDA of an NDA;

➢	FDA acceptance, review and approval of the NDA; and

➢	satisfactory completion of an FDA inspection of the manufacturing facilities at which the product is made to assess compliance with current Good Manufacturing Practice, or cGMP, requirements.

The testing and approval process requires substantial time, effort and financial resources, and the receipt and timing of any approval is uncertain. The FDA may suspend clinical trials at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk.

Preclinical studies include laboratory evaluations of the product candidate, as well as animal studies to assess the potential safety and efficacy of the product candidate. The results of the preclinical studies, together with manufacturing information and analytical data, are submitted to the FDA as part of the IND, which must become effective before clinical trials may be commenced. The IND will become effective automatically 30 days after receipt by the FDA, unless the FDA raises concerns or questions about the conduct of the trials as outlined in the IND prior to that time. In this case, the IND sponsor and the FDA must resolve any outstanding concerns before clinical trials can proceed. A clinical hold, which requires that clinical trials cease recruitment, enrollment and study therapy be halted, can be imposed by FDA at any time during a product’s development.

Each clinical trial must be reviewed and approved by an independent institutional review board, or IRB. The IRB will consider, among other things, ethical factors, the safety of human subjects and the possible liability of the institution.

Clinical trials are typically conducted in three sequential phases prior to approval, but the phases may overlap. These phases generally include the following:

➢	Phase 1. Phase 1 clinical trials represent the initial introduction of a product candidate into human subjects, frequently healthy volunteers. In Phase 1, the product candidate is usually tested for safety, including adverse effects, dosage tolerance, absorption, distribution, metabolism, excretion and pharmacodynamics.

➢	Phase 2. Phase 2 clinical trials usually involve studies in a limited patient population to (1) evaluate the efficacy of the product candidate for specific indications, (2) determine dosage tolerance and optimal dosage and (3) identify possible adverse effects and safety risks.

➢	Phase 3. If a product candidate is found to be potentially effective and to have an acceptable safety profile in Phase 2 studies, the clinical trial program will be expanded to Phase 3 clinical trials to further demonstrate clinical efficacy, optimal dosage and safety within an expanded patient population at geographically dispersed clinical study sites.

Post approval studies, sometimes referred to as phase 4 clinical trials, are conducted after approval to gain additional experience from the treatment of patients in the intended therapeutic indication and to document a clinical benefit in the case of drugs approved under accelerated approval regulations, or when otherwise requested by the FDA in the form of post-market requirements or commitments. Failure to promptly conduct any required Phase 4 clinical trials could result in withdrawal of approval.

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The results of preclinical studies and clinical trials, together with detailed information on the manufacture, composition and quality of the product, are submitted to the FDA in the form of an NDA, requesting approval to market the product. The application must be accompanied by a significant user fee payment. The FDA has substantial discretion in the approval process and may refuse to accept any application or decide that the data is insufficient for approval and require additional preclinical, clinical or other studies.

Under the Prescription Drug User Fee Act, or PDUFA, as amended, each NDA must be accompanied by a user fee. The FDA adjusts the PDUFA user fees on an annual basis. According to the FDA’s fee schedule, effective through September 30, 2015, the user fee for each NDA application requiring clinical data is $2,335,200. PDUFA also imposes an annual product fee for drugs ($110,370), and an annual establishment fee ($569,200) on facilities used to manufacture prescription drugs. Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the first application filed by a small business. Additionally, no user fees are assessed on NDAs for products designated as orphan drugs, unless the product also includes a non-orphan indication.

Once the NDA has been accepted for filing, which occurs, if at all, 60 days after submission, the FDA sets a Prescription Drug User Fee Act date that informs the applicant of the specific date by which the FDA intends to complete its review. This is typically 10 months from the date of filing by FDA. The review process is often extended by FDA requests for additional information or clarification. The FDA reviews NDAs to determine, among other things, whether the proposed product is safe and effective for its intended use, and whether the product is being manufactured in accordance with cGMP to assure and preserve the product’s identity, strength, quality and purity. Before approving an NDA, the FDA may inspect the facilities at which the product is manufactured and will not approve the product unless the manufacturing facility complies with cGMP and may also inspect clinical trial sites for integrity of data supporting safety and efficacy. During the approval process, the FDA also will determine whether a risk evaluation and mitigation strategy, or REMS, is necessary to assure the safe use of the product. If the FDA concludes REMS is needed, the sponsor of the application must submit a proposed REMS; the FDA will not approve the application without an approved REMS, if required. REMS can substantially increase the costs of obtaining approval. The FDA may also convene an advisory committee of external experts to provide input on certain review issues relating to risk, benefit and interpretation of clinical trial data. The FDA may delay approval of an NDA if applicable regulatory criteria are not satisfied and/or the FDA requires additional testing or information. The FDA may require post-marketing testing and surveillance to monitor safety or efficacy of a product. FDA will issue either an approval of the NDA or a Complete Response Letter, detailing the deficiencies and information required in order for reconsideration of the application.

Post-approval requirements

Drugs manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to recordkeeping, periodic reporting, product distribution, advertising and promotion and reporting of adverse experiences with the product. After approval, most changes to the approved product, such as adding new indications or other labeling claims, some manufacturing and supplier changes are subject to prior FDA review and approval. There also are continuing, annual user fee requirements for the establishments at which such products are manufactured, as well as new application fees for certain supplemental applications.

The FDA may impose a number of post-approval requirements as a condition of approval of a PMA or NDA. For example, the FDA may require post-marketing testing, including phase 4 clinical trials, and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization.

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In addition, entities involved in the manufacture and distribution of approved devices or drugs are required to register their establishments with the FDA and state agencies, and are subject to periodic unannounced inspections by the FDA and these state agencies for compliance with QSR/cGMP requirements. Changes to the manufacturing process are strictly regulated and often require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from QSR/cGMP and impose reporting and documentation requirements upon the sponsor and any third-party manufacturers that the sponsor may decide to use. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain QSR/cGMP compliance.

Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution or other restrictions under a REMS program. Other potential consequences include, among other things:

➢	restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

➢	fines, warning letters or holds on post-approval clinical trials;

➢	refusal of the FDA to approve pending applications or supplements to approved applications, or suspension or revocation of product license approvals;

➢	product seizure or detention, or refusal to permit the import or export of products; or

➢	injunctions or the imposition of civil or criminal penalties.

The FDA strictly regulates marketing, labeling, advertising and promotion of products that are placed on the market. Drugs may be promoted only for the approved indications and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability.

Regulation in the European Union

In the European Union, or EU, we are required under the European Medical Device Directive (Council Directive 93/42/EEC) to affix the CE mark to our certain of our products in order to sell the products in member countries of the EU. The CE mark is an international symbol that represents adherence to certain essential principles of safety and effectiveness mandated in the European Medical Device Directive, which are referred to as the “essential requirements”. Once affixed, the CE mark enables a product to be sold within the European Economic Area, or EEA, which is composed of the 28 member states of the EU plus Norway, Iceland and Liechtenstein.

To demonstrate compliance with the essential requirements, we must undergo a conformity assessment procedure which varies according to the type of medical device and its classification. Except for low risk medical devices (Class I with no measuring function and which are not sterile) where the manufacturer can issue an EC Declaration of Conformity based on a self-assessment of the conformity of its products with the essential requirements of the Medical Devices Directive, a conformity assessment procedure requires the intervention of an organization accredited by a member state of the EEA to conduct

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conformity assessments, or a notified body. Depending on the relevant conformity assessment procedure, the notified body would typically audit and examine the technical file and the quality system for the manufacture, design and final inspection of our devices. The notified body issues a CE certificate of Conformity following successful completion of a conformity assessment procedure conducted in relation to the medical device and its manufacturer and their conformity with the essential requirements. This certificate entitles the manufacturer to affix the CE mark to its medical devices after having prepared and signed a related EC Declaration of Conformity.

If we modify our devices we may need to apply for permission to affix the CE mark to the modified product. Additionally, we may need to apply for a CE mark for any new products that we may develop in the future. Certain products regulated as medical devices according to EC-Directives are subject to vigilance requirements for reporting of adverse events.

Regulation in other countries

We will be subject to additional regulations in other countries in which we market, sell and import our products, including Canada. We or our distributors must receive all necessary approvals or clearance prior to marketing and/or importing our products in those markets.

The International Standards Organization, or ISO, promulgates internationally recognized standards, including those for the requirements of quality systems. To support ISO certifications, surveillance audits are conducted by a notified body yearly and recertification audits every three years that assess continued compliance with the relevant ISO standards.

Federal and state fraud and abuse, data privacy and security and transparency laws

In addition to FDA restrictions on marketing and promotion of drugs and devices, other federal and state laws restrict our business practices. These laws include, without limitation, anti-kickback and false claims laws, data privacy and security laws, as well as transparency laws regarding payments or other items of value provided to healthcare providers.

The federal Anti-Kickback Statute prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving any remuneration (including any kickback, bribe or rebate), directly or indirectly, overtly or covertly, to induce or in return for purchasing, leasing, ordering or arranging for or recommending the purchase, lease or order of any good, facility, item or service reimbursable, in whole or in part, under Medicare, Medicaid or other federal healthcare programs. The term “remuneration” has been broadly interpreted to include anything of value. Although there are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, the exceptions and safe harbors are drawn narrowly. Practices that involve remuneration that may be alleged to be intended to induce prescribing, purchases or recommendations may be subject to scrutiny if they do not qualify for an exception or safe harbor. Failure to meet all of the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the Anti-Kickback Statute. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all its facts and circumstances. Several courts have interpreted the statute’s intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of federal healthcare covered business, the Anti-Kickback Statute has been violated. Additionally, the intent standard under the Anti-Kickback Statute was amended by the Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010, collectively the ACA, to a stricter standard such that a person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. In

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addition, the ACA codified case law that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act.

The federal civil and criminal false claims laws, including the federal civil False Claims Act, prohibit, among other things, any person or entity from knowingly presenting, or causing to be presented, a false claim for payment to, or approval by, the federal government, including the Medicare and Medicaid programs, or knowingly making, using, or causing to be made or used a false record or statement material to a false or fraudulent claim or to avoid, decrease or conceal an obligation to pay money to the federal government.

The federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, created new federal criminal statutes that prohibit among other actions, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payors, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense, and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Like the Anti-Kickback Statute, the ACA amended the intent standard for certain healthcare fraud under HIPAA such that a person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

The civil monetary penalties statute imposes penalties against any person or entity that, among other things, is determined to have presented or caused to be presented a claim to a federal health program that the person knows or should know is for an item or service that was not provided as claimed or is false or fraudulent.

In addition, we may be subject to data privacy and security regulation by both the federal government and the states in which we conduct our business. HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and its implementing regulations, imposes certain requirements relating to the privacy, security and transmission of individually identifiable health information. Among other things, HITECH makes HIPAA’s security standards directly applicable to business associates, independent contractors or agents of covered entities that receive or obtain protected health information in connection with providing a service on behalf of a covered entity. HITECH also created four new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions. In addition, state laws govern the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

Additionally, the federal Physician Payments Sunshine Act, created under the ACA and its implementing regulations, require certain manufacturers of drugs, devices, biological products and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to report information related to certain payments or other transfers of value provided to physicians and teaching hospitals, or to entities or individuals at the request of, or designated on behalf of, the physicians and teaching hospitals and to report annually certain ownership and investment interests held by physicians and their immediate family members. Failure to submit timely, accurately and completely the required information for all payments, transfers of value and ownership or

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investment interests may result in civil monetary penalties of up to an aggregate of $150,000 per year and up to an aggregate of $1 million per year for “knowing failures.” Covered manufacturers were required to submit reports on aggregate payment data to the government for the first reporting period (August 1, 2013—December 31, 2013 by March 31, 2014, and were required to report detailed payment data for the first reporting period and submit legal attestation to the completeness and accuracy of such data by June 30, 2014. Thereafter, covered manufacturers must submit reports by the 90th day of each subsequent calendar year. CMS released certain data on a public website in September 2014.

Also, many states have similar statutes or regulations that may be broader in scope than the aforementioned federal laws and may apply regardless of payor, in addition to items and services reimbursed under Medicaid and other state programs. Additionally, our business operations in foreign countries and jurisdictions, including Canada and the European Union, may subject us to additional regulation.

Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available under such laws, it is possible that some of our business activities could be subject to challenge under one or more of such laws. If our operations are found to be in violation of any of the health regulatory laws described above or any other laws that apply to us, we may be subject to penalties, including potentially significant criminal and civil and/or administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from participation in government healthcare programs, contractual damages, reputational harm, administrative burdens, diminished profits and future earnings, and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations.

Coverage and reimbursement

Sales of pharmaceutical and medical device products depend in significant part on the availability of coverage and adequate reimbursement for our products and/or procedures in which they are used by third-party payors, such as state and federal governmental authorities, including those that administer the Medicare and Medicaid programs, managed care organizations and private insurers. Patients who are prescribed treatments for their conditions and providers performing the prescribed services generally rely on third-party payors to reimburse all or part of the associated healthcare costs. Patients and providers are unlikely to use our products unless coverage is provided and reimbursement is adequate to cover a significant portion of the cost of our products and/or procedures in which our products are used. A pharmaceutical product or procedure may not be reimbursed by third party payors based on a number of factors, such as a determination that it is experimental, cosmetic, not medically necessary, or not appropriate for a particular patient. Additionally, a third-party payor’s decision to provide coverage for a drug and/or a procedure does not imply that an adequate reimbursement rate will be approved. In the United States, no uniform policy of coverage and reimbursement for products exists among third-party payors. Therefore, coverage and reimbursement for products can differ significantly from payor to payor. Decisions regarding the extent of coverage and amount of reimbursement to be provided for each of our product candidates will be made on a plan by plan basis. One payor’s determination to provide coverage for a product does not assure that other payors will also provide coverage, and adequate reimbursement, for the product.

Additionally, the coverage determination process is often a time-consuming and costly process that will require us to provide scientific and clinical support for the use of our product candidates to each payor separately, with no assurance that coverage and adequate reimbursement will be obtained. Also, third-party payors are developing increasingly sophisticated methods of controlling healthcare costs. For example, the Centers for Medicare & Medicaid Services, or CMS, modified its reimbursement practice

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for wound care in 2014 to pay a single amount to cover both the cost of the graft and procedure for Medicare patients in a hospital outpatient setting, as opposed to reimbursing for each separately under the old reimbursement regime. As a result, coverage, reimbursement and placement determinations are complex and are often the subject of extensive negotiations between the payor and the manufacturer.

In some non-U.S. jurisdictions, the proposed pricing for a product or product candidate must be approved before it may be lawfully marketed; however, the requirements governing pricing vary widely from country to country. For example, the European Union provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. A member state may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market.

Healthcare reform

Current and future legislative proposals to further reform healthcare or reduce healthcare costs may result in lower reimbursement for our products, or for the procedures associated with the use of our products, or limit coverage of our products. The cost containment measures that payors and providers are instituting and the effect of any healthcare reform initiative implemented in the future could significantly reduce our revenues from the sale of our products.

For example, implementation of the ACA has the potential to substantially change healthcare financing and delivery by both governmental and private insurers, and significantly impact the pharmaceutical and medical device industries. The ACA imposed, among other things, a new federal excise tax on the sale of certain medical devices, established an annual, nondeductible fee on any entity that manufactures or imports certain specified branded prescription drugs and biologic agents, revised the methodology by which rebates owed by manufacturers to the state and federal government for covered outpatient drugs under the Medicaid Drug Rebate Program are calculated, increased the minimum Medicaid rebates owed by most manufacturers under the Medicaid Drug Rebate Program, extended the Medicaid Drug Rebate program to utilization of prescriptions of individuals enrolled in Medicaid managed care organizations, and provided incentives to programs that increase the federal government’s comparative effectiveness research.

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. In August 2011, the President signed into law the Budget Control Act of 2011, which, among other things, created the Joint Select Committee on Deficit Reduction to recommend to Congress proposals in spending reductions. The Joint Select Committee did not achieve a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, triggering the legislation’s automatic reduction to several government programs. This includes reductions to Medicare payments to providers of 2% per fiscal year, which went into effect in April 2013 and will remain in effect through 2024 unless additional congressional action is taken. In January 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, reduced Medicare payments to several providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for our products or additional pricing pressure.

Business

MANUFACTURING

We currently rely on contract manufacturing organizations, or CMOs, to manufacture all of our products. We currently use a CMO based in Canada for the manufacture of our gels, as well as CMOs based in Canada and the United States for the manufacture of our multi-LED lights. As our revenue increases, we may consider in-sourcing manufacturing of our gels in order to increase profitability by leveraging economies of scale. We are also exploring establishing secondary manufacturing sites in other jurisdictions, either through CMO relationships or on our own.

EMPLOYEES

As of September 30, 2014, we had 30 employees. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We have never experienced any employment related work stoppages, and we consider our relations with our employees to be good. We have also engaged and may continue to engage independent contractors to assist us with operational and human resource functions.

	At December 31,			At September 30,
	2011	2012	2013	2014
Function:
General and administrative	4	5	5	6
Research and development	7	10	8	14
Supply chain, quality and product management	3	5	6	8
Business development, sales and marketing	3	5	2	2

Geography:
Canada	17	24	20	28
United States	—	—	1	2
Europe	—	1	—	—

FACILITIES

We lease our principal executive and operational offices and laboratory space, which consists of 20,783 square feet, located in Laval, Québec. The lease for these facilities expires on April 30, 2018. We believe that our current facility is sufficient to meet our needs. We also have small offices in Washington, D.C. and Milan and Ascoli Piceno, Italy.

LEGAL PROCEEDINGS

From time to time we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. We are not presently a party to any legal proceedings that, if determined adversely to us, would individually or taken together have a material adverse effect on our business, results of operations, financial condition or cash flows. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Management

EXECUTIVE OFFICERS AND DIRECTORS

The following table sets forth information concerning our executive officers and directors as of December 2, 2014:

Name	Age	Position(s)
Executive Officers
Lise Hébert, PhD	52	President, Chief Executive Officer and Director
Mariano Rodriguez	45	Chief Financial Officer and Senior Vice President of Corporate Development
Todd Martensen	47	Chief Commercial Officer

Directors
Francesco Bellini, PhD(1)	67	Executive Chairman of the Board of Directors
Harry Baikowitz, PhD(1)	78	Director
Carlo Bellini(2)	30	Director
Charles Herington(2)	55	Director
Jean Lamarre(1)(2)	60	Director
Lynne D. Nauss	54	Director
Giovanni Scapagnini, M.D, PhD	48	Director

(1)	Member of the compensation committee.
(2)	Member of the audit committee.

EXECUTIVE OFFICERS

Lise Hébert, PhD has served as our President and Chief Executive Officer and as a member of our board of directors since April 2009. Prior to joining our company, Dr. Hébert served as vice president of Corporate Communications at Bellus Health Inc., a biotechnology company, for over 10 years. Dr. Hébert holds a PhD in Experimental Medicine and a Post-Doctoral degree from McGill University, and she is the author of several patents. She currently serves on the Life Sciences Committee of the Fédération des Chambres du Commerce du Québec. Our board of directors believes that Dr. Hébert’s industry experience in the biopharmaceutical sector qualifies her to serve on our board of directors.

Mariano Rodriguez, CPA, CA has served as our Chief Financial Officer and Senior Vice President of Corporate Development since November 2014 and previously served as our Vice President and Chief of Finance and Operations since August 2011. From May 2009 to August 2011, he was the executive vice president and chief financial officer of GFI Solutions Group Inc., an information technology software and services company. From January 2005 to May 2009, he was vice president and chief financial officer of Bellus Health Inc. and previously served as vice president and chief financial officer of Galileo Genomics Inc., a biotechnology company. He began his career at Ernst & Young LLP. Mr. Rodriguez holds a diploma in Public Accounting and a Bachelors of Commerce degree from McGill University, and is also a certified CPA, CA in Canada and CPA in the United States.

Todd Martensen has served as our Chief Commercial Officer since October 2014. From February 2010 to October 2014, he served as Vice President of the Americas for Danaher Corporation’s Leica Medical Division, an imaging equipment company. From May 2009 to February 2010, he was Vice President of

Management

Sales and Marketing at Merit Medical Systems Inc., a medical devices company. He previously held several executive management positions in Johnson & Johnson’s Cordis unit, a unit focused on medical device development, and was Vice President of Sales and Marketing for Alveolus, Inc., a start-up medical device company. Mr. Martensen holds a Bachelor of Arts degree in Marketing from Arizona State University.

DIRECTORS

Francesco Bellini, PhD has served as Executive Chairman of our board of directors since December 2007. Until 2001, Dr. Bellini was the Chairman of the board of directors and Chief Executive Officer of BioChem Pharma Inc., a biopharmaceutical company focused on infectious diseases and cancer, which he co-founded in 1986. Dr. Bellini currently serves as Chairman of the board of directors of Ascoli Picchio F.C. 1898 S.p.A., Bellus Health Inc., Domodimonti srl Società Agricola, FB Health S.p.A, Iniziative Immobiliari Marchigiane Srl, and Picchio International Inc., and previously served as chairman of the board of directors of ViroChem Pharma Inc. From 1997 to June 2014, Dr. Bellini served on the board of directors of Molson Coors Brewing Company Inc. Dr. Bellini received his Bachelor of Science degree in 1972 from Concordia University and his PhD in organic chemistry from the University of New Brunswick in 1977. Our board of directors believes that Dr. Bellini’s experience with life sciences companies qualifies him to serve on our board of directors.

Harry Baikowitz, PhD has served as a member of our board of directors since July 2012. Since 2000, Dr. Baikowitz has been president of Baikowitz and Associates, Inc., a consulting firm. He was previously president and chief executive officer of Technitrol-Eco Inc., a testing and forensic laboratory company. Dr. Baikowitz holds a Bachelor of Science in Chemistry from Concordia University and a PhD in Polymer Chemistry from the University of Montreal. Our board of directors believes that Dr. Baikowitz’s experience in business qualifies him to serve on our board of directors.

Carlo Bellini has served as a member of our board of directors since April 2009 and has also served as our Director of Corporate Development since September 2014. Mr. Bellini previously served as managing director of Vitus Capital Holdings Ltd., a private U.K. fund, from June 2011 to September 2014. He served as President of Domodimonti Srl, an Italian agricultural company, between April 2009 and June 2011. Prior to 2009, Mr. Bellini worked in different capacities at a variety of funds. Mr. Bellini received his Bachelor of Arts in Finance from McGill University. Our board of directors believes that Mr. Bellini’s experience in international business management qualifies him to serve on our board of directors.

Charles Herington has served as a member of our board of directors since June 2014. Since August 2013, Mr. Herington has been president of global operations and vice chairman of Zumba Fitness, LLC. From 2006 to September 2012, he worked at Avon Products, Inc., a beauty products company, where he became president of emerging and developing markets. Since 2003, Mr. Herington has served on the boards of directors of Molson Coors Brewing Company Inc. and NII Holdings, Inc. Mr. Herington received his Bachelor of Science in Chemical Engineering from Instituto Tecnológico y de Estudios Superiores de Monterrey. Our board of directors believes that Mr. Herington’s management experience qualifies him to serve on our board of directors.

Jean Lamarre has served as a member of our board of directors since October 2009. Since 1995, Mr. Lamarre has been president of 2856166 Canada Inc. (Lamarre Consultants), which organizes financing for new and expanding companies. He is executive chairman of Semafo Inc. and chairman of D-Box Technologies Inc., Tele-Québec, Le Devoir, Société de Développement Angus, Centre d’Accueil Marcelle, Therillia Development Company Inc. and Mispro Biotech Services Inc. Mr. Lamarre previously

Management

served as chairman of GoviEx Uranium Inc. from January 2011 to December 2011. He is a director of TSO3 Inc., Groupe Delom Inc., Caprion Proteomic Inc. and Argos Therapeutics Inc. He is also a member of the Independent Review Committee of Investor Group Investment Management Ltd. Mr. Lamarre received a Bachelor of Business Administration in Applied Economics from École des Hautes Études Commerciales de Montréal. Our board of directors believes that Mr. Lamarre’s capital markets and funding experience qualifies him to serve on our board of directors.

Lynne Nauss has served as a member of our board of directors since November 2013. From 2001 to December 31, 2011, Ms. Nauss worked at Kinetic Concepts Inc., a global medical technology company, where she ultimately held the position of Executive Vice President and Chief Executive Officer. She was also an executive at affiliates of F. Hoffman-La Roche Ltd. for 19 years and is currently a member of the board of directors of Invictus Medical. Ms. Nauss received her Bachelor of Arts in French from Indiana University. Ms. Nauss is currently retired. Our board of directors believes that Ms. Nauss’s management experience qualifies her to serve on our board of directors.

Giovanni Scapagnini, M.D, PhD has served as a member of our board of directors since October 2009. Dr. Scapagnini has been an associate professor of Clinical Biochemistry at the University of Molise since 2006, where he researches genetics and cellular stress response and the molecular mechanisms of brain aging and neurodegenerative disorders. He received his PhD in Neurobiology and MD from the University of Catania. Our board of directors believes that Dr. Scapagnini’s scientific research experience qualifies him to serve on our board of directors.

FAMILY RELATIONSHIPS

The Executive Chairman of our board of directors, Francesco Bellini is the father of Carlo Bellini, a member of our board of directors. There are no other family relationships among any of our executive officers and directors.

BOARD COMPOSITION

Our board of directors currently consists of eight members. Our directors are elected at each annual general meeting of our shareholders and serve until their successors are elected or appointed, unless their office is earlier vacated. Two of our directors, Francesco Bellini and Carlo Bellini, were designated as directors by Picchio International Inc. pursuant to the terms of a shareholders’ agreement, which will terminate upon consummation of this offering. Upon the closing of this offering, our articles will provide that the number of directors may be between three and fifteen; provided that, between annual general meetings of our shareholders, the directors may appoint one or more additional directors, but the number of additional directors may not at any time exceed one-third of the number of directors who held office at the expiration of the last meeting of our shareholders. Under the CBCA, at least 25% of our directors must be resident Canadians.

DIRECTOR INDEPENDENCE

As a foreign private issuer, under the listing requirements and rules of the NASDAQ Global Market, we are not required to have independent directors on our board of directors, except to the extent that our audit committee is required to consist of independent directors, subject to certain phase-in schedules. Nevertheless, our board of directors has undertaken a review of the independence of the directors and considered whether any director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. Based upon

Management

information requested from, and provided by, each director concerning such director’s background, employment and affiliations, including family relationships, our board of directors determined that Harry Baikowitz, Charles Herington, Jean Lamarre, Lynne Nauss and Giovanni Scapagnini, being five of our eight directors, are “independent directors” as defined under applicable rules of the NASDAQ Global Market (to which we are not subject) and the independence requirements contemplated by Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances that our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital shares by each non-employee director and the transactions involving them described in the section of this prospectus titled “Certain Relationships and Related Party Transactions.”

MANDATE OF THE BOARD OF DIRECTORS

The mandate of our board of directors is to oversee corporate performance and to provide quality, depth and continuity of management so that we can meet our strategic objectives. In particular, our board of directors focuses its attention on the following key areas of responsibility:

➢	appointing and supervising the chief executive officer and other senior officers;

➢	supervising strategy implementation and performance;

➢	monitoring our financial performance and reporting;

➢	identifying and supervising the management of our principal business risks;

➢	monitoring our legal and ethical conduct;

➢	maintaining shareholder relations; and

➢	developing and supervising our governance strategy.

The board of directors discharges many of its responsibilities through its standing committees: the audit committee and the compensation committee. Other committees may be formed periodically by our board of directors to address specific issues that are not on-going in nature. The duties and responsibilities delegated to each of the standing committees are prescribed in the respective charter of each standing committee.

ROLE OF THE BOARD IN RISK OVERSIGHT

Our board of directors is primarily responsible for the oversight of our risk management activities and has delegated to the audit committee the responsibility to assist our board in this task. While our board oversees our risk management, our management is responsible for day-to-day risk management processes. Our board of directors expects our management to consider risk and risk management in each business decision, to proactively develop and monitor risk management strategies and processes for day-to-day activities and to effectively implement risk management strategies adopted by the board of directors. We believe this division of responsibilities is the most effective approach for addressing the risks we face.

Management

BOARD COMMITTEES

Our board of directors has established an audit committee and a compensation committee.

Audit committee

Upon completion of this offering, our audit committee will initially consist of Jean Lamarre, Charles Herington and Carlo Bellini. Our board of directors has determined that Jean Lamarre and Charles Herington meet the criteria for independence of audit committee members set forth in Rule 10A-3(b)(1) under the Exchange Act. With respect to the third member of our audit committee, we intend to rely on the phase-in rules of the SEC and NASDAQ regarding the independence of audit committee members. These rules require that all members of our audit committee meet the independence standard for audit committee membership within one year of the effectiveness of the registration statement of which this prospectus forms a part. Each member of our audit committee will meet the financial literacy requirements of the listing standards of the NASDAQ Global Market. Jean Lamarre is the chairman of the audit committee and our board of directors has determined that he is an audit committee “financial expert,” as defined by Item 407(d) of Regulation S-K under the Securities Act. The principal duties and responsibilities of our audit committee include, among other things:

➢	reviewing and pre-approving the engagement of our independent registered public accounting firm to perform audit services and any permissible non-audit services;

➢	evaluating the performance of our independent registered public accounting firm and deciding whether to retain their services;

➢	monitoring the rotation of partners of our independent registered public accounting firm on our engagement team as required by law;

➢	reviewing our annual and quarterly financial statements and reports and discussing the statements and reports with our independent registered public accounting firm and management; including a review of disclosures under the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations;”

➢	considering and approving or disapproving of all related party transactions;

➢	reviewing, with our independent registered public accounting firm and management, significant issues that may arise regarding accounting principles and financial statement presentation, as well as matters concerning the scope, adequacy and effectiveness of our financial controls;

➢	conducting an annual assessment of the performance of the audit committee and its members, and the adequacy of its charter; and

➢	establishing procedures for the receipt, retention and treatment of complaints received by us regarding financial controls, accounting or auditing matters.

Our audit committee will operate under a written charter, to be effective immediately prior to the closing of this offering, that satisfies the applicable rules and regulations of the SEC and the listing standards of the NASDAQ Global Market.

Compensation committee

Our compensation committee consists of three directors, Francesco Bellini, Harry Baikowitz and Jean Lamarre, two of which are non-employee members of our board of directors as defined in Rule 16b-3 under the Exchange Act and outside directors as that term is defined in Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code. The composition of our compensation committee

Management

meets the requirements for independence under current rules and regulations of the SEC and the listing standards of the NASDAQ Global Market. Jean Lamarre is the chairman of the compensation committee. The principal duties and responsibilities of our compensation committee include, among other things:

➢	determining the compensation and other terms of employment of our chief executive officer and our other executive officers, and reviewing and approving corporate performance goals and objectives relevant to such compensation;

➢	reviewing and recommending to the full board of directors the compensation of our directors;

➢	evaluating, adopting and administering the stock option plan, compensation plans and similar programs advisable for us, as well as modifying or terminating existing plans and programs;

➢	establishing policies with respect to equity compensation arrangements; and

➢	reviewing and evaluating, at least annually, the performance of the compensation committee and the adequacy of its charter.

Our compensation committee will operate under a written charter, to be effective immediately prior to the closing of this offering, that satisfies the applicable rules and regulations of the SEC and the listing standards of the NASDAQ Global Market.

CODE OF BUSINESS CONDUCT AND ETHICS

In connection with this offering, we intend to adopt a Code of Business Conduct and Ethics, or the Code of Conduct, applicable to all of our employees, executive officers and directors. Following the closing of this offering, the Code of Conduct will be available on our website at www.kloxtechnologies.com. The audit committee of our board of directors will be responsible for overseeing the Code of Conduct and must approve any waivers of the Code of Conduct for employees, executive officers and directors. We expect that any amendments to the Code of Conduct, or any waivers of its requirements, will be disclosed on our website.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The aggregate compensation paid and benefits in kind granted by us to our current executive officers and directors, including share-based payments, for the year ended December 31, 2013 was C$1.3 million, of which $0.4 million related to share-based payments. For the year ended December 31, 2013, no amounts were set aside or accrued to provide pension, retirement or similar benefits to our executive officers.

For a discussion of our employment arrangements with our executive officers, see “Certain Relationships and Related Person Transactions—Employment Agreements” and for a discussion of a consulting agreement with an entity affiliated with one of our directors see “Certain Relationships and Related Person Transactions—Consulting Agreements.” For more information regarding the stock options and other share-based awards granted to our directors and executive officers see “—Stock Option Plan” and “Description of Share Capital—Share Capital—Deferred Share Units.”

Except the arrangements described in “Certain Relationships and Related Person Transactions—Employment Agreements,” there are no arrangements or understanding between us and any of our other executive officers or directors providing for benefits upon termination of their employment, other than as required by applicable law.

Management

STOCK OPTION PLAN

Our stock option plan, adopted on April 14, 2009, amended on January 17, 2012, and amended and restated on May 9, 2014, provides for the granting of options to purchase common shares to our employees, non-employee directors and consultants. Our board of directors is responsible for administering the stock option plan, taking into account the guidelines and recommendations submitted from time to time by management.

The maximum number of common shares issuable under the stock option plan is determined by our board of directors, which may not exceed 10% of the common shares issued and outstanding from time to time on the date of each grant, or deemed to be issued and outstanding, assuming the exercise of all securities, warrants and other rights (other than options granted pursuant to the stock option plan) that are convertible into or exercisable or exchangeable for common shares. In the event that there is an increase in our shares outstanding, the maximum number of common shares issuable under the stock option plan (including both allocated and unallocated options) will increase by 10% of such increase in our shares outstanding. The exercise price of options granted is determined by our board of directors at the date of grant. Unless otherwise determined by our board of directors, options expire on the tenth anniversary of the date of grant and the options vest over a period of five years at the rate of 20% per year commencing on the first anniversary of the grant.

When an employee or a consultant’s consulting agreement or arrangement is terminated prior to the expiry date of his options, such employee or consultant shall have 90 days following the date of termination to exercise any option he was granted under the stock option plan. When an employee or a consultant is terminated for cause, his outstanding options expire immediately.

In the event of a participant’s death, the exercise date of any portion of his options shall be accelerated so that his options may be exercised by his legal personal representative(s), who will be permitted to exercise all outstanding options within 12 months following the date of its death (but in no event after the expiry date of such options).

Our board of directors has the power to modify or amend the stock option plan or any outstanding options at any time, provided that the modification or amendment does not impair the rights of a holder of a previously-granted option. The stock option plan will be amended following a successful initial public offering of securities only to the extent to comply with applicable rules and regulations of regulatory authorities.

Management

OUTSTANDING EQUITY AWARDS AS OF SEPTEMBER 30, 2014

The following table presents information regarding outstanding equity awards held by our executive officers and directors as of September 30, 2014.

	Option awards
Name	Number of common shares underlying unexercised options (#) exercisable	Number of common shares underlying unexercised options (#) unexercisable	Option exercise price			Option expiration date
Lise Hébert, PhD	26,505	—	C$	1.00		4/14/2019
	45,436	11,359	C$	1.00		5/28/2020
	40,000	60,000	C$	1.00		10/12/2021
	400	600	C$	5.00		4/12/2022
	8,000	12,000	C$	5.00		6/29/2022
	—	75,000	C$	10.00		4/17/2024

Mariano Rodriguez	22,000	33,000	C$	1.00		10/12/2021
	400	600	C$	5.00		4/12/2022
	2,000	3,000	C$	5.00		6/29/2022
	8,000	32,000	C$	5.00		10/4/2022
	—	50,000	C$	10.00		4/17/2024

Todd Martensen(1)	—	—		—		—

Francesco Bellini, PhD	1,500	—	C$	1.00		4/14/2019
	30,000	45,000	C$	5.00		6/29/2022
	14,800	59,200	C$	7.50		5/28/2023
	—	75,000	C$	10.00		4/17/2024

Harry Baikowitz, PhD	3,600	5,400	C$	5.00		7/6/2022
	600	2,400	C$	5.00		10/4/2022
	600	2,400	C$	7.50		5/28/2023
	—	11,000	C$	7.50		12/20/2023

Carlo Bellini	1,500	—	C$	1.00		4/14/2019
	9,600	2,400	C$	1.00	(2)	1/1/2020
	7,200	4,800	C$	1.00	(2)	1/1/2021
	3,400	5,100	C$	1.00		10/12/2021
	1,200	1,800	C$	5.00		6/29/2022
	600	2,400	C$	7.50		5/28/2023

Charles Herington	—	20,000	C$	15.00		6/16/2024

Jean Lamarre	1,200	300	C$	1.00		10/30/2019
	9,600	2,400	C$	1.00	(2)	1/1/2020
	7,200	4,800	C$	1.00	(2)	1/1/2021
	3,400	5,100	C$	1.00		10/12/2021
	1,200	1,800	C$	5.00		6/29/2022
	600	2,400	C$	7.50		5/28/2023

Lynne Nauss	—	20,000	C$	7.50		12/20/2023

Management

	Option awards
Name	Number of common shares underlying unexercised options (#) exercisable	Number of common shares underlying unexercised options (#) unexercisable	Option exercise price			Option expiration date
Giovanni Scapagnini, MD, PhD	1,200	300	C$	1.00		10/30/2019
	9,600	2,400	C$	1.00	(2)	1/1/2020
	7,200	4,800	C$	1.00	(2)	1/1/2021
	3,400	5,100	C$	1.00		10/12/2021
	1,200	1,800	C$	5.00		6/29/2022
	600	2,400	C$	7.50		5/28/2023

(1)	Mr. Martensen was hired as our chief commercial officer in October 2014 and was granted an option to purchase 100,000 common shares at an exercise price equal to US$20.26 on November 5, 2014. The option expires on November 5, 2024.
(2)	Represents aggregate exercise price.

Certain relationships and related person transactions

Unless otherwise specified, all references to “$” in this “Certain Relationships and Related Person Transactions” section refer to Canadian dollars.

The following is a summary of transactions since January 1, 2011 to which we have been a participant in which the amount involved exceeded or will exceed US$120,000, and in which any of our then directors, executive officers or holders of more than 5% of any class of our capital shares at the time of such transaction, or any members of their immediate family, had or will have a direct or indirect material interest.

PRIVATE PLACEMENTS

See “Description of Share Capital—History of Securities Issuances.”

ISSUANCE OF WARRANTS

In connection with the line of credit we established with a Canadian chartered bank on October 12, 2011, we issued warrants to purchase 15,230 of our common shares to Francesco Bellini. Mr. Bellini exercised these warrants to purchase common shares on November 13, 2014, at a purchase price of $1.00 per share.

In connection with the line of credit we established with a Canadian chartered bank on June 29, 2012, we issued warrants to purchase 30,460 of our common shares to Francesco Bellini. Each warrant entitles its holder to purchase one of our common shares at a price of $5.00 per share until the earlier of (i) October 11, 2016, (ii) the date upon which we repay in full and close our line of credit with the bank and (iii) the date upon which Francesco Bellini is released by the bank from his personal guaranty with respect to our line of credit.

EMPLOYMENT AGREEMENTS

Below are written descriptions of our employment agreements with each of our executive officers. All such agreements contain provisions regarding non-competition, non-solicitation of employees, confidentiality of information and assignment of inventions. The non-competition and non-solicitation provisions apply for a period of 24 months with respect to Lise Hébert and Mariano Rodriguez, and for a period of 12 months with respect to Todd Martensen, following termination of the respective officer’s employment.

Lise Hébert, PhD

We entered into an employment agreement with Dr. Hébert in October 2012 setting forth the terms of her employment. Pursuant to the agreement, Dr. Hébert is entitled to an initial annual base salary of $275,000, subject to adjustment as may be determined by our board of directors from time to time. Dr. Hébert’s base salary is currently $292,838. Dr. Hébert’s employment agreement also provides for an annual target bonus of up to 40% of her base salary, subject to attainment of individual and company-wide performance goals established annually by our board of directors, a monthly car allowance of $1,000, reimbursement of expenses, participation in company-sponsored employee benefit plans and annual registered retirement savings plan (RRSP) matching of up to 5% of Dr. Hébert’s base salary.

Certain relationships and related person transactions

We may generally terminate Dr. Hébert’s employment upon 45 days prior notice to her and Dr. Hébert may generally terminate her employment upon 60 days prior notice to us; provided, that we may terminate Dr. Hébert’s employment “for cause” at any time. In the event that we terminate Dr. Hébert’s employment with us as a result of us undergoing a change of control or other than “for cause,” or if Dr. Hébert resigns her employment with us for “good reason,” Dr. Hébert is entitled to receive as severance: (1) an amount equal to three times her annual base salary plus three times her target bonus in the year of termination and (2) continuation of all other benefits or allowances and reimbursements, other than short-term and long-term disability plan participation, until the earlier of three years following termination or the date on which Dr. Hébert accepts employment with another entity. Further, if Dr. Hébert’s employment with us is terminated other than “for cause,” Dr. Hébert is entitled to exercise any vested stock options that she holds for a period of three years following such termination and any such stock options shall continue to vest linearly over the three-year severance; provided, that all of Dr. Hébert’s outstanding stock options vest immediately upon us undergoing a change of control. In addition, if Dr. Hébert’s employment with us terminates as a result of her death, we have agreed to pay her estate an amount equal to one-half of her annual base salary as of immediately prior to her death.

Mariano Rodriguez, CPA, CA

We entered into an employment agreement with Mr. Rodriguez in October 2012 setting forth the terms of his employment. Pursuant to the agreement, Mr. Rodriguez is entitled to an initial annual base salary of $240,000, subject to adjustment as may be determined by our board of directors from time to time. Mr. Rodriguez’s base salary is currently $252,765. Mr. Rodriguez’s employment agreement also provides for an annual target bonus of up to 30% of his base salary, subject to attainment of individual and company-wide performance goals established annually by our board of directors, a monthly car allowance of $1,000, reimbursement of expenses, participation in company-sponsored employee benefit plans and annual registered retirement savings plan (RRSP) matching of up to 5% of Mr. Rodriguez’s base salary.

We may generally terminate Mr. Rodriguez’s employment upon 45 days prior notice to him and Mr. Rodriguez may generally terminate his employment upon 30 days prior notice to us; provided, that we may terminate Mr. Rodriguez’s employment “for cause” at any time. In the event that we terminate Mr. Rodriguez’s employment with us as a result of us undergoing a change of control or other than “for cause,” or if Mr. Rodriguez resigns his employment with us for “good reason,” Mr. Rodriguez is entitled to receive as severance: (1) an amount equal to two times his annual base salary plus two times his target bonus in the year of termination and (2) continuation of all other benefits or allowances and reimbursements, other than short-term and long-term disability plan participation, until the earlier of two years following termination or the date on which Mr. Rodriguez accepts employment with another entity. Further, if Mr. Rodriguez’s employment with us is terminated other than “for cause,” Mr. Rodriguez is entitled to exercise any vested stock options that he holds for a period of three years following such termination and any such stock options shall continue to vest linearly over the two-year severance; provided, that all of Mr. Rodriguez’s outstanding stock options vest immediately upon us undergoing a change of control. In addition, if Mr. Rodriguez’s employment with us terminates as a result of his death, we have agreed to pay his estate an amount equal to one-half of his annual base salary as of immediately prior to his death.

Todd Martensen

Through our U.S. subsidiary, Klox Technologies USA Inc., we entered into an employment agreement with Mr. Martensen in October 2014 setting forth the terms of his employment. Pursuant to the agreement, Mr. Martensen is entitled to an initial annual base salary of $260,000, subject to adjustment

Certain relationships and related person transactions

as may be determined by our board of directors from time to time. Mr. Martensen’s base salary is currently $260,000. Mr. Martensen’s employment agreement also provides for an annual target bonus of up to 30% of his base salary, subject to attainment of individual and company-wide performance goals established annually by our board of directors, a special one-time bonus of $30,000 in December 2014, reimbursement of expenses, participation in company-sponsored employee benefit plans and a simplified IRA matching of up to 3% of Mr. Martensen’s base salary after three months of active and continued service.

We may generally terminate Mr. Martensen’s employment upon 45 days prior notice to him and Mr. Martensen may generally terminate his employment upon 30 days prior notice to us; provided, that we may terminate Mr. Martensen’s employment “for cause” at any time. In the event that we terminate Mr. Martensen’s employment with us as a result of us undergoing a change of control or other than “for cause,” or if Mr. Martensen resigns his employment with us for “good reason,” Mr. Martensen is entitled to receive as severance an amount equal to three months of his annual base salary plus one month of annual base salary for each completed full year of active employment, subject to a total maximum of 12 months of annual base salary in total. All of Mr. Martensen’s outstanding stock options, which are granted at the discretion of our board of directors in accordance with the terms and conditions of our stock option plan, will vest immediately upon us undergoing a change of control. In addition, if Mr. Martensen’s employment with us terminates as a result of his death, we have agreed to pay his estate an amount equal to six months of his annual base salary as of immediately prior to his death.

General

For purposes of the employment agreements with our executive officers, “for cause” means “serious reason” and/or “for good and sufficient cause” as those terms have been interpreted pursuant to the law of the Province of Québec and, without limiting the generality of the foregoing, includes the occurrence of the following events: (1) the willful failure substantially to perform the officer’s duties and responsibilities to our company or the deliberate violation of a company policy; (2) the commission of any act of fraud, embezzlement, dishonesty or any other willful misconduct that has caused, or is reasonably expected to result in, material injury to us; (3) the unauthorized use or disclosure of any of our proprietary information or trade secrets or the proprietary information or trade secrets of any other person or entity to whom the officer owns a duty of confidentiality as a result of his or her relationship with us; or (4) the willful breach of any obligations under any written agreement or covenant with us, in each case after receiving written notification and being given an opportunity to cure any such failure or breach.

For purposes of the employment agreements with our executive officers, “good reason” means the occurrence of any of the following events: (1) the assignment to the officer of duties materially inconsistent with the officer’s position with us, absent the officer’s consent; (2) a substantial reduction in the officer’s duties and responsibilities, absent the officer’s consent; (3) a reduction in the officer’s annual base salary or benefits; or (4) a change in the city where the officer is required to perform his or her duties for us.

CONSULTING AGREEMENTS

We have entered into a consulting and services agreement with Picchio International Inc., or Picchio, an entity with which Dr. Bellini is affiliated, that provides for the non-exclusive provision of services to us by Dr. Bellini, including Dr. Bellini’s services as Executive Chairman of our board of directors.

Pursuant to the consulting agreement, we have agreed to pay Picchio a monthly retainer of $20,834, plus applicable taxes, and to reimburse Picchio for any reasonable out of pocket expenses incurred by

Certain relationships and related person transactions

Dr. Bellini in connection with his provision of services to us pursuant to the agreement. The agreement is terminable by either party upon 90 days prior notice to the other party; provided, that we may terminate the agreement at any time if: (1) Picchio, Dr. Bellini or any of their respective affiliates willfully neglects to perform the duties or obligations contemplated by the agreement; (2) any such party is negligent or commits willful misconduct in the performance of such duties; (3) we reasonably determine that any conduct of any such party brings or is likely to bring us into disrepute; (4) any such party commits a breach of any provision of the agreement, after receiving written notification and being given 30 days opportunity to cure such breach; or (5) Picchio enters into liquidation or becomes insolvent. Further, Picchio may terminate the agreement at any time if: (1) we commit a breach of any provision of the agreement, after receiving written notification and being given 30 days opportunity to cure such breach or (2) we enter into liquidation or become insolvent.

SALE OF FB HEALTH S.P.A.

On July 11, 2014, we sold all of our holdings in FB Health S.p.A., an associate, for total cash consideration of $0.4 million to FB Holding Srl, a company controlled by our director, Francesco Bellini, resulting in a gain of $0.4 million.

STOCK OPTION GRANTS TO DIRECTORS AND EXECUTIVE OFFICERS

We have granted stock options and deferred share units to certain of our directors and executive officers. For more information regarding the stock options and other share-based awards granted to our directors and executive officers see “Management—Stock Option Plan” and “Description of Share Capital—Share Capital—Deferred Share Units.”

INDEMNIFICATION AGREEMENTS

We plan to enter into indemnification agreements with each of our directors and our executive officers in connection with this offering. The indemnification agreements and our by-laws require us to indemnify our directors and executive officers to the fullest extent permitted by CBCA. For more information regarding these agreements, see “Description of Share Capital—Limitation of Liability and Indemnification of Directors and Officers.”

RELATED PERSON TRANSACTION POLICY

Prior to this offering, we have not had a formal policy regarding approval of transactions with related parties. Prior to the closing of this offering, we expect to adopt a related person transaction policy that sets forth our procedures for the identification, review, consideration and approval or ratification of related person transactions. The policy will become effective immediately upon the execution of the underwriting agreement for this offering. For purposes of our policy only, a related person transaction is a transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we and any related person are, were or will be participants in which the amount involves exceeds US$120,000. Transactions involving compensation for services provided to us as an employee or director are not covered by this policy. A related person is any executive officer, director or beneficial owner of more than 5% of any class of our voting securities, including any of their immediate family members and any entity owned or controlled by such persons.

Certain relationships and related person transactions

Under the policy, if a transaction has been identified as a related person transaction, including any transaction that was not a related person transaction when originally consummated or any transaction that was not initially identified as a related person transaction prior to consummation, our management must present information regarding the related person transaction to our audit committee, or, if audit committee approval would be inappropriate, to another independent body of our board of directors, for review, consideration and approval or ratification. The presentation must include a description of, among other things, the material facts, the interests, direct and indirect, of the related persons, the benefits to us of the transaction and whether the transaction is on terms that are comparable to the terms available to or from, as the case may be, an unrelated third party or to or from employees generally. Under the policy, we will collect information that we deem reasonably necessary from each director, executive officer and, to the extent feasible, significant shareholder to enable us to identify any existing or potential related-person transactions and to effectuate the terms of the policy.

In addition, under our Code of Business Conduct and Ethics, which we intend to adopt in connection with this offering, our employees and directors have an affirmative responsibility to disclose any transaction or relationship that reasonably could be expected to give rise to a conflict of interest.

In considering related person transactions, our audit committee, or other independent body of our board of directors, will take into account the relevant available facts and circumstances including, but not limited to:

➢	the risks, costs and benefits to us;

➢	the impact on a director’s independence in the event that the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

➢	the availability of other sources for comparable services or products; and

➢	the terms available to or from, as the case may be, unrelated third parties or to or from employees generally.

The policy requires that, in determining whether to approve, ratify or reject a related person transaction, our audit committee, or other independent body of our board of directors, must consider, in light of known circumstances, whether the transaction is in, or is not inconsistent with, our best interests and those of our shareholders, as our audit committee, or other independent body of our board of directors, determines in the good faith exercise of its discretion.

All of the transactions described above were entered into prior to the adoption of the written policy, but all were approved by our board of directors considering similar factors to those described above.

Principal shareholders

The following table and accompanying footnotes sets forth, as of November 30, 2014, information regarding beneficial ownership of our common shares by:

➢	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common shares;

➢	each of our executive officers;

➢	each of our directors; and

➢	all of our executive officers and directors as a group.

Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including options and warrants that are currently exercisable or exercisable within 60 days of November 30, 2014. Common shares subject to options and warrants currently exercisable or exercisable within 60 days of November 30, 2014 are deemed to be outstanding for computing the percentage ownership of the person holding these options and/or warrants and the percentage ownership of any group of which the holder is a member, but are not deemed outstanding for computing the percentage of any other person.

Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons named in the table below have sole voting and investment power with respect to all common shares shown that they beneficially own, subject to community property laws where applicable. The information does not necessarily indicate beneficial ownership for any other purpose, including for purposes of Sections 13(d) and 13(g) of the Securities Act.

Our calculation of the percentage of beneficial ownership prior to this offering is based on 15,331,466 of our common shares outstanding as of November 30, 2014. We have based our calculation of the percentage of beneficial ownership after this offering on                     of our common shares outstanding immediately after the closing of this offering, assuming no exercise of the underwriters’ option to purchase additional shares. Beneficial ownership representing less than 1% is denoted with an asterisk (*).

Principal shareholders

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Klox Technologies Inc., 275 Boulevard Armand Frappier, Laval, Québec, H7V 4A7, Canada.

Name of Beneficial Owner	Number of shares beneficially owned	Percentage of shares beneficially owned
		Before offering	After offering(1)
5% or greater stockholders:
Carlo Bellini(2)(4)	8,204,863	53.4%		%
Francesco Bellini(3)(4)(5)	7,054,187	45.8%		%
Rocabe Investments Inc.(2)	4,905,627	32.0%		%
FMRC Family Trust(2)(3)(4)	3,158,041	20.6%		%
Picchio International Inc.(3)(5)	798,559	5.2%		%

Executive officers and directors:
Lise Hébert, PhD	211,287	1.4%		%
Mariano Rodriguez	51,400	*		%
Todd Martensen	—	—	—
Francesco Bellini, PhD(3)(4)(5)	7,054,187	45.8%		%
Harry Baikowitz, PhD(6)	193,773	1.3%		%
Carlo Bellini(2)(4)	8,204,863	53.4%		%
Charles Herington	14,139	*		%
Jean Lamarre(7)	56,511	*		%
Lynne Nauss	4,000	*		%
Giovanni Scapagnini, MD, PhD.	30,000	*		%
All executive officers and directors as a group (ten persons)	12,662,119	80.6%		%

(1)	Assumes no exercise of the underwriters’ option to purchase additional shares.
(2)	Consists of (i) 111,195 common shares directly owned by Carlo Bellini, (ii) 4,905,627 common shares owned by Rocabe Investments Inc., (iii) 3,158,041 shares owned by the FMRC Family Trust and (iv) 30,000 common shares issuable upon the exercise of options exercisable by January 29, 2015 (60 days after November 30, 2014). Carlo Bellini owns 50% of the shares of common stock of Rocabe Investments Inc. The members of the board of directors of Rocabe Investments Inc., which consists of Carlo Bellini and Roberto Bellini, have shared voting and disposition power with respect to the 4,905,627 common shares held by Rocabe Investments Inc. The principal address of Rocabe Investments Inc. is 525 8th Avenue S.W., Suite 2400, Calgary, Alberta, T2P 1G1.
(3)	Consists of (i) 2,735,844 common shares directly owned by Francesco Bellini, (ii) 798,559 common shares owned by Picchio International Inc., (iii) 3,158,041 common shares owned by the FMRC Family Trust, (iv) 284,983 common shares owned by Marisa Bellini and (v) 76,760 common shares issuable upon the exercise of options and warrants exercisable by January 29, 2015 (60 days after November 30, 2014). The members of the board of directors of Picchio International Inc., which consists of Francesco Bellini and Marisa Bellini, have shared voting and disposition power with respect to the 798,559 common shares held by Picchio International Inc.
(4)	The FMRC Family Trust is a discretionary trust for the benefit, inter alia, of Francesco Bellini, Marisa Bellini, Roberto Bellini, Carlo Bellini and the Bellini Foundation. Denise McMullen and James Mackie are the trustees of the FMRC Family Trust. The trustees have shared voting and disposition power with respect to the 3,158,041 common shares held by the FMRC Family Trust. The principal address of the FMRC Family Trust is 3002, 10th Street S.W., Calgary, Alberta, T2T 3H5.

(footnotes continued on following page)

Principal shareholders

(5)	Francesco Bellini holds 100% of the shares and is a director of Picchio International Inc. The principal address of Picchio International Inc. is 2801, 910-5th Avenue S.W., Calgary, Alberta, T2P 0C3.
(6)	Consists of (i) 186,173 common shares held by Baikowitz Holdings Inc. and (ii) 7,600 common shares issuable upon the exercise of options exercisable by January 29, 2015 (60 days after November 30, 2014). In his capacity as the sole director and majority shareholder of Baikowitz Holdings Inc., Mr. Baikowitz has voting and disposition power with respect to the 186,173 common shares owned by Baikowitz Holdings Inc. The principal address of Baikowitz Holdings Inc. is 5350 MacDonald, Suite 501, Côte-Saint-Luc, Québec, H3X 3V2.
(7)	Consists of (i) 26,511 common shares held by 2856166 Canada Inc. and (ii) 30,000 common shares issuable upon the exercise of options exercisable by January 29, 2015 (60 days after November 30, 2014). 2856166 Canada Inc. is a wholly-owned subsidiary of 145039 Canada Inc. Mr. Lamarre holds 100% of the shares of 145039 Canada Inc. and is the sole director of 145039 Canada Inc. Mr. Lamarre holds 100% of the shares of 2856166 Canada Inc. The board of directors of 2856166 Canada Inc., which consists of Mr. Lamarre and Diane Fugère, has shared voting and disposition power with respect to the shares of 145039 Canada Inc. The principal address of 2856166 Canada Inc. is 7 Avenue Courcelette, Montréal, Québec, H2V 3A5.

Description of share capital

Unless otherwise specified, all references to “$” in this “Description of Share Capital” section refer to Canadian dollars.

GENERAL

The following is a description of the material terms of our common shares, preferred shares and warrants as set forth in our articles of incorporation, as amended, and as further amended in connection with this offering, and certain related sections of the CBCA. For more detailed information, please see our articles of incorporation and amendments thereto, which are filed as an exhibit to the registration statement of which this prospectus is a part.

As of November 30, 2014, we had 15,331,466 common shares outstanding, which were held by approximately 42 shareholders of record.

As of November 30, 2014 , approximately 2.28% of our common shares were held by four shareholders of record in the United States.

Upon closing of this offering, based upon shares outstanding as of November 30, 2014, our share capital will consist of an unlimited number of common shares, no par value per share, of which             will be issued and outstanding, and an unlimited number of preferred shares, issuable in series, no par value per share, none of which will be issued and outstanding.

SHARE CAPITAL

Common shares

Under our amended articles of incorporation to be in effect upon the closing of this offering, the holders of our common shares will be entitled to one vote for each share held at any meeting of the shareholders. Subject to the prior rights of the holders of our preferred shares, the holders of our common shares will be entitled to receive dividends as and when declared by our board of directors. See “Dividend Policy.” Subject to the prior payment to the holders of our preferred shares, in the event of our liquidation, dissolution or winding-up or other distribution of our assets among our shareholders, the holders of our common shares will be entitled to share pro rata in the distribution of the balance of our assets. Holders of common shares will have no preemptive or conversion rights or other subscription rights. There will be no redemption or sinking fund provisions applicable to our common shares. There will be no provision in our amended articles requiring holders of common shares to contribute additional capital, or permitting or restricting the issuance of additional securities or any other material restrictions. The rights, preferences and privileges of the holders of common shares will be subject to and may be adversely affected by, the rights of the holders of any series of preferred shares that we may designate in the future.

Preferred shares

Upon or immediately prior to the closing of this offering, our articles of incorporation will be amended to delete all references to our Class A, Class B, Class C and Class D preferred shares. Under our amended articles, we will be authorized to issue, without shareholder approval, an unlimited number of preferred shares, issuable in one or more series, and, subject to the provisions of the CBCA, having such designations, rights, privileges, restrictions and conditions, including dividend and voting rights, as our board of directors may determine, and such rights and privileges, including dividend and voting rights, may be superior to those of the common shares. The issuance of preferred shares, while providing

Description of share capital

flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company and might adversely affect the market price of our common shares and the voting and other rights of the holders of common shares. We have no current plans to issue any preferred shares.

Warrants

We have granted Francesco Bellini a warrant to purchase 30,460 of our common shares that is outstanding as of the date of this prospectus. See “Certain Relationships and Related Person Transactions—Issuance of Warrants” for a description of the terms of our warrants.

Options

We have granted to employees, consultants and directors 1,321,550 options to purchase our common shares under our stock option plan and we currently have 214,642 remaining options available for issuance under our stock option plan. See “Management—Stock Option Plan.”

Deferred share units

Effective as of June 29, 2012, we adopted a deferred share unit plan for designated employees, as amended on May 9, 2014. Under the deferred share unit plan, designated employees may be granted deferred share units periodically at the discretion of the board of directors, the compensation committee of the board or the executive chairman.

The number of deferred share units is equal to the amount of the annual bonus that a designated employee has elected to participate in the deferred share unit plan, divided by the market value of one of our common shares. Deferred share units are not shares and will not entitle any participant to any shareholder rights. No vesting conditions are attached to deferred share units as all deferred share units vest at the time of grant. A deferred share unit account is maintained for each designated employee and is credited with notional grants of deferred share units received. In the event that cash dividends are declared on our shares, additional deferred share units are credited to the designated employee’s deferred share unit account if the record date for such dividends occurs prior to the date of redemption of the designated employee’s deferred share units.

The value of the deferred share units credited to a designated employee’s deferred share unit account is redeemable at the designated employee’s option, following the event causing the designated employee to be no longer an employee or a member of the board. The market value of the deferred share units is paid as a lump sum cash payment.

Under the deferred share unit plan, the board may at any time amend or terminate the deferred share unit plan, except as to rights already accrued under the deferred share unit plan by each designated employee.

HISTORY OF SECURITIES ISSUANCES

Since January 1, 2011, the following events have changed the number and classes of our issued and outstanding shares.

➢	On March 28, 2011, we issued (i) 162,900 common shares, for a total amount of $162,900, to Picchio International Inc., (ii) 387,400 common shares, for a total amount of $387,400, to Vitus Investment III Private Limited, (iii) 215,300 common shares, for a total amount of $215,300, to FMRC Family Trust, (iv) 2,000 common shares, for a total amount of $2,000, to Lise Hébert, and (v) 232,400 common shares, for a total amount of $232,400, to Francesco Bellini.

Description of share capital

➢	On June 30, 2011, we issued (i) 10,000 common shares, for a total amount of $10,000, to Cesilde Spalvieri, (ii) 25,000 common shares, for a total amount of $25,000, to Lise Hébert, (iii) 25,000 common shares, for a total amount of $25,000, to 2856166 Canada inc., and (iv) 275,000 common shares, for a total amount of $275,000, to 7875495 Canada inc.

➢	On August 30, 2011, we issued 110,000 common shares, for a total amount of $110,000, to Carlo Bellini and 55,000 common shares, for a total amount of $55,000, to Rocabe Investment Inc.

➢	On February 27, 2012, (i) Francesco Bellini converted his convertible debenture in the capital amount of $1,175,961, plus accrued interest, into 1,630,363 common shares, (ii) Vitus Investment III Private Limited converted a convertible debenture in the capital amount of $2,260,517, plus accrued interest, into 3,134,001 common shares, and (iii) FMRC Family Trust converted a convertible debenture in the capital of $1,554,522, plus accrued interest, into 2,155,203 common shares.

➢	On April 4, 2012, we issued (i) 400,000 common shares, for a total amount of $2,000,000, to Jacqueline Ariadne Desmarais, (ii) 100,000 common shares, for a total amount of $500,000, to Franklin Hobbs, (iii) 100,000 common shares, for a total amount of $500,000, to Peter Coors, (iv) 200,000 common shares, for a total amount of $1,000,000, to Marisa Bellini, and (v) 100,000 common shares, for a total amount of $500,000, to Amphora Bank & Trust Corporation.

➢	On April 5, 2012, we issued 200,000 common shares, for a total amount of $1,000,000, to Dynamic Power Hedge Fund.

➢	On July 6, 2012, we issued 350,000 common shares, for a total amount of $1,750,000, to Baikowitz Holdings Ltd.

➢	On June 28, 2013, we issued (i) 13,334 common shares, for a total amount of $100,005, to Franklin Hobbs, (ii) 26,668 common shares, for a total amount of $200,010, to 7875495 Canada Inc., (iii) 13,334 common shares, for a total amount of $105,135, to Peter Coors, (iv) 13,333 common shares, for a total amount of $100,000, to Mitse Investments Inc., (v) 13,334 common shares, for a total amount of $100,005, to Charles Herington, (vi) 7,000 common shares, for a total amount of $52,500, to Barry Rashkovan, (vii) 20,000 common shares, for a total amount of $150,000, to Guy Savard, (viii) 20,000 common shares, for a total amount of $150,000, to Jack Dym Investment Ltd., (ix) 13,333 common shares, for a total amount of $99,997.50, to Baikowitz Holdings Ltd., (x) 13,333 common shares, for a total amount of $100,000, to Luc Paiement, (xi) 66,668 common shares, for a total amount of $500,010, to Marisa Bellini, (xii) 200,000 common shares, for a total amount of $1,500,000, to Vitus Investments III Private Limited, and (xiii) 33,334 common shares, for a total amount of $250,005, to Louis Vachon.

➢	On July 29, 2013, we issued (i) 13,334 common shares, for a total amount of $100,005, to Amphora Bank & Trust Corporation, (ii) 6,667 common shares, for a total amount of $50,002.50, to James Mackie, (iii) 6,667 common shares, for a total amount of $50,002.50, to Brenda Mackie, (iv) 66,668 common shares, for a total amount of $500,010, to Jacqueline Ariadne Desmarais, (v) 66,666 common shares, for a total amount of $499,995, to Fausto Pigini, (vi) 13,334 common shares, for a total amount of $100,005, to The Bellini Foundation, (vii) 20,000 common shares, for a total amount of $150,000, to Micheline Martin, (viii) 20,000 common shares, for a total amount of $150,000, to H & N Family Subco Inc., (ix) 6,667 common shares, for a total amount of $50,002.50, to Marc Nencioni, (x) 6,666 common shares, for a total amount of $49,995, to Jardin de Ville Inc., (xi) 6,667 common shares, for a total amount of $50,002.50, to Johanne Bourque, and (xii) 6,667 common shares, for a total amount of $50,002.50, to Gioconda Gugliotti.

➢	On November 13, 2013, we issued 15,500 common shares, for a total amount of $5,902, to Cesilde Spalvieri pursuant to the exercise of previously granted stock options.

Description of share capital

➢	On May 7, 2014, we issued (i) 1,239 common shares, for a total amount of $12,390, to 2856166 Canada Inc., (ii) 4,459 common shares, for a total amount of $44,590, to 7338856 Canada Inc., (iii) 10,000 common shares, for a total amount of $100,000, to 7875495 Canada Inc, (iv) 20,000 common shares, for a total amount of $200,000, to Amphora Bank & Trust Corporation, (v) 50,000 common shares, for a total amount of C$500,000, to Baikowitz Holdings Limited, (vi) 663 common shares, for a total amount of $6,630, to The Bellini Foundation, (vii) 13,315 common shares, for a total amount of C$133,150, to Marisa Bellini, (viii) 4,000 common shares, for a total amount of $40,000, to Peter Coors, (ix) 5,000 common shares, for a total amount of $50,000, to Gioconda Gugliotti, (x) 991 common shares, for a total amount of $9,910, to H & N Family Subco Inc., (xi) 1,500 common shares, for a total amount of $15,000, to Lise Hébert, (xii) 660 common shares, for a total amount of $6,600, to Charles Herington, (xiii) 4,830 common shares, for a total amount of $48,300, to Franklin Hobbs, (xiv) 334 common shares, for a total amount of $3,340, to Brenda Mackie, (xv) 334 common shares, for a total amount of $3,340 to James Mackie, (xvi) 50,000 common shares, for a total amount of $500,000, to Picchio International Inc., (xvii) 2,872 common shares, for a total amount of $31,290, to Fausto Pigini, (xviiii) 5,000 common shares, for a total amount of $50,000, to Rocabe Investments Inc., (xix) 50,000 common shares, for a total amount of $500,000, to Vitus Investments III Private Limited, (xx) 50,000 common shares, for a total amount of $500,000, Roadmap Innovation Fund I, (xxi) 350,000 common shares, for a total amount of $3,500,000, to National Bank of Canada, and (xxii) 100,000 common shares, for a total amount of $1,000,000, to New Venture I LLC.

➢	On July 7, 2014, we issued 15,230 common shares, for a total amount of $15,230, to Francesco Bellini pursuant to the exercise of previously granted warrants to purchase our common shares.

➢	On July 17, 2014, we issued 493,468 common shares, for a total amount of $10,753,000, to Leo Pharma A/S.

➢	On September 22, 2014, we issued 2,000 common shares, for a total amount of $10,000, to Tuba Yamac pursuant to the exercise of previously granted stock options.

➢	On November 13, 2014, we issued 15,230 common shares, for a total amount of $15,230, to Francesco Bellini pursuant to the exercise of previously granted warrants to purchase our common shares.

➢	On November 27, 2014, we issued 1,500 common shares, for a total amount of $7,500, to Jody Engel pursuant to the exercise of previously granted stock options.

LIMITATION OF LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

Under the CBCA, we may indemnify our current or former directors or officers or another individual who acts or acted at our request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of his or her association with us or another entity. The CBCA also provides that we may also advance moneys to a director, officer or other individual for costs, charges and expenses reasonably incurred in connection with such a proceeding; provided that such individual shall repay the moneys if the individual does not fulfill the conditions described below.

However, indemnification is prohibited under the CBCA unless the individual:

➢	acted honestly and in good faith with a view to our best interests, or the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at our request;

Description of share capital

➢	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that his or her conduct was lawful; and

➢	was not judged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done.

Our by-laws require us to indemnify each of our current or former directors or officers and each individual who acts or acted at our request as a director or officer of another entity as well as their respective heirs and successors, against all costs, charges and expenses authorized by the CBCA and incurred by the director, former director, officer, former officer or individual in respect of an inquiry or a civil, criminal or administrative action or proceeding in which the director, former director, officer, former officer or individual is involved by reason of that association with us or that other entity, except in respect of an action by us or on our behalf or the other entity to procure a judgment in its favor, if the individual acted honestly and in good faith with a view to our best interests or that of the other entity, or in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds to believe that his conduct was lawful.

Our by-laws authorize us to purchase and maintain insurance for the benefit of each of our current or former directors or officers and each person who acts or acted at our request as a director or officer, or an individual acting in a similar capacity, of another entity.

We will enter into indemnity agreements with our directors and certain officers which will provide, among other things, that we will indemnify him or her to the fullest extent permitted by law from and against all liabilities, costs, charges and expenses incurred as a result of his or her actions in the exercise of his or her duties as a director or officer; provided that, we shall not indemnify such individual if, among other things, he or she did not act honestly and in good faith with a view to our best interests and, in the case of a criminal or penal action, the individual did not have reasonable grounds for believing that his or her conduct was lawful.

At present, we are not aware of any pending or threatened litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification would be required or permitted.

Material differences between the CBCA and Delaware General Corporation Law

We are a federally incorporated Canadian corporation. Our corporate affairs are governed by our articles of incorporation and by-laws and the provisions of the CBCA. The CBCA differs from the various state laws applicable to U.S. corporations and their stockholders. The following is a summary of the material differences between the CBCA and the Delaware General Corporation Law, or DGCL. This summary is qualified in its entirety by reference to the DGCL, the CBCA and our governing corporate instruments.

	CBCA	DGCL
Shareholder Action by Written Consent	Under the CBCA, a resolution in writing signed by all of the shareholders entitled to vote thereon at a meeting of shareholders is valid.	Delaware law provides that a corporation’s certificate of incorporation (1) may permit stockholders to act by written consent if such action is signed by all stockholders or (2) may permit stockholders to act by written consent signed by stockholders having the minimum number of votes that would be necessary to take such action at a meeting or (c) may prohibit actions by written consent.

Sources of Dividends	Under the CBCA, dividends may be declared at the discretion of the board of directors. A corporation may pay dividends unless there are reasonable grounds for believing that (1) it is, or would after the payment be, unable to pay its liabilities as they become due, or (2) the realizable value of the corporation’s assets would, as a result of the dividend, be less than the aggregate of its liabilities and stated capital of all classes of shares.	Delaware law provides that dividends may be paid by a Delaware corporation either out of (1) surplus or (2) in case there is no surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year, except when the capital is diminished by depreciation in the value of its property, or by losses, or otherwise, to an amount less than the aggregate amount of capital represented by issued and outstanding stock having a preference on the distribution of assets.

Repurchase of Shares	Pursuant to the CBCA, a corporation may purchase or otherwise acquire its shares unless there are reasonable grounds for believing that: (i) the corporation is, or would after the payment be, unable to pay its liabilities as they become due; or (ii) the realizable value of corporation’s assets would thereby be less than the aggregate of its liabilities and stated capital of all classes of shares.	Delaware law provides that a corporation may generally redeem or repurchase shares of its stock unless the capital of the corporation is impaired or such redemption or repurchase would impair the capital of the corporation.

Material differences between the CBCA and Delaware General Corporation Law

	CBCA	DGCL
Vote Required for Certain Transactions	Under the CBCA, certain extraordinary corporate actions, such as amalgamations (other than with certain affiliated corporations), continuances to another jurisdiction and sales, leases or exchanges of all, or substantially all, of the property of a corporation (other than in the ordinary course of business), and other extraordinary corporate actions such as liquidations, dissolutions and arrangements (if ordered by a court), are required to be approved by “special resolution”.

Under Delaware law, the affirmative vote of a majority of the outstanding stock entitled to vote is required for:

➢   mergers;

➢    consolidations;

➢   dissolutions and revocations of dissolutions; and

➢   sales of all or substantially all the assets of the corporation.

A “special resolution” is a resolution (1) passed by not less than two-thirds of the votes cast by the shareholders who voted in respect of the resolution at a meeting duly called and held for that purpose or (2) signed by all shareholders entitled to vote on the resolution. A quorum with respect to a special resolution is a majority of the outstanding common shares unless otherwise specified in a corporation’s by-laws. In specified cases, a special resolution to approve an extraordinary corporate action is also required to be approved separately by the holders of a class or series of shares, including in certain cases a class or series of shares not otherwise carrying voting rights (unless in certain cases the share provisions with respect to such class or series of shares otherwise provide).

In specified extraordinary corporate actions, all shares have a vote, whether or not they generally vote and, in certain cases, have separate class votes.

In addition, the CBCA provides that, where it is not practicable for a corporation (that is not an insolvent corporation) to effect such a fundamental change under any other

However, unless the certificate of incorporation requires otherwise, no vote will be required in connection with a merger where either:

➢   the corporation’s certificate of incorporation is not amended, the shares of stock of the corporation remain identical outstanding shares of the surviving corporation after the merger and the common stock of the corporation issued in the merger does not exceed 20% of the previously outstanding common stock; or

➢   the merger is with a wholly owned subsidiary of the corporation for the purpose of forming a holding company and, among other things, the certificate of incorporation and by-laws of the holding company immediately following the merger will be identical to the certificate of incorporation and by-laws of the corporation prior to the merger, the directors of the corporation become or remain the directors of the holding company following the merger and each share of the corporation is converted in the merger into a share of capital stock of the holding company having the same designations, rights, powers and

Material differences between the CBCA and Delaware General Corporation Law

CBCA	DGCL

provision contemplated under the CBCA, the corporation may apply to a court for an order approving an arrangement.

In general, a plan of arrangement is approved by a corporation’s board of directors and then is submitted to a court for approval. It is not unusual for a corporation in such circumstances to apply to court initially for an interim order governing various procedural matters prior to calling any security holder meeting to consider the proposed arrangement. The court determines to whom notice shall be given and whether, and in what manner, approval of any person is to be obtained, and also determines whether any shareholders may dissent from the proposed arrangement and receive payment of the fair value of their shares. Following compliance with the procedural steps contemplated in any such interim order (including as to obtaining security holder approval), the court would conduct a final hearing and approve or reject the proposed arrangement.

Subject to approval by the persons entitled to notice and to issuance of the final order, articles of arrangement are executed and filed by the corporation. The articles of arrangement must contain details of the plan, the court’s approval and the manner in which the plan was approved, if so required by the court order. Finally, the articles of arrangement are filed with Industry Canada, which after such filing issues a certificate of arrangement. The arrangement becomes effective on the date shown in the certificate of arrangement.

preferences and the qualifications, limitations and restrictions thereof as the share of capital stock of the corporation being converted in the merger.

Material differences between the CBCA and Delaware General Corporation Law

	CBCA	DGCL
Amendment of Articles or Certificate of Incorporation	Under the CBCA, an amendment to the articles of incorporation generally requires approval by special resolution of the voting shares. Specified amendments may also require the approval of other classes of shares. In the event that an amendment to our articles would prejudice or interfere with a right or special right attached to our issued shares of a class or series of our shares, such amendment must be approved separately by the holders of the class or series of shares being affected.

Generally, Delaware law provides that a corporation may amend its certificate of incorporation if

➢  its board of directors has adopted a resolution setting forth the amendment proposed and declared its advisability, and

➢  the amendment is adopted by the affirmative votes of a majority of the outstanding shares entitled to vote on the amendment and a majority of the outstanding shares of each class or series of stock, if any, entitled to vote on the amendment as a class or series.

Amendment of By-laws	Under the CBCA, the board of directors may, by resolution, make, amend or repeal any bylaw that regulates the business or affairs of the corporation. Where the directors make, amend or repeal a bylaw, they are required under the CBCA to submit the bylaw, amendment or repeal to the shareholders at the next meeting of shareholders, and the shareholders may confirm, reject or amend that action by an ordinary resolution, which is a resolution passed by a majority of the votes cast by shareholders who voted in respect of the resolution. If a bylaw, amendment or repeal is rejected by the shareholders, or the directors do not submit the bylaw, amendment or repeal to the shareholders at the next meeting of shareholders, the bylaw, amendment or repeal will cease to be effective, and no subsequent resolution of the directors to make, amend or repeal a bylaw having substantially the same purpose or effect will be effective until it is confirmed or confirmed as amended by the shareholders.	Delaware law provides that the stockholders entitled to vote have the power to adopt, amend or repeal by-laws. A corporation may also confer, in its certificate of incorporation, that power upon the board of directors.

Material differences between the CBCA and Delaware General Corporation Law

	CBCA	DGCL
Inspection of Books and Records	Under the CBCA, shareholders, creditors, and their representatives, after giving the required notice, may examine certain of the records of a corporation during usual business hours and take extracts free of charge.	Delaware law provides that any holder of record of stock or a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may inspect the corporation’s books and records for a proper purpose.

Special Vote Required for Combinations with Interested Stockholders/ Shareholders

The CBCA does not contain a provision comparable to Section 203 of the DGCL with respect to business combinations. However, Multilateral Instrument 61-101-Protection of Minority Security Holders in Special Transactions (“MI 61-101”) which is applicable to Canadian reporting issuers contains detailed requirements in connection with “related party transactions.” A “related party transaction” as defined under MI 61-101 means, generally, any transaction by which an issuer, directly or indirectly, consummates one or more specified transactions with a related party, including purchasing or disposing of an asset, issuing securities or assuming liabilities. “related party” as defined in MI 61-101 includes (1) directors and senior officers of the issuer; (2) holders of voting securities of the issuer carrying more than 10% of the voting rights attached to all the issuer’s outstanding voting securities; and (3) holders of a sufficient number of any securities of the issuer to materially affect control of the issuer.

MI 61-101 requires, subject to certain exceptions, specific detailed disclosure in the proxy circular sent to security holders in connection with a related party transaction where a meeting is required and, subject to certain exceptions, the

Section 203 of the DGCL provides (in general) that a corporation may not engage in a business combination with an interested stockholder for a period of three years after the time of the transaction in which the person became an interested stockholder.

The prohibition on business combinations with interested stockholders does not apply in some cases, including if: (1) the board of directors of the corporation, prior to the time of the transaction in which the person became an interested stockholder, approves (a) the business combination or (b) the transaction in which the stockholder becomes an interested stockholder; (2) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or (3) the board of directors and the holders of at least two-thirds of the outstanding voting stock not owned by the interested stockholder approve the business combination on or after the time of the transaction in which the person became an interested shareholder.

For the purpose of Section 203, the DGCL, subject to specified exceptions, generally defines an

Material differences between the CBCA and Delaware General Corporation Law

	CBCA	DGCL

	preparation of a formal valuation of the subject matter of the related party transaction and any non-cash consideration offered in connection therewith, and the inclusion of a summary of the valuation in the proxy circular. MI 61-101 also requires, subject to certain exceptions, that an issuer not engage in a related party transaction unless the disinterested shareholders of the issuer have approved the related party transaction by a simple majority of the votes cast.	interested stockholder to include any person who, together with that person’s affiliates or associates, (1) owns 15% or more of the outstanding voting stock of the corporation (including any rights to acquire stock pursuant to an option, warrant, agreement, arrangement or understanding, or upon the exercise of conversion or exchange rights, and stock with respect to which the person has voting rights only) or (2) is an affiliate or associate of the corporation and owned 15% or more of the outstanding voting stock of the corporation at any time within the previous three years.

Dissent or Dissenters’ Appraisal Rights

The CBCA provides that shareholders of a corporation are entitled to exercise dissent rights and to be paid the fair value of their shares in connection with specified matters, including:

➢   any amalgamation with another corporation (other than with certain affiliated corporations);

➢   an amendment to the corporation’s articles to add, change or remove any provisions restricting or constraining the issue or transfer of shares of the class in respect of which a shareholder is dissenting;

➢   an amendment to the corporation’s articles to add, change or remove any restriction upon the business or businesses that the corporation may carry on;

➢   a continuance under the laws of another jurisdiction;

➢   a sale, lease or exchange of all, or substantially all, of the property of the corporation other than in the ordinary course of business;

Delaware law provides that a holder of shares of any class or series has the right, in specified circumstances, to dissent from a merger or consolidation by demanding payment in cash for the stockholder’s shares equal to the fair value of those shares, as determined by the Delaware Chancery Court in an action timely brought by the corporation or a dissenting stockholder. Delaware law grants these appraisal rights only in the case of mergers or consolidations and not in the case of a sale or transfer of assets or a purchase of assets for stock. Further, no appraisal rights are available for shares of any class or series that is listed on a national securities exchange or held of record by more than 2,000 stockholders, unless the agreement of merger or consolidation requires the holders to accept for their shares anything other than:

➢   shares of stock of the surviving corporation;

Material differences between the CBCA and Delaware General Corporation Law

	CBCA	DGCL

➢  the carrying out of a going-private or a squeeze-out transaction;

➢  a court order permitting a shareholder to dissent in connection with an application to the court for an order approving an arrangement proposed by the corporation; and

➢  certain amendments to the articles of a corporation which require a separate class or series vote by a holder of shares of any class or series.

➢  shares of stock of another corporation that are either listed on a national securities exchange or held of record by more than 2,000 stockholders;

➢  cash in lieu of fractional shares of the stock described in the two preceding bullet points; or

➢  any combination of the above.

In addition, appraisal rights are not available to holders of shares of the surviving corporation in specified mergers that do not require the vote of the stockholders of the surviving corporation.

However, a shareholder is not entitled to dissent if an amendment to the articles is effected by a court order approving a reorganization or by a court order made in connection with an action for an oppression remedy.

Oppression Remedy

The CBCA provides an oppression remedy that enables a court to make any order, whether interim or final, to rectify matters that are oppressive or unfairly prejudicial to or that unfairly disregard the interests of any securityholder, creditor, director or officer of the corporation if an application is made to a court by a “complainant.”

A “complainant” with respect to a corporation means any of the following:

➢  a present or former registered holder or beneficial owner of securities of the corporation or any of its affiliates;

➢  a present or former officer or director of the corporation or any of its affiliates;

➢  the “Director” responsible for the application of the CBCA; or

Delaware law does not provide for a similar remedy.

Material differences between the CBCA and Delaware General Corporation Law

	CBCA	DGCL

➢  any other person who in the discretion of the court is a proper person to make the application.

The oppression remedy provides the court with very broad and flexible powers to intervene in corporate affairs to protect shareholders and other complainants. While conduct that is in breach of fiduciary duties of directors or that is contrary to the legal right of a complainant will normally trigger the court’s jurisdiction under the oppression remedy, the exercise of that jurisdiction does not depend on a finding of a breach of those legal and equitable rights.

Shareholder Derivative Actions

A complainant may also apply to a Canadian court for leave to bring an action in the name of, and on behalf of, us or our subsidiary, or to intervene in an existing action to which we or our subsidiary is a party, for the purpose of prosecuting, defending or discontinuing an action on our behalf or on behalf of our subsidiary. Under the CBCA, no action may be brought and no intervention in an action may be made unless a court is satisfied that:

➢  the complainant has given the required notice to our directors or to our subsidiary, as applicable, of the shareholder’s intention to apply to the court if the directors do not bring, diligently prosecute or defend or discontinue the action;

➢  the complainant is acting in good faith; and

➢  it appears to be in our interests or the interest of the relevant subsidiary that the action be brought, prosecuted, defended or discontinued.

Under the CBCA, the court in a derivative action may make any order it thinks fit.

Under Delaware law, stockholders may bring derivative actions on behalf of, and for the benefit of, the corporation. The plaintiff in a derivative action on behalf of the corporation either must be or have been a stockholder of the corporation at the time of the transaction or must be a stockholder who became a stockholder by operation of law in the transaction regarding which the stockholder complains.

Material differences between the CBCA and Delaware General Corporation Law

	CBCA	DGCL
Vacancies on Board of Directors

Under the CBCA, a vacancy among the directors created by the removal of a director may be filled at a meeting of shareholders at which the director is removed.

The CBCA also allows a vacancy on the board to be filled by a quorum of directors except when the vacancy results from an increase in the number or minimum or maximum number of directors or from a failure to elect the number or minimum number of directors required by our articles. In addition, the CBCA authorizes the board to appoint one or more additional directors not to exceed the maximum number set forth in our articles, who shall hold office for a term expiring not later than the close of the next annual meeting of shareholders, but the total number of directors so appointed may not exceed one-third of the number of directors elected at the previous annual meeting of shareholders.

Delaware law provides that a vacancy or a newly created directorship may be filled by a majority of the directors then in office, although less than a quorum, or by the sole remaining director, unless otherwise provided in the certificate of incorporation or by-laws. Any newly elected director usually holds office for the remainder of the full term expiring at the annual meeting of stockholders at which the term of the class of directors to which the newly elected director has been elected expires.

Director Qualifications	Generally, at least 25% of the directors (or if a corporation has less than four directors, at least one director) of a CBCA corporation must be resident Canadians. Furthermore, under the CBCA, no business may be transacted at a meeting of the board of directors at which quorum is present unless 25% of the directors present, or able to provide approval of the business transacted at the meeting in writing, by telephone or other means of communication, are resident Canadians or, if the corporation has less than four directors, at least one director present is a resident Canadian. There is no residency requirement with respect to board committees. The CBCA also requires that a corporation whose securities	Delaware law does not have director residency requirements comparable to those of the CBCA. Delaware law permits a corporation to prescribe qualifications for directors under its certificate of incorporation or by-laws.

Material differences between the CBCA and Delaware General Corporation Law

	CBCA	DGCL

are publicly traded have not fewer than three directors, at least two of whom are not officers or employees of the corporation or its affiliates.

Special Meetings	Under the CBCA, the directors have the power at any time to call a special meeting of shareholders. The holders of not less than 5% of the issued shares of the corporation that carry the right to vote at a meeting sought to be held can also requisition the directors to call a meeting of shareholders for the purposes stated in the requisition.	Delaware law provides that special meetings of stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by-laws.

Indemnification of Directors and Officers	Under the CBCA, a corporation may indemnify a director or officer, a former director or officer or a person who acts or acted at the corporation’s request as a director or officer or an individual acting in a similar capacity of another entity (an “indemnifiable person”), against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal, administrative, investigative or other proceeding in which he or she is involved because of that association with the corporation or other entity, if: (1) the individual acted honestly and in good faith with a view to the best interests of such corporation (or the other entity, as the case may be) and (2) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual’s conduct was lawful. An indemnifiable person may require the corporation to indemnify the individual in respect of all costs, charges and expenses reasonably incurred by the individual in	Under Delaware law, subject to specified limitations in the case of derivative suits brought by a corporation’s stockholders in its name, a corporation may indemnify any person who is made a party to any action, suit or proceeding on account of being a director, officer, employee or agent of the corporation (or was serving at the request of the corporation in such capacity for another corporation, partnership, joint venture, trust or other enterprise) against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit or proceeding, provided that there is a determination that: (1) the individual acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation and (2) in a criminal proceeding, the individual had no reasonable cause to believe his or her conduct was unlawful. That determination must be made by: (1) a majority of the disinterested directors, even though less than a quorum; (2) a committee of

Material differences between the CBCA and Delaware General Corporation Law

	CBCA	DGCL

connection with the defense of any civil, criminal, administrative, investigative or other proceeding to which the individual is subject because of the individual’s association with the corporation (or other entity, as the case may be) if the individual was not judged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done and the individual fulfills the conditions set out in (1) and (2) above. A corporation may, with the approval of a court, also indemnify an indemnifiable person against all costs, charges and expenses in respect of an action by or on behalf of the corporation or other entity to procure a judgment in its favor, to which such person is made a party by reason of being or having been a director or an officer of the corporation or other entity, if he or she fulfills the conditions set forth in (i) and (ii), above.

disinterested directors designated by a majority vote of disinterested directors, even though less than a quorum; (3) independent legal counsel in a written opinion, regardless of whether a quorum of disinterested directors exists; or (4) a majority vote of the stockholders at a meeting at which a quorum is present.

Without court approval, however, no indemnification may be made in respect of any derivative action in which an individual is adjudged liable to the corporation.

Delaware law requires indemnification of directors and officers for expenses (including attorneys’ fees) actually and reasonably relating to a successful defense on the merits or otherwise of a derivative or third-party action. Under Delaware law, a corporation may advance expenses relating to the defense of any proceeding to directors and officers upon the receipt of an undertaking by or on behalf of the individual to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified.

Removal of Directors; Terms of Directors

Under the CBCA, provided that articles of a corporation do not provide for cumulative voting, shareholders of the corporation may, by ordinary resolution passed at a special meeting, remove any director or directors from office.

If holders of a class or series of shares have the exclusive right to elect one or more directors, a director elected by them may only be removed by an ordinary resolution at a meeting of the shareholders of that class or series.

Delaware law provides that, except in the case of a corporation with a classified board or with cumulative voting, any director or the entire board may be removed, with or without cause, by the holders of a majority of the shares entitled to vote at an election of directors.

Material differences between the CBCA and Delaware General Corporation Law

	CBCA	DGCL
Anti-Takeover Measures

As permitted under the CBCA, the articles of a corporation may permit the board to fix the number of preferred shares in, and determine the designation of the shares of, each series and create, define and attach rights and restrictions to preferred shares without additional shareholder approval.

The CBCA does not restrict related party transactions; however, in Canada, takeovers and other related party transactions are addressed in provincial securities legislation and policies which may apply to us.

In addition, neither the CBCA nor our articles restrict us from adopting a shareholder rights plan or a “poison pill” but the application and enforceability of such measures for Canadian issuers differ from those in effect for their Delaware counterparts.

Delaware law provides that the certificate of incorporation of a corporation may give the board the right to issue new classes of preferred shares with voting, conversion, dividend distribution, and other rights to be determined by the board at the time of issuance, which could prevent a takeover attempt and thereby preclude shareholders from realizing a potential premium over the market value of their shares.

In addition, Delaware law does not prohibit a corporation from adopting a shareholder rights plan, or “poison pill,” which could prevent a takeover attempt and also preclude shareholders from realizing a potential premium over the market value of their shares.

OTHER IMPORTANT PROVISIONS OF OUR ARTICLES OF INCORPORATION, BY-LAWS AND THE CBCA

The following is a summary of certain other important provisions of our articles of incorporation, by-laws and certain related sections of the CBCA. Please note that this is only a summary and is not intended to be exhaustive. For further information please refer to the full version of our articles of incorporation and by-laws and to the CBCA.

Stated objects or purposes

Our articles of incorporation do not contain stated objects or purposes and do not place any limitations on the business that we may carry on.

Directors

Power to vote on matters in which a director is materially interested

The CBCA states that a director must disclose to us, in accordance with the provisions of the CBCA, the nature and extent of an interest that the director has in a material contract or material transaction, whether made or proposed, with us, if the director is a party to the contract or transaction, is a director or an officer or an individual acting in a similar capacity of a party to the contract or transaction, or has a material interest in a party to the contract or transaction.

Material differences between the CBCA and Delaware General Corporation Law

A director who holds an interest in respect of any material contract or transaction into which we have entered or propose to enter is not entitled to vote on any directors’ resolution to approve that contract or transaction, unless the contract or transaction:

➢	relates primarily to the director’s remuneration as a director, officer, employee or agent of us or an affiliate;

➢	is for indemnity or insurance otherwise permitted under the CBCA; or

➢	is with an affiliate.

Directors’ power to determine the remuneration of directors

The CBCA provides that the remuneration of our directors, if any, may be determined by our directors subject to our articles of incorporation and by-laws. That remuneration may be in addition to any salary or other remuneration paid to any of our employees who are also directors.

Retirement or non-retirement of directors under an age limit requirement

Neither our articles of incorporation nor the CBCA impose any mandatory age-related retirement or non-retirement requirement for our directors.

Number of shares required to be owned by a director

Neither our articles of incorporation nor the CBCA provide that a director is required to hold any of our shares as a qualification for holding his or her office. Our board of directors has discretion to prescribe minimum share ownership requirements for directors.

Action necessary to change the rights of holders of our shares

Our shareholders can authorize the amendment of our articles of incorporation to create or vary the special rights or restrictions attached to any of our shares by passing a special resolution. However, a right or special right attached to any class or series of shares may not be prejudiced or interfered with unless the shareholders holding shares of that class or series to which the right or special right is attached consent by a separate special resolution. A special resolution means a resolution passed by: (1) a majority of not less than two-thirds of the votes cast by the applicable class or series of shareholders who vote in person or by proxy at a meeting or (2) a resolution consented to in writing by all of the shareholders entitled to vote.

Shareholder meetings

We must hold an annual general meeting of our shareholders at least once every year at a time and place determined by our board of directors, provided that the meeting must not be held later than 15 months after the preceding annual general meeting but no later than six months after the end of our preceding financial year. A meeting of our shareholders may be held anywhere in Canada, as provided in our by-laws or, at a place outside Canada if the place is specified in our articles or all the shareholders entitled to vote at the meeting agree that the meeting is to be held at that place.

Our directors may, at any time, call a special meeting of our shareholders. Shareholders holding not less than 5% of our issued voting shares may also cause our directors to call a shareholders’ meeting.

A notice to convene a meeting, specifying the date, time and location of the meeting, and, where a meeting is to consider special business, the general nature of the special business, must be sent to shareholders, to each director and the auditor not less than 21 days prior to the meeting, although, as a

Material differences between the CBCA and Delaware General Corporation Law result of applicable securities laws, the time for notice is effectively longer. Under the CBCA, shareholders entitled to notice of a meeting may waive or reduce the period of notice for that meeting, provided applicable securities laws requirements are met. The accidental omission to send notice of any meeting of shareholders to, or the non-receipt of any notice by, any person entitled to notice does not invalidate any proceedings at that meeting.

A quorum for meetings under our by-laws, as amended in connection with this offering will be two persons present and holding, or represented by proxy, 25% of the issued shares entitled to be voted at the meeting. If a quorum is not present at the opening of the meeting, the shareholders may adjourn the meeting to a fixed time and place but may not transact any further business.

Holders of our outstanding common shares are entitled to attend meetings of our shareholders. Except as otherwise provided with respect to any particular series of preferred shares, and except as otherwise required by law, the holders of our preferred shares are not entitled as a class to receive notice of, or to attend or vote at any meetings of our shareholders. Our directors, our secretary (if any), our auditor and any other persons invited by our chairman or directors or with the consent of those at the meeting are entitled to attend at any meeting of our shareholders but will not be counted in the quorum or be entitled to vote at the meeting unless he or she is a shareholder or proxyholder entitled to vote at the meeting.

Change of control

Our articles of incorporation do not contain any change of control limitations with respect to a merger, acquisition or corporate restructuring that involves us.

Shareholder ownership disclosure

Although applicable securities laws regarding shareholder ownership by certain persons require disclosure, our articles of incorporation do not provide for any ownership threshold above which shareholder ownership must be disclosed.

Compulsory acquisition

The CBCA provides that if, within 120 days after the date of a take-over bid made to shareholders of a corporation, the bid is accepted by the holders of not less than 90% of the shares (other than the shares held by the offeror or an affiliate of the offeror) of any class of shares to which the bid relates, the offeror is entitled to acquire (on the same terms on which the offeror acquired shares under the take-over bid) the shares held by those holders of shares of that class who did not accept the take-over bid. If a shareholder who did not accept the take-over bid (a dissenting offeree) does not receive an offeror’s notice, with respect to a compulsory acquisition (as described in the preceding sentence), that shareholder may require the offeror to acquire those shares on the same terms under which the offeror acquired (or will acquire) the shares owned by the shareholders who accepted the take-over bid.

Ownership and exchange controls

Limitations on the ability to acquire and hold our common shares may be imposed by the Competition Act (Canada). This legislation permits the Commissioner of Competition, or the Commissioner, to review any acquisition of control over or of a significant interest in us. This legislation grants the Commissioner jurisdiction, for up to one year, to challenge this type of acquisition before the Canadian Competition Tribunal on the basis that it would, or would be likely to, substantially prevent or lessen competition in any market in Canada.

Material differences between the CBCA and Delaware General Corporation Law

This legislation also requires any person who intends to acquire our common shares to file a notification with the Canadian Competition Bureau if certain financial thresholds are exceeded and if that person (and its affiliates) would hold more than 20% of our common shares. If a person already owns 20% or more of our common shares, a notification must be filed when the acquisition of additional shares would bring that person’s holdings to over 50%. Where a notification is required, the legislation prohibits completion of the acquisition until the expiration of a statutory waiting period, unless the Commissioner provides written notice that he does not intend to challenge the acquisition or an exemption is available.

There is no limitation imposed by Canadian law or our articles of incorporation on the right of non-residents to hold or vote our common shares, other than those imposed by the Investment Canada Act.

The Investment Canada Act requires any person that is a “non-Canadian” (as defined in the Investment Canada Act) who acquires control of an existing Canadian business, where the acquisition of control is not a reviewable transaction, to file a notification with Industry Canada not later than 30 days after implementation. The Investment Canada Act generally prohibits the implementation of a reviewable transaction unless, after review, the relevant minister is satisfied that the investment is likely to be of net benefit to Canada. Under the Investment Canada Act, the acquisition of control of us (either through the acquisition of our common shares or all or substantially all our assets) by a non-Canadian who is a World Trade Organization member country investor, including a United States investor, would be reviewable only if the value of our assets was equal to or greater than a specified amount. The specified amount for 2014 is $354 million. The threshold amount is subject to an annual adjustment on the basis of a prescribed formula in the Investment Canada Act to reflect changes in Canadian gross domestic product.

As a result of amendments to the Investment Canada Act substantial changes to the review threshold are pending. If and when these amendments come into force, the review threshold will increase to $600 million (and eventually to $1 billion) and will no longer be calculated on the basis of the book value of the Canadian business’ assets, but rather its “enterprise value.”

The Investment Canada Act contains various rules to determine if there has been an acquisition of control. For example, for purposes of determining whether an investor has acquired control of a corporation by acquiring shares, the following general rules apply, subject to certain exceptions. The acquisition of a majority of the voting shares of a corporation is deemed to be acquisition of control of that corporation. The acquisition of less than a majority but one-third or more of the voting shares of a corporation or of an equivalent undivided ownership interest in the voting shares of the corporation is presumed to be an acquisition of control of that corporation unless it can be established that, on the acquisition, the corporation is not controlled in fact by the acquiror through the ownership of voting shares. The acquisition of less than one-third of the voting shares of a corporation is deemed not to be acquisition of control of that corporation.

Under the Investment Canada Act, review on a discretionary basis may also be undertaken by the federal government in respect of a much broader range of investments by a non-Canadian to “acquire, in whole or in part, or to establish an entity carrying on all or any part of its operations in Canada.” For example, under the new national security regime, the relevant test is whether such an investment by a non-Canadian could be “injurious to national security.” The Minister of Industry has broad discretion to determine whether an investor is a non-Canadian and therefore may be subject to national security review. Review on national security grounds is at the discretion of the federal government and may occur on a pre- or post-closing basis.

Material differences between the CBCA and Delaware General Corporation Law

There is no law, governmental decree or regulation in Canada that restricts the export or import of capital, or which would affect the remittance of dividends or other payments by us to non-resident holders of our common shares, other than withholding tax requirements.

LISTING ON THE NASDAQ GLOBAL MARKET

We intend to apply for listing of our common shares on the NASDAQ Global Market under the symbol “KLOX.”

TRANSFER AGENT AND REGISTRAR

Upon the closing of this offering, the transfer agent and registrar for our common shares in the United States will be                     .

Shares eligible for future sale

Prior to this offering, there has not been a public market for our common shares. Future sales of substantial amounts of our common shares, including shares issued upon the exercise of outstanding options, in the public market after this offering, or the possibility of these sales occurring could cause the prevailing market price for our common shares to fall or impair our ability to raise equity capital in the future. We intend to apply for listing of our common shares on The NASDAQ Global Market under the symbol “KLOX.”

Upon the closing of this offering, a total of              common shares will be outstanding, assuming no exercise of the underwriters’ option to purchase additional shares. Of these shares, all              common shares sold in this offering by us will be freely tradable in the public market in the United States without restriction or further registration under the Securities Act, unless these shares are held by our “affiliates”, as that term is defined in Rule 144 under the Securities Act.

The remaining              common shares will be “restricted securities”, as that term is defined in Rule 144 under the Securities Act. Following the expiration of the lock-up period under the lock-up agreements described below, these restricted securities will be eligible for public sale in the United States only if they are registered under the Securities Act or if they qualify for an exemption from registration including under Rules 144 or 701 under the Securities Act, which are summarized below.

RULE 144

In general, under Rule 144 of the Securities Act (as in effect on the date of this prospectus), beginning 90 days after the date of this prospectus, an “affiliate” who has beneficially owned our shares for a period of at least six months is entitled to sell upon expiration or waiver of the lock-up arrangements described below within any three-month period a number of shares that does not exceed the greater of either 1% of the then outstanding shares, or approximately              immediately after this offering, or the average weekly trading volume of our shares on The NASDAQ Global Market during the four calendar weeks preceding the filing with the SEC of a notice on Form 144 with respect to such sale. Such sales under Rule 144 of the Securities Act are also subject to prescribed requirements relating to the manner of sale, notice and availability of current public information about us.

Under Rule 144, a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior holder other than an affiliate, is entitled to sell such shares without restriction, provided we have been in compliance with our reporting requirements under the Exchange Act for the six months following satisfaction of the six-month holding period. To the extent that our affiliates sell their shares, other than pursuant to Rule 144 or a registration statement, the purchaser’s holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.

RULE 701

In general, under Rule 701 (as in effect on the date of this prospectus), any of our employees, consultants or advisors who purchase shares from us in connection with a compensatory share or option plan or other written agreement in a transaction that was completed in reliance on Rule 701 and complied with the requirements of Rule 701 will be eligible to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

Shares eligible for future sale

LOCK-UP AGREEMENTS

Holders of          outstanding shares of our common shares, including each of our officers, directors and principal shareholders have agreed with the underwriters, subject to certain exceptions, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any of our common shares, or any options or warrants to purchase any common shares, or any securities convertible into, exchangeable for or that represent the right to receive our common shares for a period through the date 180 days after the date of this prospectus, except with the prior written consent of UBS Securities LLC, on behalf of the underwriters.

The underwriters currently do not anticipate shortening or waiving any of the lock-up agreements and do not have any pre-established conditions for such modifications or waivers. The underwriters may, however, release for sale in the public market all or any portion of the shares subject to the lock-up agreements.

STOCK OPTION PLAN

As soon as practicable after the closing of this offering, we intend to file a Form S-8 registration statement under the Securities Act to register our common shares issued or reserved for issuance under our stock option plan and agreements. This registration statement will become effective immediately upon filing, and shares covered by this registration statement will thereupon be eligible for sale in the public markets, subject to vesting restrictions, the lock-up agreements described above and Rule 144 limitations applicable to affiliates. For a more complete discussion of our stock option plan, see “Management—Stock Option Plan.”

Material United States and Canadian income tax considerations

The information presented under the caption “U.S. Federal Income Tax Consequences to U.S. Holders” below is a discussion of the material U.S. federal income tax consequences to U.S. Holders (as defined below) of investing in common shares. The information presented under the caption “Canadian Federal Income Tax Information” is a discussion of the material Canadian tax consequences of investing in common shares.

You should consult your tax adviser regarding the applicable tax consequences to you of investing in our common shares under the laws of the United States (federal, state and local), Canada and any other applicable foreign jurisdiction.

U.S. FEDERAL INCOME TAX CONSEQUENCES TO U.S. HOLDERS

The following are the material U.S. federal income tax consequences to U.S. Holders (as defined below) of owning and disposing of common shares acquired in this offering. This discussion does not address any aspects of U.S. taxation other than U.S. federal income taxation, does not address any U.S. state, local or non-U.S. tax considerations, and does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to acquire common shares. This discussion applies only to U.S. Holders that hold their common shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances including alternative minimum, gift, and estate tax consequences, and does not address the tax consequences applicable to U.S. Holders subject to special rules, such as:

➢	a holder of common shares who actually or constructively owns or is deemed to own 10% or more of the total combined voting power of all classes of our shares entitled to vote;

➢	a U.S. Holder who is also resident or ordinarily resident in Canada for Canadian tax purposes or who is otherwise subject to Canadian income tax or capital gains tax with respect to our common shares;

➢	a bank or other financial institution;

➢	an insurance company;

➢	a dealer or trader in securities who uses a mark-to-market method of tax accounting;

➢	a person holding common shares as part of a hedging transaction, straddle, wash sale, conversion transaction or integrated transaction or a person entering into a constructive sale with respect to common shares;

➢	a U.S. Holder whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

➢	an entity classified as a partnership or other pass-through entity for U.S. federal income tax purposes, including persons that will hold our common shares through such an entity;

➢	a tax-exempt entity, including an “individual retirement account” or “Roth IRA” or retirement plan;

➢	a U.S. expatriate;

➢	a real estate investment trust;

➢	a regulated investment company;

Material United States and Canadian income tax considerations

➢	a person who acquired our common shares pursuant to the exercise of an employee stock option or otherwise as compensation; or

➢	a person holding our common shares in connection with a trade or business conducted outside of the United States.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds common shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding common shares and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of owning and disposing of common shares.

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed U.S. Treasury regulations all as of the date hereof, any of which is subject to change, possibly with retroactive effect, and to differing interpretations, all of which could affect the tax considerations described below. There can be no assurances that the Internal Revenue Service, or IRS, will not take a position concerning the tax consequences of the acquisition, ownership and disposition of the common shares or that such a position would not be sustained.

A “U.S. Holder” is a holder who is a beneficial owner of common shares and for U.S. federal income tax purposes is:

➢	an individual citizen or individual resident of the United States;

➢	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or

➢	a trust, if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the ability to control all of the substantial decisions of such trust or has a valid election in effect to be treated as a United States person; or

➢	an estate the income of which is subject to U.S. federal income taxation regardless of its source.

U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and foreign tax consequences of owning and disposing of common shares in their particular circumstances.

Subject to the discussion below under “Passive Foreign Investment Company Rules,” this discussion assumes that we are a foreign corporation that is not, and will not become, a passive foreign investment company, or PFIC, as described below.

Taxation of distributions

Although we do not currently plan to pay dividends, any future distributions paid on common shares will be treated as taxable dividends to a U.S. Holder to the extent of such U.S. Holder’s pro rata share of our current and/or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent that a distribution paid to a U.S. Holder with respect to our common shares exceeds such U.S. Holder’s pro rata share of our current and accumulated earnings and profits, it will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s basis in the common shares (determined on a share-by-share basis), will reduce (but not below zero) such basis, and thereafter generally will be treated as a capital gain. See “—Sale or Other Disposition of Common Shares.” We may not maintain calculations of our earnings and profits under U.S. federal income tax principles. Accordingly, distributions, if any, generally will be reported to U.S. Holders as dividends. The amount of any dividend income paid in Canadian dollars will be the U.S. dollar amount calculated by reference to

Material United States and Canadian income tax considerations the exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt (or deemed receipt), a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt. Such foreign currency gain or loss should be treated as ordinary income or loss from United States sources for United States foreign tax credit purposes.

Dividends received by a non-corporate U.S. Holder are eligible to be taxed at reduced rates, if we are a “qualified foreign corporation” and certain other applicable requirements, including holding period requirements, are met. The reduced rate applicable to dividends paid to non-corporate U.S. Holders is not available for dividends paid by a PFIC (described below) or in certain other situations, including if we are not a qualified foreign corporation. A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information provision, or (b) with respect to any dividend it pays on shares of stock which are readily tradable on an established securities market in the United States. The common shares are listed on the NASDAQ Global Market, which is an established securities market in the United States, and we expect the common shares to be readily tradable on the NASDAQ Global Market. However, there can be no assurance that the common shares will be considered readily tradable on an established securities market in the United States in later years. The Company, which is incorporated under the laws of Canada, believes that it qualifies as a resident of Canada for purposes of, and is eligible for the benefits of, the Convention between the United States of America and Canada with Respect to Taxes on Income and Capital, signed on September 26, 1980, or the U.S.-Canada Tax Treaty, although there can be no assurance in this regard. Further, the IRS has determined that the U.S.-Canada Tax Treaty is satisfactory for purposes of the qualified dividend rules and that it includes an exchange-of-information program. Therefore, subject to the discussion under “Passive Foreign Investment Company Rules,” below, such dividends will generally be “qualified dividend income” in the hands of individual U.S. holders, provided that the holding period requirement and certain other requirements are met. Dividends received by a corporate U.S. Holder will not be eligible for the dividends-received deduction generally available to U.S. corporate shareholders under the Code for dividends received from certain U.S. and non-U.S. corporations.

For foreign tax credit limitation purposes, distributions paid on the common shares that are treated as dividends will be treated as income from sources outside the United States and will generally constitute passive category income.

Sale or other disposition of common shares

For U.S. federal income tax purposes, gain or loss recognized on the sale or other disposition of common shares generally will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the shares for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder’s adjusted tax basis in the common shares disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. Long-term capital gains recognized by non-corporate U.S. Holders are taxable at reduced rates. There are limitations on the deductibility of capital losses. For a cash basis taxpayer, units of foreign currency paid or received are translated into U.S. dollars at the spot rate on the settlement date of the purchase or sale. In that case, no foreign currency exchange gain or loss will result from currency fluctuations between the trade date and the settlement date of such a purchase or sale. ]For an accrual basis taxpayer, units of foreign currency paid or received are generally translated into U.S. dollars at the spot rate on the trade date of the purchase or sale. Such

Material United States and Canadian income tax considerations an accrual basis taxpayer may recognize exchange gain or loss based on currency fluctuations between the trade date and settlement date. Any gain or loss will generally be U.S.-source gain or loss for foreign tax credit limitation purposes.

Passive foreign investment company rules

In general, a corporation organized outside the United States will be a PFIC in any taxable year in which either (i) at least 75% of its gross income is “passive income” or (ii) on average at least 50% of the value of its assets is attributable to assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and gains from commodities transactions and from the sale or exchange of property that gives rise to passive income. Assets that produce or are held for the production of passive income may include cash, even if held as working capital or raised in a public offering, marketable securities and other assets that may produce passive income. The average value of a corporation’s assets for this purpose, in the case of a corporation whose shares are publicly traded for the taxable year, generally is the average of their fair market value at the end of each quarter. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

We do not believe we were a PFIC in 2014 and based on the nature of our business, the projected composition of our income and the projected composition and estimated fair market values of our assets, we do not expect to be a PFIC in 2015. However, there can be no assurances in this regard, or that the Internal Revenue Service, or the IRS, will agree with our conclusion, because we hold and expect to continue to hold following this offering a substantial amount of cash and cash equivalents, and because the calculation of the value of our assets may be based in part on the value of our shares, which may fluctuate considerably after this offering. In addition, there can be no assurances regarding our PFIC status in one or more subsequent years to the extent that our activities change, and our United States counsel expresses no opinion with respect to our PFIC status in 2014 or 2015, and also expresses no opinion with respect to our predictions or past determinations regarding our PFIC status in the future.

If we are a PFIC in any taxable year during which a U.S. Holder owns our shares, such U.S. Holder could be liable for additional taxes and interest charges upon (1) a distribution paid during a taxable year that is greater than 125% of the average annual distributions paid in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for the shares, and (2) any gain recognized on a sale, exchange or other disposition, including a pledge, of the shares, whether or not we continue to be a PFIC. In these circumstances, the tax will be determined by allocating such distribution or gain ratably over the U.S. Holder’s holding period for the shares. The amount allocated to the current taxable year (i.e., the year in which the distribution occurs or the gain is recognized) and any year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates in effect for individuals or corporations, as applicable, to ordinary income for each such taxable year, and an interest charge, generally applicable to underpayments of tax, will be added to the tax. If we are a PFIC for any year during which a U.S. Holder holds the shares, we must generally continue to be treated as a PFIC by that holder for all succeeding years during which the U.S. Holder holds the shares, unless we cease to meet the requirements for PFIC status and the U.S. Holder makes a “deemed sale” election with respect to the shares. If such election is made, the U.S. Holder will be deemed to have sold the shares it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain from such deemed sale would be subject to the consequences described above. After the deemed sale election, the U.S. Holder’s shares with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC.

Material United States and Canadian income tax considerations

If we are a PFIC for any taxable year during which a U.S. Holder holds the shares and one of our non-United States subsidiaries is also a PFIC (i.e., a lower-tier PFIC), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be subject to the rules described above on certain distributions by the lower-tier PFIC and a disposition of shares of the lower-tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. Each U.S. Holder is advised to consult its tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

The tax consequences that would apply if we were a PFIC would be different from those described above if a timely and valid “mark-to-market” election is made by a U.S. Holder for the shares held by such U.S. Holder. An electing U.S. Holder generally would take into account as ordinary income each year, the excess of the fair market value of the shares held at the end of the taxable year over the adjusted tax basis of such shares. The U.S. Holder would also take into account, as an ordinary loss each year, the excess of the adjusted tax basis of such shares over their fair market value at the end of the taxable year, but only to the extent of the excess of amounts previously included in income over ordinary losses deducted as a result of the mark-to-market election. The U.S. Holder’s tax basis in the shares would be adjusted to reflect any income or loss recognized as a result of the mark-to-market election. Any gain from a sale, exchange or other disposition of the shares in any taxable year in which we are a PFIC would be treated as ordinary income and any loss from such sale, exchange or other disposition would be treated first as ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as capital loss. If, after having been a PFIC for a taxable year, we cease to be classified as a PFIC, the U.S. Holder would not be required to take into account any latent gain or loss in the manner described above and any gain or loss recognized on the sale or exchange of the shares would be classified as a capital gain or loss.

A mark-to-market election is available to a U.S. Holder only for “marketable stock.” Generally, stock will be considered marketable stock if it is “regularly traded” on a “qualified exchange” within the meaning of applicable U.S. Treasury regulations. A class of stock is regularly traded during any calendar year during which such class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. The shares will be marketable stock as long as they remain listed on a qualified exchange, such as the NASDAQ Global Market, and are regularly traded. A mark-to-market election will not apply to the shares for any taxable year during which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year in which we become a PFIC. Such election will not apply to any subsidiary that we own. Accordingly, a U.S. Holder may continue to be subject to the PFIC rules with respect to any lower-tier PFICs notwithstanding the U.S. Holder’s mark-to-market election for our shares.

The tax consequences that would apply if we were a PFIC would also be different from those described above if a U.S. Holder were able to make a valid “qualified electing fund,” or QEF, election. As we do not expect to provide U.S. Holders with the information required in order to permit a QEF election, prospective investors should assume that a QEF election will not be available.

Each U.S. Holder who is a shareholder of a PFIC must file an annual report containing certain information.

Medicare tax

In general, a United states person that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax on the lesser of (1) the United States person’s “net investment income” for the relevant taxable year and (2) the excess of the United States person’s modified adjusted gross income for the taxable year over a certain threshold (which in the case

Material United States and Canadian income tax considerations of individuals will be between US$125,000 and US$250,000, depending on the individual’s circumstances). A U.S. holder’s net investment income will include its gross dividend income and its net gains from the disposition of our common shares, unless such dividends or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a United States person that is an individual, estate or trust, you are encouraged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in our common shares.

Information reporting and backup withholding

U.S. Holders may be required to file certain U.S. information reporting returns with the IRS with respect to an investment in our common shares, including, among others, IRS Form 8938 (Statement of Specified Foreign Financial Assets). Substantial penalties may be imposed upon a U.S. Holder that fails to comply with the required information reporting.

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

Each U.S. Holder is urged to consult with its tax advisor concerning the United States federal income tax consequences of purchasing, holding, and disposing of our common shares if we are or become classified as a PFIC, including the procedure for, and the possibility and consequences of, making a purging, QEF or mark-to-market election. We cannot provide any assurances that the IRS will agree with our annual determinations of our PFIC status.

CANADIAN FEDERAL INCOME TAX INFORMATION

The following summary describes, as of the date hereof, the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the Income Tax Regulations, which are collectively referred to as the Canadian Tax Act, generally applicable to a holder, which we refer to herein as a Canadian Holder, who acquires the common shares pursuant to this offering and who, for the purposes of the Canadian Tax Act and at all relevant times, beneficially owns the common shares as capital property, and deals at arm’s length with, and is not affiliated with, us or the underwriters. The common shares will generally be considered to be capital property for this purpose unless either the Canadian Holder holds (or will hold) such common shares in the course of carrying on a business of trading or dealing in securities, or the Canadian Holder has acquired (or will acquire) such common shares in a transaction or transactions considered to be an adventure or concern in the nature of trade.

This summary is not applicable to: (a) a Canadian Holder that is a “financial institution”, as defined in the Canadian Tax Act for purposes of the mark-to-market rules; (b) a Canadian Holder, an interest in which would be a “tax shelter investment” as defined in the Canadian Tax Act; (c) a Canadian Holder that is a “specified financial institution” as defined in the Canadian Tax Act; (d) a Canadian Holder that is a corporation that has elected in the prescribed form and manner and has otherwise met the requirements to use functional currency tax reporting as set out in the Canadian Tax Act; (e) a Canadian

Material United States and Canadian income tax considerations

Holder that is a corporation resident in Canada, and is, or becomes controlled by a non-resident corporation for the purposes of the “foreign affiliate dumping” rules in section 212.3 of the Canadian Tax Act; or (f) a Canadian Holder that, with respect to the common shares, has or that has entered into a “synthetic disposition arrangement” or a “derivative forward agreement” as those terms are defined in the Canadian Tax Act. In addition, this summary does not address the deductibility of interest by a holder of common shares that has borrowed money or otherwise incurred debt in connection with the acquisition of common shares. Any such Canadian Holder to which this summary does not apply should consult its own tax advisor.

This summary is based upon the current provisions of the Canadian Tax Act and counsel’s understanding of the current published administrative and assessing policies and practices of the Canada Revenue Agency. The summary also takes into account all specific proposals to amend the Canadian Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, which are collectively referred to as the Canadian Tax Proposals, and assumes that all such Canadian Tax Proposals will be enacted in the form proposed. No assurance can be given that the Canadian Tax Proposals will be enacted in the form proposed or at all. This summary does not otherwise take into account or anticipate any changes in law, administrative policy or assessing practice, whether by way of legislative, regulatory, judicial or administrative action or interpretation, nor does it address any provincial, territorial or foreign tax considerations.

All amounts in a currency other than the Canadian dollar relating to the acquisition, holding and disposition of the common shares must generally be converted into Canadian dollars based on the exchange rates determined in accordance with the Canadian Tax Act. The amount of dividends to be included in income, and capital gains and losses realized by a Canadian Holder, may be affected by fluctuations in the relevant exchange rates.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Canadian Holder. Accordingly, you are urged to consult your own tax advisors about the specific tax consequences to you of acquiring, holding and disposing of our common shares.

Residents of Canada

The following discussion applies to Canadian Holders who, for the purposes of the Canadian Tax Act, and at all relevant times, are residents of Canada, which we refer to as Canadian Resident Holders.

Certain Canadian Resident Holders whose common shares might not otherwise qualify as capital property may, in certain circumstances, treat such common shares and every Canadian Security, as defined in the Canadian Tax Act, owned or subsequently acquired by such holders, as capital property by making an irrevocable election pursuant to subsection 39(4) of the Canadian Tax Act. Canadian Resident Holders contemplating making a subsection 39(4) election should consult their advisor for advice as to whether the election is available or advisable in their particular circumstances.

Dividends on common shares

Dividends received or deemed to be received on the common shares by a Canadian Resident Holder who is an individual (other than certain trusts) must be included in income and will be subject to the gross-up and dividend tax credit rules normally applicable under the Canadian Tax Act to taxable dividends received from taxable Canadian corporations. We may designate all or a portion of such dividends as “eligible dividends”, which will be subject to an enhanced gross-up and dividend tax credit regime in accordance with the rules in the Canadian Tax Act. We will notify our shareholders of any such designations at the appropriate times.

Material United States and Canadian income tax considerations

Dividends received or deemed to be received on the common shares by a Canadian Resident Holder that is a corporation will be included in its income and will generally also be deductible in computing its taxable income. A Canadian Resident Holder that is a “private corporation” or a “subject corporation” (each as defined in the Canadian Tax Act) may be liable under Part IV of the Canadian Tax Act to pay a refundable tax at a rate of 33-1/3% on dividends received or deemed to be received on the common shares to the extent such dividends are deductible in computing the Canadian Resident Holder’s taxable income. This tax will generally be refunded to the Canadian Resident Holder at a rate of C$1.00 for every C$3.00 of taxable dividends paid while it is a private corporation or a subject corporation.

Dispositions of common shares

A disposition, or a deemed disposition, of a common share (other than to us unless purchased by us in the open market in the manner in which shares are normally purchased by any member of the public in the open market) by a Canadian Resident Holder will generally give rise to a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the common share exceed (or are less than) the adjusted cost base of the common share to the Canadian Resident Holder and any reasonable costs of disposition. For this purpose, the adjusted cost base to a Canadian Resident Holder of a common share will be determined at any time by averaging the cost of such common share with the cost of all other common shares owned by the Canadian Resident Holder as capital property at that time, which cost shall include any reasonable acquisition expenses incurred by the Canadian Resident Holder.

Refundable tax

A Canadian Resident Holder that is throughout the year a “Canadian-controlled private corporation” (as defined in the Canadian Tax Act) may be liable to pay a refundable tax at a rate of 6 2/3% on certain “investment income” (as defined in the Canadian Tax Act) for the year, including taxable capital gains from the disposition or deemed disposition of common shares, but excluding dividends or deemed dividends deductible in computing taxable income.

Taxation of capital gains and capital losses

Generally, one-half of any capital gain (a taxable capital gain) realized by a Canadian Resident Holder for a taxation year must be included in the Canadian Resident Holder’s income in the year. Subject to and in accordance with the provisions of the Canadian Tax Act, a Canadian Resident Holder is required to deduct one-half of any capital loss (an allowable capital loss) realized in the year from taxable capital gains realized in that year, and allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding taxation years, or carried forward and deducted in any subsequent year, from net taxable capital gains realized in such years (but not against other income) to the extent and under the circumstances described in the Canadian Tax Act. If the Canadian Resident Holder is a corporation, any such capital loss realized on the sale of a common share may in certain circumstances be reduced by the amount of any dividends which have been received or which are deemed to have been received on the common share. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns shares, directly or indirectly through a partnership or a trust.

Alternative minimum tax

Individuals, including certain trusts, are subject to an alternative minimum tax. Generally, dividends received or deemed to be received on the common shares and capital gains realized on the disposition of common shares may increase a Canadian Resident Holder’s liability for alternative minimum tax. Canadian Resident Holders should consult with their own tax advisors with respect to the potential application of the alternative minimum tax.

Material United States and Canadian income tax considerations

Non-residents of Canada

The following discussion applies to a Canadian Holder who, for the purposes of the Canadian Tax Act, and at all relevant times, is not (and is not deemed to be) resident in Canada and will not use or hold (and will not be deemed to use or hold) the common shares in, or in the course of, carrying on a business or part of a business in Canada. We refer to such a Canadian Holder as a Non-Resident of Canada Holder. In addition, this discussion does not apply to a Non-Resident of Canada Holder that carries on or is deemed to carry on, an insurance business in Canada and elsewhere or to an “authorized foreign bank,” within the meaning of the Canadian Tax Act. Such holders should consult their own tax advisors.

Dividends on common shares

Canadian withholding tax at a rate of 25% (subject to reduction under the provisions of any applicable income tax treaty or convention) will be payable on the gross amount of dividends on the common shares paid or credited, or deemed to be paid or credited, to a Non-Resident of Canada Holder. The Canadian withholding taxes will be deducted directly by us or our paying agent from the amount of dividend otherwise payable and remitted to the Receiver General of Canada. The rate of withholding tax applicable to a dividend paid on the common shares to a Non-Resident of Canada Holder who is a resident of the United States for purposes of the Canada-U.S. Income Tax Convention, or the Convention, beneficially owns the dividend and qualifies for the benefits of the Convention will generally be reduced to 15% or, if the Non-Resident of Canada Holder is a corporation that owns at least 10% of our voting shares, to 5%. Not all persons who are residents of the United States for purposes of the Convention will qualify for the benefits of the Convention. A Non-Resident Holder of Canada who is a resident of the United States is advised to consult its tax advisor in this regard. The rate of withholding tax on dividends is also reduced under certain other bilateral income tax treaties or conventions to which Canada is a signatory.

Dispositions of common shares

A Non-Resident of Canada Holder will not be subject to tax under the Canadian Tax Act in respect of any capital gain realized by such Non-Resident of Canada Holder on a disposition, or deemed disposition, of our common shares unless the common shares constitute “taxable Canadian property” (as defined in the Canadian Tax Act) of the Non-Resident of Canada Holder at the time of disposition and the holder is not entitled to relief under the applicable income tax treaty or convention. As long as the common shares are then listed on a “designated stock exchange” (as defined in the Canadian Tax Act), which currently includes the NASDAQ, the common shares generally will not constitute taxable Canadian property of a Non-Resident of Canada Holder, unless (a) at any time during the 60-month period preceding the disposition: (i) one or any combination of (A) the Non-Resident of Canada Holder, (B) persons not dealing at arm’s length with such Non-Resident of Canada Holder and (C) partnerships in which the Non-Resident of Canada Holder or a person described in (B) holds a membership interest directly or indirectly through one or more partnerships, owned 25% or more of our issued shares of any class or series; and (ii) more than 50% of the fair market value of the common shares was derived, directly or indirectly, from a combination of (A) real or immoveable property situated in Canada, (B) “Canadian resource property” (as such term is defined in the Canadian Tax Act), (C) “timber resource property” (as such term is defined in the Canadian Tax Act), or (D) options in respect of interests in, or for civil law rights in, any such properties whether or not the property exists, or (b) the common shares are otherwise deemed to be taxable Canadian property. If the common shares are considered taxable Canadian property to a Non-Resident of Canada Holder, an applicable income tax treaty or convention may in certain circumstances exempt that Non-Resident of Canada Holder from tax under the Canadian Tax Act in respect of the disposition or deemed disposition of the common shares. Non-Resident of Canada Holders whose common shares are, or may be, taxable Canadian property should consult their own tax advisors for advice having regard to their particular circumstances.

Material United States and Canadian income tax considerations

As long as the common shares are listed at the time of their disposition or deemed disposition on a “recognized stock exchange”, as defined in the Canadian Tax Act (which currently includes the NASDAQ), a Non-Resident of Canada Holder who disposes of common shares that are taxable Canadian property will not be required to satisfy the obligations imposed under section 116 of the Canadian Tax Act and, as such, the purchaser of such shares will not be required to withhold any amount on the purchase price paid. An exemption from such requirements may also be available in respect of such disposition if the common shares are “treaty-exempt property”, as defined in the Canadian Tax Act.

In the event that a common share constitutes taxable Canadian property of a Non-Resident of Canada Holder and any capital gain that would be realized on the disposition or deemed disposition thereof is not exempt from tax under the Canadian Tax Act pursuant to an applicable income tax convention or treaty, the income tax consequences discussed under “—Residents of Canada-Dispositions of common shares” and “—Residents of Canada-Taxation of Capital Gains and Capital Losses” will generally apply to the Non-Resident of Canada Holder but any such holder should consult its own tax advisor in this regard.

Eligibility for investment

In the opinion of BCF LLP, our Canadian counsel, and Osler, Hoskin & Harcourt LLP, Canadian counsel to the underwriters, based on the provisions of the Canadian Tax Act in force on the date hereof, the common shares will be qualified investments under the Canadian Tax Act for trusts governed by registered retirement savings plans, or RRSP, registered retirement income funds, or RRIF, registered disability savings plans, deferred profit sharing plans, registered education savings plans and tax-free savings accounts, or TFSA, each as defined in the Canadian Tax Act, provided that at that time the common shares are listed on a designated stock exchange, within the meaning of the Canadian Tax Act (which currently includes the NASDAQ). Trusts governed by RRSP, RRIF, registered disability savings plans, deferred profit sharing plans, registered education savings plans and TFSA are referred to as Deferred Plans.

Notwithstanding the foregoing, if our common shares are a “prohibited investment” (as defined in the Canadian Tax Act) for a TFSA, RRSP or RRIF, a holder of a TFSA or an annuitant under a RRSP or RRIF, as the case may be, will be subject to a penalty tax on the common shares and other tax consequences may result. The common shares will generally not be a prohibited investment provided the holder or the annuitant, as the case may be, deals at arm’s length with us for purposes of the Canadian Tax Act and does not have a “significant interest” (as defined in the Canadian Tax Act) in us. In addition, a common share will generally not be a “prohibited investment” if the common share is “excluded property” (as defined in the Canadian Tax Act) for trusts governed by a TFSA, RRSP or RRIF. Holders who may wish to hold their common shares in a trust governed by a TFSA, RRSP or RRIF are advised to consult their own tax advisors regarding the “prohibited investment” rules having regard to their own particular circumstances.

Prospective subscribers who intend to hold our common shares in Deferred Plans are advised to consult their tax advisors.

Underwriting

We are offering our common shares described in this prospectus through the underwriters named below. UBS Securities LLC is acting as sole bookrunner of this offering and as representative of the underwriters. We have entered into an underwriting agreement with the representative. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase, and we have agreed to sell to the underwriters, the number of common shares listed next to its name in the following table.

Underwriters	Number of Shares
UBS Securities LLC
Canaccord Genuity Inc
Needham & Company, LLC
National Bank Securities (USA) Corp

Total

The underwriting agreement provides that the underwriters must buy all of the common shares if they buy any of them. However, the underwriters are not required to pay for the shares covered by the underwriters’ option to purchase additional shares as described below.

Our common shares are offered subject to a number of conditions, including:

➢	receipt and acceptance of our common shares by the underwriters; and

➢	the underwriters’ right to reject orders in whole or in part.

We have been advised by the representative that the underwriters intend to make a market in our common shares but that they are not obligated to do so and may discontinue making a market at any time without notice.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

OPTION TO PURCHASE ADDITIONAL SHARES

We have granted the underwriters an option to buy up to an aggregate of              additional common shares. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, they will each purchase additional common shares approximately in proportion to the amounts specified in the table above.

UNDERWRITING DISCOUNT

Shares sold by the underwriters to the public will initially be offered at the initial offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to US$         per share from the initial public offering price. Sales of shares made outside of the United States may be made by affiliates of the underwriters. If all the shares are not sold at the initial public offering price, the representative may change the offering price and the other selling terms. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the shares at the prices and upon the terms stated therein.

Underwriting

The following table shows the per share and total underwriting discount we will pay to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase up to              additional shares.

	No exercise	Full exercise
Per share	US$	US$
Total	US$	US$

We estimate that the total expenses of the offering payable by us, not including the underwriting discount, will be approximately US$         million. We have agreed with the underwriters to pay all fees and expenses related to the review and qualification of this offering by the Financial Industry Regulatory Authority, Inc. (“FINRA”) and “blue sky” expenses.

NO SALES OF SIMILAR SECURITIES

We, our executive officers and directors, and substantially all of our shareholders have entered into lock-up agreements with the underwriters. Under the lock-up agreements, subject to certain exceptions, we and each of these persons may not, without the prior written approval of UBS Securities LLC, offer, sell, contract to sell, pledge, or otherwise dispose of, directly or indirectly, or hedge our common shares or securities convertible into or exchangeable or exercisable for our common shares. These restrictions will be in effect for a period of 180 days after the date of this prospectus.

UBS Securities LLC may, at any time without public notice and in its sole discretion, release some or all the securities from these lock-up agreement, except in the case of a release given to any of our officers or directors, in which case we will be required to announce such a consent in a press release at least two business days prior to the effective date of the consent if we are notified by at least three business days in advance thereof. There are no agreements between the representative, on the one hand, and our officers, directors or the selling shareholder, on the other hand, releasing them from these lock-up agreements prior to the expiration of the 180-day period. If the restrictions under the lock-up agreements are waived, our common shares may become available for resale into the market, subject to applicable law, which could reduce the market price of our common shares.

INDEMNIFICATION

We have agreed to indemnify the several underwriters against certain liabilities, including certain liabilities under the Securities Act. If we are unable to provide this indemnification, we have agreed to contribute to payments the underwriters may be required to make in respect of those liabilities.

NASDAQ QUOTATION

We intend to apply to have our common shares approved for listing on the NASDAQ Global Market under the symbol “KLOX.”

Underwriting

PRICE STABILIZATION, SHORT POSITIONS

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common shares during and after this offering, including:

➢	stabilizing transactions;

➢	short sales;

➢	purchases to cover positions created by short sales;

➢	imposition of penalty bids; and

➢	syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common shares while this offering is in progress. Stabilization transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. These transactions may also include making short sales of our common shares, which involve the sale by the underwriters of a greater number of common shares than they are required to purchase in this offering and purchasing common shares on the open market to cover short positions created by short sales. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The underwriters may close out any covered short position by either exercising their option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

Naked short sales are short sales made in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common shares in the open market that could adversely affect investors who purchased in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

These stabilizing transactions, short sales, purchases to cover positions created by short sales, the imposition of penalty bids and syndicate covering transactions may have the effect of raising or maintaining the market price of our common shares or preventing or retarding a decline in the market price of our common shares. As a result of these activities, the price of our common shares may be higher than the price that otherwise might exist in the open market. The underwriters may carry out these transactions on the NASDAQ, in the over-the-counter market or otherwise. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the shares. Neither we, nor any of the underwriters make any representation that the underwriters will engage in these stabilization transactions or that any transaction, once commenced, will not be discontinued without notice.

Underwriting

DETERMINATION OF OFFERING PRICE

Prior to this offering, there was no public market for our common shares. The initial public offering price will be determined by negotiation among us and the representative of the underwriters. The principal factors to be considered in determining the initial public offering price include:

➢	the information set forth in this prospectus and otherwise available to the representative;

➢	our history and prospects and the history and prospects for the industry in which we compete;

➢	our past and present financial performance;

➢	our prospects for future earnings and the present state of our development;

➢	the general condition of the securities market at the time of this offering;

➢	the recent market prices of, and demand for, publicly traded common shares of generally comparable companies; and

➢	other factors deemed relevant by the underwriters and us.

The estimated public offering price range set forth on the cover page of this prospectus is subject to change as a result of market conditions and other factors. Neither we nor the underwriters can assure investors that an active trading market will develop for our common shares or that the common shares will trade in the public market at or above the initial public offering price.

AFFILIATIONS

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and their affiliates may from time to time in the future engage with us and perform services for us or in the ordinary course of their business for which they will receive customary fees and expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of us. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of these securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in these securities and instruments.

ELECTRONIC DISTRIBUTION

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of the

Underwriting

prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter and should not be relied upon by investors.

NOTICE TO PROSPECTIVE INVESTORS

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares which are the subject of the offering contemplated by this prospectus (the “Shares”) may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any Shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a qualified investor as defined under the Prospectus Directive;

(b)	by the underwriters to fewer than 100, or, if the Relevant Member State has implemented the relevant provisions of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives of the underwriters for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of Shares shall result in a requirement us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any Shares to be offered so as to enable an investor to decide to purchase any Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State. The expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

The EEA selling restriction is in addition to any other selling restrictions set out in this prospectus.

United Kingdom

This prospectus is only being distributed to and is only directed at: (1) persons who are outside the United Kingdom; (2) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); or (3) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons falling within (1)-(3) together being referred to as “relevant persons”). The shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

Underwriting

Australia

This prospectus is not a formal disclosure document and has not been, nor will be, lodged with the Australian Securities and Investments Commission. It does not purport to contain all information that an investor or their professional advisers would expect to find in a prospectus or other disclosure document (as defined in the Corporations Act 2001 (Australia)) for the purposes of Part 6D.2 of the Corporations Act 2001 (Australia) or in a product disclosure statement for the purposes of Part 7.9 of the Corporations Act 2001 (Australia), in either case, in relation to the securities.

The securities are not being offered in Australia to “retail clients” as defined in sections 761G and 761GA of the Corporations Act 2001 (Australia). This offering is being made in Australia solely to “wholesale clients” for the purposes of section 761G of the Corporations Act 2001 (Australia) and, as such, no prospectus, product disclosure statement or other disclosure document in relation to the securities has been, or will be, prepared.

This prospectus does not constitute an offer in Australia other than to persons who do not require disclosure under Part 6D.2 of the Corporations Act 2001 (Australia) and who are wholesale clients for the purposes of section 761G of the Corporations Act 2001 (Australia). By submitting an application for our securities, you represent and warrant to us that you are a person who does not require disclosure under Part 6D.2 and who is a wholesale client for the purposes of section 761G of the Corporations Act 2001 (Australia). If any recipient of this prospectus is not a wholesale client, no offer of, or invitation to apply for, our securities shall be deemed to be made to such recipient and no applications for our securities will be accepted from such recipient. Any offer to a recipient in Australia, and any agreement arising from acceptance of such offer, is personal and may only be accepted by the recipient. In addition, by applying for our securities you undertake to us that, for a period of 12 months from the date of issue of the securities, you will not transfer any interest in the securities to any person in Australia other than to a person who does not require disclosure under Part 6D.2 and who is a wholesale client.

Hong Kong

The contents of this prospectus have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this prospectus, you should obtain independent professional advice. Please note that (i) our securities may not be offered or sold in Hong Kong, by means of this prospectus or any document other than to “professional investors” within the meaning of Part I of Schedule 1 of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) (SFO) and any rules made thereunder, or in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong) (CO) or which do not constitute an offer or invitation to the public for the purpose of the CO or the SFO, and (ii) no advertisement, invitation or document relating to our securities may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere) which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the SFO and any rules made thereunder.

Japan

Our securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and our securities will not be offered or

Underwriting

sold, directly or indirectly, in Japan, or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan, or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our securities may not be circulated or distributed, nor may our securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (SFA), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where our securities are subscribed or purchased under Section 275 by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired our securities pursuant to an offer made under Section 275 except:

(1)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(2)	where no consideration is or will be given for the transfer;

(3)	where the transfer is by operation of law; or

(4)	as specified in Section 276(7) of the SFA.

Switzerland

This Prospectus does not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations (CO) and the shares will not be listed on the SIX Swiss Exchange. Therefore, the Prospectus may not comply with the disclosure standards of the CO and/or the listing rules (including any prospectus schemes) of the SIX Swiss Exchange. Accordingly, the shares may not be offered to the public in or from Switzerland, but only to a selected and limited circle of investors, which do not subscribe to the shares with a view to distribution.

Underwriting

Greece

The securities have not been approved by the Hellenic Capital Markets Commission for distribution and marketing in Greece. This document and the information contained therein do not and shall not be deemed to constitute an invitation to the public in Greece to purchase the securities. The securities may not be advertised, distributed, offered or in any way sold in Greece except as permitted by Greek law.

Dubai International Finance Centre

This prospectus relates to an Exempt Offer in accordance with the Markets Rules of the Dubai Financial Services Authority. This prospectus is intended for distribution only to Professional Clients who are not natural persons. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The securities to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this document you should consult an authorized financial adviser.

Expenses relating to this offering

The following table sets forth the costs and expenses, other than underwriting discounts payable in connection with the sale and distribution of the securities being registered. All amounts are estimated except the SEC registration fee, the NASDAQ listing fee and the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee. Except as otherwise noted, all the expenses below will be paid by us.

Item	Amount*
SEC registration fee	US$
FINRA filing fee
NASDAQ listing fee
Legal fees and expenses
Accounting fees and expenses
Printing and engraving expenses
Transfer agent and registrar fees and expenses
Blue Sky fees and expenses
Miscellaneous fees and expenses

Total	US$

*	Amount of fees not yet known.

Legal matters

Cooley LLP is representing us in connection with this offering. BCF LLP will pass upon the validity of the common shares offered in this offering and other legal matters relating to Canadian law, including matters of Canadian income tax law. Goodwin Procter LLP will act as United States counsel to the underwriters and Osler, Hoskin & Harcourt LLP will act as Canadian counsel to the underwriters.

Experts

The consolidated financial statements as of December 31, 2012 and 2013 and for the years then ended included in this prospectus have been audited by Deloitte LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such consolidated financial statements and financial statement schedules have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The offices of Deloitte LLP are located at 1 Place Ville-Marie, Suite 3000, Montreal, Québec H3B 4T9.

Enforceability of civil liabilities

We are a corporation organized under the laws of Canada and a majority of our directors and officers, as well as the Canadian independent registered chartered accountants named in the “Experts” section of this prospectus, reside outside of the United States. Service of process upon such persons may be difficult or impossible to effect within the United States. Furthermore, because a substantial portion of our assets, and substantially all the assets of our non-United States directors and officers and the Canadian experts named herein, are located outside of the United States, any judgment obtained in the United States, including a judgment based upon the civil liability provisions of United States federal securities laws, against us or any of such persons may not be collectible within the United States.

In addition, there is doubt as to the applicability of the civil liability provisions of United States federal securities law to original actions instituted in Canada. It may be difficult for an investor, or any other person or entity, to assert United States securities laws claims in original actions instituted in Canada. However, subject to certain time limitations, a foreign civil judgment, including a United States court judgment based upon the civil liability provisions of United States federal securities laws, may be enforced by a Canadian court, provided that:

➢	the judgment is enforceable in the jurisdiction in which it was given;

➢	the judgment was obtained after due process before a court of competent jurisdiction that recognizes and enforces similar judgments of Canadian courts, and the court had authority according to the rules of private international law currently prevailing in Canada;

➢	adequate service of process was effected and the defendant had a reasonable opportunity to be heard;

➢	the judgment is not contrary to the law, public policy, security or sovereignty of Canada and its enforcement is not contrary to the laws governing enforcement of judgments;

➢	the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties;

Enforceability of civil liabilities

➢	the judgment is no longer appealable; and

➢	an action between the same parties in the same matter is not pending in any Canadian court at the time the lawsuit is instituted in the foreign court.

Foreign judgments enforced by Canadian courts generally will be payable in Canadian dollars. A Canadian court hearing an action to recover an amount in a non-Canadian currency will render judgment for the equivalent amount in Canadian currency.

The name and address of our agent for service of process in the United States is CT Corporation System, 111 Eighth Avenue, New York, New York 10011.

Where you can find more information

We have filed with the SEC a registration statement on Form F-1 under the Securities Act with respect to this offering of our common shares. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common shares, we refer you to the registration statement, including the exhibits and the financial statements and notes filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The exhibits to the registration statement should be referenced for the complete contents of these contracts and documents. You may obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

We are a “foreign private issuer” as defined under Rule 405 of the Securities Act. As a result, upon closing of the offering we will become subject to the informational requirements of the Exchange Act. However, as a foreign private issuer, we will be exempt from certain informational requirements of the Exchange Act which domestic issuers are subject to, including the proxy rules under Section 14 of the Exchange Act, the insider reporting and short-swing profit provisions under Section 16 of the Exchange Act and the requirement to file current reports on Form 8-K upon the occurrence of certain events. We intend to fulfill all informational requirements that do apply to us as a foreign private issuer under Exchange Act by filing all such information with the SEC.

Deloitte LLP
1 Place Ville-Marie
Suite 3000
Montreal, QC
H3B 4T9

Tel: 514-393-7115
Fax: 514-393-4113 www.deloitte.ca

Report of Independent Registered Public Accounting Firm

To the Directors of

Klox Technologies Inc.

We have audited the accompanying consolidated financial statements of Klox Technologies Inc. and subsidiaries (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2013 and December 31, 2012, and the consolidated statements of loss and comprehensive loss, consolidated statements of changes in equity and consolidated statements of cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Report of Independent Registered Public Accounting Firm

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2013 and December 31, 2012, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Deloitte LLP(1)

December 2, 2014

Montreal, Canada

(1)	CPA auditor, CA, public accountancy permit No. A114871

Klox Technologies Inc.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at

(In Canadian dollars)

	Notes	September 30, 2014	December 31, 2013	December 31, 2012
		$	$	$
		(Unaudited)
Current assets
Cash		10,830,957	3,834,928	5,296,605
Short-term investments	5	22,400,000	—	—
Trade and other receivables	7	563,920	241,723	191,772
Balance of sale receivable	25	—	—	397,960
Investment tax credits and other government assistance receivable		1,364,454	1,456,602	1,131,928
Inventories	6	141,887	—	—
Prepaid expenses and deposits		422,232	60,908	83,905

		35,723,450	5,594,161	7,102,170
Non-current assets
Property and equipment	8	178,586	123,579	153,816
Intangibles	9	61,991	26,213	10,316
Investment in FB Health S.p.A., an associate	10	—	—	7,675

Total assets		35,964,027	5,743,953	7,273,977

Current liabilities
Trade payables and accrued liabilities	12 and 18	3,990,415	2,455,051	1,896,773
Advances payable to shareholders	13	14,153	14,655	13,118
Deferred revenues—short-term	6	3,568,404	29,000	—
Repayable government assistance loan	14	34,652	19,938	—

Total current liabilities		7,607,624	2,518,644	1,909,891

Non-current liabilities
Deferred revenues—long-term	4	13,012,336	113,584	—
Repayable government assistance loan	14	117,356	144,048	138,887

Total liabilities		20,737,316	2,776,276	2,048,778

Commitments and contingencies	24

Shareholders’ equity
Share capital	17	44,141,837	26,127,131	21,031,508
Total equity reserves	18 and 19	1,155,458	722,517	356,103
Deficit		(30,070,584)	(23,881,971)	(16,162,412)

Total equity		15,226,711	2,967,677	5,225,199

Total liabilities and equity		35,964,027	5,743,953	7,273,977

The accompanying notes are an integral part of the consolidated financial statements.

Approved by the Board

/s/ Jean Lamarre                            , Director

/s/ Francesco Bellini                      , Director

Klox Technologies Inc.

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(In Canadian dollars, except per share amounts)

		Nine-month periods ended September 30,		Years ended December 31,
	Notes	2014	2013	2013	2012
		$	$	$	$
		(Unaudited)	(Unaudited)
Revenue		1,457,149	192,411	222,771	25,255
Cost of sales		306,172	5,207	11,886	—

Gross profit		1,150,977	187,204	210,885	25,255

Expenses
General and administrative expenses	20	5,593,269	3,593,236	4,903,262	3,579,131
Research and development expenses		3,067,022	3,042,205	4,363,893	4,450,722
Investment tax credits and government assistance		(859,500)	(1,028,695)	(1,826,733)	(1,358,615)
Depreciation of property and equipment		38,313	31,527	42,649	34,630
Amortization of intangibles		4,930	2,211	3,971	2,947
Financial (income) expenses	22	(37,513)	326	(10,027)	3,722,973
Share-based payments	18 and 19	1,265,185	362,203	478,917	340,051
Foreign exchange gain		(1,287,116)	(63,772)	(98,721)	(110,611)
Share of losses from FB Health S.p.A, an associate	10	—	73,233	73,233	82,542
Gain on disposal of FB Health S.p.A, an associate	10	(445,000)	—	—	—

Total expenses		7,339,590	6,012,474	7,930,444	10,743,770

Net loss from continuing operations		(6,188,613)	(5,825,270)	(7,719,559)	(10,718,515)
Net earnings from discontinued operations	25	—	—	—	3,110,581

Net loss and comprehensive loss		(6,188,613)	(5,825,270)	(7,719,559)	(7,607,934)

Net loss per share	17
Loss per share from continuing operations attributable to common equity holders
Basic and diluted		(0.42)	(0.43)	(0.56)	(0.91)
Earnings per share from discontinued operations attributable to common equity holders
Basic and diluted		—	—	—	0.26
Weighted average number of common shares outstanding
Basic and diluted		14,613,658	13,581,261	13,704,853	11,799,661

The accompanying notes are an integral part of the consolidated financial statements.

Klox Technologies Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY

(In Canadian dollars)

	Notes	Number of common shares	Share capital	Stock option reserve	Warrant reserve	Total equity reserves	Deficit	Total Equity
			$	$	$	$	$	$
Balance, December 31, 2011		5,000,100	5,000,040	134,228	81,824	216,052	(8,554,478)	(3,338,386)
Issuance of common shares for cash		1,450,000	7,250,000	—	—	—	—	7,250,000
Issuance of common shares upon conversion of debentures	15	6,919,567	8,839,115	—	—	—	—	8,839,115
Share issuance costs		—	(57,647)	—	—	—	—	(57,647)
Share-based payments	18	—	—	132,700	—	132,700	—	132,700
Issuance of warrants	19	—	—	—	7,351	7,351	—	7,351
Net loss and comprehensive loss		—	—	—	—	—	(7,607,934)	(7,607,934)

Balance, December 31, 2012		13,369,667	21,031,508	266,928	89,175	356,103	(16,162,412)	5,225,199
Issuance of common shares for cash		709,174	5,211,185	—	—	—	—	5,211,185
Share issuance costs		—	(115,562)	—	—	—	—	(115,562)
Share-based payments	18	—	—	351,910	—	351,910	—	351,910
Issuance of warrants	19	—	—	—	14,504	14,504	—	14,504
Net loss and comprehensive loss		—	—	—	—	—	(7,719,559)	(7,719,559)

Balance, December 31, 2013		14,078,841	26,127,131	618,838	103,679	722,517	(23,881,971)	2,967,677

Issuance of common shares for cash		1,218,665	18,004,970	—	—	—	—	18,004,970
Share issuance costs		—	(27,612)	—	—	—	—	(27,612)
Issuance of common shares upon exercise of stock options and warrants		17,230	37,348	—	(9,701)	(9,701)	—	27,647
Share-based payments	18	—	—	435,390	—	435,390	—	435,390
Issuance of warrants	19	—	—	—	7,252	7,252	—	7,252
Net loss and comprehensive loss		—	—	—	—	—	(6,188,613)	(6,188,613)

Balance, September 30, 2014 (unaudited)		15,314,736	44,141,837	1,054,228	101,230	1,155,458	(30,070,584)	15,226,711

Balance, December 31, 2012		13,369,667	21,031,508	266,928	89,175	356,103	(16,162,412)	5,225,199
Issuance of common shares for cash		693,674	5,205,283	—	—	—	—	5,205,283
Share issuance costs		—	(35,000)	—	—	—	—	(35,000)
Share-based payments	18	—	—	251,325	—	251,325	—	251,325
Issuance of warrants	19	—	—	—	10,878	10,878	—	10,878
Net loss and comprehensive loss		—	—	—	—	—	(5,825,270)	(5,825,270)

Balance, September 30, 2013 (unaudited)		14,063,341	26,201,791	518,253	100,053	618,306	(21,987,682)	4,832,415

The accompanying notes are an integral part of the consolidated financial statements.

Klox Technologies Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Canadian dollars)

	Nine-month periods ended September 30,		Years ended December 31,
	2014	2013	2013	2012
	$	$	$	$
	(Unaudited)	(Unaudited)
Operating activities
Net loss	(6,188,613)	(5,825,270)	(7,719,559)	(7,607,934)
Adjusting items
Depreciation of property and equipment	38,313	31,527	42,649	34,630
Amortization of intangibles	4,930	2,211	3,971	2,947
Capitalized interest on convertible debentures to the shareholders	—	—	—	59,691
Accreted interest on repayable government assistance loan	22,582	18,390	25,099	21,222
Accreted interest on convertible debentures to the shareholders	—	—	—	35,214
Unrealized (gains) losses on foreign exchange	(1,144,897)	(63,772)	(106,108)	38,357
Share-based payments	1,265,185	362,203	478,917	340,051
Deferred income on government grant	—	—	—	(4,107)
Share of losses from FB Health S.p.A., an associate	—	73,233	73,233	82,542
Fair value of additional consideration issued upon early inducement of conversion feature	—	—	—	3,636,857
Gain on sale of net assets of discontinued operations	—	—	—	(3,428,142)
Accrued interest income	(13,807)	—	—	—
Gain on disposal of FB Health S.p.A, an associate	(445,000)	—	—	—
Net change in working capital
Trade and other receivables	(322,197)	11,859	(46,857)	191,590
Balance of sale receivable	—	(14,160)	397,960	(397,960)
Investment tax credits and other government assistance receivable	80,170	(1,000,000)	(324,674)	258,431
Inventories	(141,887)	—	—	(59,646)
Prepaid expenses and deposits	(361,324)	58,249	22,997	(44,932)
Trade payables and accrued liabilities	1,534,862	94,115	441,866	166,515
Deferred revenue	16,438,156	—	142,584	—

Net operating cash flows	10,766,473	(6,251,415)	(6,567,922)	(6,674,674)

Investing activities
Increase in short-term investments	(22,400,000)	—	—	—
Investment in FB Health S.p.A, an associate	—	(65,558)	(65,558)	(51,204)
Additions to property and equipment	(93,320)	(9,275)	(12,412)	(67,656)
Additions to intangibles	(40,708)	—	(19,868)	—
Loan to a former shareholder	—	—	—	43,643
Proceeds from disposal of net assets of discontinued operations, net of transaction costs	—	—	—	3,573,086
Proceeds from disposal of FB Health S.p.A, an associate	445,000	—	—	—

Net investing cash flows	(22,089,028)	(74,833)	(97,838)	3,497,869

Financing activities
Proceeds from issuance of common shares	18,030,200	5,205,283	5,211,185	7,250,000
Share issuance costs	(27,612)	(35,000)	(115,562)	(57,647)
Advances payable to shareholders	—	—	—	(30,075)
Bank indebtedness	—	—	—	(680,000)
Proceeds from government assistance	—	—	—	7,750
Proceeds from issuance of convertible debentures to the shareholders	—	—	—	1,999,318

Net financing cash flows	18,002,588	5,170,283	5,095,623	8,489,346

Effect of foreign exchange rate changes on cash	315,996	(36,309)	108,460	(1,127)

Net increase (decrease) in cash	6,996,029	(1,192,274)	(1,461,677)	5,311,414
Cash (bank overdraft), beginning of periods	3,834,928	5,296,605	5,296,605	(14,809)

Cash, end of period	10,830,957	4,104,331	3,834,928	5,296,605

Non-cash transactions
Reduction in loan to a former shareholder offset by a royalty payment	—	—	—	43,643
Increase in government assistance receivable and government assistance loan	—	—	—	24,865
Conversion of convertible debentures to the shareholders and derivative financial liability into common shares	—	—	—	5,202,258

The accompanying notes are an integral part of the consolidated financial statements.

Klox Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In Canadian dollars)

1.    Description of the business

Klox Technologies Inc. (the “Company”) was incorporated on December 7, 2007, under the Canada Business Corporations Act. The Company is a specialty pharmaceutical company focused on developing and commercializing products based on its proprietary BioPhotonic technology platform to address skin and soft tissue disorders. The Company focuses on indications in the areas of dermatology, wound care and oral health.

The address of its registered office is 275 Armand-Frappier Boulevard, Laval, Quebec, H7V 4A7, Canada.

The Board of Directors approved the consolidated financial statements of the Company as at and for the years ended December 31, 2013 and 2012, and the unaudited interim condensed consolidated financial statements as at and for the nine-month periods ended September 30, 2014 and 2013, and authorized their issuance on December 2, 2014.

2.    Significant accounting policies

Statement of compliance

These consolidated financial statements have been prepared by management in compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These financial statements have been prepared in accordance with the following significant accounting policies, which have been applied consistently to all periods presented.

Unaudited interim condensed consolidated financial statements

The unaudited interim condensed consolidated financial statements have been prepared in compliance with International Accounting Standards (“IAS”) 34 Interim Financial Reporting as issued by the IASB, and do not include all the information required for full annual financial statements and are unaudited. The accounting policies and methods of computation applied in these interim condensed consolidated financial statements are the same as those applied by the Company in its consolidated financial statements as at and for the years ended December 31, 2013 and 2012.

Basis of preparation

The Company’s functional currency is the Canadian dollar.

The consolidated financial statements have been prepared on the historical cost basis except for certain assets and liabilities, as explained in the accounting policies below. Historical cost is based on the fair value of the consideration given in exchange for assets.

Klox Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In Canadian dollars)

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or liability, the Company takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purpose in these consolidated financial statements is determined on such a basis, except for share-based payment transactions that are within the scope of IFRS 2, leasing transaction that are within the scope of IAS17, and measurements that have similarities to fair value but are not fair value, such as net realizable value in IAS 2.

In addition, for financial reporting purposes, fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirely, which are described as follows:

➢	Level 1 inputs are quoted price (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

➢	Level 2 inputs are inputs, other than quoted prices included within level 1, that are observable for the asset or liability, either directly or indirectly; and

➢	Level 3 inputs are unobservable inputs for the asset or liability.

The principal accounting policies are set out below:

Basis of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries Klox Italia Srl, Klox Technologies USA Inc. and Klox Technologies Ireland Limited.

Subsidiaries

Subsidiaries are entities controlled by the Company. Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities, and continue to be consolidated until the date that such control ceases.

Changes in the parent company’s ownership interest in subsidiaries that do not result in a loss of control are accounted for as equity transactions.

All intra-group transactions, balances, revenue and expenses are eliminated in full on consolidation until they are realized with a third party.

Associate

An associate is an entity over which the Company has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not controlled, generally consisting of ownership between 20% and 50% of voting rights.

The profit or loss, as well as the assets and liabilities of equity accounted investments are accounted for in these consolidated financial statements using the equity method of accounting. Under the equity

Klox Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In Canadian dollars)

method, an investment in an associate is initially recognized in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Company’s share of profit or loss and of other comprehensive income of the associate. When the Company’s share of losses of an associate exceeds the Company’s interest in that associate (which includes any long-term interests that, in substance, form part of the Company’s net investment in the associate), the Company discontinues recognizing its share of further losses unless the Company has incurred legal or constructive obligations or made payments on behalf of the associate.

Any excess of the acquisition cost over the Company’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of an associate recognized at the acquisition date is recognized as goodwill, which is included within the carrying amount of the investment. Any excess of the Company’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the acquisition cost, after reassessment, is recognized immediately in profit or loss.

When the Company transacts with its associate, profit or loss resulting from transactions with the associate is recognized in the Company’s consolidated financial statements only to the extent of interests in the associate that are not related to the Company.

Short-term investments

Short-term investments include term deposits with maturities ranging between 90 days and 12 months.

Revenue recognition

Revenue from collaboration partners include non-refundable upfront amounts received on the signing of such agreements, milestone payments, research and development payments, contract manufacturing fees and royalties based on specified percentages of net product sales.

The Company recognizes collaborative research and development revenues as services are provided consistent with the performance requirements of the contract. Non-refundable upfront payments received on the signing of collaboration agreements are deferred and recognized as revenue on a straight-line basis over the performance obligation period which requires the Company’s ongoing involvement. If there are no ongoing performance requirements relating to the agreement, than the payments are recognized as revenue upon receipt. The Company’s continuing involvement and remaining obligations are reviewed on a regular basis. Revenue relating to milestone payments are recognized when the Company attains its milestones and no other performance obligation is required.

In situations where there are multiple elements, the Company will unbundle these elements based on their fair value or will defer and amortize its revenue over the term of the arrangement if the Company is not able to determine fair value.

Revenue from sale of goods is recognized when all of the following conditions are satisfied: the Company has transferred to the buyer, the significant risks and rewards of ownership of the goods; the Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold; the amount of revenue can be measured reliably; it is probable that the economic benefits associated with the transaction will flow to the entity; and the costs incurred or to incurred in respect of the transaction can be measured reliably.

Klox Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In Canadian dollars)

Royalty revenues are recognized as earned on an accrual basis in accordance with the terms of the contractual agreements.

Inventories

Inventories are comprised of raw materials and finished goods and are valued at the lower of cost and net realizable value. Costs, including an appropriate portion of fixed and variable overhead expenses, are assigned to inventory on hand. Net realizable value represents the estimated selling prices less all estimated costs of completion and selling. Cost is determined on a first-in, first-out basis.

Property and equipment

Property and equipment are recorded at cost. Depreciation is calculated using the straight-line method over the following useful lives:

Useful life
Furniture and fixtures	5 years
Computer hardware	5 years
Research and development equipment	5 years

Intangibles

The Company records intangibles, with finite useful lives such as computer software and trademarks, at cost less accumulated amortization and government assistance and investment tax credits, if any. Computer software and trademarks are amortized on a straight-line basis over a five and a ten-year period, respectively. Expenditures related to filing for patents are recognized as an expense in the period in which they are incurred.

Intangible assets developed internally are recognized to the extent the criteria in International Accounting Standards (“IAS”) 38, Intangible Assets, are met. Research costs are expensed as incurred. Development costs for internally-generated intangible assets are capitalized if, and only if, the Company can demonstrate:

➢	the technical feasibility of completing the asset so that it will be available for use or sale;

➢	the intention to complete the intangible asset for use or sale;

➢	the ability to use or sell the intangible asset;

➢	how the intangible asset will generate probable future economic benefits;

➢	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and

➢	the ability to measure reliably the expenditure attributable to the intangible asset during its development.

The amount initially recognized for internally-generated intangible assets is the sum of the expenditures incurred from the date when the intangible asset first meets the recognition criteria listed above. Where

Klox Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In Canadian dollars)

no internally-generated intangible asset can be recognized, development expenditures are charged to the income statement in the period in which they are incurred. As at September 30, 2014, and December 31, 2013 and 2012, no expenditures were capitalized to date.

Government assistance and investment tax credits

Government assistance is recorded as a reduction of the related expense or the cost of the asset acquired. Government assistance is recognized when there is reasonable assurance that the assistance will be received and that the conditions of the assistance have been complied with. Government assistance received in advance of complying with the conditions of the assistance are deferred until all conditions are met. Investment tax credits are accounted for under the cost reduction method, whereby the investment tax credits are applied against the carrying value of the related expense or asset. Investment tax credits are recorded when the qualifying expenditures have been incurred and if there is reasonable assurance that the tax credits will be realized. Investment tax credits are subject to audit by the tax authorities.

Impairment of tangible and intangible assets other than goodwill

At each reporting date, the carrying amounts of the tangible and intangible assets are reviewed to determine whether there is any indication of impairment. If any such indication exists for an asset, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where an asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

The recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future pre-tax cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

An impairment loss is expensed immediately in profit or loss. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the statement of financial position date, taking into account the risks and uncertainties surrounding the obligation. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as a financial charge. As at September 30, 2014, December 31, 2013 and 2012, there are no such amounts recorded.

Klox Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In Canadian dollars)

Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly to the income statement.

Operating lease payments are recognized as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed. Contingent rentals arising under operating leases are recognized as an expense in the period in which they are incurred.

In the event that lease incentives are received to enter into operating leases, such incentives are recognized as a deferred credit. The aggregate benefit of incentives is recognized as a reduction of rental expense on a straight-line basis over the term of the related lease.

Transaction costs

Costs incurred to secure debt are deferred and amortized using the effective interest method, over the term of the related debt. Costs incurred in connection with the Company’s planned Initial Public Offering (“IPO”) of shares are being deferred and will be subsequently reclassified to share issuance costs in the statement of shareholders’ equity when the shares will be issued. As of September 30, 2014, the Company had $52,640 of deferred transaction costs which are included in prepaid expenses and deposits.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

Current tax

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the statements of loss and comprehensive loss because of items of income or expense that are taxable or deductible in other periods and items that are never taxable or deductible. The Company’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such deferred tax

Klox Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In Canadian dollars)

assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Current and deferred tax for the period

Current and deferred tax are recognized as an expense or income in profit or loss, except when they relate to items that are recognized outside of profit or loss (whether in other comprehensive loss or directly in deficit), in which case the tax is also recognized outside of profit or loss, or where they arise from the initial accounting for a business combination. In the case of a business combination, the tax effect is included in the accounting for the business combination.

Share-based payments

Equity-settled share-based payments, consisting of stock options to employees and others providing similar services, are measured at the fair value of the equity instruments at the grant date. Details regarding the determination of the fair value of equity-settled share-based transactions are set out in Note 18. The fair value determined at the grant date of the stock options is expensed over their vesting period, based on the Company’s estimate of options that will eventually vest, with a corresponding increase in equity reserves. At the end of each reporting period, the Company revises its estimate of the number of options expected to vest. The impact of the revision of the original estimates, if any, is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to the equity reserves.

The Company uses Deferred Share Units (“DSUs”) for compensation of directors and designated employees. Upon termination of service, DSU participants are entitled to receive for each DSU credited to their account, a payment in cash on the date of settlement, based on the fair value of the Company’s common share. For DSUs, compensation cost is measured based on the fair value of the Company’s common shares from the date of grant through to the settlement date. Any changes in the fair value of the Company’s common shares through to the settlement date result in a change to the measure of compensation cost for those awards and are recorded in profit or loss. The liability associated with DSUs is included in trade payables and accrued liabilities.

Klox Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In Canadian dollars)

Embedded derivatives

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contracts and the host contracts are not measured at fair value with changes in fair value recognized in the statements of loss and comprehensive loss.

Financial assets

All financial assets are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issuance of financial assets, except for those financial assets classified as at fair value through profit or loss, are added or deducted from the fair value of the financial assets on initial recognition.

Financial assets are classified into the following specified categories: financial assets “at fair value through profit or loss”, “held-to-maturity” investments, “available-for-sale” financial assets and “loans and receivables.” The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

Effective interest method

The effective interest method is a method of calculating the amortized cost of a debt instrument and of allocating interest income over the relevant period. The effective interest rate is the rate that discounts estimated future cash receipts (including all fees on points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the debt instrument, or where appropriate, a shorter period, to the net carrying amount on initial recognition.

Loans and receivables

Cash, short-term investments, trade and other receivables, balance of sale receivable, investment tax credits and other government assistance receivable are classified as loans and receivables. Trade and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as loans and receivables. Loans and receivables are measured at amortized cost using the effective interest method, less any impairment. Interest income is recognized by applying the effective interest rate, except for short-term receivables when the recognition of interest would be immaterial.

Impairment of financial assets

Financial assets, other than those at “Fair value through profit or loss”, are assessed for indicators of impairment at the end of each reporting period. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been affected.

For certain categories of financial assets, such as trade receivables, assets that are assessed not to be impaired individually are, in addition, assessed for impairment on a collective basis. Objective evidence

Klox Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In Canadian dollars)

of impairment for a portfolio of receivables could include the Company’s past experience of collecting payments, an increase in the number of delayed payments in the portfolio past the average credit period of 60 days, as well as observable changes in national or local economic conditions that correlate with default on receivables.

For financial assets carried at amortized cost, the amount of the impairment loss recognized is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate.

The carrying amount of financial assets are reduced by the impairment loss directly for all financial assets with the exception of trade receivables, where the carrying amount is reduced through the use of an allowance for doubtful accounts. When a trade receivable is considered uncollectible, it is written off against the allowance for doubtful accounts. Subsequent recoveries of amounts previously written off are credited against the allowance for doubtful accounts. Changes in the carrying amount of the allowance account are recognized in profit or loss.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed, does not exceed what the amortized cost would have been had the impairment not been recognized.

Derecognition of financial assets

The Company derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity.

Compound instruments

The component parts of compound instruments issued by the Company are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangement. At the date of issue, the fair value of the liability component is estimated using the prevailing market interest rate for a similar non-convertible instrument. This amount is recorded as a liability on an amortized cost basis using the effective interest method until extinguished upon conversion or at the instrument’s maturity date. The equity component is determined by deducting the amount of the liability component from the fair value of the compound instrument as a whole. This is recognized and included in equity, net of income tax effects, and is not subsequently remeasured.

In situations where the original financial instrument is denominated in a currency other than the Canadian dollar, the difference between the fair value and the face value is accounted for as a written call option and considered to be a derivative liability. This derivative liability is fair valued at each reporting period with any change recorded to profit and loss.

Financial liabilities

Financial liabilities are classified as either financial liabilities ‘at fair value through profit or loss’ or ‘other financial liabilities.’

Klox Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In Canadian dollars)

Derecognition of financial liabilities

The Company derecognizes financial liabilities when, and only when, the Company’s obligations are discharged, cancelled or they expire. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

Other financial liabilities

Trade payables and accrued liabilities, advances payable to a shareholder, and repayable government assistance loans are classified as other financial liabilities. Other financial liabilities are initially measured at fair value, net of transaction costs.

Other financial liabilities are subsequently measured at amortized cost using the effective interest method.

Foreign currencies

In preparing the consolidated financial statements, transactions in currencies other than the Canadian dollar are recognized at the prevailing exchange rates at the dates of the transactions. At the end of each reporting period, monetary items and non-monetary items carried at fair value denominated in foreign currencies are translated into Canadian dollar at the rates prevailing at that date. Non-monetary items subsequently re-measured. Any gain or loss on translating foreign currencies are recorded in profit or loss.

Foreign operations

The assets and liabilities of foreign operations whose functional currency is not the Canadian dollar are translated into Canadian dollars at the exchange rates in effect at the reporting date. The income and expenses of foreign operations are translated at the average exchange rates prevailing during the period. All foreign currency transaction gains and losses from the transactions denominated in foreign currencies are recorded as foreign exchange (gain) loss in the consolidated statement of loss and comprehensive loss. The functional currencies of the Company’s wholly-owned subsidiaries are as follows:

Name of Subsidiary	Country of Domicile	Functional Currency
Klox Italia Srl	Italy	Euro
Klox Technologies USA Inc.	United States	US dollar
Klox Technologies Ireland Limited	Ireland	Euro

Operating segments

Disclosure of segment information is reported in a manner consistent with the internal reports regularly reviewed by the Company’s Chief Operating Decision Maker in order to assess each segment’s performance and to allocate resources to them. The Chief Operating Decision Maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the President and Chief Executive Officer. The Company currently operates under one segment. Although the Company has subsidiaries in several countries, these operations are insignificant. Accordingly, no geographical information has been disclosed.

Klox Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In Canadian dollars)

Revised IFRS interpretations and amendments adopted with an effect on the consolidated financial statements—effective January 1, 2013

IFRS 12—Disclosure of Interests in Other Entities

IFRS 12 provides guidance on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities. Note disclosures have been included in these consolidated financial statements to comply with this new standard.

IFRS 13—Fair Value Measurement

IFRS 13 is a new standard that defines fair value and requires disclosures about fair value measurements. It applies prospectively from the beginning of the annual period in which it is adopted. New required note disclosures have been included in these consolidated financial statements. Other than the additional disclosures, the application of IFRS 13 has not had any material impact on the amounts recognized in the consolidated financial statements.

Revised IFRS, interpretations and amendments adopted with no effect on the consolidated financial statements—effective January 1, 2013

The following revised standards are effective for annual periods beginning on January 1, 2013 and their adoption has not had any impact on the amounts reported in these financial statements but may affect the accounting for future transactions or arrangements:

IFRS 10—Consolidated Financial Statements

IFRS 10 replaces the consolidation requirements in IAS 27—Consolidated and Separate Financial Statements, and SIC-12—Consolidation—Special Purpose Entities. IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities and changes the definition of control over an investee.

IFRS 11—Joint Arrangements and IFRS 12—Disclosure of Interests in Other Entities and the related amendments to IAS 27—Consolidated and Separate Statements and IAS 28—Investments in Associates (the “package of five”) are adopted at the same time. IFRS 11 supersedes IAS 31—Interests in Joint Ventures, and SIC-13—Jointly Controlled Entities—Non-Monetary Contributions by Venturers. IFRS 11 requires a party to a joint arrangement to determine the type of joint arrangement in which it is involved by assessing its rights and obligations arising from the arrangement. The standard also requires the use of a single method to account for interests in joint ventures, namely the equity method.

Klox Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In Canadian dollars)

STANDARDS, INTERPRETATIONS AND AMENDMENTS ADOPTED WITH NO EFFECT ON THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The following revised standards are effective for annual periods beginning on January 1, 2014 and their adoption has not had any impact on the amounts reported in these financial statements but may affect the accounting for future transactions or arrangements:

IFRIC 21—Levies

On May 20, 2013, the International Accounting Standards Board (“IASB”) issued IFRIC 21—Levies, an interpretation on the accounting for levies imposed by governments. The interpretation clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. The interpretation includes guidance illustrating how the interpretation should be applied. IFRIC 21 requires retrospective application.

Amendments to IAS 36—Impairment, Recoverable Amount Disclosures for Non-Financial Assets

On May 29, 2013, the IASB issued Recoverable Amount Disclosures for Non-Financial Assets (Amendments to IAS 36). These narrow-scope amendments to IAS 36—Impairment of Assets, address the disclosure of information about the recoverable amount of impaired assets if that amount is based on fair value less costs of disposal. These amendments require retrospective application.

STANDARDS, INTERPRETATIONS AND AMENDMENTS TO PUBLISHED STANDARDS THAT ARE ISSUED BUT NOT YET EFFECTIVE

Certain new standards, interpretations and amendments to existing standards have been published and are mandatory for the Company’s accounting periods beginning on or after January 1, 2015. The new standards which are considered to be relevant to the Company’s operations are as follows:

IFRS 9—Financial Instruments

In July 2014, the lASB issued the final publication of the IFRS 9 standard, superseding the current IAS 39, Financial Instruments standard. This standard establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity’s future cash flows. This new standard also includes a new general hedge accounting standard which will align hedge accounting more closely with risk management. It does not fully change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, however, it will provide more hedging strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship. The standard has a mandatorily effective date for annual periods beginning on or after January 1, 2018 with early adoption permitted. The Company is currently evaluating the impact of IFRS 9 on its consolidated financial statements.

IFRS 15—Revenue from Contracts with Customers

This new standard outlines a single comprehensive model for companies to use when accounting for revenue arising from contracts with customers. It supersedes the IASB’s current revenue recognition standards, including IAS 18—Revenue and related interpretations. The core principle of IFRS 15 is that a company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects

Klox Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In Canadian dollars)

the consideration to which the company expects to be entitled in exchange for those goods or services. IFRS 15 may result in substantial changes to the timing of revenue recognition for some companies.

This new standard is effective for annual reporting periods beginning on or after January 1, 2017 with earlier adoption permitted. For comparative amounts, companies have the option of using either retrospective application (with certain practical expedients) or a modified approach that is set out in the new standard. The Company continues to actively monitor this standard and to evaluate the impact this standard will have on the presentation of its consolidated financial statements.

3.    Critical judgments, estimates and assumptions in applying the Company’s accounting policies

Preparing financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and other factors that are believed to be reasonable under the circumstances. These estimates and assumptions have formed the basis for making judgments about the carrying values of assets and liabilities, where these are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are periodically reviewed. Any change to accounting estimates is recognized in the period in which the estimate is revised.

In the process of applying the Company’s accounting policies, management has made the following judgments, estimates and assumptions that have had the most significant impact on the amounts recognized in these financial statements.

Investment tax credits receivable

Estimation of the investment tax credits receivable requires management to make judgments, estimates and assumptions including those related to the eligibility of certain expenditures to tax credits. The tax credits are subject to audit by tax authorities and could affect the Company’s future results if the current judgments, estimates and assumptions are changed.

Share-based payments

The calculation of the fair value of stock options and warrants granted require management to make estimates and assumptions about the fair value of the underlying common shares of the Company, expected volatility, expected life and expected forfeiture rates which could affect the Company’s results if the current estimates change.

Revenue recognition

In accordance with the terms of the LEO Pharma arrangement, as discussed in Note 4, the Company received an upfront payment of $15,975,000. Management made assumptions to determine the period over which this revenue should be recorded based on its best estimate of the level of effort required by the Company to satisfy its performance obligation in accordance with the agreement.

Klox Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In Canadian dollars)

Valuation of derivative liabilities

The calculation of the fair value of the derivative liabilities relating to the payment of dividends and of the derivative liability relating to the warrant as described in Note 17, requires management to make estimates and judgements which could affect the Company’s results if the current estimates and judgements change.

Discontinued operations

In the calculation of the gain on sale of the teeth whitening business, the Company did not ascribe a value to the consideration to be received in the form of royalties since the Company was not able to reasonably determine their value (see Note 25).

4.    License and Joint Venture agreement with LEO Pharma

In July 2014, the Company entered into a license and joint venture agreement with LEO Pharma A/S (“LEO”) pursuant to which the Company granted LEO the exclusive global right, excluding Canada, to commercialize its current and future BioPhotonic topical formulations and lamps for dermatological conditions, excluding orphan indications, and skin rejuvenation procedures (the “Technology”). As a result of this transaction, the Company received a non-refundable upfront licensing fee of $15,975,000 (US$15,000,000) concurrent with the signing of the agreement, which was recorded as deferred revenue. In addition, the Company is entitled to receive future payments in the form of a tiered royalty based on adjusted net sales, as defined in the agreement, and a portion of additional consideration received by LEO from sub-licenses or other transfers of rights to third parties with respect to the products licensed to LEO.

The Company has an ongoing involvement and collaboration relating to the further development and commercialization of the Technology. As a result, the non-refundable upfront licensing fee received is being recorded as deferred revenue and recognized into revenue on a straight-line basis over a period of 5 years, which represents the Company’s best estimate of the length of its performance obligation as it relates to the agreement. For accounting purposes, given that the parties to the agreement do not have joint control and rights to any of the assets under this agreement, this arrangement was not accounted for as a joint venture as per IFRS 11—Joint Arrangements. As of September 30, 2014, the Company has recognized $710,000 of the upfront payment.

In addition to the upfront payment received, the Company issued 493,468 common shares in exchange for cash consideration of $10,753,000 (US$10,000,000) to LEO (see Note 17).

Pursuant to the terms of the agreement, the Company provided a hypothec in favor of LEO as described in Note 24.

5.    Short-term investments

Short-term investments are comprised of guaranteed investment certificates with maturities greater than 90 days and less than 12 months, bearing interest rates between 0.25% to 0.40%. As of September 30, 2014, the Company has short-term investments in the amount of $22,400,000 (nil as of December 31, 2013 and 2012).

Klox Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In Canadian dollars)

6.    Inventories

The Company had $127,711 and $14,176 of finished goods and raw materials inventory, respectively, as of September 30, 2014. The cost of inventories recognised as an expense during the nine-month period ended September 30, 2014 was $296,421 (nil for the nine-month period ended September 30, 2013 and years ended December 31, 2013 and 2012).

There was no inventory reserve recorded for the year ended December 31, 2013 and 2012 or the nine-month periods ended September 30, 2014 and 2013.

7.    Trade and other receivables

	December 31,
	2013	2012
	$	$
Trade receivables	32,862	101,943
Sales tax receivable	196,921	87,791
Other	11,940	2,038

	241,723	191,772

Trade receivables include amounts that are passed due at the end of the reporting period for which the Company has not recognised an allowance for doubtful debts because there has not been a significant change in credit quality and the amounts are still considered recoverable.

	December 31,
	2013	2012
	$	$
Age of receivables that are past due but not impaired
60-90 days	—	46,263
91-120 days	—	28,194

Total	—	74,457

8.    Property and equipment

	Furniture and fixtures	Computer hardware	Research and development equipment	Total
	$	$	$	$
Gross carrying amount
Balance as at January 1, 2012	17,297	19,971	102,054	139,322
Additions	—	10,639	57,017	67,656

Balance as at December 31, 2012	17,297	30,610	159,071	206,978
Additions	—	4,535	7,877	12,412

Balance as at December 31, 2013	17,297	35,145	166,948	219,390

Klox Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In Canadian dollars)

	Furniture and fixtures	Computer hardware	Research and development equipment	Total
	$	$	$	$
Accumulated depreciation
Balance as at January 1, 2012	1,730	3,756	13,046	18,532
Depreciation	3,459	5,059	26,112	34,630

Balance as at December 31, 2012	5,189	8,815	39,158	53,162
Depreciation	3,459	6,787	32,403	42,649

Balance as at December 31, 2013	8,648	15,602	71,561	95,811

Net Book Value
As at December 31, 2012	12,108	21,795	119,913	153,816

As at December 31, 2013	8,649	19,543	95,387	123,579

9.    Intangibles

	Trademarks	Software	Patents	Total
	$	$	$	$
Gross carrying amount
Balance as at January 1, 2012 and December 31, 2012	—	14,735	1	14,736
Additions	19,253	615	—	19,868

Balance as at December 31, 2013	19,253	15,350	1	34,604

Accumulated amortization
Balance as at January 1, 2012	—	1,473	—	1,473
Amortization	—	2,947	—	2,947

Balance as at December 31, 2012	—	4,420	—	4,420
Amortization	963	3,008	—	3,971

Balance as at December 31, 2013	963	7,428	—	8,391
Net Book Value
As at December 31, 2012	—	10,315	1	10,316

As at December 31, 2013	18,290	7,922	1	26,213

Patents

In December 2008, a shareholder, assigned all its pre acquired rights, titles and interests in respect of teeth whitening, skin rejuvenation and wound healing technology, as well as the related obligations (referred to as the “Agreement”) to the Company in exchange for $1. Pursuant to this agreement, the Company shall pay to the original owners (“owners”) of the technology, a royalty of 4% of revenues resulting from sales of products as defined in the agreement payable annually over a term not to exceed the later of (i) the expiration of the patents relating to the assigned technology (ii) the invalidation or abandonment of the patents and (iii) the 20th anniversary of the date of the first commercial sale (see Note 24).

Klox Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In Canadian dollars)

As a result of the sale of the teeth-whitening division to Valeant Pharmaceuticals International, Inc. (“Valeant”), a royalty payment of 4% is due to the owners on the net royalty revenues, if any, recognized and received by the Company and its affiliates, as described in Note 24.

As at December 31, 2013, the Company had a patent portfolio of more than 110 patent applications pending and 5 issued patents. As a result of the sale of assets in 2012, 1 patent application and 1 issued patent was assigned to Valeant. The Company has expensed the costs of filing and obtaining the patents to date.

10.    Investment in FB Health, S.p.A, an associate

	December 31,
	2013	2012
	$	$
187,727 common shares of FB Health S.p.A. (140,000 common shares in 2012) representing 20.61% (21.51% as at December 31, 2012) of the outstanding common shares and voting rights	256,775	191,217
Accumulated share of losses	(256,775)	(183,542)

	—	7,675

On February 1, 2013, the Company increased its investment in FB Health S.p.A. by acquiring 47,727 common shares in exchange for cash consideration of $65,558 (47,727 Euros).

Summarized financial information of the associate is as follows:

	December 31,
	2013	2012
	$	$
Current assets	1,596,138	935,102
Non-current assets	4,683,367	1,281,647
Current liabilities	1,715,176	978,572
Non-current liabilities	3,871,055	1,661,643

	December 31,
	2013	2012
	$	$
Revenue	4,231,943	2,082,988
Loss for the year	(384,736)	(422,282)

The accumulated share of losses amounted to $262,885 in 2013, which reduced the investment to nil.

On July 11, 2014, the Company sold all of its holdings in FB Health S.p.A. for total cash consideration of $445,000 to a company controlled by a director of the Company, resulting in a gain of $445,000. The carrying value at the disposal date was nil.

Klox Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In Canadian dollars)

11.    Credit facility

The Company has a bank line of credit in the authorized amount of $2,000,000, of which nil was drawn on at December 31, 2013 and 2012. The credit facility bears interest at the prime rate of a financial institution plus 1.35%. The credit facility is secured by a personal guarantee by one of the shareholders of $2,000,000. This credit facility is not subject to any financial covenants, and is payable and cancellable on demand or notice by the bank. As at December 31, 2013, the reference prime rate was 3%.

12.     Trade payables and accrued liabilities

	September 30,	December 31,
	2014	2013	2012
	$	$	$
	(Unaudited)
Trade payables	1,084,777	1,190,481	622,642
Accrued liabilities	2,474,200	880,039	959,995
Salaries and withholding taxes	431,438	384,531	314,136

	3,990,415	2,455,051	1,896,773

13.     Advances payable to shareholders

The advances are non-interest bearing and are due on demand.

14.     Repayable government assistance loan

	December 31,
	2013	2012
	$	$
Government assistance loan payable in 47 equal monthly instalments of $4,937 and one instalment of $4,725, beginning on March 1, 2014	236,764	236,764
Unaccreted interest	(72,778)	(97,877)

	163,986	138,887
Less: current portion	19,938	—

	144,048	138,887

The government assistance loan is non-interest bearing and has been discounted using an effective interest rate of 20.33%, which approximates a similar non-convertible loan with comparable terms. The accretion of the government loan to its face value is recorded as interest over the term of the loan using the effective interest rate method.

As a result, the difference between the discounted carrying value of the loan and the proceeds received is accounted for as a benefit and treated as deferred income on government grant and recognized in profit or loss over the period the Company recognizes the expenses the grant is intended to compensate. The deferred income was fully recognized in 2012.

Klox Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In Canadian dollars)

15.     Convertible debentures to the shareholders

On July 1, 2011, the Company issued US$5,000,000 of convertible debentures to existing shareholders, to be drawn in five tranches of US$1,000,000, with a maturity date of July 6, 2016. As at December 31, 2011, the Company had drawn $3,052,017 (US$3,000,000). The convertible debentures to the shareholders were convertible, at any time, into common shares at the option of the holder at a conversion price of US$0.833 per share.

The convertible debentures to the shareholders were accounted for in accordance with their substance and presented in the financial statements in their component parts measured at their respective fair values. The debt component was measured at the issue date as the present value of the mandatory cash payment of principal due under the terms of the convertible debentures to the shareholders discounted at a rate of interest of 20.8%, which approximated a similar non-convertible financial instrument with comparable terms and risk. The difference between the initial fair value and the face value of the convertible debentures to the shareholders was a written call option since the convertible debentures to the shareholders were denominated in a currency other than the Canadian dollar and was considered to be a derivative financial liability, to be fair valued at each reporting period with any change recorded to profit and loss. The accretion of the convertible debentures to the shareholders to their face value was recorded as interest over their respective terms. The debt component was determined to be $1,936,506 and the derivative financial liability was determined to be $1,115,511.

In February 2012, the Company drew down on the remaining $1,999,318 (US$2,000,000) convertible debentures to the shareholders.

On February 27, 2012, the Company entered into agreements with the existing holders of the convertible debentures to the shareholders (“debentures”) to immediately convert the full amount of the debentures in exchange for additional common shares. Pursuant to these agreements, the Company issued 6,919,567 common shares in order to cancel these debentures. The carrying value of the debentures and the derivative financial liability at the conversion date was $3,383,715 and $1,818,543, respectively. This transaction was accounted for as an early conversion in accordance with IAS 32 Financial Instruments: Presentation. The difference between the fair value of common shares issued to the debenture holders under the revised terms and the fair value of the shares which would have been received under the original term, was recognized as a charge in the consolidated statement of loss and comprehensive loss for an amount of $3,636,857, with a corresponding credit to share capital.

Klox Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In Canadian dollars)

16.     Income taxes

A reconciliation of income taxes at Canadian statutory rates with reported income taxes is as follows:

	Years ended December 31,
	2013	2012
	$	$
Loss before income taxes	(7,719,559)	(7,607,934)
Combined Canadian federal and provincial tax rates	26.90%	26.90%
Income tax recovery at statutory rates	(2,076,561)	(2,046,534)
Increase (decrease) resulting from:
Permanent differences	82,595	1,158,038
Quebec R&D tax credits not taxable in Québec	—	(77,824)
Disposal of eligible capital property	—	(456,487)
Unrecognized deferred tax assets	1,993,966	1,422,807

Provision for income taxes	—	—

Deductible temporary differences, unused tax losses and unused tax credits for which no deferred tax assets have been recognized are attributable to the following:

	December 31, 2013		December 31, 2012
	Federal	Quebec	Federal	Quebec
	$	$	$	$
Tax losses	16,329,342	16,075,149	10,160,108	10,348,308
SR&ED expenditures	2,012,329	4,645,303	1,928,107	3,214,731
Share issue costs	127,038	127,038	46,118	46,118

	18,468,709	20,847,490	12,134,333	13,609,157

The significant components of the Company’s deferred income tax position are as follows:

	Non-capital loss carryforward	Property and equipment	SR&ED expenditures and development costs	Deferred income tax assets
	$	$	$	$
December 31, 2012	(289,264)	26,299	262,965	—
(Benefit) expense to statements of loss and comprehensive loss	8,838	(2,175)	(6,663)	—

December 31, 2013	(280,426)	24,124	256,302	—

The unrecognized research and development expenditures carried forward for federal and Quebec income tax purposes of approximately $2,965,000 and $5,598,000, respectively, can be used to reduce federal and provincial taxable income, respectively, at any time in the future.

Unrecognized tax credits, totalling approximately $32,000, will expire at various dates up to 2033.

Klox Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In Canadian dollars)

As at September 30, 2014, the losses available other than capital losses are as follows:

Expiration	Federal	Provincial
	$	$
	(Unaudited)
2031	2,453,086	2,269,205
2032	4,021,552	4,021,552
2033	5,818,317	5,622,293

	12,292,955	11,913,050

17.     Share capital

Authorized

The Company is authorized to issue an unlimited number of:

Common shares, voting, participating, without par value

Class A Preferred shares, non-voting, non-participating, without par value, entitled to non-cumulative monthly dividends in priority to all other classes of shares

Class B Preferred shares, non-voting, non-participating, without par value, entitled to non-cumulative monthly dividends in priority to all other classes of shares except Class A

Class C Preferred shares, voting on the basis of votes per share, without par value, not entitled to dividends and redeemable at any time upon the option of the Company

Class D Preferred shares, non-voting without par value, entitled to non-cumulative annual dividends in priority to all other classes of shares except Class A and Class B shares

Certain holders of common shares are entitled to receive a dividend if a) the Company has not completed an IPO and b) i) Company has a consolidated net profit as determined in accordance with IFRS for four consecutive quarters, and, ii) expects a consolidated net profit during the next fiscal year as presented in the consolidated budget, then the Company shall declare and pay in cash during that fiscal year a dividend on the common shares equal in the aggregate to 35% of the net profit. This undertaking will expire upon the completion of an IPO. The Company has recorded the above as a derivative liability at fair value and remeasured it at each reporting period. As at September 30, 2014, and December 31, 2013 and 2012, the fair value of the derivative liability was nominal.

In addition, in 2012, the Company issued full-ratchet anti-dilution special warrants that are contingently convertible into common shares, to certain shareholders of common shares.

The warrants entitle the holder of such warrants to receive from the Company a certain number of fully-paid and non-assessable common shares in the Company’s capital, without payment of any additional consideration, if the Company completed a private placement of common shares at a per share subscription price that was lower than the per share subscription price paid by the holders for their related common shares. The Company accounted for these warrants as a derivative liability at fair value and remeasured at each reporting period with any change recorded to profit and loss. The fair value of these warrants was nominal.

Klox Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In Canadian dollars)

In June 2013, as a result of the equity financing described above, these warrants were terminated, rendering them null and void.

Issued

	September 30, 2014	December 31, 2013	December 31, 2012
	$	$	$
	(Unaudited)
Common shares	44,342,658	26,300,340	21,089,155
Share issuance costs	(200,821)	(173,209)	(57,647)

	44,141,837	26,127,131	21,031,508

2014 Transactions

In May 2014, the Company issued 725,197 common shares in exchange for cash consideration of $7,251,970.

In July 2014, the Company entered into a subscription agreement with LEO, pursuant to which, the Company issued 493,468 common shares in exchange for cash consideration of $10,753,000 (US$10,000,000) (see Note 4).

During the nine-month period ended September 30, 2014, the Company issued 2,000 common shares upon the exercise of stock options in exchange for cash consideration of $10,000 and 15,230 common shares upon the exercise of warrants in exchange for cash consideration of $15,230. The initial stock option and warrant reserves amounted to $2,417 and $9,701, respectively.

2013 and 2012 Transactions

During the year ended December 31, 2013, the Company issued 709,174 (1,450,000 in 2012) common shares for cash consideration of $5,211,185 ($7,250,000 in 2012), net of share issuance costs of $115,562 ($57,647 in 2012).

In 2012, the Company issued 6,919,567 common shares upon cancellation of convertible debentures to the shareholders. The amount credited to share capital was $8,839,115 (see Note 15).

Earnings per share

Basic earnings (loss) per share amounts are calculated by dividing net earnings (loss) for the year attributable to common equity holders by the weighted-average number of common shares outstanding during the year.

Diluted earnings (loss) per share amounts are calculated by dividing the net earnings (loss) attributable to common equity holders by the weighted-average number of common shares outstanding during the year, plus the weighted-average number of common shares that would be issued on conversion of all the dilutive potential common shares into common shares, provided the inclusion of the potential common shares is not anti-dilutive. As a result of the net losses, potentially dilutive securities comprising of stock options, warrants and convertible instruments have not been included in the computation of diluted earnings per share as they are anti-dilutive.

Klox Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In Canadian dollars)

18.    Share-based payments

On April 14, 2009, the Company adopted a stock option plan for employees, directors and consultants which was subsequently amended on January 17, 2012, and amended and restated on May 9, 2014. Under this plan (as amended), the total number of shares issuable upon exercise of options may not exceed 10% of the total number of all classes of shares or convertible instruments, calculated on a fully-diluted basis.

The exercise price of each option is determined by the Board of Directors on the date of grant which is equal to the estimated fair value of the Company’s common share price. The term of an option is ten years and each option can be exercised in accordance with the terms of the stock option plan and individual option agreements, and generally, commencing on the first anniversary date of the grant of the stock option, vest at the rate of 20% per year.

	September 30, 2014		December 31, 2013		December 31, 2012
	Number of options	Weighted- average exercise price	Number of options	Weighted- average exercise price	Number of options	Weighted- average exercise price
		$		$		$
		(Unaudited)
Outstanding, beginning of period	832,050	3.28	746,050	2.25	509,550	0.81
Granted	360,000	10.21	157,000	7.40	256,500	5.00
Cancelled	(14,000)	5.89	(55,500)	1.74	(20,000)	1.00
Exercised	(2,000)	5.00	(15,500)	0.97	—	—

Outstanding, end of period	1,176,050	5.36	832,050	3.28	746,050	2.25

Exercisable, end of period	358,441	2.17	277,361	1.55	162,121	1.00

The following table summarizes the outstanding and exercisable stock options as at September 30, 2014:

	(Unaudited)
Exercise price	Number of outstanding options	Weighted average remaining contractual life	Number of exercisable Options	Weighted average remaining contractual life
		(years)		(years)
$0.01	72,000	5.75	50,400	5.68
$1.00	358,550	6.42	201,541	6.08
$5.00	242,500	7.74	89,300	7.72
$7.50	153,000	8.92	17,200	8.66
$10.00	330,000	9.61	—	—
$15.00	20,000	9.71	—	—

	1,176,050	7.93	358,441	6.56

Klox Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In Canadian dollars)

The following table summarizes the outstanding and exercisable stock options as at December 31, 2013:

Exercise price	Number of outstanding options	Weighted average remaining contractual life	Number of exercisable Options	Weighted average remaining contractual life
		(years)		(years)
$0.01	72,000	6.50	50,400	6.43
$1.00	358,550	7.17	176,531	6.91
$5.00	253,500	8.50	50,700	8.50
$7.50	148,000	9.64	—	—

	832,050	7.95	277,631	7.11

The fair value of stock options has been determined using the Black-Scholes option pricing model with the following weighted average assumptions:

	September 30, 2014	December 31, 2013	December 31, 2012
	(Unaudited)
Risk-free interest rate (%)	1.39	1.36	1.29
Expected life (years)	5	5	5
Expected volatility (%)	38	39	46
Expected dividend rate (%)	—	—	—
Forfeiture rate (%)	8	4	nil
Weighted average share price	10.21	7.40	5.00

Fair value	$1,282,881	$418,457	$525,468

The share-based payments expense for the year ended December 31, 2013, amounted to $351,910 ($132,700 for the year ended December 31, 2012).

The share-based payments expense for the nine-month period ended September 30, 2014, amounted to $435,390 ($251,325 for the nine-month period ended September 30, 2013).

Klox Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In Canadian dollars)

Deferred share unit (“DSU”) plans:

The Company has DSU plans for employees and members of the Board of Directors created to afford the Company the flexibility to offer DSUs as an alternative to cash compensation. The price of DSUs is determined by the Board of Directors or if the Company is listed and trading, such fair value will be based on the five-day volume weighted average trading price of the Company’s common shares at the time the DSUs are issued, as provided for under the respective plans. The DSUs are redeemable only upon the participant’s resignation, termination, retirement or death, in cash, at a value equal to the number of DSUs credited, multiplied by the fair value described above. For DSUs, compensation cost is measured based on the market price of the Company’s common shares from the date of grant through to the settlement date. Any changes in the market price of the Company’s common shares through to the settlement date result in a change to the measure of compensation cost for those awards and are recorded as share-based payments expense.

	Number of units
	September 30, 2014	December 31, 2013	December 31, 2012
	(Unaudited)
Outstanding, beginning of period	41,667	40,000	—
Granted	8,335	1,667	40,000
Paid	—	—	—
Forfeited	—	—	—

Outstanding, end of period	50,002	41,667	40,000

Included in trade payables and accrued liabilities	$1,135,046	$312,503	$200,000

During the year ended December 31, 2013, the Company granted 1,667 DSUs (40,000 in 2012), having a weighted average fair value per unit of $7.50. The compensation expense related to DSU plans for the year ended December 31, 2013, is $112,503 ($200,000 in 2012).

During the nine-month period ended September 30, 2014, the Company granted 8,335 DSUs having a weighted average fair value per unit of $22.70. The compensation expense related to DSU plans for the nine-month period ended September 30, 2014, is $822,543 ($100,000 for the nine-month period ended September 30, 2013). As at September 30, 2014, the liability related to the DSU plans amounted to $1,135,046 ($312,503, and $200,000 as at December 31, 2013 and 2012, respectively) and was included in accrued liabilities.

Klox Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In Canadian dollars)

19.    Warrants

	September 30, 2014		December 31, 2013		December 31, 2012
	Number of warrants	Weighted -average exercise price	Number of warrants	Weighted -average exercise price	Number of warrants	Weighted -average exercise price
		$		$		$
	(Unaudited)
Outstanding, beginning of period	60,920	3.00	60,920	3.00	30,460	1.00
Granted	—	—	—	—	30,460	5.00
Expired	—	—	—	—	—	—
Exercised	(15,230)	(1.00)	—	—	—	—

Outstanding, end of period	45,690	3.67	60,920	3.00	60,920	3.00

Previously, the Company had issued warrants to purchase 30,460 common shares at an exercise price of $1.00 in relation to a personal guarantee provided for the Company’s credit facility. During 2012, the Company granted additional warrants to purchase 30,460 common shares, at an exercise price of $5.00 to a director in exchange for increasing the personal guarantee for the Company’s credit facility to $2,000,000 (see Note 11). On June 27, 2014, the director exercised his warrant to purchase 15,230 common shares with an exercise price of $1.00 per share set to expire on July 14, 2014. The original warrant reserve was $9,701. The outstanding warrants expire at the earlier of: i) October 11, 2016, ii) the date upon which the Company repays in full and closes its line of credit with its lender or iii) the holder of the warrants is released by its lender from its personal guarantee with respect to the Company’s line of credit.

The fair value of the common share warrants was determined using the Black-Scholes option pricing model on the date of issuance, using the following weighted average assumptions:

2012
Risk-free interest rate (%)	1
Expected life (years)	2
Expected volatility (%)	33
Expected dividend rate (%)	—
Forfeiture rate (%)	nil
Weighted average share price	5.00

Fair value	$29,007

Expected volatility was based on historical information from comparable companies. Share-based compensation expense amounted to $7,252, $10,878, $14,504, $7,351 for the nine-month periods ended September 30, 2014 and 2013 and for the years ended December 31, 2013 and 2012, respectively.

Klox Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In Canadian dollars)

20.    Additional information—Consolidated statements of loss and comprehensive loss

	Nine month periods ended September 30,		Years ended December 31,
	2014	2013	2013	2012
	$	$	$	$
	(Unaudited)	(Unaudited)
Inventory purchases (continuing operations)	301,651	—	—	—
Inventory expense (continuing operations)	296,421	—	—	—
Inventory purchases (discontinued operations)	—	—	—	590,830
Inventory expense (discontinued operations)	—	—	—	590,830
Salaries and Benefits (continuing operations)	1,832,979	1,538,633	2,052,594	1,570,511
Salaries and Benefits (discontinued operations)	—	—	—	250,687
Rental expense	543,806	476,779	624,638	407,764

21.    Customer concentration

The Company was economically dependent on one customer from which it derived 99% and 53% of its revenue for the years ended December 31, 2013 and December 31, 2012 respectively. This customer represented 88% and nil of the trade receivables balance as at December 31, 2013 and 2012, respectively.

The Company was economically dependent on three customers from which it has derived 100% of its revenue for the nine-month period ended September 30, 2014. These customers represented 85% of the trade receivables balance as at September 30, 2014.

22.    Financial (income) expenses

	Nine-month periods ended September 30,		Years ended December 31,
	2014	2013	2013	2012
	$	$	$	$
	(Unaudited)	(Unaudited)
Accreted interest on repayable government assistance loan	22,582	18,390	25,099	21,222
Interest income on cash and short-term investments	(60,095)	(18,064)	(35,126)	(38,342)
Interest on convertible debentures to the shareholders	—	—	—	59,691
Interest on bank indebtedness	—	—	—	8,331
Accreted interest on convertible debentures to the shareholders	—	—	—	35,214
Additional consideration issued upon early inducement of convertible debentures to the shareholders (Note 15)	—	—	—	3,636,857

	(37,513)	326	(10,027)	3,722,973

Klox Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In Canadian dollars)

23.    Financial instruments

Capital risk management

The Company’s capital includes borrowings and share capital. The Company’s policy is to maintain a strong capital base so as to maintain investor, creditor and customer confidence and to sustain the future development of the business. The impact of the level of capital on shareholders’ return is also recognized and the Company recognizes the need to maintain a balance between the higher returns that might be possible with a greater borrowings/equity ratio and the advantages and security afforded by a sound capital position. The Company is not subject to any externally imposed capital requirements.

The Company policies in respect of capital management and allocation are periodically reviewed by the Board of Directors.

Financial risk management

The Company’s activities expose it to a variety of financial risks, including market risk (foreign exchange and interest rate risk), credit risk and liquidity risk. Management reviews these risks on an ongoing basis to ensure that the risks are appropriately managed.

The Company does not have a practice of trading derivatives and had none outstanding as at September 30, 2014 and 2013 and December 31, 2013 and 2012.

Interest rate risk

The Company’s objective in managing interest rate risk is to monitor expected volatility in interest rates while also minimizing financing expenses. Interest rate risk mainly arises from fluctuations of interest rates and the impact on the return earned on cash and short term investments and the expense on floating rate debt. The Company does not currently hold any interest bearing loans as at September 30, 2014 and 2013 and December 31, 2013 and 2012.

Foreign exchange risk

The Company operates internationally and is subject to foreign exchange risk exposures arising from transactions denominated in foreign currencies. The Company’s objective is to minimize the impact of the volatility related to financial assets and liabilities denominated in foreign currencies, where possible.

Foreign currency exchange risk is limited to the portion of the Company’s business transactions denominated in currencies other than the Canadian dollar. On an ongoing basis, management monitors changes in foreign currency exchange rates and considers long-term forecasts to assess the potential cash flow impact to the Company. The Company has elected not to actively manage the foreign exchange exposures at this time.

In 2013, a variation of 10% of the U.S. dollar against the Canadian dollar would have an impact of $129,229 ($96,872 in 2012) on profit and loss, and a variation of 10% of the Euro against the Canadian dollar would have an impact of $31,318 in 2013 ($64,874 in 2012) on profit and loss.

Klox Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In Canadian dollars)

The consolidated statements of financial position includes the following amounts expressed in Canadian dollars with respect to financial assets and liabilities for which cash flows are denominated in the following currencies:

	December 31, 2013		December 31, 2012
	USD	EURO	USD	EURO
	$	€	$	€
Cash	837,000	900	3,201,397	38,000
Trade and other receivables	29,000	—	94,270	3,600
Trade payable and accrued liabilities	113,000	30,000	237,000	31,000

Credit risk

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company is exposed to credit risk through its cash, short term investments and trade and other receivables.

The Company manages the credit risk associated with its cash and short term investments, by placing its funds with reputable financial institutions. Credit risk for trade receivables and other receivables are managed through credit monitoring activities. Losses under trade accounts receivable have been historically insignificant. The credit worthiness of new customers is subject to review by management, and that of existing customers is monitored on an ongoing basis.

The Company reviews its trade receivable accounts regularly, and amounts are written down to their expected realizable value when the account is determined not to be fully collectible.

Liquidity risk

The Company’s objective related to liquidity risk is to effectively manage cash flows to minimize the risk that the Company will not be able to meet its obligations associated with financial liabilities as they fall due. On an ongoing basis, the Company manages liquidity risk by maintaining adequate cash balances.

The following are the contractual maturities of financial obligations

As at December 31, 2013	Carrying amount	Contractual Cash flows	Less than 1 year	1-3 years	4-5 years
	$	$	$	$	$
Trade payables and accrued liabilities	2,455,051	2,455,051	2,455,051	—	—
Other current financial liabilities	14,655	14,655	14,655	—	—
Repayable government assistant loan	163,986	236,764	49,370	187,394	—

	2,633,692	2,706,470	2,519,076	187,394	—

Fair values

The fair values of cash, trade and other receivables, trade payables and accrued liabilities, and the repayable government assistance loan approximate their carrying values. The carrying value and fair value of the derivative liability described in Note 17 is nominal.

Klox Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In Canadian dollars)

The Company does not hold any Level 1 or Level 2 financial assets or liabilities. Level 3 financial assets or liabilities include derivative liabilities relating to the payment of dividends and warrants, as described in Note 17, which require management to make assumptions regarding the measurement of fair value using significant inputs that are not based on observable market data.

24.    Commitments and contingencies

Under the terms of the operating lease contracts, the Company agrees to pay over the following five fiscal years, the following minimum payments for premises, and a computer hardware lease:

The minimum annual rentals payable under the terms of operating leases are as follows as of December 31, 2013:

2013
$
Due within 1 year	634,745
Due after 1 year and within 2 years	650,982
Due after 2 years and within 5 years	1,559,802

2,845,529

The above commitments include minimum rental payments in the amount of $36,931.

The Company’s financial lender issued a letter of credit, on behalf of the Company, in the amount of $20,000 as a security to the landlord for its premises.

As at December 31, 2013, the Company committed to paying $521,142 related to clinical trials. In the normal course of business, the Company enters into third-party agreements for its clinical trials that include indemnification provisions. These provisions are generally subject to specified claim periods, as well as other conditions and limits. No amounts were accrued for the Company’s obligations under these indemnification provisions.

Finally, the Company is also committed to paying royalties of 4% based on product sales and net royalty revenues to the original owners of the technology (see Note 9). The royalties are payable based on a territory during a period where a patent or patent application is enforced.

An annual increase of 3% in the head office rent is included in the lease, as well as an option to extend the lease for an additional two years.

Contingencies

(a)	In connection with the sale of the net assets of the teeth whitening business in 2012, the Company may be required to pay counterparties for costs and losses they will incur as a result of breaches in representations, warranties, covenants and commitments, intellectual property right infringement and litigation against counterparties. The agreement specifies a period of 2 years after the closing date of the sale (November 28, 2012) to claim a respective breach to a maximum value of $2,000,000. No amount has been accrued in this regard and the period relating to this indemnification expired on November 28, 2014.

Klox Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In Canadian dollars)

(b)	In connection with the sale of the investment in FB Health S.p.A, an associate (see Note 10), the Company entered into an indemnification clause, whereby the Company may be required to indemnify the buyer of this investment for costs and losses incurred as a result of any breaches in representations, warranties or covenants.

(c)	The Company provided a hypothec in favor of LEO for the sum of $50,000,000, plus interest of 4% per annum on the universality of its rights, title, interest and property, present and future, tangible and intangible assets relating to specific patent rights. The hypothec was provided as security for the performance of certain of the Company’s present and future obligations under the agreement described in Note 4.

(d)	In connection with a distribution and supply agreement with Sandoz Canada Inc. (“Sandoz”), the Company may have to reimburse Sandoz an amount of $900,000 if certain conditions are not met. The Company does not believe that any amounts will have to be reimbursed.

25.    Discontinued operations

On November 28, 2012, the Company completed the sale of all its net assets relating to the teeth whitening business to Valeant for cash proceeds of $3,967,600 ($4,000,000 USD) including a balance of sale receivable of $396,760 ($400,000 USD). For 10 years following the closing date, the Company is entitled to receive annual royalties equal to 10% of net sales relating to the teeth whitening business, subject to an annual maximum of $1,000,000.

As at December 31, 2012, the balance of the proceeds from sale of the teeth whitening business was, initially held in escrow by an escrow agent, and was released over a period of 12 months from the closing date. As a result of the sale of the teeth whitening business, which constituted a business the Company classified the results of the disposed teeth whitening business, up to the date of the disposal, as a discontinued operation. The gain on sale of the teeth whitening business of was as follows:

$
Net assets disposed of:
Inventory	144,944

Proceeds on disposal	3,967,600
Transaction costs	394,514
Inventory	144,944

Gain on sale of net assets, net of income taxes	3,428,142

Klox Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In Canadian dollars)

The results of discontinued operations for the year ended December 31, 2012 were as follows:

2012
$
Revenue	1,081,970
Cost of sales	594,171

Gross profit	487,799

Operating expenses
General and administrative	805,360

Loss from discontinued operations before the following:	(317,561)
Gain on sale of net assets, net of income taxes	3,428,142

Net earnings from discontinued operations	3,110,581

The balance of sale receivable was fully collected during the year ended December 31, 2013.

26.    Transactions with related parties

The following transactions took place in the normal course of business and were measured at the amount of consideration established and agreed to by the related parties.

The following tables summarize the Company’s related party transactions:

	December 31, 2013	December 31, 2012
	$	$
Rent expense incurred with an associated company	15,018	15,434
Consulting services provided by shareholders	424,463	553,833
Consulting and management services provided by a shareholder/director	250,000	67,996
Reimbursement of expenses to a shareholder for expenses incurred on behalf of the Company	127,980	26,619
Royalty expenses incurred with a shareholder	13,975	8,954
Rent, capital expenditures and other expenses from a related entity	34,234	58,151

See Note 10 for additional information on the sale of the investment in FB Health S.p.A, an associate, made to a related party.

	Amount owing
	December 31, 2013	December 31, 2012
	$	$
Shareholders	77,413	79,006
Related entity	4,938	9,339

Klox Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In Canadian dollars)

Compensation of key management personnel

The remuneration of directors and other key management personnel was as follows:

	December 31, 2013	December 31, 2012
	$	$
Short-term benefits(1)	960,525	699,065
Share-based payments	372,629	359,270

(1)	Short-term benefits include an amount of $250,000 ($67,996 in 2012) for consulting and management services provided by a shareholder/director.

27.    Events after the reporting period

On November 14, 2014, the Company issued 15,230 common shares to a director, upon exercise of warrants with an exercise price of $1.00 per share.

On November 27, 2014, the Company issued 1,500 common shares to a former employee, upon exercise of stock options with an exercise price of $5.00 per share.

At various dates following the reporting date, the Company granted 147,000 options to purchase common shares at an exercise price of US$20.26.

Through and including                     , 2015, (the 25th day after the date of this prospectus) federal securities law may require all dealers that effect transactions in these securities, whether or not participating in this offering, to deliver a prospectus. This is in addition to the dealers’ obligations to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

Information not required in prospectus

ITEM 6.    Indemnification of Directors and Officers

Under the Canada Business Corporations Act, or CBCA, the registrant may indemnify its current or former directors or officers or another individual who acts or acted at the registrant’s request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of his or her association with the registrant or other entity. The CBCA also provides that the registrant may advance moneys to a director, officer or other individual for costs, charges and expenses reasonably incurred in connection with such a proceeding. The individual shall repay the moneys if the individual does not fulfill the conditions described below.

However, indemnification is prohibited under the CBCA unless the individual:

➢	acted honestly and in good faith with a view to the registrant’s best interests, or the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the registrant’s request;

➢	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that his or her conduct was lawful; and

➢	was not judged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done.

The registrant’s by-laws require it to indemnify each current or former director or officer who acts or acted at the registrant’s request as a director or officer or in a similar capacity of the registrant or another entity at the registrant’s request. The registrant will indemnify such individual against all cost, charges and expenses reasonably incurred in respect of any civil, criminal or administrative proceeding in which such individual is involved because of that association with the registrant or other entity. However, the registrant shall not indemnify such individual if, among other things, he or she did not act honestly and in good faith with a view to the registrant’s best interests or, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual did not have reasonable grounds for believing that his or her conduct was lawful.

The registrant’s by-laws authorize it to purchase and maintain insurance for the benefit of each of its current or former directors or officers and each person who acts or acted at the registrant’s request as a director or officer of another entity. The registrant has purchased director and officer liability insurance.

The registrant has entered into indemnity agreements with its directors and certain officers which provide, among other things, that the registrant will indemnify each such individual to the fullest extent permitted by law and as permitted by the CBCA from and against all liabilities, costs, charges and expenses that he or she may incur as a result of his or her actions in the exercise of his or her duties as director or officer, provided that the registrant shall not indemnify such individual if, among other things, he or she did not act honestly and in good faith with a view to the registrant’s best interests and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that his or her conduct was lawful.

Information not required in prospectus

ITEM 7.    Recent Sales of Unregistered Securities.

The following sets forth information regarding all unregistered securities sold since January 1, 2011:

➢	On March 28, 2011, we issued (i) 162,900 common shares, for a total amount of $162,900, to Picchio International Inc., (ii) 387,400 common shares, for a total amount of $387,400, to Vitus Investment III Private Limited, (iii) 215,300 common shares, for a total amount of $215,300, to FMRC Family Trust, (iv) 2,000 common shares, for a total amount of $2,000, to Lise Hébert, and (v) 232,400 common shares, for a total amount of $232,400, to Francesco Bellini.

➢	On June 30, 2011, we issued (i) 10,000 common shares, for a total amount of $10,000, to Cesilde Spalvieri, (ii) 25,000 common shares, for a total amount of $25,000, to Lise Hébert, (iii) 25,000 common shares, for a total amount of $25,000, to 2856166 Canada inc., and (iv) 275,000 common shares, for a total amount of $275,000, to 7875495 Canada inc.

➢	On August 30, 2011, we issued 110,000 common shares, for a total amount of $110,000, to Carlo Bellini and 55,000 common shares, for a total amount of $55,000, to Rocabe Investment Inc.

➢	On February 27, 2012, (i) Francesco Bellini converted his convertible debenture in the capital amount of $1,175,961, plus accrued interest, into 1,630,363 common shares, (ii) Vitus Investment III Private Limited converted a convertible debenture in the capital amount of $2,260,517, plus accrued interest, into 3,134,001 common shares, and (iii) FMRC Family Trust converted a convertible debenture in the capital of $1,554,522, plus accrued interest, into 2,155,203 common shares.

➢	On April 4, 2012, we issued (i) 400,000 common shares, for a total amount of $2,000,000, to Jacqueline Ariadne Desmarais, (ii) 100,000 common shares, for a total amount of $500,000, to Franklin Hobbs, (iii) 100,000 common shares, for a total amount of $500,000, to Peter Coors, (iv) 200,000 common shares, for a total amount of $1,000,000, to Marisa Bellini, and (v) 100,000 common shares, for a total amount of $500,000, to Amphora Bank & Trust Corporation.

➢	On April 5, 2012, we issued 200,000 common shares, for a total amount of $1,000,000, to Dynamic Power Hedge Fund.

➢	On July 6, 2012, we issued 350,000 common shares, for a total amount of $1,750,000, to Baikowitz Holdings Ltd.

➢	On June 28, 2013, we issued (i) 13,334 common shares, for a total amount of $100,005, to Franklin Hobbs, (ii) 26,668 common shares, for a total amount of $200,010, to 7875495 Canada Inc., (iii) 13,334 common shares, for a total amount of $105,135, to Peter Coors, (iv) 13,333 common shares, for a total amount of $100,000, to Mitse Investments Inc., (v) 13,334 common shares, for a total amount of $100,005, to Charles Herington, (vi) 7,000 common shares, for a total amount of $52,500, to Barry Rashkovan, (vii) 20,000 common shares, for a total amount of $150,000, to Guy Savard, (viii) 20,000 common shares, for a total amount of $150,000, to Jack Dym Investment Ltd., (ix) 13,333 common shares, for a total amount of $99,997.50, to Baikowitz Holdings Ltd., (x) 13,333 common shares, for a total amount of $100,000, to Luc Paiement, (xi) 66,668 common shares, for a total amount of $500,010, to Marisa Bellini, (xii) 200,000 common shares, for a total amount of $1,500,000, to Vitus Investments III Private Limited, and (xiii) 33,334 common shares, for a total amount of $250,005, to Louis Vachon.

➢

On July 29, 2013, we issued (i) 13,334 common shares, for a total amount of $100,005, to Amphora Bank & Trust Corporation, (ii) 6,667 common shares, for a total amount of $50,002.50, to James Mackie, (iii) 6,667 common shares, for a total amount of $50,002.50, to Brenda Mackie, (iv) 66,668 common shares, for a total amount of $500,010, to Jacqueline Ariadne Desmarais, (v) 66,666 common shares, for a total amount of $499,995, to Fausto Pigini, (vi) 13,334 common shares, for a total amount of $100,005, to The Bellini Foundation, (vii) 20,000 common shares, for a total amount

Information not required in prospectus

of $150,000, to Micheline Martin, (viii) 20,000 common shares, for a total amount of $150,000, to H & N Family Subco Inc., (ix) 6,667 common shares, for a total amount of $50,002.50, to Marc Nencioni, (x) 6,666 common shares, for a total amount of $49,995, to Jardin de Ville Inc., (xi) 6,667 common shares, for a total amount of $50,002.50, to Johanne Bourque, and (xii) 6,667 common shares, for a total amount of $50,002.50, to Gioconda Gugliotti.

➢	On November 13, 2013, we issued 15,500 common shares, for a total amount of $5,902, to Cesilde Spalvieri pursuant to the exercise of previously granted stock options.

➢	On May 7, 2014, we issued (i) 1,239 common shares, for a total amount of $12,390, to 2856166 Canada Inc., (ii) 4,459 common shares, for a total amount of $44,590, to 7338856 Canada Inc., (iii) 10,000 common shares, for a total amount of $100,000, to 7875495 Canada Inc, (iv) 20,000 common shares, for a total amount of $200,000, to Amphora Bank & Trust Corporation, (v) 50,000 common shares, for a total amount of $500,000, to Baikowitz Holdings Limited, (vi) 663 common shares, for a total amount of $6,630, to The Bellini Foundation, (vii) 13,315 common shares, for a total amount of $133,150, to Marisa Bellini, (viii) 4,000 common shares, for a total amount of $40,000, to Peter Coors, (ix) 5,000 common shares, for a total amount of $50,000, to Gioconda Gugliotti, (x) 991 common shares, for a total amount of $9,910, to H & N Family Subco Inc., (xi) 1,500 common shares, for a total amount of $15,000, to Lise Hébert, (xii) 660 common shares, for a total amount of $6,600, to Charles Herington, (xiii) 4,830 common shares, for a total amount of $48,300, to Franklin Hobbs, (xiv) 334 common shares, for a total amount of $3,340, to Brenda Mackie, (xv) 334 common shares, for a total amount of $3,340 to James Mackie, (xvi) 50,000 common shares, for a total amount of $500,000, to Picchio International Inc., (xvii) 2,872 common shares, for a total amount of $31,290, to Fausto Pigini, (xviiii) 5,000 common shares, for a total amount of $50,000, to Rocabe Investments Inc., (xix) 50,000 common shares, for a total amount of $500,000, to Vitus Investments III Private Limited, (xx) 50,000 common shares, for a total amount of $500,000, Roadmap Innovation Fund I, (xxi) 350,000 common shares, for a total amount of $3,500,000, to National Bank of Canada, and (xxii) 100,000 common shares, for a total amount of $1,000,000, to New Venture I LLC.

➢	On July 7, 2014, we issued 15,230 common shares, for a total amount of $15,230, to Francesco Bellini pursuant to the exercise of previously granted warrants to purchase our common shares.

➢	On July 17, 2014, we issued 493,468 common shares, for a total amount of $10,753,000, to Leo Pharma A/S.

➢	On September 22, 2014, we issued 2,000 common shares, for a total amount of $10,000, to Tuba Yamac pursuant to the exercise of previously granted stock options.

➢	On November 13, 2014, we issued 15,230 common shares, for a total amount of $15,230, to Francesco Bellini pursuant to the exercise of previously granted warrants to purchase our common shares.

➢	On November 27, 2014, we issued 1,500 common shares, for a total amount of $7,500, to Jody Engel pursuant to the exercise of previously granted stock options.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. The offers, sales and issuances of the securities described in this section were exempt from registration either (a) under Section 4(2) of the Securities Act in that the transactions were between an issuer and sophisticated investors and did not involve any public offering within the meaning of Section 4(2) or (b) under Regulation S promulgated under the Securities Act in that offers, sales and issuances were not made to persons in the United States and no directed selling efforts were made in the United States. All recipients had adequate access, through their relationships with us, to information about us. The sales of these securities were made without any general solicitation or advertising.

Information not required in prospectus

ITEM 8.    Exhibits and Financial Statement Schedules.

(a)    Exhibits

The exhibits listed on the attached exhibit index are filed as part of this registration statement.

(b)    Financial Statement Schedules

All schedules have been omitted because the information required to be set forth therein is not applicable or has been included in the consolidated financial statements and notes thereto.

ITEM 9.    Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Laval, Province of Québec, Canada on                     , 2015.

KLOX TECHNOLOGIES INC.
Lise Hébert, PhD President, Chief Executive Officer and Director

Signatures

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Lise Hébert, PhD and Mariano Rodriguez, and each of them, his or her true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to (1) act on, sign and file with the United States Securities and Exchange Commission any and all amendments (including post-effective amendments) to this registration statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (2) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (3) act on and file any supplement to any prospectus included in this registration statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and (4) take any and all actions which may be necessary or appropriate to be done, as fully for all intents and purposes as he might or could do in person, hereby approving, ratifying and confirming all that such agent, proxy and attorney-in-fact or any of his substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Lise Hébert, PhD	President, Chief Executive Officer and Director (Principal Executive Officer)	, 2015

Mariano Rodriguez	Chief Financial Officer and Senior Vice President of Corporate Development (Principal Financial Officer and Principal Accounting Officer)	, 2015

Francesco Bellini, PhD	Executive Chairman of the Board of Directors	, 2015

Harry Baikowitz, PhD	Director	, 2015

Carlo Bellini	Director	, 2015

Charles Herington	Director	, 2015

Jean Lamarre	Director	, 2015

Giovanni Scapagnini, MD, PhD	Director	, 2015

Lynne Nauss	Director	, 2015

Klox Technologies USA Inc.

Name: Lise Hébert, PhD Title: President	Authorized Representative in the United States	, 2015

Exhibit index

The following exhibits are filed as part of this Registration Statement:

Exhibit No.	Description of Exhibit

1.1#	Form of Underwriting Agreement.

3.1#	Articles of Incorporation of Klox Technologies Inc., as amended.

3.2#	Form of Articles of Incorporation of Klox Technologies Inc., to be in effect upon closing of the offering.

3.3#	By-law of Klox Technologies Inc., as amended.

3.4#	Form of Amended and Restated By-laws of Klox Technologies Inc., to be in effect upon closing of the offering.

4.1#	Form of Klox Technologies Inc. Common Share Certificate.

4.2#	Warrant issued by Klox Technologies Inc. in favor of Francesco Bellini on June 29, 2012.

5.1#	Opinion of BCF LLP.

8.1#	Tax Opinion of BCF LLP.

10.1#	Lease Agreement, dated as of March 31, 2011, by and between A.R.E. Québec No. 2, Inc. and Klox Technologies Inc.

10.1.1#	First Amendment to Lease Agreement, dated as of July 12, 2011, by and between A.R.E. Québec No. 2, Inc. and Klox Technologies Inc.

10.1.2#	Second Amendment to Lease Agreement, dated as of February 28, 2013, by and between A.R.E. Québec No. 2, Inc. and Klox Technologies Inc.

10.1.3#	Third Amendment to Lease Agreement, dated as of June 1, 2013, by and between A.R.E. Québec No. 2, Inc. and Klox Technologies Inc.

10.1.4#	Fourth Amendment to Lease Agreement, dated as of June 10, 2014, by and between A.R.E. Québec No. 2, Inc. and Klox Technologies Inc.

10.2#+	Klox Technologies Inc. Amended and Restated Stock Option Plan, dated May 9, 2014 (including forms of Option Agreement and Exercise Notice).

10.3#+	Klox Technologies Inc. Deferred Share Unit Plan.

10.5#+	Form of Indemnity Agreement to be entered into with each director and executive officer of Klox Technologies Inc.

10.6#+	Employment Agreement, dated as of October 4, 2012, by and between Klox Technologies Inc. and Lise Hébert, PhD.

10.7#+	Employment Agreement, dated as of October 4, 2012, by and between Klox Technologies Inc. and Mariano Rodriguez.

10.8#+	Employment Agreement, dated as of October 16, 2014, between Klox Technologies USA Inc. and Todd Martensen.

10.9#	Consulting and Services Agreement, dated as of October 4, 2012, by and between Klox Technologies Inc. and Picchio International Inc.

10.10#†	Distribution and Supply Agreement, dated as of November 15, 2013, by and between Klox Technologies Inc. and Sandoz Canada Inc.

Exhibit index

Exhibit No.	Description of Exhibit

10.11#†	License and Joint Venture Agreement, dated as of July 9, 2014, by and between Klox Technologies, Inc. and LEO Pharma A/S.

21.1#	List of subsidiaries.

23.1#	Consent of Deloitte LLP.

23.2#	Consent of BCF LLP (included in Exhibits 5.1 and 8.1).

24.1#	Power of Attorney (including in signature page to registration statement)

99.1	Registrant’s Application for Waiver of Requirements of Form 20-F, Item 8.A.4.

#	To be filed by amendment.
+	Indicates management contract or compensatory plan.
†	Confidential treatment has been requested for portions of this exhibit. These portions will be omitted from the registration statement and have been filed separately with the United States Securities and Exchange Commission.